As filed with the Securities and Exchange Commission on April 28, 2011

Registration No. 333-170485

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Tudou Holdings Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands	7374	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District

Shanghai 200032, People’s Republic of China

(86-21) 5170-2355

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, NY 10011

(212) 894 8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang Latham & Watkins 41st Floor, One Exchange Square 8 Connaught Place, Central, Hong Kong (852) 2912-2503	Portia Ku O’Melveny & Myers LLP 37/F Plaza 66, 1266 Nanjing Road West Shanghai, People’s Republic of China (86-21) 2307-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Class B ordinary shares, par value US$0.0001 per share(2)(3)	US$120,000,000	US$8,556

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purposes of sales outside of the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-170497). Each American depositary share represents Class B ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS, DATED                     , 2011

             American Depositary Shares

Tudou Holdings Limited

Representing              Class B Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Tudou Holdings Limited, or Tudou. Each ADS represents              Class B ordinary shares, par value US$0.0001 per share, of Tudou. Tudou is offering              ADSs.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$             and US$             per ADS. We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “TUDO.”

The underwriters have an option to purchase up to              additional ADSs from us at the initial public offering price, less the underwriting discounts and commission, to cover over-allotments of ADSs.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 12.

	Initial Public Offering Price	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to Tudou
Per ADS	US$	US$	US$
Total	US$	US$	US$

Delivery of the ADSs will be made on or about                     , 2011.

Upon the completion of this offering, 10,633,333 Class A ordinary shares and                      Class B ordinary shares of our company will be issued and outstanding. Each Class A ordinary share will be entitled to four votes and each Class B ordinary share will be entitled to one vote on all matters subject to shareholders’ vote. Accordingly, holders of our Class A ordinary shares and Class B ordinary shares will hold             % and             % of our aggregate voting power, respectively.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Deutsche Bank Securities

Oppenheimer & Co.

The date of this prospectus is                     , 2011

tudou 土豆网

Online video platform for the Chinese

Creativity, drama, reality, and imagination on
www.tudou.com

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document is only accurate on the date of this document.

Until                     , 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. This summary and other sections of this prospectus contain information from a 2010 report, which we commissioned Sinomonitor International, or Sinomonitor, an independent market research company, to provide, with certain information on the industry in which we operate, including our market position in that industry, or the Sinomonitor Report.

Our Business

We are a leading online video company in China. Our “Tudou” brand is the most valuable online video brand in China, according to the Sinomonitor Report. Our website, Tudou.com, is named by the Sinomonitor Report as the most favored and recommended online video website by online video users in China. We believe we are the first online video site launched in China, and our Tudou.com website provides a robust online platform for Chinese Internet users to upload, watch and share videos via the Internet. By leveraging our leading industry position and recognizable and valuable brand, we have established a large and highly engaged user community. Our registered users increased from 16.3 million as of December 31, 2007 to 56.4 million as of December 31, 2009 and further to 78.2 million as of December 31, 2010. Our average number of new video clips uploaded daily increased from approximately 16,000 in 2007 to approximately 29,000 in 2009 and further to approximately 40,000 in 2010.

We provide a truly on-demand and interactive viewing experience where our users can find content they want to view, share content they create and connect with other users on our platform. We offer a comprehensive selection of unique and entertaining content including user generated content, or UGC, premium licensed content and in-house developed content. Our extensive content library is designed to meet our users’ diverse viewing needs spanning genres from entertainment and animation to finance and music. We released our first “Made-for-Internet” in-house production, That Love Comes, in November 2010 and our second production, Utopia Office, in April 2011. Our website allows our users to watch, upload, rate, comment on and recommend videos, creating a highly engaging and interactive experience. The volume and quality of our unique content, combined with our enjoyable user experience, have allowed us to establish a large user base, consisting primarily of the young, urban, affluent and educated demographic group that is particularly attractive to advertisers.

We have focused on developing our online platform to provide what we believe is the best user experience in the online video industry in China. We have developed a user friendly and interactive interface that we believe provides our users with a superior viewing experience. Additionally, we have created rich community features to enhance our users’ experience. We encourage the creativity of our user community through signature industry events such as the Tudou Video Festival, through talent development initiatives and by providing monetary incentives to producers of our most viewed UGCs. To ensure an enjoyable user experience, we have built a robust technology platform with access to over 4,000 servers across China, which is optimized for the delivery of online video content and which focuses on stability, scalability and flexibility.

Online video and online advertising have grown rapidly in China in recent years as a result of positive macroeconomic trends, increasing Internet penetration rates and the continuing acceptance of the Internet as a critical channel for advertisers’ marketing strategies. In addition, users are increasingly seeking alternatives to traditional television to have more control over their media viewing experience. Content portability is also becoming increasingly important as users want to have the option to access video and other content on their mobile phones and other Internet-enabled devices. We believe we are well positioned to capitalize on these positive industry trends.

We generate revenues primarily by delivering online advertising services. We provide advertising services primarily through our Tudou.com website in various formats, including pre-roll or post-roll video advertisements, in-roll logos, background advertisements, banners, buttons, links and stream advertisements. In addition, we provide innovative and differentiated online advertising services, including event sponsorships, interactive advertising and the opportunities to purchase advertising embedded in our in-house developed content.

We also began generating revenues in January 2010 from our mobile video services, which we provide primarily through a video channel with China Mobile, and we had an aggregate of approximately 15.8 million users with a total of approximately 27.7 million clip views in 2010. Through our agreement with China Mobile, we select and provide videos based on our assessment of mobile user preferences. Users pay a monthly subscription fee for access to our video channel or pay on a per-clip basis, and we share the fees for such services with China Mobile.

Since we launched our online video platform in April 2005, our business has grown substantially. As is customary in the advertising industry in China, we typically enter into advertising contracts with third-party advertising agencies. We pay agency fees to third-party advertising agencies that purchase our advertising services and recognize revenues net of these agency fees. Our net revenues are net of sales taxes. Our net revenues increased from RMB26.2 million in 2008 to RMB89.1 million in 2009 and to RMB286.3 million (US$43.4 million) in 2010, representing a compounded annual growth rate, or CAGR, of 121.8% over the three-year period. Our net loss was RMB212.6 million, RMB144.8 million and RMB347.4 million (US$52.6 million) in 2008, 2009 and 2010, respectively. Our adjusted net loss, a financial measure not in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, which excludes the impact of non-cash items including share-based compensation, beneficial conversion charge on convertible loan and fair value changes in warrant liabilities from our net loss, was RMB201.3 million, RMB133.3 million and RMB107.2 million (US$16.2 million) in 2008, 2009 and 2010, respectively. For a reconciliation of our net loss to our adjusted net loss, see footnote 2 on page 11 of this prospectus.

We are a Cayman Islands holding company and conduct substantially all of our online video services in China through our variable interest entities, or VIEs. We have entered into a series of contractual arrangements with our VIEs through which we exercise effective control over operations of these entities and receive economic benefits generated from these entities. See “—Corporate History and Structure.”

Our Industry

According to the China Internet Network Information Center, or CNNIC, a non-profit state-owned research center in China, the number of Internet users in China reached 457.3 million as of December 31, 2010. Significant growth potential exists as the Internet penetration rate in China was only 34.3% as of December 31, 2010, according to CNNIC, according to ZenithOptimedia, an independent market research firm, the Internet also surpassed newspapers as the second largest advertising medium in China after television in 2010. According to ZenithOptimedia, Internet advertising expenditures in China grew from US$2.5 billion in 2008 to US$4.7 billion in 2010. ZenithOptimedia estimates that such expenditures will increase to US$9.7 billion in 2013, representing an expected CAGR of 27.3% from 2010 to 2013.

China’s online video industry is still in the early stages of development and continues to evolve rapidly as an increasing number of users are seeking more control of their media viewing experience. According to iResearch Consulting Group, or iResearch, the total number of online video users in China was estimated to have reached approximately 309.0 million in 2009, a significant increase from 82.2 million in 2006 and is expected to grow at a CAGR of 36.3% from 2006 to 2012, driven by increasing Internet penetration rate, improving video quality and more video content being available online. The recent growth in user penetration rates has allowed China to surpass the United States, in terms of number of users. In 2009, China was estimated to have approximately two times the number of online video users as the United States, according to iResearch. Advertisers are recognizing the importance of online video advertising as a major part of their online advertising strategy. The online video industry is one of the fastest growing segments in online advertising, with a CAGR of 138.7% from 2006 to 2009, and is expected to grow at a CAGR of 76.2% from 2009 to 2013, according to iResearch.

Due to the increasing rollout of 3G networks and advanced mobile infrastructure in China, mobile devices are playing an increasingly important role in China’s Internet development. The number of mobile Internet users in China reached approximately 302.7 million as of December 31, 2010, a significant increase from approximately 117.6 million and approximately 233.4 million as of December 31, 2008 and 2009, respectively, according to CNNIC.

Our Strengths

We believe that the following competitive strengths enable us to compete effectively and to capitalize on the rapid growth in the online video industry in China:

•	leading online video brand in China;

•	unique and diverse selection of content;

•	highly engaged user community;

•	compelling solutions for advertisers;

•	robust technology platform; and

•	experienced management team with significant Internet and advertising industry expertise.

Our Strategies

Our objective is to strengthen our leading position in the online video industry and to establish Tudou as a leading media company in China. We intend to achieve our objective by pursuing the following strategies:

•	strengthening our brand;

•	enhancing our content offering;

•	deepening our relationships with advertisers;

•	expanding the distribution channels of our content; and

•	further investing in developing our technology platform.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially adversely affect us:

•	our history of net losses and uncertainty with respect to our ability to achieve and maintain profitability in the future;

•	our incurrence of negative cash flow from operations of RMB183.3 million, RMB94.8 million and RMB98.8 million (US$15.0 million) in 2008, 2009 and 2010, respectively;

•	uncertainty with respect to our ability to generate positive operating cash flow in the future considering that we expect our costs and expenses to increase as we expand our operations;

•	uncertainty with respect to our PRC subsidiaries’ and VIEs’ ability to procure short-term loans from commercial banks in China to finance their working capital needs;

•	our limited history operating an online video website and providing online advertising services as well as mobile video services;

•	uncertainties regarding the growth of the online video industry and user acceptance of our online video content;

•	our reliance on the online advertising industry for substantially all of our revenues;

•	our ability to maintain and enhance our brand;

•	our ability to obtain or extend necessary licenses, permits and approvals to operate our Internet-related and mobile value-added businesses;

•	our ability to effectively control our VIEs based upon contract rather than equity;

•	competition in our industry;

•	our exposure to copyright infringement and other intellectual property related claims;

•

uncertainty with respect to our ability to meet our potential need for additional capital as a result of the expansion of our business, and potential dilution to our shareholders and covenants that may restrict our operations or our ability to pay dividends due to our future capital needs requiring us to sell additional equity or debt securities or obtain short-term loans from commercial banks; and

•	restrictions on our ability to use our operating cash flows effectively and the ability of our PRC subsidiaries to obtain financing due to governmental control of currency conversion.

See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties.

Corporate History and Structure

We are a Cayman Islands company and conduct our business operations principally in China through our PRC subsidiaries and VIEs. Foreign ownership in Internet-related and mobile value-added service businesses is subject to restrictions under current PRC laws, rules and regulations. To comply with the applicable PRC laws, rules and regulations, we conduct our operations in China through a series of contractual arrangements entered into with our VIEs, namely Quan Toodou Network Science and Technology Co., Ltd., or Quan Toodou, Shanghai Suzao Network Science and Technology Co., Ltd., or Shanghai Suzao, and Chengdu Gaishi Network Science and Technology Co., Ltd., or Chengdu Gaishi, and their respective shareholders, through which we exercise effective control over operations of these entities and receive economic benefits generated from these entities.

However, these contractual arrangements may not be as effective in providing us with control over the VIEs as direct ownership of these companies. In addition, these VIEs or their shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. For detailed analysis of risks associated with these contractual arrangements, see “Risk Factors—Risks Relating to Doing Business in China.”

The following diagram illustrates our corporate structure and the place of incorporation of each of our subsidiaries and VIEs, as of the date of this prospectus.

Direct ownership
Contractual arrangements: See “Corporate History and Structure—Our Corporate Structure—Contractual Arrangements with Quan Toodou and its Shareholders, —Contractual Arrangements with Shanghai Suzao and its Shareholders and —Contractual Arrangements with Chengdu Gaishi and its Shareholders.”

(A)	Quan Toodou Network Science and Technology Co., Ltd. is our VIE in China and is 95% owned by Mr. Gary Wei Wang, our founder, chairman and chief executive officer, and 5% owned by Ms. Zhiqi Wang, our employee and a member of our founding team.

(B)	Shanghai Suzao Network Science and Technology Co., Ltd. is our VIE in China and is 50% owned by Mr. Chengzi Wu, our employee and a member of our founding team, and 50% owned by Ms. Jing Chen, our employee and a member of our founding team.

(C)	Chengdu Gaishi Network Science and Technology Co., Ltd. is our VIE in China and is 50% owned by Mr. Chengzi Wu and 50% owned by Mr. Xiaoyun Zhang, our employee and a member of our founding team.

Corporate Information

Our principal executive offices are located at Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, People’s Republic of China. Our telephone number at this address is (86-21) 5170-2355 and our fax number is (86-21) 5170-2366. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.tudou.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

THE OFFERING

ADS offered by us	ADSs

The ADSs	Each ADS represents Class B ordinary shares, par value US$0.0001 per share. The ADSs may be evidenced by an ADR.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Option to purchase additional shares	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs representing Class B ordinary shares.

Ordinary shares outstanding immediately after the offering	ordinary shares, comprised of (i) 10,633,333 Class A ordinary shares and (ii) Class B ordinary shares ordinary shares, par value US$0.0001 per share.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to four votes on all matters subject to shareholders’ vote, and each Class B ordinary share is entitled to one vote on all matters subject to shareholders’ vote. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any transfer of Class A ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder or upon Mr. Gary Wei Wang’s ceasing to be employed as our chief executive officer, such Class A ordinary shares shall be automatically and immediately converted into an equal number of Class B ordinary shares.

ADSs outstanding immediately after the offering	ADSs.

Use of proceeds	We will receive net proceeds from this offering of approximately US$ million, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us. We intend to use a portion of the net proceeds we receive from this offering for the following purposes:

•	to fund our content procurement and in-house developed content production;

•	to fund our expansion of Internet bandwidth capacity;

•	to fund the enhancement of our technology platform; and

•	the balance to fund our working capital and for general corporate purposes, including potential acquisitions, partnerships, alliances and licensing opportunities.

NASDAQ trading symbol	TUDO

Lock-up	We, each of our directors, executive officers, [all of] our existing shareholders [and optionholders holding vested options within 180 days of this offering] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our ADSs, ordinary shares or similar securities for 180 days after the date of this prospectus. See “Underwriting.”

Reserved ADSs	At our request, the underwriters have reserved for sale, at the public offering price, up to an aggregate of ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons through a directed share program.

Depositary	The Bank of New York Mellon

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•

assumes the exercise of all the warrants to purchase up to 9,230,878 Series E preferred shares of our company and automatic conversion of these preferred shares into 9,230,878 of our Class B ordinary shares immediately prior to the completion of this offering;

•	assumes the conversion of all outstanding preferred shares into 69,914,684 Class B ordinary shares immediately prior to the completion of this offering;

•	assumes no exercise of the underwriters’ over-allotment option;

•

excludes 7,184,795 ordinary shares, consisting of 1,057,500 Class A and 6,127,295 Class B ordinary shares, issuable upon the exercise of options outstanding as of December 31, 2010, at a weighted average exercise price of US$1.38 per share; and

•	excludes 5,055,323 Class B ordinary shares reserved for future issuances under our share incentive plan as of December 31, 2010.

Summary Consolidated Financial Data

The following summary consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010 and the summary consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated statements of operations for the year ended December 31, 2007 have been derived from our audited consolidated financial statements that are not included in this prospectus. You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results expected for future periods.

Our audited consolidated financial statements for the years ended December 31, 2008 and 2009 have been restated to reclassify agency fees we paid to advertising agencies as a reduction of revenues rather than as cost of revenues. The reclassification resulted in a downward adjustment of RMB4.7 million and RMB24.1 million in our net revenues for the years ended December 31, 2008 and 2009, respectively and a corresponding downward adjustment of RMB4.7 million and RMB24.1 million in our cost of revenues for the years ended December 31, 2008 and 2009, respectively. For more details, please see Note 3(b) to our audited consolidated financial statements included elsewhere in this prospectus.

	For the Year Ended December 31,
	2007	2008	2009	2010	2010
		Restated	Restated
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except per share data)
Consolidated Statements of Operations
Net revenues	6,617.7	26,220.2	89,147.3	286,258.1	43,372.4
Cost of revenues(1)	(72,394.3)	(143,331.5)	(127,182.1)	(226,399.3)	(34,302.9)

Gross profit (loss)	(65,776.6)	(117,111.3)	(38,034.8)	59,858.8	9,069.5
Operating expenses:
Sales and marketing expenses(1)	(12,996.7)	(42,574.3)	(73,435.2)	(143,224.1)	(21,700.6)
General and administrative expenses(1)	(11,824.3)	(37,781.3)	(37,585.6)	(104,911.4)	(15,895.7)
Impairment of equipment	—	(8,735.6)	(2,372.3)	—	—

Total operating expenses	(24,821.0)	(89,091.2)	(113,393.1)	(248,135.5)	(37,596.3)

Loss from operations	(90,597.6)	(206,202.5)	(151,427.9)	(188,276.7)	(28,526.8)
Finance income	2,545.3	3,572.6	3,103.8	331.0	50.1
Finance expenses	—	—	—	(12,851.2)	(1,947.1)
Other expenses	(20.8)	(236.5)	(63.0)	1.4	0.2
Foreign exchange gain (loss)	(7,810.5)	(9,772.2)	3,610.0	(10,957.2)	(1,660.1)
Beneficial conversion charge on convertible loan	—	—	—	(10,967.0)	(1,661.7)
Fair value changes in warrant liabilities	—	—	—	(124,680.1)	(18,890.9)

Loss before income taxes	(95,883.6)	(212,638.6)	(144,777.2)	(347,399.8)	(52,636.3)
Income taxes	(0.0)*	—	—	—	—

Net loss	(95,883.6)	(212,638.6)	(144,777.2)	(347,399.8)	(52,636.3)

Net loss attributable to ordinary shareholders	(85,192.3)	(195,100.7)	(145,085.6)	(362,383.7)	(54,906.6)

Loss per ordinary share
Basic and diluted	(7.10)	(16.26)	(12.09)	(30.20)	(4.58)
Weighted average number of ordinary shares used in computing loss per share
Basic and diluted	12,000	12,000	12,000	12,000	12,000
Pro forma loss per share attributable to Class A and Class B ordinary shareholders (“unaudited”)

Basic and diluted				(3.98)	(0.60)
Pro forma weighted average number of ordinary shares used in computing loss per share (“unaudited”)

Basic and diluted
Class A ordinary shares				11,300	11,300
Class B ordinary shares				79,698	79,698
Non-GAAP Financial Data
Adjusted revenues(2)	7,243.3	34,486.7	124,887.1	384,455.5	58,250.8
Adjusted net loss(2)	(90,180.4)	(201,320.5)	(133,254.8)	(107,176.3)	(16,238.8)

*	Less than RMB100.
(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2007	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Share-based compensation expenses:
Cost of revenues	1,217.0	2,762.6	1,875.6	14,133.0	2,141.4
Sales and marketing expenses	2,065.5	3,918.0	3,491.8	31,025.3	4,700.8
General and administrative expenses	2,420.7	4,637.5	6,155.0	59,418.1	9,002.7

Total:	5,703.2	11,318.1	11,522.4	104,576.4	15,844.9

(2)

We define adjusted revenues, a non-GAAP financial measure, as the sum of net revenues, agency fees we paid to third-party advertising agencies and sales taxes. We define adjusted net loss, a non-GAAP financial measure, as net loss excluding share-based compensation expenses, beneficial conversion charge on convertible loan and fair value changes in warrant liabilities. We review adjusted revenues together with net revenues and adjusted net loss together with net loss to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance with the effect of the agency fees paid to third-party advertising agencies and the sales taxes, and without the effect of non-cash share-based compensation expenses, beneficial conversion charge on convertible loan and fair value changes in warrant liabilities. However, the use of adjusted revenues and adjusted net loss has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted revenues is that they include certain items that are not typically included in net revenues, and one of the limitations of using non-GAAP adjusted net loss is that it does not include all items that impact our net loss for the period. In addition, because adjusted revenues and adjusted net loss are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted revenues and adjusted net loss in isolation from or as an alternative to net revenues and net loss prepared in accordance with U.S. GAAP.

		For the Year Ended December 31,
		2007	2008	2009	2010	2010
			Restated	Restated
		(RMB)	(RMB)	(RMB)	(RMB)	(US$)
		(in thousands)
Net revenues		6,617.7	26,220.2	89,147.3	286,258.1	43,372.4
Add back:	agency fees:	—	4,723.5	24,081.3	55,001.9	8,333.6
	sales taxes:	625.6	3,543.0	11,658.5	43,195.5	6,544.8

Adjusted revenues		7,243.3	34,486.7	124,887.1	384,455.5	58,250.8

		For the Year Ended December 31,
		2007	2008	2009	2010	2010
		(RMB)	(RMB)	(RMB)	(RMB)	(US$)
		(in thousands)
Net loss		(95,883.6)	(212,638.6)	(144,777.2)	(347,399.8)	(52,636.3)
Add back:	share-based compensation expenses:	5,703.2	11,318.1	11,522.4	104,576.4	15,844.9
	beneficial conversion charge on convertible loan:	—	—	—	10,967.0	1,661.7
	fair value changes in warrant liabilities:	—	—	—	124,680.1	18,890.9

Adjusted net loss		(90,180.4)	(201,320.5)	(133,254.8)	(107,176.3)	(16,238.8)

	For the Year Ended December 31,
	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	260,769.0	62,034.4	263,150.8	39,871.3
Short term investments	11,312.2	84,211.6	5,837.2	884.4
Total current assets	303,479.2	223,511.0	614,181.6	93,057.8
Total assets	339,699.4	263,003.0	698,742.2	105,870.0
Total current liabilities	51,864.8	119,945.5	418,358.9	63,387.7
Total liabilities	51,864.8	119,945.5	572,398.5	86,727.0
Mezzanine equity:
Series A redeemable convertible preferred shares	5,908.8	6,756.8	7,381.3	1,118.4
Series B redeemable convertible preferred shares	58,094.0	58,039.6	56,292.9	8,529.2
Series C redeemable convertible preferred shares	129,857.4	129,735.8	125,831.3	19,065.3
Series D redeemable convertible preferred shares	388,205.3	387,841.8	376,169.4	56,995.4
Series E redeemable convertible preferred shares	—	—	351,402.1	53,242.7
Accumulated deficit	(294,327.9)	(439,413.5)	(801,797.3)	(121,484.4)
Total shareholders’ deficit	(294,230.9)	(439,316.5)	(790,733.2)	(119,808.1)
Total liabilities and shareholders’ deficit	339,699.4	263,003.0	698,742.2	105,870.0

RISK FACTORS

You should carefully consider the risks described below in conjunction with the other information and the financial statements and related notes included elsewhere in this prospectus before making an investment decision. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements relating to events subject to risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements due to the material risks that we face as described below.

Risks Relating to Our Business and Our Industry

We have a history of net losses and negative operating cash flow and may incur net losses and negative operating cash flow in the future.

We incurred net losses of RMB212.6 million, RMB144.8 million and RMB347.4 million (US$52.6 million) in 2008, 2009 and 2010, respectively, and we may incur losses in the future. In addition, we incurred negative cash flow from operations of RMB183.3 million, RMB94.8 million and RMB98.8 million (US$15.0 million) in 2008, 2009 and 2010, respectively. We expect our costs and expenses to increase as we expand our operations, primarily including costs and expenses associated with leasing Internet bandwidth, acquiring and licensing premium video content, producing in-house developed content and sales and marketing activities. Our ability to achieve and maintain profitability and positive operating cash flow depends on the growth of the online video industry and the online advertising market, the continued acceptance of our online video content by our users, the continued growth and maintenance of our user base, our ability to control our costs and expenses, the expansion and effectiveness of our subscription fee-based and per-clip based mobile video services, our ability to attract and retain advertisers and advertising agencies and our ability to provide new advertising services to meet the demands of our advertisers. We may not be able to achieve or sustain profitability and/or positive operating cash flow, and if we achieve positive operating cash flow, it may not be enough to satisfy our anticipated capital expenditures and other cash needs.

We are a relatively young company subject to risks and uncertainties associated with operating in the rapidly developing and evolving online video industry. Our limited operating history makes evaluating our business and prospects difficult.

We launched our website in 2005. As an early-stage company in the new and rapidly evolving Chinese online video industry, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

•	continue to attract a large audience by expanding our online video content library and enhancing our user experience;

•	raise our brand awareness and increase our user loyalty;

•	maintain and develop relationships with advertisers and advertising agencies;

•	continue to acquire premium licensed content at a commercially acceptable cost;

•	continue offering innovative advertising services;

•	maintain our current and develop new relationships with China Mobile and other telecommunication operators to build our mobile video business;

•	attract and retain qualified personnel; and

•	successfully adapt our business model to changes in this new and rapidly evolving industry.

You should consider our business and prospects in light of the risks and uncertainties we face as an early-stage company operating in a rapidly evolving market. We may not be successful in addressing the risks and uncertainties listed above, which may materially and adversely affect our business prospects.

We face uncertainties regarding the growth of the online video industry and user acceptance of our online video content, which could adversely affect our revenues and business prospects.

The growth of the online video industry and online advertising services from which we derive most of our revenues, as well as the level of demand and market acceptance of our services, are subject to uncertainties and numerous other factors, some of which are beyond our control. These uncertainties and factors include but are not limited to:

•	general economic conditions, particularly economic conditions adversely affecting consumer spending as well as advertising spending;

•	the growth of Internet usage and penetration in China, and the rate of any such growth;

•	the development and change of government regulation of the Internet industry in general and the online video industry in particular;

•	competition between online video and traditional media formats, such as television;

•	the popularity and price of online advertising services that we and our competitors launch and distribute; and

•	changes in user demographics and their tastes and preferences.

A decline in the popularity of online videos in general, or our website in particular, and a decline of our user base, will adversely affect our revenues and business prospects.

We rely on online advertising sales for substantially all of our revenues. The online advertising market is subject to many challenges and uncertainties. If we fail to retain existing advertisers or attract new advertisers for our online advertising services, our business, results of operations and growth prospects could be seriously harmed.

In 2008 and 2009, we generated all, and in 2010, we generated substantially all, of our revenues from online advertising services. The online advertising market continues to evolve in China. Many of our current and potential advertisers have limited experience with the Internet as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures to online advertising, and may not find the Internet to be effective for promoting their products and services relative to traditional media. Advertising agencies also have limited experience in procuring online video advertising for advertisers. If the Internet does not become more widely accepted as a medium for advertising, our ability to increase our revenues could be negatively affected. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are beyond our control, including but not limited to:

•	the development and retention of a large user base with demographic characteristics attractive to advertisers;

•	the acceptance of online advertising as an effective way for advertisers to market their businesses;

•	the maintenance and enhancement of our brand;

•	increased competition and potential downward pressure on online advertising prices and limitations on web page advertising space;

•	the development of independent and reliable means of measuring traffic and verifying the effectiveness of our online advertising services;

•	popularity of new content and content distribution channels developed by us;

•	our ability to continue to have access to content that users want to view, including our ability to continue to get video clips uploaded; and

•	our ability to have continued success with innovative advertising services.

Advertisers and advertising agencies will not continue to do business with us if they believe advertising spending on our website does not generate sales to end customers, or if we do not deliver their advertisements in an appropriate and effective manner. In addition, third parties may develop and use certain technologies to block the display of advertisers’ advertisements and other marketing products on our Tudou.com website, which may in turn cause us to lose advertisers and adversely affect our operating results. Moreover, changes in government policy could restrict or curtail our online advertising services. Failure to retain our existing advertisers or attract new advertisers for our online marketing services could seriously harm our business, results of operations and growth prospects.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, or if we fail to protect our brand against unauthorized use by third parties, our business and operating results may be harmed.

Our brand “Tudou” is one of the most recognized online video brands in China according to iResearch, and our strong brand has contributed significantly to the success and rapid growth of our business. We also believe that maintaining and enhancing the “Tudou” brand is critical to increasing the number of our users and advertisers. As our market becomes increasingly competitive, maintaining and enhancing our brand will depend largely on our ability to retain our leading position in the online video industry in China.

Historically, we developed our user base primarily by word-of-mouth and incurred limited brand promotion expenses. Positive user experience and media coverage in subsequent years have significantly enhanced our reputation and resulted in increased brand recognition. We have also conducted marketing and brand promotion activities in recent years, but we cannot assure you that these activities will achieve the brand promotion effect as we expect. We rely on trademark law, company brand name protection policies and agreements with our employees, advertisers, advertising agencies, business partners and others to protect our brand. Despite such precautions, we may be unable to prevent third parties from using our brand names without authorization. An independent individual has registered trademark “ Toodou” in Class 38 and such individual has also applied for registration of the trademark “ Toodou” in Class 42, where Class 38 and Class 42 cover computer aided transmission of messages and images, computer terminals (communications by), hosting computer sites (web sites) and the like. On November 3, 2010, we entered into a registered trademark transfer contract with this individual, or the transfer contract, pursuant to which the individual agreed to transfer the said registered trademarks and trademark application to us. He also agreed to pass all original trademark registration certificates, together with other relevant documents, to us within one week after conclusion of the transfer contract and assist us to complete the trademark transfer registration. Usually, it takes several months to complete the trademark transfer registration. We cannot assure you that the individual will fully perform his obligations under the transfer contract.

We regard our brand as critical to our success. If we fail to maintain and further promote the “Tudou” brand, or if we cannot protect our brand against unauthorized use by third parties, our business and results of operations may be materially and adversely affected. In addition, any negative publicity about our company or our online video content and services, regardless of its veracity, could harm our brand image and in turn adversely affect our business and operating results.

We face significant competition and may be unable to compete successfully against our competitors, which would have a material adverse effect on our business and results of operations.

China’s online video industry is intensely competitive and we face competition from many independent online video websites, large Chinese Internet companies and major TV websites. Amongst the independent online video websites, our major competitors in China include Youku.com and 56.com. In addition, large Chinese Internet companies, including Shanda Interactive Entertainment, SINA Corporation, Baidu, Inc., Sohu.com Inc., Tencent Holdings Limited, NetEase.com, Inc. and/or their affiliates, have launched online video websites. In addition, some of China’s major TV networks, such as China Central Television, or CCTV, Phoenix

Satellite TV and Hunan Satellite TV, have launched online video websites. We also potentially compete with software-based streaming video sites. We compete with these entities on the basis of brand recognition, demographic composition of viewers, robust technology platform, ability to provide innovative advertising services to advertisers and advertising agencies, relationships with advertisers and advertising agencies, advertising prices, as well as the ability to source creative UGC, acquire popular premium licensed content at a reasonable cost and create differentiated in-house developed content.

Some of these competitors have significantly greater financial resources, longer operating histories or more experience in attracting and retaining users and managing relationships with advertisers and advertising agencies than we do. They may compete with us for users, advertisers, advertising agencies and strategic content partners in a variety of ways, including by investing more heavily in content procurement and improving the features and functionality of their online video platforms. If any of our competitors provide comparable or better user experience, our user traffic could decline significantly. Any such decline in traffic could weaken our brand and result in loss of advertisers, which would have a material adverse effect on our results of operations.

We also face competition from other types of advertising media, such as television, radio, print media, billboards and other forms of outdoor media, for a share of advertisers’ marketing budgets. Large companies in China generally allocate, and will likely continue to allocate, most of their advertising budgets to traditional advertising media and only a small portion of their budgets to online advertising and other forms of advertising media. If these companies do not devote a larger portion of their advertising budgets to online advertising services provided by us, or if our existing advertisers reduce the amount they spend on online advertising, or if advertising agencies do not continue to procure our services for advertisers, our results of operations and growth prospects could be adversely affected.

We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.

Our success depends, in large part, on our ability to operate our business without infringing third-party rights, including third party intellectual property rights. Companies in the Internet, technology and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights or other related legal rights. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. Our platform is open to Internet users for uploading video clips. As a result, content posted by our users may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. Pursuant to our user agreement, users agree not to use our services in a way that is illegal, obscene or may otherwise violate generally accepted codes of ethics. Our user agreement also requires that users have the right to, or the license of, the content they upload to our website and users agree to be solely liable for all legal liabilities with respect to such content. Although we have set up certain procedures to enable copyright owners to provide us with notice of alleged infringement and have implemented a video fingerprint system to identify infringing content, given the volume of content uploaded it is not commercially feasible to identify and remove all potentially infringing content uploaded by our users.

Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. From the inception of our business to March 31, 2011, we had been subject to 362 copyright infringement cases in the PRC, 318 of which had been concluded and the remaining 44 cases were ongoing. Among the concluded cases, we lost 160 cases, won 16 cases, settled 62 cases and 80 cases had been withdrawn by plaintiffs. The damage awards among the 160 lost cases range from RMB3,000 to RMB50,000 per infringement found, with more popular content typically giving rise to higher monetary damage awards. Although we have set up screening processes to try to filter out popular movie titles currently featured in Chinese cinema and are implementing a video fingerprint system to identify infringing content, we may not successfully filter out all potentially infringing content uploaded by our users and, therefore, anticipate that copyright infringement claims against us in the PRC will continue to arise. Moreover, since 2005, relevant PRC government authorities have jointly launched annual campaigns specifically aimed to crack down on Internet copyright infringement and piracy, which normally last for three to four months every year. In the past, several websites engaging in serious copyright infringement and piracy were shut down by relevant government authorities during such campaigns. Given the large volume of content uploaded by our users, we do not have the ability to identify and remove all potentially infringing content on our website, and we cannot assure you that we will not receive any penalties in such campaigns. In serious cases, the operating permits of the websites engaging in illegal activities may be revoked.

Furthermore, through cooperation with Tencent, we have established a substation at soso.tudou.com to allow the list of search results from Tencent’s search engine, including links to videos on third parties’ websites, to be presented on our own website. Some content found using such search engine facilities may be protected by copyright or other intellectual property rights. In China, uncertainties still exist with respect to the legal standards as well as the judicial interpretation of such standards for determining liabilities for our providing links to content on third-party websites that infringe others’ copyrights.

Additionally, although we have not previously been subject to legal actions for copyright infringement in jurisdictions other than the PRC, it is possible that we may be in the future. Such other jurisdictions may impose different protections for copyrights, and the claims may result in potentially larger damage awards than have been imposed in the PRC. For example, although our operations are in the PRC and our site is targeted at audiences in Asia, our site includes some English-language content and is accessible by users in the U.S. and elsewhere. There is a risk that a U.S. court may determine that it has jurisdiction over us for claims for U.S. copyrights. Although U.S. copyright laws, including the Digital Millennium Copyright Act (17 U.S.C. § 512), or the DMCA, provide safeguards from claims for monetary relief for copyright infringement for certain entities that host user-uploaded content and that comply with specified statutory requirements, and although we have recently taken additional steps in an effort to comply with the DMCA “safe habor” requirements, it is possible that a U.S. court would conclude that it has jurisdiction and that we are not eligible for the safeguards provided by the DMCA for infringement claims occurring prior to the implementation of those changes. Additionally, for claims of infringement arising after our additional efforts to comply with the DMCA safeguards, it is nonetheless possible that a U.S. court could conclude that we have not complied with all such statutory requirements to qualify for safe harbor status. Under such circumstances, it is possible that we could be subject to claims of copyright infringement in the U.S.

In December 2010, we were notified in a letter sent on behalf of certain American entertainment companies namely, Twentieth Century Fox Film Corporation, Universal City Studios LLLP, Viacom Inc., Paramount Pictures Corporation, and Warner Bros. Entertainment Inc., of alleged copyright infringement issues at and through our website, Tudou.com. This letter did not specify any particular acts of infringement or monetary losses allegedly suffered. We have entered into a copyright protection agreement with these entertainment companies to develop certain copyright protection measures, including filtering. In addition, we are adopting the procedures to improve our copyright protection policy and procedures, including implementing a video fingerprint system to identify infringing content. We have not made any provision in our audited consolidated financial statements as of each balance sheet date for this matter. However, we cannot assure you that these entertainment companies will not file a claim against us. Any resulting litigation could be time consuming and costly, with inherent uncertainty as to the outcome. If these content owners successfully assert a claim for copyright infringement, the liability could have a material impact on our business, financial condition and results of operation.

In addition, although we have not previously been a party to legal actions for copyright infringement in jurisdictions other than the PRC, it is possible that we may be in the future.

In addition, although our license agreements with licensors of premium licensed content require that the licensors have the legal right to license to us such content, we cannot ensure each licensor has such authorization. If any purported licensor does not actually have sufficient authorization relating to the premium licensed content or right to license a work of authorship provided to us, we may be subject to claims of copyright infringement from third parties, and we cannot ensure we can be fully indemnified by the relevant licensor for all losses we may incur from such claims.

Any such claims in the PRC, U.S., or elsewhere, regardless of their merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party in the PRC, U.S. or elsewhere could cause us to pay substantial damages. For example, statutory damage awards in the U.S. can range from US$750 to US$30,000 per infringement, and if the infringement is found to be intentional, can be as high as US$150,000 per infringement. Additionally, the risk of an adverse determination in such litigation or an actual adverse determination may result in harm to our reputation or in adverse publicity. The risk of an adverse result or the actual adverse result in litigation may also require us to seek licenses from third parties, pay ongoing royalties or become subject to injunctions requiring us to remove content or take other steps to prevent infringement, each of which could prevent us from pursuing some or all of our business and result in our users, advertisers and advertising agencies or potential users, advertisers and advertising agencies deferring or limiting their use of our services, which could materially adversely affect our financial condition and results of operations.

Maintaining copyright protection controls may be costly and our business may be placed at a competitive disadvantage.

Due to the low cost of piracy in China, some online video sites provide links to and host content on their websites which may infringe the copyright rights or other rights of third parties. We have developed a digital identification system, which codes video clips based on audio and video components and can identify video clips with codes similar to those in our own in-house “black list” of content. After receiving notice from copyright owners and licensees, we will update our black list by adding notified copyrighted content, and remove any UGC matching the listed items. Our copyright policies and user agreement prohibits users from illegally uploading copyright-protected content to our website. In addition, we need to allocate a significant portion of our working capital to purchase licenses for content. However, none of the foregoing procedures can eliminate the potential risk of infringing or illegal material from being posted on our website. Our revenues from online advertising services may not be sufficient to offset the cost of acquiring legally licensed content. On the other hand, our competitors may be able to derive revenues from illegal content which requires little or no capital expenditures. Our business may be placed at a competitive disadvantage compared with our competitors that incur lower operating expenses by offering and not monitoring their websites for illegal content.

We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.

We believe that trademarks, trade secrets, patents, copyrights, and other intellectual property we use are important to our business. We rely on a combination of trademark, copyright, patent and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others for our online video site; failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

The validity, enforceability and scope of protection available under intellectual property laws with respect to the Internet industry in China are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or our other intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention.

If we fail to continue to innovate and provide high-quality online video content to attract and retain users, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on providing online video content that enable users to have a high-quality online video viewing experience. We need to closely track evolving user tastes and preferences for online video services in order to maintain and grow our user base and to sell advertising services. In order to attract and retain users and compete effectively against our competitors, we must continue to invest significant resources in Internet bandwidth, content, and improving features and functionality of our online video platform to enhance our video viewing experience.

Historically, we have successfully encouraged our users to upload UGC that is attractive to our user base. However, we cannot assure you that we may continue to succeed in motivating our users to upload appealing UGC. Furthermore, we cannot assure you that our UGC support programs, such as talent development and training programs and monetary reward programs, will continue to incentivize our UGC producers to upload popular UGC. In addition to UGC, we license premium content from third parties. If we are not able to license popular premium content at commercially reasonable prices, or our desired premium content becomes exclusive to our competitors, the attractiveness of our website to users will be severely impaired. We also produce content in-house, and plan to invest significant resources in producing content. In May 2010, we launched “Orange Box,” a program to produce “Made-for-Internet” drama series. However, user tastes and preferences change quickly. If we are unable to anticipate user preferences or industry changes, or if we are unable to select premium licensed content or produce in-house content to meet user tastes and preferences on a timely basis, we may lose users, and our operating results may suffer. Moreover, our competitors may be able to offer video viewing experience that is better than that offered by us. This may force us to expend significant resources in order to remain competitive.

We depend on a limited number of advertisers for a significant portion of our revenues. Failure to maintain relationships with these advertisers may cause significant fluctuations or declines in our revenues.

We depend on a limited number of advertisers for a significant portion of our revenues. Our top 10 advertisers accounted for approximately 32.3%, 29.6% and 21.8% of our net revenues in 2008, 2009 and 2010, respectively. We generally do not maintain long-term contracts or exclusive arrangements with advertisers, and competition for these advertisers is intense. We cannot assure you that we will be able to maintain our relationships with them. We anticipate that our dependence on a limited number of advertisers will continue in the foreseeable future. Consequently, our failure to maintain relationships with these advertisers could materially and adversely affect our business, financial condition, results of operations and prospects.

We rely on advertising agencies for substantially all of our sales. Our failure to maintain and enhance relationships with advertising agencies could materially and adversely affect our gross margin. In addition, the consolidation of advertising agencies in China could increase the bargaining power of larger advertising agencies, which may adversely impact our net revenues.

As is customary in the advertising industry in China, we typically enter into advertising contracts with third-party advertising agencies. In China’s advertising industry, advertising agencies typically have long-standing relationships with the advertisers they represent. We intend to leverage advertising agencies’ relationships and network resources to increase our sales and expand our advertiser base. Therefore, we typically enter into advertising contracts with third-party advertising agencies, which represent advertisers, although we have direct contact with such advertisers. As a result, we rely on third-party advertising agencies for substantially all of our sales to, and collection of payment from, our advertisers. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and results of operations could be materially and adversely affected.

In addition, there have been mergers and acquisitions among advertising agencies. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher agency fees based on increased bargaining power, which could reduce our net revenues.

The financial soundness of advertisers and advertising agencies working with us could affect our collection of accounts receivable, as well as our results of operations and cash flows.

Our business depends on our ability to successfully obtain payment of the amounts owed to us for work performed. We typically enter into advertising contracts with third-party advertising agencies and collect payments from them; occasionally we enter into advertising contracts with and collect payments from advertisers. We generally offer credit terms of 90 days. As of December 31, 2008, 2009 and 2010, our accounts receivable balance net of allowance for doubtful accounts was RMB23.7 million, RMB71.1 million and RMB243.0 million (US$36.8 million). The average turnover for our accounts receivable for 2009 was 139 days and for 2010 was 149 days. Average turnover for accounts receivable is the average period it takes for outstanding invoices to be paid in full after issuance, which is equal to the average of accounts receivable at the beginning of a period and the accounts receivable at the end of a period, divided by the net revenues over the period, and multiplied by the number of days during the period. Therefore, the financial soundness of advertising agencies and advertisers working with us will affect our collection of account receivables. Failure to collect our receivables in a timely manner may adversely affect our cash flows. Since we generally do not require collateral or other security from advertising agencies, we establish a provision for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific advertising agencies and advertisers. In 2009 and 2010, we recorded RMB3.5 million and RMB7.5 million (US$1.1 million) for an allowance for doubtful accounts. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of advertising agencies and advertisers. Macroeconomic conditions, including turmoil in the global financial system, could also result in financial difficulties for advertising agencies and advertisers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause advertising agencies to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. We do not expect the age of our accounts receivable to significantly improve in the foreseeable future. Any inability of current or potential advertising agencies to pay us may adversely affect our results of operations and cash flows.

We depend on China Mobile for revenues derived from our mobile video services, and any loss or deterioration of our relationship with China Mobile may result in severe disruptions to our mobile video services.

We rely on China Mobile’s wireless video platform for mobile video services we distribute to its mobile subscribers. The mobile phone users pay a monthly subscription fee or pay on a per-clip basis, and we share the fees with China Mobile. The agreement has a one-year term originally expiring on November 1, 2010. We have renewed this agreement for another term ending November 1, 2011, but we cannot assure that we will be able to further renew it upon expiration. In addition, we cannot enter into similar arrangements with other telecommunication operators during the term of the agreement pursuant to the exclusivity provision under the agreement. Despite this exclusivity provision, we currently are in process of negotiating and may enter into cooperation agreements with other major telecommunications operators in China in order to expand our mobile video services business. Although such future cooperation is expected to focus on licensed premium or in-house produced content rather than the UGC services we provide to China Mobile’s mobile subscribers, China Mobile might deem it as an event of default under our agreement with them, and as a result, claim for termination of the cooperation with us and seek damages caused by such breach from us. Any loss or deterioration of our relationship with China Mobile may result in severe disruptions to our mobile video services business and the loss of this source of our revenues, which we regard as an important component of our future growth strategy. In addition, as China Mobile is not prevented under the contract from cooperating with other mobile video providers, our mobile video services also face competition or pricing pressure from such providers.

The increase of Internet bandwidth costs may materially adversely affect our gross margins, our business, financial condition and results of operations.

The procurement of Internet bandwidth has historically accounted for the majority of our cost of revenues. Our Internet bandwidth costs amounted to RMB106.9 million, RMB74.4 million and RMB103.6 million (US$15.7 million) in 2008, 2009 and 2010, respectively, representing 74.6%, 58.5% and 45.8% of our total cost of revenues in 2008, 2009 and 2010, respectively. We lease Internet bandwidth from the provincial subsidiaries of China Telecom and China Unicom, as well as independent third-parties that procure Internet bandwidth from telecommunication operators. The provincial subsidiaries of China Telecom and China Unicom currently function as independent companies, and we negotiate leasing prices separately with them or with independent third-party bandwidth vendors. In the near term, we expect our costs of Internet bandwidth to increase in absolute amount given the anticipated increase in our user traffic and online video content library. We cannot assure you that we will be able to lease sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our website and decrease the effectiveness of our website to both users and advertisers. In addition, if China Telecom and China Unicom centralize the pricing of Internet bandwidth, lease Internet bandwidth through competitive tender processes or otherwise increase Internet bandwidth leasing prices, our Internet bandwidth leasing costs may substantially increase, which could significantly increase our cost of revenues and materially adversely affect our gross margins, financial condition and results of operations.

If we are not able to continue to procure premium licensed content at a commercially acceptable cost, our business, financial condition and results of operations will be materially and adversely impacted.

We need to license and acquire popular video content to deliver a differentiated and engaging experience for our users and present attractive advertising opportunities for advertisers. We believe that popular premium licensed content will help increase our user base and overall traffic and is a critical factor in our future success. During the three years ended December 31, 2009, we obtained licenses for more than 830 TV episodes and 240 movies. In 2010, we significantly increased our content procurement and obtained licenses for more than 1,360 TV episodes, 1,180 movies and 180 variety shows. We expect that our investment in premium licensed content will significantly increase in the foreseeable future as we plan to procure more premium licensed content and unit procurement costs, such as licensing fees for TV episodes and movies, continue to increase. If we are unable to procure premium licensed content at a commercially acceptable cost, or generate sufficient revenues to outpace the increase in market prices for premium licensed content, our business, financial condition and results of operations will be materially and adversely impacted.

We rely on proper operation and maintenance of our website and our network infrastructure. Any malfunction, capacity constraint or operation interruption for any extended period may have an adverse impact on our online video business.

The satisfactory performance, stability, security and availability of our Tudou.com site and our network infrastructure are critical to our reputation and our ability to attract and retain users and advertisers. Our information system provides a database of information regarding user data, advertising records, premium licensed content and various other facets of the business to assist management and help ensure effective communication among various departments and offices of our company. A key element of our business is to generate a high volume of user traffic on our Tudou.com site. Accordingly, any failure to maintain the satisfactory performance, stability, security and availability of our website and technology platform may cause significant harm to our reputation and our ability to attract and maintain Internet users, which may affect our advertisers’ interest in advertising their products and services on our site. From time to time, our users in certain locations cannot gain access to our Tudou.com site for a period of time lasting from several minutes to several hours, due to server interruptions, power shutdowns, Internet connection problems or other reasons. Although we have not experienced an extended period of such server interruptions, power shutdowns or Internet connection problems before, we cannot assure you that such instances will not occur in the future. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our Tudou.com website, could reduce the attractiveness of our product offerings. In addition, any substantial increase in the volume of traffic on the Tudou.com site will require us to increase our investment in bandwidth, expand and upgrade further our technology platform. There can be no assurance that we will be able to accurately project the rate or timing of such increases or timely expand and upgrade our systems and technology platform to accommodate such increases. Our network systems are also vulnerable to damage from computer viruses, fires, floods, earthquakes, power losses, telecommunication failures, computer hacking and similar events. We do not maintain insurance policies covering losses relating to our network systems. As a result, any capacity constraints or operation interruptions for any extended period may have a materially adverse impact on our revenues and results of operations.

We depend on our key personnel for the success of our business, and losing their services would severely disrupt our business.

Our future success is heavily dependent upon the continued service of our key executives, such as Gary Wei Wang, our founder, chairman and chief executive officer. If we lose the services of any key senior management member or other key employees, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose advertisers, advertising agencies and content providers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. As we believe is customary in our industry in China, we do not maintain key-man life insurance for any of our key executives.

Competition for personnel in the online video and advertising industry is intense, and the availability of suitable and qualified candidates in China is limited. Competition for qualified individuals could cause us to offer higher compensation and other benefits to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We previously awarded share-based compensation to our senior management and key employees, some of which has not yet vested. Such retention awards may cease to be effective to retain our current employees once the shares vest.

If we fail to keep up with rapid changes in technologies and their impact on user behavior, our future success may be adversely affected.

The industry in which we operate is subject to rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological changes may also adversely affect us. For example, the number of people accessing the Internet through devices other than personal computers, including mobile phones, hand-held devices and other content delivery means or methods has increased in recent years. With the introduction of 3G mobile services by all three mobile carriers in China in 2009, we expect this trend to continue. If we are slow to develop solutions and technologies that are compatible with new mobile networks or new technologies, or if the solutions and technologies we develop are not widely accepted and used by users of non-PC communications devices, we may not be able to capture a significant share of this increasingly important market. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or technology platform. If we fail to evolve with rapid technological changes to remain competitive, our future prospects and results of operations may be adversely affected.

Undetected programming errors or flaws or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our video programs, which would materially and adversely affect our results of operations.

The video programs, including our advertising video programs, on our website may contain errors or flaws, which may only become apparent after their release. From time to time, our users inform us of programming flaws affecting their user experience, and we may also detect programming flaws and errors when we monitor our video advertisements. We generally have been able to resolve such flaws and errors. However, we cannot assure you that we will be able to detect and resolve all these programming flaws and errors in a timely manner. Undetected programming errors, defects and resulting unsatisfactory customer service to users can disrupt our operations, adversely affect user experience, harm our reputation, cause our users and advertisers to reduce their use of our services, any of which could materially and adversely affect our results of operations.

If we fail to effectively manage our growth, our business, financial condition, results of operations and business prospects may be materially adversely affected.

We have limited operational, administrative and financial resources, which may be inadequate to sustain our rapid growth. If our user base continues to expand, we will need to increase our investment in Internet bandwidth and technology platform, facilities and other areas of operations, including customer service and sales and marketing. We expect to procure more premium licensed content to deliver a differentiated and engaging experience for our users and present attractive advertising opportunities for advertisers. Our future success will depend on, among other things, our ability to effectively maintain our relationships with our key advertisers, advertising agencies, content partners, mobile network operators and other strategic partners, to continue training, motivating and retaining our key employees and attract and integrate new employees, to develop and improve our operational, financial, accounting and other internal systems and controls, and to maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with advertisers, advertising agencies as well as content providers. These efforts require substantial management efforts and skills and may incur additional expenditures. In addition, acquisition of companies that have historical non-compliance issues may bring us more risks. For example, Tudou Limited, a Hong Kong company that we acquired in February 2011, failed to conduct certain corporate actions in compliance with the relevant Hong Kong laws, including making mandatory provident fund contribution for its three employees. We have performed a legal analysis of the acquisition with our counsel and concluded that it is not likely Tudou Limited will be penalized by the relevant authority. We are not able to estimate the amount of any financial penalty as the relevant authority has the sole discretion to determine it. Our inability to effectively manage our growth may adversely affect our business, financial condition, results of operations and business prospects.

In preparing our consolidated financial statements as of and for the years ended December 31, 2008, 2009 and 2010, we noted a material weakness and a significant deficiency in our internal control over financial reporting. If we fail to achieve or maintain an effective internal control system over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures over financial reporting. In the course of the preparation and the external audit of our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, we and our independent registered public accounting firm identified a number of deficiencies in our internal control over financial reporting, including a material weakness and a significant deficiency as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weakness identified was the lack of resources with appropriate accounting knowledge and experience to prepare and review financial statements and related disclosures in accordance with U.S. GAAP, which was evidenced by (i) the lack of sufficient resources with adequate U.S. GAAP knowledge and experience to identify, evaluate and conclude on certain accounting matters independently, and (ii) the lack of effective controls designed and in place to ensure the completeness and accuracy of the consolidated financial statements and the disclosures in accordance with U.S. GAAP, which resulted in errors mainly in recording and accounting for redeemable convertible preferred shares, share-based compensation, accrual for litigation losses, agency fees, and certain balance sheet line item reclassifications.

The material weakness in our internal control over financial reporting could result in a material misstatement of our financial statements that will not be prevented or detected. For instance, when we historically recorded agency fees as cost of revenues for the years ended December 31, 2008 and 2009, we failed to recognize it as an accounting error as a result of the material weakness in our internal control over financial reporting. We have restated our financial statements to reclassify the agency fees as a reduction of revenues rather than as cost of revenues. The reclassification resulted in a downward adjustment of RMB4.7 million and RMB24.1 million in our net revenues for the years ended December 31, 2008 and 2009, respectively, and a corresponding downward adjustment of RMB4.7 million and RMB24.1 million in our cost of revenues for the years ended December 31, 2008 and 2009, respectively. The adjustment had no other impact on previously reported statements of operations. In addition, the adjustment did not affect our consolidated balance sheets, consolidated statements of change in shareholders’ deficit or consolidated statements of cash flows.

Following the identification of this material weakness and significant deficiency, we are in the process of implementing a number of measures to improve our internal control over financing reporting in order to obtain reasonable assurance regarding the reliability of our financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restatement and Internal Control Over Financial Reporting.” However, the implementation of these actions and measures may not be sufficient to address the material weakness and significant deficiency in our internal control over financial reporting to provide reasonable assurance that our internal control over financial reporting is effective, and we may not be able to conclude that such control deficiencies have been fully remedied. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares.

In addition, upon completion of this offering, we will become a public company in the United States and will be subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a management report that assesses the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. Furthermore, our independent registered public accounting firm will be required to attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. Our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of our ADSs to decline.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, our revenues may be affected by seasonality of advertising spending in China. For instance, we typically have slightly lower sales during the first quarter of each year primarily due to Chinese New Year holidays in that quarter. Other factors that may affect our financial results include, among others:

•	global economic conditions;

•	changes in government policies or regulations, or their enforcement;

•	our ability to attract and retain advertisers; and

•	our ability to maintain and increase user traffic.

In addition, we expect to continue to experience the impact of major non-cash items on our results of operations. Share-based compensation charges are the primary non-cash item that impact our financial results and we expect to continue to incur substantial charges in the future. Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including the expected life of the share-based payment awards, estimated forfeitures and the price volatility of the underlying shares. Furthermore, fluctuations in the fair value of certain warrants we issued in April and July 2010 may affect our financial results. We classified the warrants as liabilities. The warrants are carried subsequently at fair value on each balance sheet date and the changes in their fair value are recognized in the consolidated statements of operations. We recorded RMB124.7 million (US$18.9 million) loss of fair value changes in warrant liabilities for 2010. Fluctuations in the fair value of the ordinary shares will result in corresponding fluctuations in our warrant liabilities, which would in turn have an impact on our financial results. Therefore, if there is any substantial increase in the fair value of our ordinary shares, the expenses as a result of the fair value changes in warrant liabilities will be substantially increased, and our result of operations will be materially and adversely affected as a result. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Certain Statement of Operations Items—Fair Value Changes in Warrant Liabilities” and “—Description of Certain Statement of Operations Items—share-based compensation.”

The above factors are generally beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our results of operations for prior quarters as an indication of our future results.

Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign exchange losses and to adversely impact our profitability.

Fluctuation in the value of the Renminbi may have a material adverse effect on the value of your investment. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

Our financial statements are expressed in Renminbi, and most of our assets, costs and expenses are denominated in Renminbi. Substantially all of our revenues were denominated in Renminbi. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Our results of operations and the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering as well as cash from other financing activities, any appreciation of the Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. We did not enter into any forward contracts to hedge our exposure to Renminbi-U.S. dollar exchange risk, although we bought Euros and Australian dollars in 2009 to diversify our foreign currency balances and to mitigate foreign exchange risk associated with the U.S. dollar’s depreciation against the Renminbi. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Our principal shareholders, directors and executive officers own a large percentage of our shares, allowing them to exercise significant influence over matters subject to shareholder approval.

Following the completion of this offering, our executive officers, directors and principal shareholders holding 5% or more of our outstanding shares as well as their affiliates own             % of the our total issued and outstanding shares, assuming no exercise of the underwriters’ over-allotment option. Accordingly, these executive officers, directors and principal shareholders have substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. Furthermore, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

To grow our business and remain competitive, we may require additional capital. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by online video and other Internet companies; and

•	economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

If we grant employee share options, restricted shares or other equity incentives in the future, our net income could be adversely affected.

We adopted a share incentive plan in 2006, as amended and restated in 2008 and 2010, respectively. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, topic 718, Compensation—Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of December 31, 2010, options to purchase a total of 7,184,795 ordinary shares under our share incentive plan were outstanding. As a result, we incurred share-based compensation expenses of RMB11.3 million, RMB11.5 million and RMB104.6 million (US$15.8 million) in 2008, 2009 and 2010, respectively. If we grant more options, restricted shares or other equity incentives, we could incur significant compensation charges and our results of operations could be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” and Notes 2(t) and 13 to our consolidated financial statements included in this prospectus for a more detailed presentation of accounting for our share-based compensation plans.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our new amended and restated articles of association will become effective immediately upon the completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or to make removal of management more difficult. If our board of directors issues preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

On October 28, 2010, our shareholders adopted a dual-class ordinary share structure effective immediately prior to the completion of this offering. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to four votes per share, while holders of Class B ordinary shares are entitled to one vote per share. We will issue Class B ordinary shares represented by our ADSs in this offering. First Easy, a holder of our ordinary shares controlled by Mr. Gary Wei Wang, our founder, chairman and chief executive officer, will hold 10,633,333 Class A ordinary shares. Fast Action, a holder of our ordinary shares, will hold 700,000 Class B ordinary shares, and all our preferred shares, including those issuable upon the exercise of any outstanding warrants, will convert into 69,914,684 Class B ordinary shares immediately prior to the completion of this offering. Upon the completion of this offering, First Easy, the sole holder of our outstanding Class A ordinary shares will represent [—]% of our aggregate voting power, and holders of our outstanding Class B ordinary shares will represent [—]% of our aggregate voting power, assuming no exercise of the underwriters’ over-allotment option. We intend to maintain the dual-class ordinary share structure after the completion of this offering. In addition, Mr. Gary Wei Wang beneficially owns an option to purchase a total of

1,057,500 Class A ordinary shares which, if exercised, will increase the number of the Class A ordinary shares controlled by him, resulting in his controlling [—]% of our aggregate voting power, assuming the option were exercised immediately following this offering. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any pledge, transfer or disposition of Class A ordinary shares by a holder thereof to any person or entity which is not an affiliate of this holder, or upon Mr. Gary Wei Wang’s ceasing to be employed by us as chief executive officer, such Class A ordinary shares shall be automatically and immediately converted into an equal number of Class B ordinary shares.

Due to the disparate voting powers attached to these two classes, Mr. Gary Wei Wang will have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B ordinary shares and ADSs may view as beneficial.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in response to actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process upon these persons in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, the courts of the Cayman Islands or the PRC may not recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. Furthermore, such Cayman Islands or PRC courts may not be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

The recent global recession and the challenges the Chinese economy faces as a result could adversely affect the demand for our products and our results of operations.

The global recession in recent years has resulted in a general slowdown of economic growth and higher unemployment rates. It is difficult to predict how long these conditions will persist and when, how fast and where recoveries will take place. In addition, China’s economy experienced a slowdown after the second quarter of 2008, when the quarterly growth rate of China’s gross domestic product reached 10.1%, and was further exacerbated by the recent global financial crisis and economic downturn. In the first quarter of 2009, the growth rate of China’s gross domestic product decreased to 6.2% on an annual basis. Beginning in September 2008, among other measures, the PRC government began to loosen fiscal measures and monetary policies by reducing interest rates and lowering the statutory reserve requirements for banks. In addition, in November 2008, the PRC government announced a US$586 billion economic stimulus package. Due to the stimulus package and other measures implemented by the Chinese government in response to the global economic crisis, China managed to maintain an 8.7% growth rate of its gross domestic product in 2009. It is still uncertain how long the global recession will continue and how much of an adverse impact it will have on the global and the Chinese economy. We cannot assure you that the various fiscal measures and monetary policies adopted by the PRC government, including the economic stimulus package discussed above, will be effective in sustaining the growth of the Chinese economy. Any of the foregoing events would adversely affect our business, financial conditions and results of operations.

We face risks related to natural disasters and health epidemics in China, which could materially adversely affect our business and results of operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics in China. Our operations may be vulnerable to any health epidemic. In the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu,” occurred in Mexico and has spread to other countries, including China. If the outbreak of swine flu were to become widespread in China or increase in severity, it could adversely affect economic activity in China and our business and operations. Any future natural disasters or health epidemics in the PRC could also materially adversely affect our business and results of operations.

Risks Relating to Doing Business in China

The regulation of the Internet industry is new and subject to interpretation in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty.

Under current regulations issued by the State Administration of Radio, Film, and Television, or the SARFT, transmission of audio and visual programs online requires a SARFT license; an applicant for engaging in Internet audio-visual program service must be a state-owned entity or a state-controlled entity with full corporate capacity; and the business to be carried out by the applicant must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by SARFT. See “Regulation—Regulation on Online Transmission of Audio-visual Programs.” Neither our PRC subsidiaries nor our VIEs in China are state-owned or state-controlled companies, and may not be qualified applicants for carrying out Internet audio-visual program services. However, we obtained our SARFT license in September 2008, and amended our license in terms of scope of programs in January 2010. Therefore, we are permitted to continue to operate our online video business in China until January 2013, when our SARFT license will expire. We cannot assure you that we will be able to renew our SARFT license. Our renewal application may be denied because we are not a stated-owned or state-controlled company. If we fail to renew our SARFT license, we will no longer be eligible to engage in transmission of audio and visual programs through Internet, which would have a material adverse effect on our business. In such event, we may be subject to penalties including administrative fines for operation without such SAFRT license and we may be ordered by the PRC government to cease transmission of audio-visual programs through Internet and Internet information services for lack of the SARFT license.

We may also be required to obtain an Internet news license from the State Council News Office, or SCNO, for the dissemination of news through our website. See “Regulation—Regulation on Internet News Dissemination.” We are in process of applying for an Internet news license. We cannot assure you that we will be able to obtain one. Without such license for dissemination of news video clips through Internet, we may receive a warning notice from the PRC government to remove all relevant videos and to cease dissemination of news video clips in the future. We may also be subject to administrative fines from RMB10,000 to RMB30,000, and in severe cases, as determined by the PRC government, we may be ordered to cease Internet information services. To date, we have not received any warning notice or penalties from the relevant governmental authority regarding our dissemination of news through our website.

Furthermore, each film, TV series, TV animation or academic and documentary films to be broadcasted online in China must obtain a prior permit from SARFT. See “Regulation—Regulation on Online Transmission of Audio-visual Programs.” We cannot assure you that each video clip of such program on our website has obtained such prior permit. We may be subject to administrative penalties including warning, order for rectification, fines and in the worst cases, our SARFT license may be revoked. In addition, we may not legally allow users to view the video clips without such permit, and thus may not be able to recoup licensing costs we have paid for the clips.

In addition, although we currently do not produce and distribute public educational video clips on our online education channel, our website contains promotion videos for education institutions and educational information generated or placed on our website by our users on our online education channel or other channels. The competent education administrative authorities may require us to obtain their approval for distributing such promotion videos and educational information. See “Regulation—Regulation on Online Education Services.” We do not currently have such approval and cannot assure you that we will be able to obtain one if required to do so. Without such approval to distribute educational videos through Internet, we may receive a warning notice from the PRC government to remove all relevant videos and cease to dissemination of educational video clips in the future, and we may also be subject to administrative fines and other penalties.

Moreover, unlike TV dramas and reality shows broadcasted on TV stations, the current PRC law does not specifically require the approval from SARFT or its local branch for production and distribution of “Made-for-Internet” drama series and reality shows. However, in practice and on a case by case basis, SARFT or its local branch may regulate certain “Made-for-Internet” drama series and reality shows in a similar way as TV dramas and reality shows based on the quality, time-limit, production standards and other factors of such “Made-for-Internet” drama series and reality shows compared with TV dramas and reality shows. If SARFT or its local branch requires us to obtain its approval for our production and distribution of “Made-for-Internet” drama series and reality shows, we cannot assure you that we will be able to obtain such approval in a timely manner or at all. In such event, we may be subject to penalties including administrative fines for production and distribution of “Made-for-Internet” drama series and reality shows without required approval.

Finally, new laws and regulations may be promulgated that will regulate Internet activities, including online video industry. If these new laws and regulations are promulgated, additional licenses may be required for our operations. Given their uncertainties and complexities, we cannot assure you that our operations comply with all these laws and regulations, particularly the laws and regulations governing online video and advertising operations. If we are found to be in violation of any existing or future PRC laws or regulations, the relevant Chinese authorities would have broad discretion in dealing with such a violation, including, without limitation, levying fines, requiring us to rectify in a timely manner, revoking our business license or other licenses or permits for operation, and requiring us to discontinue any portion or all of our business. Any of these actions could cause our business to suffer and the price of our ADSs to decline.

Violation of PRC laws regulating advertisement may result in penalties.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including online advertising publishers such as us, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may force the violator to terminate its advertising operations or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the right of third parties. Under PRC advertising laws and regulations, we are obligated to monitor the advertising content uploaded on our website. In addition, where a special government review is required for specific categories of advertisements before posting, we are obligated to confirm that such review has been performed and approval has been obtained. Our reputation could be harmed and our results of operations could be adversely affected if advertisements shown on our website are provided to us by advertisers or advertising agencies in violation of relevant PRC advertising laws and regulations, or if the supporting documentation and government approvals provided to us by advertisers or advertising agencies in connection with such advertising content are not complete.

Regulation and censorship of information disseminated over the Internet and wireless telecommunication networks in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our website.

China has enacted regulations governing telecommunication service providers, Internet and wireless access and the distribution of news and other information. Under these regulations, Internet content providers, or ICPs, like us, are prohibited from posting or displaying over the Internet or wireless networks content that, among other things, violates PRC laws and regulations, including failure to obtain required licenses and permits for such content, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Meanwhile, when ICPs find that information falling within the above scope is transmitted on their website or is stored in their electronic bulletin service system, they must terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. Failure to comply with these requirements could result in the revocation of the ICP license and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website. The telecommunications operators like China Mobile, also have their own policies prohibiting or restricting the distribution of inappropriate content. Since December 2009, the Chinese government has been increasing its efforts on cracking down inappropriate content disseminated over the Internet and wireless networks.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as an online and mobile video service operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our website by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable or requiring any license or permit that we have not obtained, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our website, and keep records and report to relevant authorities, which may reduce our user traffic. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our website, including a suspension or shutdown of our operations. Our reputation among users, advertisers and advertising agencies may also be adversely affected. This would have a material adverse effect on our financial condition and results of operations.

Governmental control of currency conversion may limit our ability to use our operating cash flows effectively and the ability of our PRC subsidiaries to obtain financing.

We generate substantially all our operating cash flows in Renminbi, which is not a freely convertible currency with respect to “capital account transactions,” which principally includes investments and loans. Restrictions on currency conversion imposed by the PRC government may limit our ability to use operating cash flows generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China, if any. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. However, the PRC government could take measures to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions” generally requires the approval of the SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. In particular, if our PRC subsidiaries borrow foreign currency from us or other foreign lenders, they must do so within approved limits that satisfy their approval documentation and PRC debt-to-equity ratio requirements. Further, such loans must be registered with the SAFE or its local counterpart. In practice, it could be time consuming to complete the SAFE registration process.

If we finance our PRC subsidiaries through additional capital contributions, the PRC Ministry of Commerce or its local counterpart must approve the amount of these capital contributions. On August 29, 2008, the SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency- denominated capital into Renminbi by restricting the use of the converted Renminbi. The notice requires that a foreign-invested company can only use Renminbi converted from the foreign currency-denominated capital within the business scope approved by the applicable governmental authority and may not use such converted Renminbi for equity investments in the PRC unless specifically permitted in its business scope or under applicable law. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not change without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines set forth in the Foreign Exchange Administration Regulations.

We cannot assure you that we will be able to complete necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to loans to our PRC subsidiaries or with respect to future capital contributions to our PRC subsidiaries. Failure to complete such registrations or obtain such approvals could limit our ability to use the proceeds we receive from this offering and to capitalize or otherwise fund our PRC operations, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Adverse changes in political, economic and other policies of the Chinese government could materially adversely affect the overall economic growth of China, which could materially adversely affect the growth of our business.

We conduct substantially all of our operations in China. Accordingly, economic, political and legal developments in China significantly affect our business, financial condition, results of operations and prospects. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by tightened government control over the Internet or changes in tax regulations that are applicable to us. In addition, future measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Uncertainties with respect to the PRC legal system could materially adversely affect us.

We conduct our business primarily through our subsidiaries and VIEs in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic matters. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Even if we endeavor to comply with relevant laws and regulations, we may not always be able to do so due to a lack of detailed implementation rules by relevant government authorities. In addition, some government authorities (including local government authorities) may not consistently apply regulatory requirements issued by themselves or other PRC government authorities, making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners and advertising agencies. In addition, such uncertainties, including the inability to enforce our contracts, together with any development or interpretation of PRC law adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other developed countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

If the PRC government determines that the contractual arrangements that establish the structure for operating our businesses do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under PRC laws, and our PRC subsidiary, Reshuffle Technology (Shanghai) Co., Limited, or Reshuffle Technology, is a foreign-invested enterprise. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate Internet-related and mobile value-added service businesses, including Internet information services, online advertising and mobile value-added services. In light of these restrictions, we rely on Quan Toodou to hold and maintain the licenses necessary to operate our website as well as online advertising and value-added telecommunications services in China, and rely on Shanghai Suzao and Chengdu Gaishi to maintain our network infrastructure, which is necessary to our website operation. We do not have any equity interest in Quan Toodou, Shanghai Suzao or Chengdu Gaishi, but receive their economic benefits through various contractual arrangements and certain corporate governance and shareholder rights arrangements. In addition, we have entered into agreements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi and each of their shareholders which provide us with a substantial ability to control Quan Toodou, Shanghai Suzao and Chengdu Gaishi. For a description of these contractual arrangements with Quan Toodou, Shanghai Suzao and Chengdu Gaishi and their respective shareholders, see “Corporate History and Structure—Our Corporate Structure—Contractual Arrangements with Quan Toodou and its Shareholders, —Contractual Arrangements with Shanghai Suzao and its Shareholders, and —Contractual Arrangements with Chengdu Gaishi and its Shareholders.”

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the Ministry of Industry and Information Technology in July 2006, reiterated the regulations on foreign investment in value-added telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for value-added telecommunication services, or the ICP license, to conduct any Internet information services in China. Under the Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the ICP license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the value-added telecommunications service provider itself or by its shareholders. The Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact the Circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

In the opinion of Fangda Partners, our PRC counsel, (i) the ownership structure of Quan Toodou, Shanghai Suzao and Chengdu Gaishi are in compliance with all existing PRC laws and regulations, and (ii) each contract under Reshuffle Technology’s contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi and each of their shareholders establishing our corporate structure as described above is valid and binding and will not result in any violation of PRC laws or regulations currently in effect. However, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations. Our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Circular. Accordingly, we cannot assure you that the PRC regulatory authorities and courts will ultimately take a view that is consistent with the opinion of our PRC counsel.

If we are found to be in violation of any existing or future PRC laws or regulations, including the Circular, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Reshuffle Technology, Quan Toodou, Shanghai Suzao or Chengdu Gaishi’s business license or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our business. Any of these actions could cause significant disruption to our business operations.

In addition, the Administrative Measures for Telecommunication Business Operating License requires a company to submit its request for the renewal of its ICP license at least 90 days prior to the expiration of such license. Quan Toodou’s ICP license expired in March 2011 and we initiated the renewal procedure 90 days prior to such expiration. Based on our communications with the local regulator in charge of issuing ICP license to us, it is not uncommon for the regulator to issue the renewed ICP license subsequent to the expiration of the original license term. We are not aware of any cases where the regulator has disallowed the renewal of the ICP licenses by companies that are in compliance with relevant regulatory requirements or any cases where the regulator has challenged companies for operating during the renewal process solely because of the delay in obtaining the renewed ICP licenses. We are now in the process of renewing and expect to obtain the renewed ICP license in May 2011 based on our communications with the competent local regulator. Based on our understanding of the PRC regulatory environment, the ICP license renewal process as set forth in the relevant PRC law, our communications with the competent local regulator which is fully aware of such expiration, and advice from our PRC legal counsel, we believe it is unlikely that Quan Toodou will be challenged by such regulator for its operation of the Internet information business during the renewal process solely because of the delay in obtaining the renewed ICP license. However, if Quan Toodou fails to obtain the renewed ICP license, we will be prevented from continuing to provide the Internet information services on our website and our business, financial conditions and results of the operations would be materially and adversely affected.

Our contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi and their respective shareholders may not be as effective in providing control over Quan Toodou, Shanghai Suzao and Chengdu Gaishi as direct ownership of these companies.

We operate our website and conduct our online video and advertising businesses in China through Quan Toodou, Shanghai Suzao and Chengdu Gaishi, respectively. Our contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi and their respective shareholders provide us with effective control over these companies. See “Corporate History and Structure—Our Corporate Structure—Contractual Arrangements with Quan Toodou and its Shareholders, —Contractual Arrangements with Shanghai Suzao and its Shareholders, and —Contractual Arrangements with Chengdu Gaishi and its Shareholders.” As a result of these contractual arrangements, we are considered to be the primary beneficiary of Quan Toodou, Shanghai Suzao and Chengdu Gaishi and accordingly, we consolidate the results of operations, assets and liabilities of Quan Toodou, Shanghai Suzao and Chengdu Gaishi in our financial statements. These contractual arrangements may not be as effective in providing us with control over Quan Toodou, Shanghai Suzao and Chengdu Gaishi as direct ownership of these companies. In addition, Quan Toodou, Shanghai Suzao, Chengdu Gaishi or their respective shareholders may breach the contractual arrangements. In any such event, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. See “—Uncertainties with respect to the PRC legal system could materially adversely affect us.”

The shareholders, directors and officers of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Each of our VIEs is jointly owned by our several employees, including Gary Wei Wang, our founder, chairman and chief executive officer. Conflicts of interest between these individuals’ role as shareholders of our VIEs and their duties to our company may arise. In addition, several of these individuals are also directors and executive officers of our VIEs. PRC laws provide that a director or certain members of senior management owes a fiduciary duty to the company he directs or manages. These individuals must therefore act in good faith and in the best interests of the relevant VIEs and must not use their respective positions for personal gain. These laws do not require them to consider our best interests when making decisions as a director or member of management of the relevant VIEs. Conflict may arise between these individuals’ fiduciary duties as director and officer of the VIEs and our company.

We cannot assure you that when conflicts of interest arise, these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company and a conflict could result in these individuals as directors and officers of our company violating fiduciary duties to us. In addition, these individuals may breach or cause our VIEs to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our VIEs and receive economic benefits from them. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business, and there would be substantial uncertainty as to the outcome of any such legal proceedings.

Furthermore, the shareholders of these VIEs may be involved in personal disputes with third parties that may have an adverse effect on their respective equity interests in the relevant VIE and the validity or enforceability of our contractual arrangements with the relevant VIE and its shareholders. The ex-wife of Mr. Gary Wei Wang, our founder and chief executive officer who holds 95% of the equity interests in Quan Toodou, recently initiated a lawsuit against him with a local court in Shanghai and claimed, among other things, for the division of 76% of the equity interests in Quan Toodou held by Mr. Wang, which she alleges to form part of the community property during their marriage. We rely on Quan Toodou to hold and maintain the licenses necessary to operate our website as well as online advertising and value-added telecommunications services in China. Upon the plaintiff’s application and as conservatory measures in this lawsuit, the court has issued an order to impose restrictions on transfer, dividend distribution and other disposal of 38% of the equity interests in Quan Toodou held by Mr. Wang. The court did not specify the period of the conservatory measures and normally, it should be no longer than two years according to the PRC judicial practice.

This lawsuit is currently in progress and in the complaint, the plaintiff’s currently estimated value of her claimed share of community property is RMB5 million, which she could raise at any time during the proceeding. If the plaintiff increases the estimated value of her claim and provides equivalent guarantees to the court, she may continue to apply for preservation of assets measures, such as restrictions on transfer, dividend distribution and other disposal of additional equity interests in Quan Toodou held by Mr. Wang. Under PRC law and judicial practice, in principle, community property during marriage should be equally divided upon divorce, subject to any agreement reached by the divorced couple and other principles such as the impact on the continuous operation of the involved business, equality between men and women, and giving consideration to the party without fault and women’s rights and interests.

If the court finally adjudicates that Mr. Wang must transfer a portion of his equity interests in Quan Toodou to his ex-wife or such equity interests are required to be sold at auction, the proceeds of which to be paid to his ex-wife, the other existing shareholder of Quan Toodou will have a right of first refusal to purchase such equity interests from Mr. Wang in accordance with PRC law. In this case, the other existing shareholder will need to obtain financing sufficient to exercise this right of first refusal. It is uncertain what the valuation of such equity interests would be at that time, and if the divorced couple cannot agree on the valuation of such equity interests, the court could have wide discretion in determining this ultimate valuation.

If the other existing shareholder fails to obtain financing or otherwise fails to exercise the right of first refusal, and Mr. Wang’s ex-wife or any other third party obtains any equity interests in Quan Toodou that Mr. Wang’s ex-wife has claimed without subject obligations similar to Mr. Wang’s obligations under these existing contractual arrangements, we may have to re-negotiate with Mr. Wang’s ex-wife or such other third party and request such person to become a party to the contractual arrangements with Quan Toodou. If such person does not become a party to these contractual arrangements, with such person obtaining more than one-third of the equity interests of Quan Toodou, such person may have certain protective rights, including the power to veto certain critical corporate actions of Quan Toodou, such as increases or decreases in registered capital, amendment of the articles of association, merger, division or dissolution of Quan Toodou and change of company form of Quan Toodou. The ineffectiveness of control over Quan Toodou could cause significant disruption to our business, operations and financial condition, and could have a negative impact on our ability to execute such corporate actions.

In addition, under certain of our business agreements entered into by Quan Toodou, such as the collaboration agreements with China Mobile and Samsung, the counterparties will have the right to terminate such agreements in the event of any significant changes of the shareholding structure or ownership of Quan

Toodou. If the above litigation results in such significant changes, the relevant counterparties may terminate their agreements with us.

Contractual arrangements we have entered into with Quan Toodou, Shanghai Suzao and Chengdu Gaishi may be subject to scrutiny by the PRC tax authorities, and a finding that we or our affiliated entities owe additional taxes could reduce our net income and the value of your investment.

As required by applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our subsidiary in China on the one hand, and Quan Toodou, Shanghai Suzao and Chengdu Gaishi on the other, do not represent an arm’s-length price and adjust Quan Toodou, Shanghai Suzao or Chengdu Gaishi’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Quan Toodou, Shanghai Suzao or Chengdu Gaishi, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our affiliated entities for underpaid taxes. Our net income may be adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering.

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration for Foreign Exchange, or the SAFE, jointly issued the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, as amended on June 22, 2009. This regulation, among other things, purports to require that an offshore special purpose vehicle controlled directly or indirectly by PRC companies or individuals and formed for purposes of overseas listing through acquisition of PRC domestic interests held by such PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

The CSRC has not issued any definitive rules or interpretations concerning whether offerings such as our offering are subject to the CSRC approval procedures under the M&A Rules. However, our PRC counsel, Fangda Partners, has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on NASDAQ because we have not acquired any equity interest or assets of a PRC domestic company owned by our beneficial owners that are PRC companies or individuals as defined under the M&A Rules after the effective date of the M&A Rules.

However, Fangda Partners has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from this offering into China or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. Also, if the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding this CSRC approval requirement could materially adversely affect the trading price of our ADSs.

We cannot predict when the CSRC may promulgate additional implementing rules or other guidance, if at all. If the CSRC issues implementing rules or guidance prior to the completion of this offering and consequently we conclude we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Furthermore, any delay in the issuance of such implementing rules or guidance may create additional uncertainties with respect to this offering. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under the M&A Rules. Uncertainties and/or negative publicity regarding the M&A Rules could materially adversely affect the trading price of our ADSs.

The M&A Rules establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that prior notification to or approval by the Ministry of Commerce be made or obtained. We may grow our business in part by acquiring complementary businesses in China. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business and maintain our market share.

Recent PRC regulations, particularly SAFE Circular No. 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.

On October 21, 2005, the SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, known as Circular No. 75, which became effective on November 1, 2005. Circular No. 75 and related rules provide, among other things, that prior to establishing or acquiring direct or indirect interest of an offshore company, or the Offshore SPV, for the purpose of financing that Offshore SPV with assets of, or equity interests in, an enterprise in the PRC, each PRC resident (whether a natural or legal person) holding direct or indirect interest in the Offshore SPV must complete prescribed registration procedures with the relevant local branch of the SAFE. Such PRC resident must amend his, her or its SAFE registration under certain circumstances, including upon any injection of equity interests in, or assets of, a PRC enterprise to the Offshore SPV as well as any material change in the capital of the Offshore SPV, including by way of a transfer or swap of shares, a merger or division, a long-term equity or debt investment or the creation of any security interests in favor of third parties. Circular No. 75 applies retroactively and to indirect shareholdings. PRC residents who have established or acquired direct or indirect interest of any Offshore SPVs that have made onshore investments in the PRC in the past are required to complete the registration procedures by March 31, 2006. The SAFE subsequently issued relevant guidance to its local branches with respect to the operational procedures of the SAFE registration under Circular No. 75. See “Regulation—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.” We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under Circular No. 75 and other related rules. We attempt to comply, and attempt to ensure that PRC residents holding direct or indirect interest in our company comply, with the relevant requirements, and those persons holding direct or indirect interests in our securities whose identities and addresses we know and subject to the Circular No. 75 and other related rules have conducted the registration procedures prescribed by Circular No. 75 and will update such registration in connection with the acquisition of Tudou Limited and its future round-trip investments. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular No. 75 or other related rules. The failure or inability of these PRC residents to make any required registrations or comply with other requirements under Circular No. 75 and other related rules may subject such PRC residents or our PRC subsidiary to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from this offering) our PRC subsidiary, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

All employee participants in our share incentive plans who are PRC citizens may be required to register with the SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under either current account or the capital account. In January 2007, the SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures.

We and our PRC citizen employees participating in our stock incentive plan will be subject to the Stock Option Rule after this offering. Failure to comply with the Stock Option Rule and other relevant rules will subject us or our PRC citizen employees participating in our stock incentive plan to fines and other legal or administrative sanctions and impose restrictions on our execution of option plans, including the grant of options under such plans to our employees, which could adversely affect our business operations.

The enforcement of labor contract law and increase in labor costs in the PRC may adversely affect our business and our profitability.

China adopted a labor contract law and its implementation rules effective on January 1, 2008 and September 18, 2008, respectively. The labor contract law and its implementation rules impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment upon permitted termination of the employment by an employer and non-fixed term employment contracts, time limits for probation period as well as the duration and the times that an employee can be placed on a fixed term employment contract. Due to the limited period of effectiveness of the labor contract law and its implementation rules and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules and we may be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to the enterprise income tax at the rate of 25% on its worldwide income. The implementation rules to the EIT law define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration for Taxation issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on

the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 clarifies that dividends and other income paid by resident enterprises to shareholders that are non-PRC resident enterprises will be considered to be PRC source income, and subject to PRC withholding tax, currently at a rate of 10% unless otherwise reduced or exempted by relevant tax treaties. SAT Circular 82 also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. In addition, SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” is located in China for an overseas incorporated enterprise controlled by PRC enterprises or PRC enterprise groups. However, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises with indirect shareholders being individual PRC residents like us. Therefore, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities disagree with our assessment and determine that we are a PRC resident enterprise, we may be subject to the PRC enterprise income tax at 25% on our global income. In such cases, however, there is no guarantee that the preferential treatments to PRC tax residents will automatically apply to us, such as the withholding tax exemption on dividends between qualified PRC resident companies. In addition, dividends paid by us to our shareholders that are non-PRC resident enterprises as well as capital gains recognized by them with respect to the sale of our shares may be subject to a PRC withholding tax under the EIT Law. This will have an impact on our effective tax rate, will materially adversely affect our net income and results of operations, and may require us to withhold tax on our shareholders that are non-PRC resident enterprises.

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10%, in the absence of any applicable tax treaties that may reduce such rate, through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. China has not entered into any tax treaties with the Cayman Islands. Pursuant to the double taxation avoidance arrangement between the PRC and Hong Kong and subject to the approval of the local tax authorities, dividends paid by Reshuffle Technology to Star Manor Limited, or Star Manor, may be subject to PRC withholding tax at the preferential rate of 5% as long as Star Manor is demonstrated to be a Hong Kong resident enterprise under the EIT Law and directly holds 25% or more equity interest in Reshuffle Technology. However, if the PRC tax authorities would not consider Star Manor as the beneficial owner of any dividends paid from Reshuffle Technology based on the “substance over form” principle under applicable tax rules and thus deny the claim for the preferential withholding tax rate, dividends from Reshuffle Technology to Star Manor would be subject to PRC withholding tax at a rate of 10% instead of 5%. If we are required under the EIT Law to pay withholding tax for any dividends we receive from our subsidiaries, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

Dividends payable by us to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to taxes under PRC tax laws.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC or which have such establishment or place of business but have income not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a PRC withholding tax, usually at a rate of 10% unless otherwise reduced or exempted by relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. It is unclear whether dividends paid on our ordinary shares or ADSs, or any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC withholding tax. Especially, if we are considered a PRC “resident enterprise,” then any dividends paid to our overseas shareholders or ADS holders that are “non-resident enterprises” and any gains realized by them from the transfer of our ADSs or ordinary shares may be regarded as being derived from PRC sources and, as a result, would be subject to a 10% PRC withholding tax, unless otherwise reduced or exempted by relevant tax treaties. It is unclear whether, if we are considered a PRC “resident enterprise”, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors that are “non-resident enterprises,” or gains from the transfer of our ordinary shares or ADSs by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration for Taxation on December 10, 2009, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and in order to avoid PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.

We conduct all of our business through our consolidated subsidiaries and VIEs incorporated in China. We rely on dividends paid by our consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China permit payment of dividends only out of accumulated profits determined in accordance with accounting standards and regulations in China. As of December 31, 2010, we had, on a consolidated basis, accumulated deficit of RMB801.8 million (US$121.5 million) under U.S. GAAP, primarily relating to losses in Reshuffle Technology. Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital, as well as to allocate a discretional portion of its after-tax profits to its staff welfare and bonus fund. Such statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Risks Relating to Our ADS and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

We are applying to list our ADSs on NASDAQ. Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. In addition, our ordinary shares will not be listed on any other exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in China affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial projections by securities research analysts;

•	addition or departure of our senior management and other key personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has experienced significant price and volume fluctuations not related to the operating performance of particular companies. These market fluctuations may also materially adversely affect the market price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially adversely affect our business, financial condition, results of operations and prospects.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS, representing the difference between our net tangible book value per ADS as of December 31, 2010 after giving effect to this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description.

Future sales, or perceived sales, of ADSs or ordinary shares by existing shareholders could cause the price of our ADSs to decline.

Additional sales of our Class B ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 10,633,333 Class A ordinary shares and [—] Class B ordinary shares outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the closing of this offering, subject to restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the representatives of the underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares after the completion of this offering will have the right to cause us to register the sale of a total of              shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. If the vote is by show of hands, the depositary will not vote the deposited securities. If the vote is by poll, the depositary will try to vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted, except as described in the following paragraph. Under our new amended and restated articles of association to be effective upon the completion of this offering, the minimum notice period required to convene a general meeting is seven days. However, we are not required to ask for your instructions, so, when a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will use reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

The depositary for our ADSs may give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not give voting instructions, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if we asked for your instructions but the depositary does not receive your instructions by the cutoff date it sets, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs as to all matters at the shareholders’ meeting unless:

•	we instructed the depositary we do not wish to receive a discretionary proxy;

•	we informed the depositary that there is substantial opposition to the particular matter; or

•	the particular matter would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not give voting instructions, you cannot prevent the ordinary shares underlying your ADSs from being voted, except in the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient to do so in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends or other distributions if it is impractical to make them available to you.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to you in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We have not determined any specific use for a portion of the net proceeds to us from this offering and we may use such portion of the net proceeds in ways with which you may not agree.

We have not allocated a portion of the net proceeds to us from this offering for any specific purpose. Rather, our management will have considerable discretion in the application of such portion of the net proceeds received by us. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of such proceeds that we receive from this offering. Such proceeds may be used for general corporate purposes that do not improve our profitability or increase our ADS price or may also be placed in investments that do not produce income or that may lose value.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules and regulations implemented by the SEC and NASDAQ, require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make certain corporate activities more time-consuming and costly. Compliance with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel may command high salaries relative to similarly experienced personnel in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate additional costs that we may incur or the timing of such costs. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of a governmental enforcement action and investor confidence could be negatively impacted and the market price of our ADSs could decline.

We are exempt from certain corporate governance requirements of NASDAQ. This may afford less protection to the holders of our ADSs.

We are exempt from certain corporate governance requirements of NASDAQ by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to, and plan to, follow home country practice in lieu of certain corporate governance requirements of NASDAQ. We are required to provide a brief description of the significant differences between the corporate governance practices of our home country, the Cayman Islands and the corporate governance practices required to be followed by U.S. domestic companies under the NASDAQ rules.

The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	have regularly scheduled meetings of solely independent directors at least twice a year;

•

seek shareholder approval for (i) the establishment and material amendments of the terms of share incentive plans, (ii) the issuance of more than 20% of our outstanding ordinary shares, and (iii) an issuance that would result in a change of control; or

•	adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available.

We intend to rely on all such exemptions provided by NASDAQ to a foreign private issuer, except that we expect to establish a compensation committee, and adopt and disclose a code of business conduct and ethics for directors, officers and employees. As a result, you may not be provided with the benefits of certain corporate governance requirements of NASDAQ.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Industry” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to materially differ from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the risks, challenges and uncertainties in the online video industry and for our business generally;

•	our beliefs regarding our strengths;

•	our beliefs, plans and intentions regarding our strategies;

•	our plans to launch and market new services;

•	our plans for strategic partnerships with other businesses;

•	our plans to diversify the sources of our revenues;

•	our ability to maintain strong working relationships with our professional content partners;

•	our expectations regarding demand for and acceptance of our services;

•	our ability to attract and retain users and advertisers;

•	our ability to retain key personnel and attract new talents;

•	changes in the online video and advertising industries in China, including changes in the online video, online advertising and mobile Internet policies and regulations of the PRC government;

•	technological changes affecting the online video, online advertising and mobile Internet industries;

•	competition in the PRC online video, online advertising and mobile Internet industries;

•	our ability to comply with all relevant laws and regulations;

•	our ability to obtain and maintain permits, licenses and registrations to carry on our business;

•	our planned use of proceeds;

•	our future prospects, business development, results of operations and financial condition;

•	the outcome of ongoing or any future litigation or arbitration, including those relating to copyright or other intellectual property rights;

•	the expected growth in the number of the Internet and broadband users in China; and

•	fluctuations in general economic and business conditions in China.

This prospectus also contains market data related to online video and advertising industries in China, include projections that are based on a number of assumptions. The online video and advertising industries in China may not grow at the rates projected by the market data, or at all. The failure of the markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online video and advertising industries in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may materially differ from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$              million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$              per ADS, the midpoint of the range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$              per ADS would increase (decrease) the net proceeds to us from this offering by US$              million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately US$ to fund our content procurement and in-house developed content production;

•	approximately US$ to fund our expansion of Internet bandwidth capacity;

•	approximately US$ to fund the enhancement of our technology platform; and

•	the balance to fund our working capital and for general corporate purposes, including potential acquisitions, partnerships, alliances and licensing opportunities.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to hold our net proceeds in short-term bank deposits or invest them in interest-bearing government securities.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to use our operating cash flows effectively and the ability of our PRC subsidiaries to obtain financing.”

DIVIDEND POLICY

Our board of directors has complete discretion over whether to pay dividends on our ordinary shares. If our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid any other dividends since our incorporation, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. If we pay any dividends, the depositary will pay our ADS holders the dividends it receives on our ordinary shares, after deducting its fees and expenses as provided in the deposit agreement. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC permit payment of dividends of a PRC company only out of accumulated profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Also, our PRC subsidiaries may set aside a portion of its after-tax profits to staff welfare and bonus funds, which allocated portion may not be distributed as cash dividends. The amount to be provided is discretionary and is determined by each such subsidiary’s ultimate decision-making body each calendar year. Instruments governing debt incurred by our PRC subsidiaries may also restrict their ability to pay dividends or make other distributions to us. See “Risk Factors—Risks Relating to Doing Business in China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2010:

•	on an actual basis; and

•

on a pro forma basis to reflect (i) the automatic conversion of all our outstanding redeemable convertible preferred shares into 69,914,684 of our Class B ordinary shares immediately prior to the completion of this offering, and (ii) the exercise of the warrants to purchase up to 9,083,185 of our Class B ordinary shares immediately prior to the completion of this offering (excluding warrants to purchase 147,693 Series E preferred shares which is subject to certain condition;)

•

on a pro forma as adjusted basis to reflect the issuance and sale of                      Class B ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2010
	Actual		Pro Forma		Pro Forma as adjusted
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Mezzanine Equity
Series A redeemable convertible preferred shares	7,381.3	1,118.4	—	—
Series B redeemable convertible preferred shares	56,292.9	8,529.2	—	—
Series C redeemable convertible preferred shares	125,831.3	19,065.3	—	—
Series D redeemable convertible preferred shares	376,169.4	56,995.4	—	—
Series E redeemable convertible preferred shares	351,402.1	53,242.7	—	—

Shareholders’ Equity (Deficit)
Ordinary shares	9.7	1.5	62.0	9.4
Additional paid-in capital(1)	11,054.4	1,674.8	1,242,572.4	188,268.5
Accumulated equity/(deficit)	(801,797.3)	(121,484.4)	(801,797.3)	(121,484.4)
Total shareholders’ equity/(deficit)(1)	(790,733.2)	(119,808.1)	440,837.1	66,793.5

Total capitalization(1)	126,343.8	19,142.9	440,837.1	66,793.5

(1)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$ per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$ million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results because the initial public offering price per ordinary share substantially exceeds the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2010 was approximately RMB             million (US$             million), or RMB (US$             ) per ordinary share and US$             per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after December 31, 2010 other than to give effect to (i) the conversion of all of our outstanding redeemable convertible preferred shares into Class B ordinary shares, which will occur immediately prior to the completion of this offering, (ii) the exercise of the warrants to purchase up to 9,230,878 Series E preferred shares and conversion of these preferred shares into 9,230,878 of our Class B ordinary shares, which will incur immediately prior to the completion of this offering, and (iii) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price, and after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of December 31, 2010 would have increased to US$             million or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS, to the existing shareholder and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

Estimated initial public offering price per ADS	US$

Net tangible book value per ordinary share on a pro forma basis as of December 31, 2010 after giving effect to the conversion of all our redeemable convertible preferred shares into Class B ordinary shares immediately prior to the completion of this offering

US$
Increase in net tangible book value per ordinary share attributable to this offering

Net tangible book value per ordinary share as of December 31, 2010 after giving effect to this offering, the exercise of the warrants to purchase up to 9,230,878 Series E preferred shares and the conversion of all of our outstanding redeemable convertible preferred shares into Class B ordinary shares immediately prior to the completion of this offering

Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, or by US$             per ordinary share and by US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of the offering. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of December 31, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS. In the case of ADS purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price.

The total number of ordinary shares in the following table does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share and per ADS for new investors is subject to adjustment based on the actual initial public offering price of our ADSs and the number of ordinary shares newly issued and to be sold in this offering as determined at pricing.

	Ordinary Shares Purchased			Total Consideration			Average Price per Ordinary Share	Average Price per ADSs
	Number	Percent		Amount (in thousands)	Percent
Existing shareholders			%			%
New investors

Total			%			%

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$             million, US$             million and US$            , respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

The dilution to new investors will be US$             per ordinary share and US$             per ADS, if the underwriters exercise in full their option to purchase additional ADSs.

The discussion and tables above also assume no exercise of any outstanding share options. As of the date of this prospectus, there were              ordinary shares issuable upon exercise of outstanding share options at an exercise price of RMB             (US$            ) per share and there were              ordinary shares available for future issuance upon the exercise of future grants under our share incentive plan. To the extent that any of these options are granted and exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

We conduct substantially all of our business in China and substantially all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then-current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars reflected in the following table are based on, for all dates through December 31, 2008, at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, and for January 1, 2009 and all later dates and periods, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations of financial data from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.6000 to US$1.00, the noon buying rate in effect as of December 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 22, 2011, the noon buying rate was RMB6.5067 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates we used in this prospectus, or will use in the presentation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2010
Nine months ended September 30, 2010	6.6905	6.7984	6.8330	6.6869
October	6.6707	6.6678	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 22, 2011)	6.5067	6.5315	6.5477	6.4920

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws compared to, and provides protections for investors to a significantly lesser extent than, the United States. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our operations and assets are located in China. In addition, most of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us, our officers and directors.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and Fangda Partners, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder have advised that a final and conclusive judgment obtained in federal or state courts in the United States under which a sum of money is payable, other than a sum payable in respect of taxes or other similar charges, fines, other penalties or multiple damages, and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges. the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Fangda Partners has advised us that the PRC Civil Procedure Law provides for the recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Fangda Partners has further advised us that under PRC law, a PRC court may recognize and enforce a foreign judgment that does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no treaty or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the civil liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

CORPORATE HISTORY AND STRUCTURE

Our History

We have been conducting our business of online video sharing and advertising in China through Quan Toodou, which was established in China in December 2004. Quan Toodou holds our licenses required for the above business under PRC laws and is in charge of the operation of our website, www.tudou.com.

In November 2005, StarCloud Media Co., Limited, or StarCloud BVI, our intermediate holding company, was incorporated in the British Virgin Islands.

In January 2006, StarCloud BVI established its wholly owned subsidiary, Reshuffle Technology, in China. We have, through Reshuffle Technology, entered into certain contractual arrangements with Quan Toodou and its shareholders, pursuant to which we gain effective control over the operations of Quan Toodou.

In June 2009, Quan Toodou established its wholly-owned subsidiary, Shanghai Licheng Cultural Communication Co., Ltd., or Shanghai Licheng, in China, which primarily engages in the business of advertisement design and production.

In May and June of 2009, Shanghai Suzao and Chengdu Gaishi were established in China. Shanghai Suzao and Chengdu Gaishi are in charge of the maintenance of our network infrastructure. We have also, through Reshuffle Technology, entered into certain contractual arrangements with Shanghai Suzao and Chengdu Gaishi and their respective shareholders, pursuant to which we gain effective control over the operations of Shanghai Suzao and Chengdu Gaishi.

In February 2010, Star Manor was incorporated in Hong Kong and was acquired by StarCloud BVI in June 2010. Star Manor is engaged in trading and investment businesses. In October 2010, we made it one of our intermediary holding companies by transferring all of StarCloud BVI’s equity interest in Reshuffle Technology to Star Manor.

In anticipation of this offering, we commenced a corporate restructuring in 2010. Set forth below are the key steps of our restructuring.

•	In April 2010, Tudou Holdings Limited was incorporated under the laws of the Cayman Islands.

•

In August 2010, StarCloud BVI established a wholly owned subsidiary, Wohong Technology (Shanghai) Co., Ltd., or Wohong Technology, in China, which primarily engages in the provision of technology services to our VIEs.

•

In September 2010, Tudou Holdings Limited issued its shares to the existing shareholders of StarCloud BVI in exchange for all of the outstanding shares of StarCloud BVI. As a result, Tudou Holdings Limited became the ultimate holding company of our group after this transaction.

In February 2011, StarCloud BVI acquired 100% equity interest of Tudou Limited, a Hong Kong company engaged in the advertising business.

Our Corporate Structure

The following diagram illustrates our current corporate structure and the place of incorporation of each of our significant subsidiaries and VIEs as of the date of this prospectus:

Direct ownership

Contractual arrangements: See“—Contractual Arrangements with Quan Toodou and its Shareholders,” “—Contractual Arrangements with Shanghai Suzao and its Shareholders,” and “—Contractual Arrangements with Chengdu Gaishi and its Shareholders.”

(A)	Quan Toodou Network Science and Technology Co., Ltd. is our VIE in China and is 95% owned by Mr. Gary Wei Wang, our founder, chairman and chief executive officer, and 5% owned by Ms. Zhiqi Wang, our employee and a member of our founding team.

(B)	Shanghai Suzao Network Science and Technology Co., Ltd. is our VIE in China and is 50% owned by Mr. Chengzi Wu, our employee and a member of our founding team, and 50% owned by Ms. Jing Chen, our employee and a member of our founding team.

(C)	Chengdu Gaishi Network Science and Technology Co., Ltd. is our VIE in China and is 50% owned by Mr. Chengzi Wu and 50% owned by Mr. Xiaoyun Zhang, our employee and a member of our founding team.

We have entered into contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi and their respective shareholders, through which we exercise effective control over operations of these entities and receive economic benefits generated from these entities. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of Quan Toodou, Shanghai Suzao and Chengdu Gaishi and thus consolidate their results in our consolidated financial statements. See “Risk Factors—Risks Relating to Doing Business in China—If the PRC government determines that the contractual arrangements that establish the structure for operating our businesses do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

Contractual Arrangements with Quan Toodou and its Shareholders

Our relationships with Quan Toodou and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Quan Toodou and Reshuffle Technology is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Quan Toodou and Reshuffle Technology, Quan Toodou is not required to transfer any funds generated from its operations to Reshuffle Technology.

Loan Agreements. The shareholders of Quan Toodou, namely Gary Wei Wang and Zhiqi Wang, have entered into certain loan agreements with Reshuffle Technology. Under these loan agreements, Reshuffle Technology agrees to lend interest-free loans of up to RMB50.0 million (US$7.5 million) to these shareholders, solely for their respective capital contributions in Quan Toodou. Each of these loan agreements has a term of five years, which will be automatically renewed for another periods of five years upon its expiration. However, Reshuffle Technology, with a 30 days’ prior notice, may require, and the shareholders, with a 30 days’ prior application, may apply for, an earlier repayment of part or all of the loans, and Reshuffle Technology shall or has the right to (as the case may be) purchase or have its designated third party purchase the corresponding part of the equity interests in Quan Toodou in proportion to the amount of the loans to be repaid at the purchase price equal to such amount.

Exclusive Call Option Agreement. Quan Toodou and its shareholders have entered into an exclusive call option agreement with Reshuffle Technology, under which each shareholder of Quan Toodou irrevocably granted Reshuffle Technology an exclusive option to purchase or have its designee purchase his/her equity interest in Quan Toodou at the purchase price equal to the amount of the registered capital of Quan Toodou in proportion to the equity interest to be purchased or the lowest price permitted by the PRC laws. Reshuffle Technology may exercise such option at any time to the extent permitted by the PRC laws. In addition, Quan Toodou and its shareholders agree that without Reshuffle Technology’s prior written consent, they will not engage in certain actions including transferring or otherwise disposing of the equity interest in Quan Toodou or declaring any dividend.

Proxy Agreement. Quan Toodou and its shareholders have entered into a proxy agreement with Reshuffle Technology, under which each shareholder of Quan Toodou irrevocably undertakes to execute powers of attorney to persons designated by Reshuffle Technology that irrevocably authorize them to vote as the shareholders’ attorneys-in-fact on all of the matters of Quan Toodou requiring shareholders’ approval, including the appointment and election of board members and senior management members.

Exclusive Consultancy and Service Agreement. Under the exclusive consultancy and service agreement between Quan Toodou and Reshuffle Technology, Quan Toodou engages Reshuffle Technology as its exclusive provider of technical consulting and services and shall pay to Reshuffle Technology service fees consisting of the performance service fee equal to the amount of 50% of Quan Toodou’s total annual revenues before tax and the fees for specific technical consulting and services requested by Quan Toodou and provided by Reshuffle Technology from time to time. We set this service fee rate in order to retain sufficient cash in Quan Toodou to fund its operating needs and manage liquidity. We also retain the flexibility to adjust in our discretion the service fee rate in the future. Reshuffle Technology shall exclusively own any intellectual properties arising from the performance of this agreement unless for those technologies independently developed by Quan Toodou and subject to certain conditions under this agreement including that Reshuffle Technology shall have the right to purchase such technologies at the purchase price of RMB1.00 or the lowest price permitted by law. This agreement will continue to be effective until it is terminated by both parties in writing or either party’s business period expires without any extension.

Equity Interest Pledge Agreement. The shareholders of Quan Toodou have entered into an equity interest pledge agreement with Reshuffle Technology, under which each shareholder of Quan Toodou pledged all of his/her equity interest in Quan Toodou to Reshuffle Technology to secure his/her and Quan Toodou’s obligations under certain agreements above and this agreement and as collateral for all of his/her payment of compensation for any losses suffered by Reshuffle Technology due to any event of default by Quan Toodou and/or its shareholders and for any expenses incurred to Reshuffle Technology for enforcing Quan Toodou and/or its shareholders to perform their obligations. If any event of default as defined under this agreement occurs, Reshuffle Technology, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any dividend from Quan Toodou as permitted by Reshuffle Technology will be deposited into the account designated by Reshuffle Technology and be further pledged in favor of Reshuffle Technology. The above pledge has been registered with the relevant local branch of the State Administration for Industry and Commerce in China.

Contractual Arrangements with Shanghai Suzao and its Shareholders

Our relationships with Shanghai Suzao and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Shanghai Suzao and Reshuffle Technology is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai Suzao and Reshuffle Technology, Shanghai Suzao is not required to transfer any funds generated from its operations to Reshuffle Technology.

Loan Agreements. The shareholders of Shanghai Suzao, namely Chengzi Wu and Jing Chen, have entered into two loan agreements with Reshuffle Technology. Under these loan agreements, Reshuffle Technology agrees to lend interest-free loans of up to RMB6.0 million (US$0.9 million) to these shareholders, solely for their respective capital contributions in Shanghai Suzao. Each of these loan agreements has a term of five years, which will be automatically renewed for another periods of five years upon its expiration. However, Reshuffle Technology, with a 30 days’ prior notice, may require, and the shareholders, with a 30 days’ prior application, may apply for, an earlier repayment of a part or all of the loans, and Reshuffle Technology shall or has the right to (as the case may be) purchase or have its designated third party purchase the corresponding part of the equity interests in Shanghai Suzao in proportion to the amount of the loans to be repaid at the purchase price equal to such amount.

Exclusive Call Option Agreement. Shanghai Suzao and its shareholders have entered into an exclusive call option agreement with Reshuffle Technology, under which each shareholder of Shanghai Suzao irrevocably granted to Reshuffle Technology an exclusive option to purchase or have its designee purchase his/her equity interest in Shanghai Suzao at the purchase price equal to the amount of the registered capital of Shanghai Suzao in proportion to the equity interest to be purchased or the lowest price permitted by the PRC laws. Reshuffle Technology may exercise such option at any time to the extent permitted by the PRC laws. In addition, Shanghai Suzao and its shareholders agree that without Reshuffle Technology’s prior written consent, they will not engage in certain actions including transferring or otherwise disposing of the equity interest in Shanghai Suzao or declaring any dividend.

Proxy Agreement. Shanghai Suzao and its shareholders have entered into a proxy agreement with Reshuffle Technology, under which each shareholder of Shanghai Suzao irrevocably undertakes to execute powers of attorney to persons designated by Reshuffle Technology that irrevocably authorize them to vote as the shareholders’ attorneys-in-fact on all of the matters of Shanghai Suzao requiring shareholders’ approval, including the appointment and election of board members and senior management members.

Exclusive Consultancy and Service Agreement. Under the exclusive consultancy and service agreement between Shanghai Suzao and Reshuffle Technology, Shanghai Suzao engages Reshuffle Technology as its exclusive provider of technical consulting and services and shall pay to Reshuffle Technology service fees consisting of the performance service fee equal to the amount of 20% of Shanghai Suzao’s total annual revenues before tax and the fees for specific technical consulting and services requested by Shanghai Suzao and provided by Reshuffle Technology from time to time. We set this service fee rate in order to retain sufficient cash in Shanghai Suzao to fund its operating needs and manage liquidity. We also retain the flexibility to adjust in our discretion the service fee rate in the future. Reshuffle Technology shall exclusively own any intellectual properties arising from the performance of this agreement unless for those technologies independently developed by Shanghai Suzao and subject to certain conditions under this agreement including that Reshuffle Technology shall have the right to purchase such technologies at the purchase price of RMB1.00 or the lowest price permitted by law. This agreement will continue to be effective until it is terminated by both parties in writing or either party’s business period expires without any extension.

Equity Interest Pledge Agreement. The shareholders of Shanghai Suzao have entered into an equity interest pledge agreement with Reshuffle Technology, under which each shareholder of Shanghai Suzao pledged all of his/her equity interest in Shanghai Suzao to Reshuffle Technology to secure his/her and Shanghai Suzao’s obligations under certain agreements above and this agreement and as collateral for all of his/her payment of compensation for any losses suffered by Reshuffle Technology due to any event of default by Shanghai Suzao and/or its shareholders and for any expenses incurred to Reshuffle Technology for enforcing Shanghai Suzao and/or its shareholders to perform their obligations. If any event of default as defined under this agreement occurs, Reshuffle Technology, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any dividend from Shanghai Suzao as permitted by Reshuffle Technology will be deposited into the account designated by Reshuffle Technology and be further pledged in favor of Reshuffle Technology. The above pledge has been registered with the relevant local branch of the State Administration for Industry and Commerce in China.

Contractual Arrangements with Chengdu Gaishi and its Shareholders

Our relationships with Chengdu Gaishi and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Chengdu Gaishi and Reshuffle Technology is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Chengdu Gaishi and Reshuffle Technology, Chengdu Gaishi is not required to transfer any funds generated from its operations to Reshuffle Technology.

Loan Agreement. The shareholders of Chengdu Gaishi, namely Chengzi Wu and Xiaoyun Zhang, have entered into a loan agreement with Reshuffle Technology. Under this loan agreement, Reshuffle Technology agrees to lend an interest-free loan of up to RMB1.0 million (US$149.5 thousand) to these shareholders, solely for their respective capital contributions in Chengdu Gaishi. The loan agreement has a term of five years, which will be automatically renewed for another periods of five years upon its expiration. However, Reshuffle Technology, with a 30 days’ prior notice, may require, and the shareholders, with a 30 days’ prior application, may apply for, an earlier repayment of a part or all of the loan, and Reshuffle Technology shall or has the right to (as the case may be) purchase or have its designated third party purchase the corresponding part of the equity interests in Chengdu Gaishi in proportion to the amount of the loans to be repaid at the purchase price equal to such amount.

Exclusive Call Option Agreement. Chengdu Gaishi and its shareholders have entered into an exclusive call option agreement with Reshuffle Technology, under which each shareholder of Chengdu Gaishi irrevocably granted to Reshuffle Technology an exclusive option to purchase or have its designee purchase his equity interest in Chengdu Gaishi at the purchase price equal to the amount of the registered capital of Chengdu Gaishi in proportion to the equity interest to be purchased or the lowest price permitted by the PRC laws. Reshuffle Technology may exercise such option at any time to the extent permitted by the PRC laws. In addition, Chengdu

Gaishi and its shareholders agree that without Reshuffle Technology’s prior written consent, they will not engage in certain actions including transferring or otherwise disposing of the equity interest in Chengdu Gaishi or declaring any dividend.

Proxy Agreement. Chengdu Gaishi and its shareholders have entered into a proxy agreement with Reshuffle Technology, under which each shareholder of Chengdu Gaishi irrevocably undertakes to execute powers of attorney to persons designated by Reshuffle Technology that irrevocably authorize them to vote as the shareholders’ attorneys-in-fact on all of the matters of Chengdu Gaishi requiring shareholders’ approval, including the appointment and election of board members and senior management members.

Exclusive Consultancy and Service Agreement. Under the exclusive consultancy and service agreement between Chengdu Gaishi and Reshuffle Technology, Chengdu Gaishi engages Reshuffle Technology as its exclusive provider of technical consulting and services and shall pay to Reshuffle Technology service fees consisting of the performance service fee equal to the amount of 20% of Chengdu Gaishi’s total annual revenues before tax and the fees for specific technical consulting and services requested by Chengdu Gaishi and provided by Reshuffle Technology from time to time. We set this service fee rate in order to retain sufficient cash in Chengdu Gaishi to fund its operating needs and manage liquidity. We also retain the flexibility to adjust in our discretion the service fee rate in the future. Reshuffle Technology shall exclusively own any intellectual properties arising from the performance of this agreement unless for those technologies independently developed by Chengdu Gaishi and subject to certain conditions under this agreement including that Reshuffle Technology shall have the right to purchase such technologies at the purchase price of RMB1.00 or the lowest price permitted by law. This agreement will continue to be effective until it is terminated by both parties in writing or either party’s business period expires without any extension.

Equity Interest Pledge Agreements. Each of the shareholders of Chengdu Gaishi has entered into an equity interest pledge agreement with Reshuffle Technology, under which he pledged all of his equity interest in Chengdu Gaishi to Reshuffle Technology to secure his and Chengdu Gaishi’s obligations under certain agreements above and such equity interest pledge agreement and as collateral for all of his payment of compensation for any losses suffered by Reshuffle Technology due to any event of default by Chengdu Gaishi and/or its shareholders and for any expenses incurred to Reshuffle Technology for enforcing Chengdu Gaishi and/or its shareholders to perform their obligations. If any event of default as defined under these agreements occurs, Reshuffle Technology, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any dividend from Chengdu Gaishi as permitted by Reshuffle Technology will be deposited into the account designated by Reshuffle Technology and be further pledged in favor of Reshuffle Technology. The above pledge has been registered with the relevant local branch of the State Administration for Industry and Commerce in China.

Furthermore, the shareholders of these VIEs may be involved in personal disputes with third parties which may have adverse effect on their respective equity interests in the relevant VIE and the validity or enforceability of our contractual arrangements with the relevant VIE and its shareholders. The ex-wife of Mr. Gary Wei Wang recently initiated a lawsuit against him with a local court in Shanghai and claimed for her share of community property during their marriage, including claiming for share of 76% equity interests of Quan Toodou held by Mr. Wang. Upon the plaintiff’s application and as conservatory measures in this lawsuit, the court has issued an order to impose restrictions on transfer, dividend distribution and other disposal of the 38% equity interests in Quan Toodou held by Mr. Wang. The court did not specify the period of the conservatory measures and normally, it should be no longer than two years according to the PRC judicial practice. This lawsuit is currently in proceeding and in the complaint, the plaintiff’s currently estimated value of her claimed share of community property is RMB5 million. Under PRC law and judicial practice, in principle, community property during marriage should be equally divided upon divorce, subject to any agreement reached by the divorced couple and other principles such as for the benefit of the continuous operation of the involved companies, equality between men and women, and giving consideration to the no-fault party and women’s rights and interests. If the court finally adjudicates that Mr. Wang should transfer part of his equity interests in Quan Toodou to his ex-wife or such equity interests are required to be sold in auction, in each case subject to the right of first refusal of the other existing shareholder of Quan Toodou, we may need to finance such existing shareholder to exercise the right of first refusal to purchase such equity interests in Quan Toodou. See “Risk Factors—Risks Relating to Doing Business in China—The shareholders, directors and officers of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations for the three years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statements of operations for the year ended December 31, 2007 have been derived from our audited consolidated financial statements that are not included in this prospectus.

You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results expected for future periods.

Our audited consolidated financial statements for the years ended December 31, 2008 and 2009 have been restated to reclassify agency fees we paid to advertising agencies as a reduction of revenues rather than as cost of revenues. The identification of this error in classification resulted in a downward adjustment of RMB4.7 million and RMB24.1 million in our net revenues for the years ended December 31, 2008 and 2009, respectively, and a corresponding downward adjustment of RMB4.7 million and RMB24.1 million in our cost of revenues for the years ended December 31, 2008 and 2009, respectively. For more details, please see Note 3 (b) to our audited consolidated financial statements included elsewhere in this prospectus.

The selected consolidated statements for operations for the fiscal year ended December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been omitted, as such information is not available on the basis that is consistent with the consolidated financial data included in this prospectus and cannot be prepared in accordance with U.S. GAAP without unreasonable effort or expense.

	For the Year Ended December 31,
	2007	2008	2009	2010	2010
		Restated	Restated
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except per share data)
Consolidated Statements of Operations
Net revenues	6,617.7	26,220.2	89,147.3	286,258.1	43,372.4
Cost of revenues(1)	(72,394.3)	(143,331.5)	(127,182.1)	(226,399.3)	(34,302.9)

Gross profit (loss)	(65,776.6)	(117,111.3)	(38,034.8)	59,858.8	9,069.5
Operating expenses:
Sales and marketing expenses(1)	(12,996.7)	(42,574.3)	(73,435.2)	(143,224.1)	(21,700.6)
General and administrative expenses(1)	(11,824.3)	(37,781.3)	(37,585.6)	(104,911.4)	(15,895.7)
Impairment of equipment	—	(8,735.6)	(2,372.3)	—	—

Total operating expenses	(24,821.0)	(89,091.2)	(113,393.1)	(248,135.5)	(37,596.3)

Loss from operations	(90,597.6)	(206,202.5)	(151,427.9)	(188,276.7)	(28,526.8)
Finance income	2,545.3	3,572.6	3,103.8	331.0	50.1
Finance expenses	—	—	—	(12,851.2)	(1,947.1)
Other expenses	(20.8)	(236.5)	(63.0)	1.4	0.2
Foreign exchange gain (loss)	(7,810.5)	(9,772.2)	3,610.0	(10,957.2)	(1,660.1)
Beneficial conversion charge on convertible loan	—	—	—	(10,967.0)	(1,661.7)
Fair value changes in warrant liabilities	—	—	—	(124,680.1)	(18,890.9)

Loss before income taxes	(95,883.6)	(212,638.6)	(144,777.2)	(347,399.8)	(52,636.3)
Income taxes	(0.0)*	—	—	—	—

Net loss	(95,883.6)	(212,638.6)	(144,777.2)	(347,399.8)	(52,636.3)

Net loss attributable to ordinary shareholders	(85,192.3)	(195,100.7)	(145,085.6)	(362,383.7)	(54,906.6)

Loss per ordinary share
Basic and diluted	(7.10)	(16.26)	(12.09)	(30.20)	(4.58)
Weighted average number of ordinary shares used in computing loss per share:
Basic and diluted	12,000	12,000	12,000	12,000	12,000
Unaudited pro forma loss per share attributable to Class A and Class B ordinary shareholders basic and diluted				(3.98)	(0.60)
Unaudited pro forma weighted average number of ordinary shares used in computing loss per share basic and diluted:
Class A ordinary shares				11,300	11,300
Class B ordinary shares				79,698	79,698
Non-GAAP Financial Data
Adjusted revenues(2)	7,243.3	34,486.7	124,887.1	384,455.5	58,250.8
Adjusted net loss(2)	(90,180.4)	(201,320.5)	(133,254.8)	(107,176.3)	(16,238.8)

*	Less than RMB100.

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2007	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Share-based compensation expenses:
Cost of revenues	1,217.0	2,762.6	1,875.6	14,133.0	2,141.4
Sales and marketing expenses	2,065.5	3,918.0	3,491.8	31,025.3	4,700.8
General and administrative expenses	2,420.7	4,637.5	6,155.0	59,418.1	9,002.7

Total:	5,703.2	11,318.1	11,522.4	104,576.4	15,844.9

(2)	We define adjusted revenues, a non-GAAP financial measure, as the sum of net revenues, agency fees we paid to third-party advertising agencies and sales taxes. We define adjusted net loss, a non-GAAP financial measure, as net loss excluding share-based compensation expenses, beneficial conversion charge on convertible loan and fair value changes in warrant liabilities. We review adjusted revenues together with net revenues and adjusted net loss together with net loss to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance with the effect of the agency fees paid to third-party advertising agencies and the sales taxes, and without the effect of non-cash share-based compensation expenses, beneficial conversion charge on convertible loan and fair value changes in warrant liabilities. However, the use of adjusted revenues and adjusted net loss has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted revenues is that it includes certain items that are not typically included in net revenues, and one of the limitations of using non-GAAP adjusted net loss is that it does not include all items that impact our net loss for the period. In addition, because adjusted revenues and adjusted net loss are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted revenues and adjusted net loss in isolation from or as an alternative to net revenues and net loss prepared in accordance with U.S. GAAP.

		For the Year Ended December 31,
		2007	2008	2009	2010	2010
			Restated	Restated
		(RMB)	(RMB)	(RMB)	(RMB)	(US$)
		(in thousands)
Net revenues		6,617.7	26,220.2	89,147.3	286,258.1	43,372.4
Add back:	agency fees:	—	4,723.5	24,081.3	55,001.9	8.333.6
	sales taxes:	625.6	3,543.0	11,658.5	43,195.5	6,544.8

Adjusted revenues		7,243.3	34,486.7	124,887.1	384,455.5	58,250.8

		For the Year Ended December 31,
		2007	2008	2009	2010	2010
		(RMB)	(RMB)	(RMB)	(RMB)	(US$)
		(in thousands)
Net loss		(95,883.6)	(212,638.6)	(144,777.2)	(347,399.8)	(52,636.3)
Add back:	share-based compensation expenses:	5,703.2	11,318.1	11,522.4	104,576.4	15,844.9
	beneficial conversion charge on convertible loan:	—	—	—	10,967.0	1,661.7
	fair value changes in warrant liabilities:	—	—	—	124,680.1	18,890.9

Adjusted net loss		(90,180.4)	(201,320.5)	(133,254.8)	(107,176.3)	(16,238.8)

	For the Year Ended December 31,
	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	260,769.0	62,034.4	263,150.8	39,871.3
Short term investments	11,312.2	84,211.6	5,837.2	884.4
Total current assets	303,479.2	223,511.0	614,181.6	93,057.8
Total assets	339,699.4	263,003.0	698,742.2	105,870.0
Total current liabilities	51,864.8	119,945.5	418,358.9	63,387.7
Total liabilities	51,864.8	119,945.5	572,398.5	86,727.0
Mezzanine equity:
Series A redeemable convertible preferred shares	5,908.8	6,756.8	7,381.3	1,118.4
Series B redeemable convertible preferred shares	58,094.0	58,039.6	56,292.9	8,529.2
Series C redeemable convertible preferred shares	129,857.4	129,735.8	125,831.3	19,065.3
Series D redeemable convertible preferred shares	388,205.3	387,841.8	376,169.4	56,995.4
Series E redeemable convertible preferred shares	—	—	351,402.1	53,242.7
Accumulated deficit	(294,327.9)	(439,413.5)	(801,797.3)	(121,484.4)
Total shareholders’ deficit	(294,230.9)	(439,316.5)	(790,733.2)	(119,808.1)
Total liabilities and shareholders’ deficit	339,699.4	263,003.0	698,742.2	105,870.0

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading online video company in China. Our “Tudou” brand is the most valuable online video brand in China according to the Sinomonitor Reports. Our website, Tudou.com, is named by the Sinomonitor report as the most favored and recommended online video website in China. We believe we are the first online video site launched in China, and our Tudou.com website provides a robust online platform for Chinese Internet users to upload, watch and share videos through the Internet.

Since we launched our online video website in April 2005, our business has grown substantially, particularly in recent years. We have experienced rapid traffic and user growth. Our registered users increased from 16.3 million as of December 31, 2007 to 56.4 million as of December 31, 2009 and further to 78.2 million as of December 31, 2010. Our average number of new video clips uploaded daily increased from approximately 16,000 in 2007 to approximately 29,000 in 2009 and to approximately 40,000 in 2010.

We generate revenues primarily by providing online advertising services through our Tudou.com website. These online advertising services include pre-roll or post-roll video advertisements, in-roll logos, background advertisements, banners, buttons, links and stream advertisements. In addition, we provide innovative and differentiated online advertising services, including event sponsorships, interactive advertising and opportunities, to purchase advertising embedded in our in-house developed content. We provided our advertising services to 170, 320 and 512 advertisers in 2008, 2009 and 2010, respectively.

We also began generating revenues in January 2010 from our mobile video services, which we provide primarily through a channel on China Mobile’s wireless video platform. Under the agreement with China Mobile, we select and provide video programs based on our assessment of mobile phone users’ preferences. Users pay a monthly subscription fee for access to the video channel or pay on a per-clip basis, and we share the fees for such services with China Mobile. In addition, in the third quarter and fourth quarter of 2010, we generated revenues from sub-licensing some premium content that we licensed from third party vendors.

Our net revenues increased from RMB26.2 million in 2008 to RMB89.1 million in 2009 and to RMB286.3 million (US$43.4 million) in 2010, representing a CAGR of 121.8% over the three-year period. As is customary in the advertising industry in China, we typically enter into advertising contracts with third-party advertising agencies. We offer agency fees to third-party advertising agencies that purchase our advertising services and recognize revenues net of these agency fees. Our net revenues are net of sales taxes. Our net loss was RMB212.6 million, RMB144.8 million and RMB347.4 million (US$52.6 million) in 2008, 2009 and 2010, respectively. Our adjusted net loss, a non-GAAP financial measure, which excludes the impact of non-cash items including share-based compensation, beneficial conversion charge on convertible loan and fair value changes in warrant liabilities from our net loss, was RMB201.3 million, RMB133.3 million and RMB107.2 million (US$16.2 million) in 2008, 2009 and 2010, respectively. For a reconciliation of our net loss to our adjusted net loss, see footnote 2 on page 11 of this prospectus.

Factors Affecting Our Results of Operations

Our business, financial condition and results of operations have been and will continue to be subject to general conditions affecting the online video and online advertising industries in China. These conditions, among others, include the stability and growth of China’s economy and advertising and mobile Internet industries, the growth of the Internet and increasing penetration rate in China, and the increasing acceptance of online advertising as part of advertisers’ overall Internet marketing strategy and spending. In addition, our business, financial condition and results of operations are affected by a number of company-specific factors including the following:

•

Our Ability to Provide Innovative and Effective Advertising Services. Our financial condition and results of operations depend on the demand for and the effectiveness of our advertising services. We aim to provide innovative and effective online advertising services to increase advertisers’ advertising spending on our platform and attract new advertisers. Our Tudou.com website allows advertisers to display their advertisements in different placement formats to optimize the advertisements effectiveness against their marketing objectives. We strive to continue to offer innovative and effective advertising services to advertisers to further grow our revenues.

•

Our Ability to Maintain and Expand Our Highly Engaged User Community and Drive Traffic to Our Website. Our business depends on our ability to maintain and expand our highly engaged user community and drive traffic to our website. We have built up a valuable user base consisting primarily of highly engaged young, urban, affluent and educated users between the ages of 18 and 35, which is a particularly attractive demographic to advertisers, increasing our registered users from 16.3 million as of December 31, 2007 to 56.4 million as of December 31, 2009 and further to 78.2 million as of December 31, 2010. We believe that a key factor in our ability to continue to drive traffic to our website is our ability to provide unique and differentiated content, including UGC, premium licensed content and in-house produced content, that is attractive to a broad base of users. In addition, advertisers use our site as a powerful branding platform. The number of our users, their engagement in our website and interactivity directly affect our revenues, because under our advertising plans and advertising contracts, we charge based primarily on the number of user views of advertisements.

•

Our Ability to Obtain Popular Video Content at a Commercially Acceptable Cost. In addition to UGC and in-house produced content, we need to license and acquire popular video content to deliver a differentiated and engaging experience for our users and present attractive advertising opportunities for advertisers. We believe that popular premium licensed content will help increase our user base and overall traffic and is a critical factor in our future success. We make these procurement decisions according to anticipated user traffic and adverting opportunities presented by the content versus the licensing cost, to optimize the return on our licensing expenditures. During the three years ended December 31, 2009, we obtained licenses for more than 830 TV episodes and 240 movies. In 2010, we significantly increased our content procurement and obtained licenses for more than 1,360 TV episodes, 1,180 movies and 180 variety shows. We usually procure premium licensed content at prevailing market prices. We expect that our investment in premium licensed content will significantly increase in the foreseeable future as we plan to procure more premium licensed content and the unit procurement cost of premium licensed content, such as licensing fees for TV episodes and movies, continues to increase.

•

Our Ability to Procure Internet Bandwidth Cost-effectively. Internet bandwidth procurement costs accounted for a majority of our cost of revenues in recent periods. We have procured increased Internet bandwidth capacities in recent years following the growth of our user base and traffic on our website. While Internet bandwidth costs have increased in absolute terms, they have decreased as a percentage of our net revenues in each period, which is a result of our ability to control the Internet bandwidth procurement cost per unit primarily due to the use of our own content delivery network, or CDN, our efficient use of Internet bandwidth, our bandwidth saving technology, such as our innovative “Fast Tudou” software functioning as a peer-to-peer, or P2P, content delivery system, and our unit price negotiation efforts. We procure Internet bandwidth from provincial subsidiaries of telecommunication operators such as China Telecom and China Unicom, and other independent third parties which purchase bandwidth lines from telecommunications operators. The provincial subsidiaries of China Telecom and China Unicom currently function as independent companies, and we negotiate bandwidth prices separately with them or other bandwidth vendors.

•

Our Ability to Control Sales and Marketing Expenses. Sales and marketing expenses account for a significant portion of our operating expenses. Our sales and marketing expenses increased from RMB42.6 million in 2008 to RMB73.4 million in 2009 and to RMB143.2 million (US$21.7 million) for in 2010, primarily due to an increase in salaries and benefits as we hired additional sales professionals and an increase in our revenues resulting in the increase in performance-based salary and bonus expenses. However, over the same periods, our sales and marketing expenses decreased as a percentage of our total net revenues primarily due to our increases in revenues and operating effectiveness. Our ability to further enhance our sales efforts and control our sales and marketing expenses will affect our revenues and operating expenses.

•

Our Ability to Grow Our Mobile Video Services. We began offering mobile video services to mobile phone users in China in January 2010 through our Tudou channel on China Mobile’s wireless video platform. We also collaborate with certain major mobile handset manufacturers such as Blackberry, Motorola, Nokia and Samsung, as well as handset design houses and application store operators, to promote these services. We believe our mobile video business offers substantial growth potential and is an important component of our growth strategy. Our success in the mobile video business depends on our ability to provide quality content that attracts subscribers, maintain our relationships with telecommunication operators such as China Mobile, mobile handset companies and application store operators and promote our content to wireless users.

•

Our Ability to Maintain Leading Brand and Market Position. We believe that advertisers select us largely because we possess the leading brand and market position in the online video market. The online video industry in China is intensely competitive. We compete with other online video sites in China, major international and domestic Internet companies and other companies focused on online advertising. See “Business—Competition.” Our ability to compete effectively and to maintain our leading brand and market position as an online video platform is key to our ability to attract new advertisers, maintain and enhance relationships with our existing advertisers and advertising agencies and increase our revenues.

Description of Certain Statement of Operations Items

Net Revenues

For the years ended December 31, 2008 and 2009, we derived all of our revenues from sales of online advertising services. For the year ended December 31, 2010, we derived substantially all of our revenues from sales of online advertising services. Our net revenues from online advertising services amounted to RMB26.2 million, RMB89.1 million and RMB265.2 million (US$40.2 million) in 2008, 2009 and 2010, respectively. In addition, we began generating revenues from our mobile video services in January 2010. In 2010, our net revenues from mobile video services amounted to RMB19.1 million (US$2.9 million), representing 6.7% of our net revenues for the period. Also, in the third quarter and fourth quarter of 2010, we generated revenues from sub-licensing some of the premium content that we licensed from third party vendors. In 2010, our net revenues from sub-licensing premium content amounted to RMB2.0 million (US$0.3 million), representing approximately 0.7% of our net revenues for the period.

We sell online advertising services primarily through our Tudou.com website, such as pre-roll or post-roll video advertisements, in-roll logos, banners, buttons, links and stream advertisements. We also offer background advertisements appearing behind a selected video screen concurrently with a user viewing a video, which most of our key competitors do not offer, and sponsorship rights for a particular area of our website or for a particular event. We expect that our online advertising service revenues will continue to be the primary source of, and constitute the substantial majority of, our revenues for the foreseeable future.

As is customary in the advertising industry in China, we typically enter into advertising contracts with third-party advertising agencies. We offer agency fees to third-party advertising agencies that purchase our advertising services and recognize revenues net of these agency fees. The agency fees we incurred were RMB4.7 million, RMB24.1 million and RMB 55.0 million (US$8.3 million) in 2008, 2009 and 2010, respectively. Our net revenues from online advertising services are net of business taxes and related surcharges incurred in connection with our operations. Our advertising service revenues are subject to a business tax of approximately 5.0% and a cultural and educational related surcharge of 4.5% on revenues earned from our advertising services provided in China. We deduct these amounts from our advertising service revenues to arrive at our net revenues attributable to advertising services.

The growth of our online advertising service revenues is driven by the number of our advertisers as well as revenues from individual advertisers. We had an aggregate of 170, 320 and 512 advertisers in 2008, 2009 and 2010, respectively. The number of advertisers during any period is affected by our services, our sales and marketing efforts and influenced by our market position and advertisers’ perception of the effectiveness of our online advertising services. The size of our advertiser base is also driven by customer-specific factors such as the timing of the introduction of new advertising campaigns, our ability to maintain favorable demographic user base, seasonality of advertisers’ operations and growth of business sectors in which our advertisers operate. Our valuable user base in China consisting primarily of young urban educated users between the ages of 18 and 35, also contributes to attracting advertisers to our services. Net revenues from our top 10 advertisers collectively amounted to approximately RMB8.5 million, RMB26.4 million and RMB62.3 million (US$9.4 million) in 2008, 2009 and 2010, respectively, representing 32.3%, 29.6% and 21.8% of our net revenues in 2008, 2009 and 2010, respectively. We expect that the revenues generated from our top 10 advertisers will continue to increase in an absolute amount, but will decrease as a percentage of our total revenues as our advertiser base further grows.

We believe our revenues from online advertising services are subject to seasonal fluctuations. For example, revenues of China-based online advertising companies like us are usually lower during the Chinese New Year period in the first quarter when advertisers tend to spend less on online advertising. However, due to the rapid growth of our online advertising business recently, such seasonality currently may not appear as prominent as other online advertising companies.

In addition, we began generating revenues from mobile video services in January 2010. We provide mobile phone users in China with access to video programs through a channel on China Mobile’s wireless video platform. To have access to the services, the users must pay a monthly subscription fee or pay on a per-clip basis. We share the fees with China Mobile.

Our revenues from mobile video services provided in China are subject to a turnover tax consisting of approximately 3.0% business tax and related surcharges of 0.3%. We deduct these amounts from our mobile video services revenues to arrive at our net revenues attributable to such services.

In the third and fourth quarters of 2010, we generated revenues by sub-licensing some of the premium content that we license from third party vendors. We do not currently generate significant revenues from sub-licensing of premium content.

Cost of Revenues

Our cost of revenues consists of Internet bandwidth cost, advertisement production expenses, amortization and write-down of content procurement and production costs, wireless agency fees and other costs. Our total cost of revenues amounted to RMB143.3 million, RMB127.2 million and RMB226.4 million (US$34.3 million) in 2008, 2009 and 2010, respectively.

Internet bandwidth cost represents the fees we pay to bandwidth vendors, which are typically provincial subsidiaries of telecommunications operators such as China Telecom and China Unicom, or independent third parties that purchase bandwidth from major telecommunications operators in China. In the foreseeable future, we expect our Internet bandwidth costs to continue to increase in absolute amount given the anticipated increase in the volume of our website traffic, and to decrease as a percentage of our total net revenues as we continue to increase our revenues and to control the Internet bandwidth procurement cost per unit through the adoption of in-house built CDN system instead of leasing from third-party CDN service providers, our optimal use of Internet bandwidth, our bandwidth saving technology such as our innovative “Fast Tudou” software, and our unit price negotiation efforts.

Cost of revenues relating to content procurement and production is primarily comprised of amortization and write-down associated with premium licensed and in-house produced content. We expect cost of revenues in relation to content procurement and production to significantly increase in the foreseeable future because we plan to procure more premium licensed content and produce more in-house developed content such as our “Made-For-Internet” drama series and because the unit procurement cost of premium licenses content, such as licensing fees for TV episodes and movies, continues to increase. During the three years ended December 31, 2009, we obtained licenses for more than 830 TV episodes and 240 movies. In 2010, we significantly increase our content procurement and obtained licenses for more than 1,360 TV episodes, 1,180 movies and 180 variety shows.

Advertisement production expenses are primarily comprised of the fees we pay to third parties for advertisement production work that we outsourced to them and expenses associated with our integrated marketing programs, such as the “Internet Millionaire” competition program for Nokia. We expect such expenses to increase corresponding to the increase in our advertising service revenues.

Other costs consist primarily of depreciation for servers, other computer hardware and equipment that are directly related to our business operations and technical support as well as labor cost related to our technical support personnel. We expect the depreciation recognized under cost of revenues to increase in absolute amounts as a result of the purchase of additional equipment due to the traffic growth of our website. While we expect our labor costs recognized under cost of revenues to increase, we expect such cost of revenues as a percentage of our total cost of revenues to remain relatively insignificant.

We began incurring service fees for mobile video services starting in the first quarter of 2010. These service fees represent the service fees paid to mobile application store operators and handset design houses in connection with our mobile video services. We expect such costs to increase proportionally with the increase in our mobile video service revenues.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, and impairment of equipment.

Sales and marketing expenses

Our sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing staff, sales commission paid to our sales team and marketing expenses. Sales and marketing expenses were RMB42.6 million, RMB73.4 million and RMB143.2 million (US$21.7 million) in 2008, 2009 and 2010, respectively, accounting for approximately 162.4%, 82.4% and 50.0% of our net revenues in 2008, 2009 and 2010, respectively. Our share-based compensation charges allocated under sales and marketing expenses amounted to RMB3.9 million, RMB3.5 million and RMB31.0 million (US$4.7 million) in 2008, 2009 and 2010, respectively. Salary and benefit expenses generally correspond to fluctuations in our net revenues as salary and bonus expenses are usually tied to the performance of our sales team. Marketing expenses primarily consist of advertising expenses. Our total advertising expenses were RMB6.3 million, RMB7.2 million and RMB19.6 million (US$3.0 million) in 2008, 2009 and 2010, respectively. Our sales and marketing expenses have increased in recent years, primarily due to our hiring additional sales professionals and the increased performance-based salary and bonus expenses for our sales professionals following the increase in our revenues. We expect that our sales and marketing expenses will increase in absolute amount as we further enhance our sales and marketing efforts. However, we expect our sales and marketing expenses to continue to decrease as a percentage of our total revenues as we continue to gain more operating efficiencies while scaling up our business.

General and administrative expenses

Our general and administrative expenses primarily consist of salaries and benefits for our general administrative, finance and human resources personnel, office rentals, professional service fees and other expenses incurred in connection with general corporate purposes. General and administrative expenses were RMB37.8 million, RMB37.6 million and RMB104.9 million (US$15.9 million) in 2008, 2009 and 2010, respectively, accounting for approximately 144.1%, 42.2% and 36.6% of our total net revenues in 2008, 2009 and 2010, respectively. Our share-based compensation charges allocated under general and administrative expenses amounted to RMB4.6 million, RMB6.2 million and RMB59.4 million (US$9.0 million) in 2008, 2009 and 2010, respectively. We expect our general and administrative expenses to increase in absolute amount in the near future as we incur additional expenses in connection with the expansion of our business and our operations as a publicly traded company, which include expenses related to improving and maintaining our internal control over financial reporting and complying with our reporting obligations. However, we expect our general and administrative expenses to continue to decrease as a percentage of our total revenues in the future as we continue to gain more operating efficiencies while scaling up our business.

Impairment of equipment

We assess the impairment of equipment in accordance with the guidance under ASC 360-10-35 by comparing the carrying value of the equipment with the estimated undiscounted future cash flows we expect to receive from (i) use of the equipment and (ii) their eventual disposition. If the sum of the estimated undiscounted future cash flows is less than the carrying value, we recognize an impairment loss equal to the excess of the carrying value over the fair value of the equipment.

In 2008 and 2009, due to our relatively limited ability to generate operating cash flow and the decrease in future cash flow from disposition following our use of the equipment, we incurred impairment charges. We recognized impairment charges of RMB8.7 million, RMB2.4 million related to servers, other computer hardware and equipment in 2008 and 2009, respectively. The impairment of equipment may decrease when our ability to generate operating cash flow is further enhanced following the growth of our revenues. For 2010, we did not record impairment of equipment charges. See “—Critical Accounting Policies and Estimates—Impairment of Long-lived Assets.”

Finance Income/Finance Expenses

Finance income consists of income earned on cash and cash equivalents and short term investments. Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions with maturity terms of three months or less. Short term investments comprise time deposits with maturity terms of three months or more but less than one year. We recognized finance income of RMB3.6 million, RMB3.1 million and RMB0.3 million (US$50,147) in 2008, 2009 and 2010, respectively.

We incurred finance expenses of RMB12.9 million (US$1.9 million) in 2010, primarily related to (i) interest expenses of RMB10.2 million (US$1.5 million) for the accretion of the convertible loan during the period, and (ii) interest expenses of various short-term loans extended to us by certain commercial banks.

Foreign Exchange Gain (Loss)

Our functional currency is the Renminbi, the official currency in the PRC. Our cash flow from financing activities were primarily denominated in U.S. dollars, but our revenues and purchases are generally denominated in Renminbi. We are thus exposed to foreign exchange risks. Foreign exchange transactions are required by law in the PRC to be transacted only by authorized financial institutions.

In 2009, we bought Euros and Australian dollars to diversify our foreign currency balances and to mitigate foreign exchange risk associated with U.S. dollar’s depreciation against the Renminbi. As of December 31, 2010, we had cash balances of US$36.7 million and insignificant amounts of Euros and Australian dollars. We recorded foreign exchange losses of RMB9.8 million in 2008 primarily attributable to the depreciation of the U.S. dollar, and a foreign exchange gain of RMB3.6 million in 2009 primarily attributable to the appreciation of Australian dollars. We recorded a foreign exchange loss of RMB11.0 million (US$1.7 million) in 2010 primarily due to the depreciation of U.S. dollars, Australian dollars and Euros during the same period.

Fair Value Changes in Warrant Liabilities

We recorded a loss of RMB124.7 million (US$18.9 million) from fair value changes in warrants in 2010. The loss resulted from the increase in the fair value of warrants that we issued in connection with the issuance of the convertible loan in April 2010 and the warrants we issued in connection with the issuance of our Series E preferred shares in July 2010. In April 2010, we issued warrants to purchase 2,769,264 Series E preferred shares in connection with the convertible loan. In July 2010, we issued warrants to purchase 6,461,614 Series E preferred shares in connection with the Series E preferred shares. All of these warrants issued in connection with the issuance of the convertible loan and Series E preferred shares were outstanding as of December 31, 2010.

Fluctuation in the fair value of the warrants and key reasons

We recorded a gain of RMB16.9 million from fair value changes in warrants in the nine months ended September 30, 2010. The gain resulted from the decrease in the fair value of our outstanding warrants. The decrease in the fair value of the warrants during the nine months ended September 30, 2010 comprised a decrease of RMB6.8 million in the fair value of the warrants issued with the convertible loan in April 2010 and a decrease of RMB10.1 million in the fair value of the warrants issued in connection with the issuance of the Series E preferred shares. The decrease in the fair value of the warrants during the nine months ended September 30, 2010 mainly resulted from decreases in (i) the expected terms of the warrants, (ii) the expected price volatility of Series E preferred shares and (iii) the fair value of Series E preferred shares underlying the warrants. The decrease in the fair value of the warrants during the three month ended September 30, 2010 comprised a decrease of RMB4.0 million in the fair value of the warrants issued with the convertible loan and a decrease of RMB10.1 million in the fair value of the warrants issued with the Series E preferred shares.

The increase in the fair value of the warrants during the three months ended December 31, 2010 resulted from the increase in fair value of underlying Series E preferred shares from US$2.48 per share as of September 30, 2010 to US$5.21 per share as of December 31, 2010. The main reasons for the increase in fair value of the Series E preferred shares are described below.

Key Reasons for the fluctuations in the fair value of the Series E preferred shares underlying the warrants

The per share fair values of the Series E preferred shares underlying the warrants that were used as an input to the Black-Scholes calculations for the warrants were determined to be US$2.69, US$2.72, US$2.74, US$2.48 and US$5.21 as of April 15, 2010, June 30, 2010, July 28, 2010, September 30, 2010 and December 31, 2010, respectively. We used the fair values of the Series E preferred shares derived from a valuation model as an input in the valuation of the warrants as of these dates, while the issuance price of the Series E preferred shares and warrants as of July 28, 2010 was US$2.708. We used a consistent valuation methodology for preferred shares and warrants valuation during the period from April 15, 2010 to December 31, 2010. We believed that it was appropriate to use the fair value of the Series E preferred shares derived from the valuation model as an input to the Black-Scholes calculation for the warrant as of July 28, 2010, i.e. US$2.74, in the warrants valuation because the difference between the value of Series E preferred shares used in the warrants valuation and the actual transaction price was within an acceptable range for the valuation purpose.

In determining the fair value of the Series E preferred shares as of each valuation date, we applied a discounted cash flow analysis to determine its equity value and applied the option pricing method to allocate the equity value among our ordinary shares, preferred shares, stock options and warrants. In allocating the equity value among our ordinary shares, preferred shares, stock options and warrants, we considered initial public offering, redemption and liquidation scenarios and their respective dates and probabilities, based on management’s best estimates, to derive a probability-weighted equity allocation. We treated our ordinary shares and preferred shares as call options on their equity value, with exercise prices based on the redemption preference, liquidation preference and conversion threshold of the preferred shares. The fair value of the Series E preferred shares at each valuation date was determined using the same valuation methodologies as those used for valuation of preferred shares in all previous periods.

The slight increase in fair value of the Series E Preferred Shares from US$2.69 as of April 15, 2010 to US$2.72 as of June 30, 2010 and US$2.74 as of July 28, 2010, and the slight fluctuation in fair value of ordinary shares from US$1.39 as of April 8, 2010 to US$1.40 as of June 30, 2010 and US$1.37 as of July 28, 2010 mainly resulted from a combination of the following factors:

•

Our operating and financial results during this period were in line with the financial forecast made for the period from April 15, 2010 to July 28, 2010. Our equity value increased as of April 15, 2010 solely due to the proceeds of US$15 million from the convertible loan and as of July 28, 2010 solely because of the proceeds of US$35 million from the sale of Series E preferred shares and warrants, which did not increase the per share fair value of any equity class. The appreciation of Reminbi dominated assets owned by us contributed to the slight increase in the per share fair value of Series E preferred shares from April 15, 2010 to July 28, 2010 and ordinary shares from April 15, 2010 to June 30, 2010. The decrease in the per share fair value of ordinary shares from US$1.40 as of June 30, 2010 to US$1.37 as of July 28, 2010 was mainly attributable to the reasons stated below;

•

The observed ordinary share price volatility under the redemption scenario (with an estimated probability of 35% for the redemption scenario from April 30, 2010 to July 28, 2010) as an input in allocating our equity value among each equity class decreased from 65% as of April 15, 2010 and June 30, 2010 to 60% as of July 28, 2010. The decrease in the price volatility resulted in the decrease in the fair value of our ordinary shares as of July 28, 2010.

The decrease in the fair value of Series E Preferred Shares from US$2.74 as of July 28, 2010 to US$2.48 as of September 30, 2010 and the increase in the fair value of ordinary shares from US$1.371 as of July 28, 2010 to US$1.57 as of September 30, 2010 mainly resulted from an increase in the probability of our initial public offering, or IPO. Under the redemption and liquidation scenarios, the fair value of Series E preferred shares would be greater than under the IPO scenario due to the seniority and protection terms enjoyed by Series E preferred shareholders. Under the IPO scenario, the Series E preferred shares will be automatically converted into ordinary shares, and our equity value is allocated to each equity class on a pro rata basis, which made the fair value of Series E preferred shares much lower than under non-IPO scenarios. Therefore, the increase in the IPO probability and the decrease in the probability of a redemption or liquidation increased the fair value of our ordinary shares and decreased the fair value of our Series E preferred shares. The fair value of Series E Preferred Shares increased from US$2.48 as of September 30, 2010 to US$5.21 as of December 31, 2010. The main reasons for this increase are discussed under “— Critical Accounting Policies — Share-based Compensation” below.

Share-based Compensation

In February 2006, we adopted a share incentive plan that provides for the granting of options to employees to acquire our ordinary shares at an exercise price as determined by the administrator of our share incentive plan or our board of directors. As of December 31, 2010, 12,240,118 ordinary shares were reserved for option issuance under the share incentive plan, of which options to purchase 7,184,795 ordinary shares granted to our employees were outstanding. The options granted contain service conditions generally with a vesting period of four years, with 25% of the options vesting every year. The vesting period of the options to purchase 1,057,500 ordinary shares granted on August 20, 2008 to certain of our directors is sixteen months.

We account for share options granted to employees under provisions of ASC 718, “Stock Compensation.” In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. All grants of share-based awards to employees and directors classified as liability are re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested rewards over the vesting periods. The changes in the fair value of vested awards are recognized immediately as compensation cost. We granted share options which contained an exercise price denominated in US dollar. Since this denomination is neither our functional currency nor the currency in which the grantee is paid, they are accounted for as liability awards that are remeasured at fair value with changes recognized in the consolidated statements of operations.

We have elected to recognize compensation expenses on a straight-line basis over the requisite service period, which is generally the vesting period. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

During the years ended December 31, 2008 and 2009, certain employees leaving us applied to us to extend the exercise period of the vested options from 90 days since the termination date to the actual date of our initial public offering, or IPO. We approved such applications and extended the exercise period of the vested options granted until the IPO date and subsequently in July 2010 further extended the exercise period to 90 days after the completion of the registration with the SAFE of our share incentive plan after our IPO, because under the PRC law they cannot legally exercise these options prior to the completion of such registration. Such extension was limited and was at our sole discretion and was considered based on the employment terms or contribution of the respective employees to us. Total incremental value arising from modification of the options amounted to RMB0.5 million. We recorded the incremental compensation cost of approximately RMB0.3 million, approximately RMB27,000 and approximately RMB0.2 million (US$24,254) for years ended December 31, 2008, 2009 and 2010, respectively, on the date the vested options are modified.

The following table sets forth amounts of our share-based compensation expenses and their allocation to certain line items on our consolidated statements of operations for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Share-based compensation expenses:
Cost of revenues	2,762.6	1,875.6	14,133.0	2,141.4
Sales and marketing expenses	3,918.0	3,491.8	31,025.3	4,700.8
General and administrative expenses	4,637.5	6,155.0	59,418.1	9,002.7

Total:	11,318.1	11,522.4	104,576.4	15,844.9

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

China

Prior to January 1, 2008, foreign-invested enterprises established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by national tax authorities were available to these foreign-invested enterprises or enterprises located in certain areas of China. In addition, some local tax authorities allowed certain enterprises registered in their tax jurisdiction to enjoy lower preferential tax treatment. Under the relevant local tax preferential treatments, our subsidiary and VIE that are registered in the Pudong New District of Shanghai were subject to a 15% preferential income tax rate in 2007. Prior to August 2007, Quan Toodou was considered a small business, and subject to an effective income tax rate of 2.3% of its revenues.

The new EIT Law in the PRC was enacted in March 2007 and became effective on January 1, 2008. The new EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. However, the new EIT Law also permits certain enterprises to continue to enjoy their preferential tax treatments, adjusted by certain transitional phase-out rules, under which enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008, may continue to enjoy the lower rate and gradually transition to the new tax rate within a maximum of five years after the effective date of the new EIT Law. In addition, under the phase-out rules, enterprises established before March 16, 2007 and which were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until expiration of their tax holidays. Dividends paid by our PRC subsidiaries out of the profits earned after December 31, 2007 to their immediate holding company out of China would be subject to PRC withholding tax at 10%, if such immediate holding company is considered a “non-resident enterprise” under the new EIT Law, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty or arrangement with China that provides for a reduced rate of withholding tax. Pursuant to the double taxation avoidance arrangement between the PRC and Hong Kong and subject to the approval of the local tax authorities, dividends paid by Reshuffle Technology to Star Manor may be subject to PRC withholding tax at the preferential rate of 5% as long as Star Manor is demonstrated to be a Hong Kong resident enterprise under the EIT Law and directly holds 25% or more equity interest in Reshuffle Technology. However, if the PRC tax authorities would not consider Star Manor as the beneficial owner of any dividends paid from Reshuffle Technology based on the “substance over form” principle under applicable tax rules and thus deny the claim for the preferential withholding tax rate, dividends from Reshuffle Technology to Star Manor would be subject to PRC withholding tax at a rate of 10% instead of 5%.

Under the new EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory may be deemed by the PRC tax authorities as PRC tax resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the detailed implementation rules of the new EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and assets of the enterprise. In addition, the State Administration for Taxation issued the SAT Circular 82 on April 22, 2009. SAT Circular 82 clarifies that dividends and other income paid by resident enterprises to shareholders that are non-PRC resident enterprises will be considered to be PRC source income, and subject to PRC withholding tax, currently at a rate of 10% unless otherwise reduced by relevant tax treaties. SAT Circular 82 also subjects such PRC resident enterprises to various reporting requirements with the PRC tax authorities. In addition, SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China. However, as SAT Circular 82 only applies to PRC enterprises established outside of China that are controlled by

PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises with indirect shareholders being individual PRC residents like us. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. As a result, we are uncertain as to whether we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the new EIT Law. If we are considered to be PRC resident enterprises, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. In such cases, however, there is no guarantee that the preferential treatments to PRC tax residents will automatically apply to us, such as the withholding tax exemption on dividends between qualified PRC resident companies.

We are also subject to business taxes of 5.0% and 4.0% of cultural surcharges on the provision of online advertising services. Our revenues from mobile video services are subject to a turnover tax consisting of approximately 3.0% business tax. Effective from January 1, 2011, the cultural surcharges have been revised to 3.0%.

Critical Accounting Policies and Estimates

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We primarily derive revenues from sales of online advertising services. Our online advertising services allow advertisers to place their advertisements on our online video platform in different types and formats. Our advertising products include:

•	pre-roll or post-roll video screen advertisements that appear on-screen before or after a user selects a video, which is typically a 5-, 15- or 30-second slot,

•	in-roll logos placed on a selected video,

•	background advertisements that appear behind a selected video screen concurrently with a user viewing a video,

•	banners, buttons, links and stream advertisements placed in various areas of our Tudou.com website, and

•	sponsorship right to select events.

In accordance with ASC 605, we recognize revenues when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured. Revenues are recorded net of business taxes and related surcharges.

The majority of our advertising service arrangements involve multiple element deliverables (arrangements with more than one deliverable) that may include placements of different types of advertisements, which are accounted for using the guidance under ASC 605-25 “Multiple Element Arrangements.” As there is no objective evidence available in respect of the fair value for all the elements to be delivered and all the elements are not delivered in a uniform pattern over the contracting period, we treat all elements of advertising contracts as a single unit of accounting for revenue recognition purposes and recognize revenues on the completion of delivery of all the elements involved in the arrangements. When all of the elements within an arrangement are delivered in uniform proportion over the agreement period, the revenues are recognized based on the proportion of the obligation performed. For single element revenue arrangements, we recognize revenues either on a straight line basis over the contract period (where performance obligations are uniform over the contract period) or based on the proportion of obligations performed (where the performance obligations are not uniform over the contract period).

As is customary in the advertising industry in China, we typically enter into advertising contracts with third-party advertising agencies. We offer agency fees to third-party advertising agencies that purchase our advertising services and recognize revenues net of these agency fees. The agency fees paid by us to advertising agencies are based on certain percentage of revenue generated involving the advertising agencies and such percentage is agreed with the advertising agencies based on the different target revenue volumes. We record revenues on a net basis and the associated advertising agency fees are recorded as a reduction to the revenue in our consolidated statement of operation over the period when the related revenue was recognized.

We also generate revenues from mobile video services through an agreement with China Mobile. We provide video clips to China Mobile for its mobile phone users. Users pay a monthly subscription fee to China Mobile for access to the video channel or pay on a per-clip basis, and we share fees collected by China Mobile for such services. Revenues from mobile video services are recognized in the month in which the service are performed.

We receive monthly reports from China Mobile which provide details of the total revenues collected by China Mobile relating to the mobile video services and our share of such revenues. We also have access to a platform operated by China Mobile for its content partners where we can monitor on a real time basis when our content is being downloaded by the mobile users. The information is then reconciled with the monthly report from China Mobile, any differences noted are adjusted at each month end. We have not noted any significant differences between the information China Mobile’s platform and its monthly report.

The revenues recognized under this arrangement represent our share of the revenues to be received from the mobile network operator. We are not the primary obligor in this arrangement as we do not enter into contracts with end customers nor have price setting capabilities, rather we provide the content in accordance with China Mobile’s overall strategy and requirements.

We also generated revenues by sub-licensing some of the premium content that we license from third-party vendors in the third and fourth quarters of 2010. The exclusive licensing agreements we entered into with these third-party vendors had a definitive license period and included the rights to sublicense certain premium content to other third parties. We entered into a non-exclusive sub-license agreement with the sub-licensee for a period that fell within the original license period of the exclusive licensing agreements. We received a fixed amount of the sub-license fee upfront under the sub-licensing arrangements and did not have any future obligation once we provided the underlying tape/disk to the sub-licensee (which was provided at or before the beginning of the sub-license period). In accordance with ASC 926-605, Entertainment-Films, Revenue Recognition, we recognized the amount of the sub-license fee as revenue at the beginning of the sublicense period as we met all the following criteria: persuasive evidence of a sub-licensing arrangement with a customer existed, the content was delivered or available for immediate and unconditional delivery, the sub-license period of the arrangement had begun and the customer could begin its exploitation, exhibition, or sale, the arrangement fee was fixed or determinable and collection of the arrangement fee was reasonably assured.

Consolidation

We assess the consolidation of VIEs under ASC 810, which provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting interests, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Through a series of contractual arrangements, we hold all the variable interests of the VIEs and have been determined to be the primary beneficiary of the VIEs.

The ex-wife of Mr. Gary Wei Wang, our founder and chief executive officer, recently initiated a lawsuit against him in a local court in Shanghai and claimed for her share of community property during their marriage, which includes a share of the 76% equity interests of Quan Toodou held by Mr. Wang. Subsequently, we have evaluated the potential impact of the lawsuit on the contractual arrangements we have currently in place with Quan Toodou based on the legal advice from our PRC counsel.

Based on the legal analysis of our PRC legal counsel, the restrictions imposed under the conservatory measures do not impact the validity of any of the agreements entered into between Reshuffle Shanghai and Mr. Wang as the nominee shareholder of Quan Toodou and between Reshuffle Shanghai and Quan Toodou and the performance of such agreements prior to the litigation and issuance of the Asset Conservatory Notification. Consequently, it does not impact our previous or current accounting conclusion on the consolidation of Quan Toodou.

Based on the legal analysis performed by our PRC legal counsel and us, upon the issuance of the conservatory measures as set out in the Asset Conservatory Notification, we concluded that all of the agreements discussed in the section titled “Corporate History and Structure” of this prospectus are still valid. While the overall performance of these agreements is still intact, certain restrictions have been imposed as a result of the conservatory measures that restricts transfer, dividend distribution and other disposal of the 38% equity interests in Quan Toodou held by Mr. Wang.

Although the conservatory measures have imposed certain restrictions on the above agreements, these restrictions do not affect the ability of Reshuffle Shanghai’s control over Quan Toodou, as it can continue to duly exert full control on its operations and finance decisions, enforce the equity pledge and loan agreements as long as it does not dispose, transfer or distribute dividends on the 38% equity interests in Quan Toodou that are subject to the conservatory measures. In addition, Reshuffle Shanghai will continue to absorb the losses and fund the operations of Quan Toodou through a series of loan agreements and obtain a majority of the potential benefits of Quan Toodou through the enforcement of the exclusive technical consulting and service agreement entered into between Reshuffle Shanghai and Quan Toodou. Consequently, the contractual agreements that are currently in place continue to enable Reshuffle Shanghai to have control over Quan Toodou, and Quan Toodou remains our consolidated VIE. In addition, we will continue to absorb the 100% of the cumulative deficit of Quan Toodou during the period the conservatory measures are in effect as the restrictions imposed do not alleviate our obligations to absorb losses.

This lawsuit is currently in progress and at this juncture of the litigation, we and our PRC legal counsel are not able to assess the probability of the outcome or a reasonable estimation of the potential consequence.

If the court finally adjudicates that Mr. Wang must transfer a portion of his equity interests in Quan Toodou to his ex-wife or such equity interests are required to be sold in auction, the proceeds of which to be paid to his ex-wife, then the other existing shareholder of Quan Toodou will have a right of first refusal to purchase such equity interests from Mr. Wang in accordance with PRC law. In this case, the other existing shareholder will need to obtain financing sufficient to exercise this right of first refusal. If the other existing shareholder fails to obtain financing or otherwise fails to exercise the right of first refusal, and Mr. Wang’s ex-wife or any other third party obtains any equity interests of Quan Toodou that Mr. Wang’s ex-wife has claimed without subject obligations similar to Mr. Wang’s obligations under these existing contractual arrangements, we may have to re-negotiate with Mr. Wang’s ex-wife or such other third party and request such person to become a party to the contractual arrangements with Quan Toodou. If such person does not become a party to these contractual arrangements, with such person obtaining more than one-third of the equity interests of Quan Toodou, such person may have certain protective rights including the power to veto certain critical corporate actions of Quan Toodou, such as increases or decreases in registered capital, amendment of the articles of association, merger, division or dissolution of Quan Toodou and change of company form of Quan Toodou. The ineffectiveness of control over Quan Toodou could cause significant disruption to our business, operations and financial condition which could have a negative impact on our execution of such corporate actions. See “Risk Factors—Risks Related to Doing Business in China—The shareholders, directors and officers of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Share-based Compensation

We use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Share-based compensation for options granted with service conditions are recognized, net of a forfeiture rate, over the requisite service period of the award, which is the vesting term, based on the fair value of the award on the grant date. Total share-based compensation expense in 2008, 2009 and 2010 was RMB11.3 million, RMB11.5 million and RMB104.6 million (US$15.8 million), respectively. Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including the expected life of the share-based payment awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share based compensation expense could be materially different in the future. For example, as of December 31, 2009 and 2010, approximately RMB8.8 million and RMB41.4 million (US$6.3 million), respectively, of total unrecognized compensation costs related to unvested share options, which were expected to be recognized over a weighted-average period of 2.61 years and 2.78 years, respectively.

Determining the fair value of options requires making complex and subjective judgments. In assessing the fair value of the options we have granted, we considered the following principal factors:

•	the nature of our business and the contracts and agreements relating to our business;

•	the global economic outlook in general and the specific economic and competitive elements affecting our business;

•	the nature and prospects of our industry in China;

•	the growth of our operations; and

•	the risks facing our business.

We are responsible for estimating the fair value of options and ordinary shares. To determine the fair value of our ordinary shares, the three generally accepted approaches were considered: the cost, market and income approaches. While useful for certain purposes, the cost approach is generally not considered applicable to the valuation of companies which are a going concern, as it does not capture the future earnings potential of the business. Given that our current stage of development is different from those of other publicly listed companies in the same industry, comparability of the financial metrics of peer companies and the relevance of the market approach were considered low. In view of the above, we considered the income approach to be the most appropriate method to derive the fair values of our ordinary shares, and market approached was also considered for verifying the result.

For the income approach, we utilized a discounted cash flow, or DCF, analysis based on our management’s best estimates of projected cash flows as of each of the valuation dates. The projected cash flows include among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures, working capital requirements and depreciation and amortization. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair value of our ordinary shares are consistent with our business plan. These assumptions include: we have no significant contingent liabilities, unusual contractual obligations or substantial commitments; there are no significant pending or threatened litigation involving our company; there are no violations of any regulations or laws by us; and we have no redundant assets. These assumptions are inherently uncertain and subjective. The discount rates reflect the risks management perceived as being associated with achieving the forecasts and were derived by using the Capital Asset Pricing Model, after taking into account systematic risks and company-specific risks. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 21% to 24%. If different discount rates had been used, the valuations would have been different and the amount of share-based compensation would also have been different because the fair value of the underlying common shares for the options granted would be different.

We also applied discounts for lack of marketability or, DLOM, to our equity value to reflect the fact that there is no ready public market for our shares as we are a closely held private company. When determining the DLOM, the Black-Scholes option pricing model was used. Under this method, the cost of a put option that could be used to hedge the price change before a privately held share can be sold, is considered as a basis to determine the appropriate discount factor for lack of marketability. Based on the analysis, DLOM of 32% was used for the valuation of our ordinary shares as of each of the option grant dates in 2008, 2009 and 2010, respectively.

The enterprise value of our company determined at the respective valuation dates based on the above assumptions was allocated between the preferred shares and ordinary shares using the option pricing allocation method and straight allocation method. We have also taken into consideration the transaction price of our private equity financing transactions with independent third parties closest to the respective valuation dates in our valuation process.

Valuation Assumptions: We estimated the fair value of share options using Black-Scholes option pricing model. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

For the Years Ended December 31,
	2008	2009	2010
Expected volatility (%)	55 – 60	60 – 75	35 – 60
Expected dividend yield (%)	—	—	—
Expected term (years)	2.92 – 4.00	1.42 – 4.00	0.25 – 3.58
Risk-free interest rate (per annum) (%)	3.28 – 4.58	1.38 – 3.59	0.99 – 1.83

Expected Volatility: We estimated the expected volatility at the date of grant based on average annualized standard deviation of the share prices of comparable listed companies.

Expected Dividend Yield: The Black-Scholes option pricing model calls for a single expected dividend yield as an input. We have not declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

Expected Term: We estimated the expected term based on the timing of the expected public offering, the vesting schedule and the exercise period of the options.

Risk-Free Interest Rate: We base the risk-free interest rate used in the Black-Scholes option pricing model on the derived market yield of the traded zero-coupon U.S. Treasury bond for the term approximating the expected life of award at the time of grant.

Estimated Pre-vesting Forfeitures: When estimating forfeitures, we consider both voluntary and company termination behavior.

The grant date, number of options granted, exercise price, fair value and intrinsic value of the options granted to date are set forth below. As of December 31, 2010, there were 7,184,795 share options outstanding. The number of options, price and value information below are based upon ordinary shares.

Grant Date	Number of Options Granted	Exercise Price (US$)	Fair Value of the Options as of the Grant Date (US$)		Fair Value of Underlying Ordinary Shares as of the Grant Date (US$)	Type of Valuation	Intrinsic Value (US$)
February 28, 2006	1,190,000	0.001	0.03		0.03	Retrospective
June 6, 2006	355,000	0.10	0.43		0.49	Retrospective
October 11, 2006	134,400	0.30	0.35		0.50	Retrospective
March 20, 2007	179,200	0.30	0.26		0.51	Retrospective
April 13, 2007	207,200	1.40	0.30		0.77	Retrospective
July 27, 2007	28,800	1.40	0.35		0.86	Retrospective
October 19, 2007	57,600	1.40	0.30		0.87	Retrospective
January 25, 2008	1,218,400	1.40	0.55		1.29	Retrospective
April 29, 2008	394,000	1.40	0.69		1.50	Retrospective
July 30, 2008	354,800	1.40	0.67		1.50	Retrospective
August 15, 2008	528,750	1.40	0.65		1.49	Retrospective
August 20, 2008	1,410,000	1.40	0.65		1.49	Retrospective
October 30, 2008	390,400	1.40	0.71		1.50	Retrospective
January 21, 2009	186,800	1.40	0.92		1.82	Retrospective
April 22, 2009	30,400	1.40	0.93		1.82	Retrospective
July 23, 2009	209,800	1.40	0.94		1.82	Retrospective
October 29, 2009	281,600	1.40	0.92		1.82	Retrospective
February 10, 2010	513,000	2.8	0.20		1.20	Retrospective
May 12, 2010	309,200	2.8	0.25		1.40	Retrospective
July 29, 2010	907,500	2.7	0.23		1.37	Contemporaneous
January 26, 2011	1,755,300	4.95	—	(1)	4.96	Retrospective

(1)	As of the date of this prospectus, we are evaluating the fair value of the options granted on January 26, 2011.

We conducted contemporaneous valuations for the options granted on July 29, 2010 as our valuation work was started on July 12, 2010 and was completed on October 9, 2010. Retrospective valuations were used for all the options previously granted.

For the June 6, 2006 grants, we attributed to the ordinary shares underlying the options a fair value of US$0.49 per share, compared to a fair value of US$0.03 per share for the February 28, 2006 grants. The difference in fair value primarily resulted from the issuance of Series B preferred shares to a group of investors in May 2006. The proceeds we received from this private placement were US$8.5 million, and as a result our total equity value increased to approximately US$22.0 million in May 2006.

The increase in the fair value of the ordinary shares underlying the options from US$0.49 of June 6, 2006 grants, US$0.50 of October 11, 2006 grants and US$0.51 of March 20, 2007 grants to US$0.77 of April 13, 2007 grants was primarily because we issued Series C preferred shares to a group of investors in April 2007, from which we received proceeds of US$19.0 million. The increase was also because our ability to generate future cash flow increased rapidly, evidenced by:

•	an increase in the average daily page view of our website from approximately 2 million as of June 2006 to approximately 25 million as of April 2007; and

•	an increase in the average new video clips uploaded daily from approximately 1,300 as of June 2006 to approximately 15,000 as of April 2007.

The increase in the fair value of the ordinary shares underlying the options from US$0.86 of July 27, 2007 and US$0.87 of October 19, 2007 grants to US$1.29 of January 25, 2008 grants, primarily because we launched our online advertising business in the second half of 2007 and began generating revenues during that period.

The increase in the fair value of the ordinary shares underlying the options from US$1.29 of January 25, 2008 grants to US$1.50 of April 29, 2008 primarily because we issued Series D preferred shares to a group of investors in April 2008. The proceeds we received from this private placement were US$56.8 million, and our total equity value increased to approximately US$166.3 million in April 2008.

The increase in the fair value of the ordinary shares underlying the options from US$1.50 of April 29, 2008 grants, US$1.50 of July 30, 2008 grants, US$1.49 of August 15, 2008 grants, US$1.49 of August 20, 2008 grants and US$1.50 of October 30, 2008 grants to US$1.82 of January 21, 2009 grants primarily because our ability to generate cash increased substantially evidenced by

•	our net revenues increased substantially to RMB26.2 million for 2008 from RMB6.6 million for 2007;

•	the number of advertisers increased from 63 in 2007 to 170 in 2008;

•	our registered users increased from 16.3 million as of December 31, 2007 to 37.1 million as of December 31, 2008; and

•	an increase in the average new video clips uploaded daily from approximately 16,000 in 2007 to approximately 23,000 in 2008.

The fair value of the ordinary shares underlying the options of US$1.82 for each grant on January 21, 2009, April 22, 2009, July 23, 2009 and October 29, 2009 remained unchanged because:

•	there were no significant changes during this period on the macro economics and industry policy that might explicitly change our expectation on our operational environment;

•	there were no significant merger or acquisition events during this period in the online video industry that may impact our competitive environment;

•	we did not conduct new preferred share issuances or other funding events which may significant enhance our operation during this period; and

•	our operational and financial results had no significant variances from those we expected at the beginning of this period.

The fair value of the ordinary shares underlying the options decreased to US$1.20 per share for February 10, 2010 grants from US$1.82 for the October 29, 2009 grants, primarily because:

•	our ability to generate cash decreased, evidenced by an increase of net loss from RMB31.4 million for the third quarter of 2009 to RMB38.0 million for the first quarter of 2010;

•

in December 2009, Youku.com, a “pure-play” online video website and one of our major competitors, conducted a private placement with the proceeds of US$40 million, which enhanced competition in the online video market in China; and

•

in December 2009 and January 2010, CCTV, one of China’s major TV networks, and Baidu.com, the largest Chinese language search engine, launched their respective online video website, which further enhanced competition in China’s online video market.

The fair value of the ordinary shares underlying the options increased from US$1.20 per share for February 10, 2010 grants to US$1.40 for May 12, 2010 grants and US$1.37 for July 29, 2010 grants, primarily because:

•

we issued a convertible loan and warrants to a group of investors in April 2010. The proceeds we received from this issuance were US$15.0 million. The cash received from this issuance allowed us to invest further in the business; and

•	we issued Series E preferred shares and warrants to a group of investors in July 2010. The proceeds we received from this private placement were US$50.0 million (including the conversion of the convertible loan issued in April 2010), and our total equity value increased to approximately US$241 million in July 2010.

We determined the fair value of our ordinary shares for each of the reporting dates using the same valuation methodologies as those used for previous valuations. We determined that the fair value of the ordinary shares as of September 30, 2010 was US$1.57. In determining the fair value of the ordinary shares as of September 30, 2010, we applied a discounted cash flow analysis to determine its equity value, and then applied the option pricing method to allocate the equity value among our ordinary shares, preferred shares, stock options and warrants as discussed under the caption “—Description of Certain Statement of Operation Items—Fair Value Changes in Warrant Liabilities—Key Reasons For Fluctuations in the Value of the Series E Preferred Shares underlying the warrants.”

The increase in the fair value of our ordinary shares from US$1.37 as of July 29, 2010 to US$1.57 as of September 30, 2010 resulted from an increase in the IPO probability from 50% as of July 28, 2010 to 70% as of September 30, 2010. Under the redemption and liquidation scenarios, the fair value of ordinary shares would be less than that under the IPO scenario because ordinary shareholders have the lowest seniority and the least protection. Under the IPO scenario, the preferred shares will be automatically converted into ordinary shares, and our equity value is allocated to each equity class on a pro rata basis, which makes the fair value of ordinary shares greater than that under non-IPO scenarios. The IPO probability substantially increased because (i) we made our first confidential submission of the draft registration statement on August 17, 2010, and received the first round comments on September 15, 2010, and (ii) we achieved gross profit for the first time in the third quarter of 2010.

In addition, the increase in the fair value of our ordinary shares reflected the general improvement in the capital markets in our valuation analysis performed for the third quarter of 2010 compared to those performed for the first and second quarters of 2010, as well as the general improvement in the market capitalization of companies in our industry over the same period.

The fair value of our ordinary shares increased from US$1.57 per share as of September 30, 2010 to US$4.96 per share as of December 31, 2010 and January 26, 2011. We determined the fair value of the ordinary shares as of January 26, 2011 by taking into account the valuation of our ordinary shares as of December 31, 2010. The fair value of our ordinary shares remained unchanged as of January 26, 2011 compared to December 31, 2010 because there were no significant changes during the period between December 31, 2010 and January 26, 2011.

In determining the fair value of our ordinary shares as of December 31, 2010, we used the same valuation methodologies as those used for previous valuations. We applied a discounted cash flow analysis to determine our equity value, and then applied the option pricing method to allocate our equity value among our ordinary shares, preferred shares, stock options and warrants.

The fair value of our ordinary shares increased from US$1.57 per share (total equity value of US$161 million) as of September 30, 2010 to US$4.96 per share (total equity value of US$488 million) as of December 31, 2010 and January 26, 2011, primarily due to the following events and factors,:

•	We revised upward our forecasted growth in revenue and net income due to the following events and factors:

•

The market conditions for online advertising continued to improve in the fourth quarter of 2010 and the online video advertisement has become a more widely accepted advertising platform based on our market insights gained through our discussion and negotiation with advertisers and advertising agencies. As a result, we saw the prospect of an increasing advertising pipeline, including an increase in the allocation of advertising spending to online video from new advertisers and increasing online video advertising budget from existing advertisers;

•

With the benefit of more publicly available information from our primary competitor, which was not readily available in September 2010 and became available during the fourth quarter of 2010, we believed we could further raise our advertising rates and such increases could be conducted on a more regular basis. This was evidenced by our 20% raise in advertising rates on January 1, 2011 to a rate 50% higher than the rate at beginning of 2010, a higher rate than we expected in September 2010, and the acceptance of this rate increased by our customers. Our ability to successfully raise rates has also increased our confidence in achieving faster revenue growth;

•

In November 2010, we launched our first “Made-for-Internet” drama series on our website and the feedback from our users and advertisers was very positive, as this type of content is a key differentiator from our primary competitor. Our in-house drama, “That Love Comes”, which received over 40 million user views as of December 31, 2010, exceeding our expectation. Our in-house produced content also attracted in-series advertisement in addition to online brand advertising revenue to us. We also began production on our second in-house drama, “Utopia Office”. We believe this success is a testament to the effectiveness of our “Orange Box” program that will provide more diversified advertising solutions to our customers as well as increase both the viewership and users and advertiser loyalty, which will enhance our ability to grow and meet our financial forecasts;

•

In late 2010, we introduced a number of business initiatives to accelerate the growth of our business, including a cooperation with one of the leading real name social networking Internet platforms in China to increase our online UGC and user base.

•

With the U.S. IPO of our major competitor in the fourth quarter of 2010, more relevant information on the public perception of the online advertising industry and the valuation of online video companies in China became publicly available, and we further evaluated our future business plan to (1) significantly increase our content procurement and in-house developed content production to attract more users from our competitor and (2) significantly increase our investment in bandwidth to maintain our quality user experience while achieving a sustainable increase in user traffic. We believe that all these efforts, together with our ability to integrate our UGC and other marketing efforts, will increase our brand recognition, user base, visitor traffic and popularity of our website, which will in turn attract more advertisers and enable us to achieve greater growth over the long term than what we expected in September 2010.

•

We revised downward the discount rate used for the valuation of our ordinary shares from 21% for the September 30, 2010 valuation to 18% for the December 31, 2010 valuation due to the following factors:

•

Due to the growth and expansion of our business, the viability of our business strategy was increased and the results of our operations improved. In deriving the discount rate, the size premium decreased from 6% for a low-cap company to 3% for a mid-cap company;

•

With the U.S. IPO of our major competitor, recent market transactions and public information demonstrate that the discount rate implied in such transactions is lower than the 21% we used as of September 30, 2010.

•

As we were closer in time to our initial public offering and capital markets conditions became more favorable, the IPO probability increased from 70% as of September 30, 2010 to 85% as of December 31, 2010.

In addition, the increase in the fair value of our ordinary shares reflected the general improvement in capital markets conditions in the fourth quarter of 2010 compared to those during the first three quarters of 2010, and the significant improvement in the market capitalization of companies in our industry, especially that of our major competitor which completed its U.S. IPO in the fourth quarter of 2010.

Income Taxes

Our current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow ASC 740, “Income Taxes,” and account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for tax consequences attributable to differences between carrying amounts of existing assets and liabilities in financial statements, their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates to be applied to taxable income in the year in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. Accordingly, we consider various tax planning strategies, forecasts of future taxable income and our most recent operating results in assessing the need for a valuation allowance. The effect on deferred tax assets and liabilities arising from changes in tax rates is recognized in statements of operations in the period of such change.

We had no material uncertain tax positions for the years 2008, 2009 and 2010 and we do not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. For our subsidiary and VIEs, the years 2004 to 2010 remain subject to examination by the PRC tax authorities.

Impairment of Long-Lived Assets

We apply ASC 360-10-35, Property, Plant and Equipment, and review our long-lived assets, such as property and equipment and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. If the sum of the estimated undiscounted future cash flow is less than the carrying value of the assets, we recognize an impairment loss equal to the excess of the carrying value over the fair value of the assets. When impairment is recognized, the adjusted carrying amount of the underlying property, plant and equipment becomes its new cost basis. The new cost basis is depreciated over the remaining useful life of the asset.

We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. In calculating the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates and gross margin percentages. We recognized impairment charges of RMB8.7 million, RMB2.4 million and zero related to computer hardware and other equipment for the years ended December 31, 2008, 2009 and 2010.

Amortization and Write-down of Premium Content Licensed and Produced

We incur content procurement costs primarily as a result of our obtaining copyright licenses of third-party content such as TV series and movies as well as producing in-house developed content.

The premium licensed content is carried at the lower of amortized cost or net realizable value. Under the net realizable value approach, we compare the total carrying value of the premium licensed content to the expected cash inflows that are attributable to the content library, less the direct costs to deliver the content library, to derive the net realizable value of the premium licensed content at the end of each quarter. A write-down is recorded if the net realizable value is lower than the net carrying value. Once the write-down is recorded, it establishes a new cost basis and cannot be subsequently reversed.

When estimating the expected net cash flows for the content library, we base on the existing and expected future advertising contracts, existing and estimated future direct cost as well as the operating plan to derive at the cash inflows available to recover the cost of premium licensed content over the remaining licensing period. We also apply a discount rate consistent with our stock valuation to adjust the projected net cash inflows beyond one year.

Following the guidance under ASC 926-20-25, we capitalize the direct costs incurred in physical production of the in-house content. With respect to production costs of episodic television series, until we can establish estimates of secondary market revenue, such revenues are not considered when assessing the recovery of in-house produced content. As of December 31, 2010, we were not able to reasonably and reliably establish any estimates of secondary market revenue. Therefore, we have not considered secondary market revenue when assessing the recovery of the in-house produced content. The capitalized costs are subject to impairment when the fair value is less than its unamortized costs. The in-house produced content is amortized over the projected useful life of eight months.

Restatement and Internal Control Over Financial Reporting

In the course of the preparation and the external audit of our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, we and our independent registered public accounting firm identified a number of deficiencies in our internal control over financial reporting, including one material weakness and one significant deficiency as defined in the standards established by the U.S. Public Company Accounting Oversight Board.

The material weakness identified was the lack of resources with appropriate accounting knowledge and experience to prepare and review financial statements and related disclosures in accordance with U.S. GAAP, which was evidenced by (i) the lack of sufficient resources with adequate U.S. GAAP knowledge and experience to identify, evaluate and conclude on certain accounting matters independently, and (ii) the lack of effective controls designed and in place to ensure the completeness and accuracy of the consolidated financial statements and the disclosures in accordance with U.S. GAAP, primarily including lack of clearly documented and approved communication processes with appropriately designated process owners in our sales and marketing and accounting functions to make informed decisions on the proper application of U.S. GAAP to the fees paid to advertising agencies, which resulted in errors mainly in recording and accounting for redeemable convertible preferred shares, share-based compensation, accrual for litigation losses and agency fees and certain balance sheet reclassifications.

We historically recorded agency service fees as cost of revenues for the years ended December 31, 2008 and 2009. We further analyzed the classification of the fees paid to advertising agencies as cost of revenues versus a reduction of revenue in accordance with ASC 605-45 and after performing a detailed review of these arrangements, we concluded that advertising agencies are in fact our direct customers based on our contractual relationship, and there is insufficient evidence to support the argument that the agency fees paid by us represent an identifiable benefit that is sufficiently separable from the agencies’ purchase of our advertising services. As a result, we have restated our audited consolidated financial statements to reclassify the agency fees as a reduction of revenues rather than as cost of revenues. The reclassification resulted in a downward adjustment of RMB4.7 million and RMB24.1 million in net revenues for the years ended December 31, 2008 and 2009, respectively and a corresponding downward adjustment of RMB4.7 million and RMB24.1 million in cost of revenues for the years ended December 31, 2008 and 2009, respectively. The adjustment had no other impact on previously reported statements of operations. In addition, the adjustment did not affect our consolidated balance sheets, consolidated statements of change in shareholders’ deficit or consolidated statements of cash flows.

The significant deficiency related to the lack of formally documented corporate accounting policies in certain areas and chart of accounts in accordance with U.S. GAAP.

Following the identification of the material weakness and significant deficiency, in connection with the preparation of our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, we performed additional manual review procedures, such as an extensive review of journal entries and a thorough review of account reconciliations for key accounts, to ensure the completeness and accuracy of the underlying financial information used to generate the consolidated financial statements. In addition, we have implemented a number of measures to improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of financial statements, which include, but not limited to:

(i)	hiring a finance vice president with experience in U.S. GAAP reporting who joined us in July 2010, and providing further training to our financial and accounting staff to enhance their knowledge of U.S. GAAP;

(ii)	developing new accounting procedures and controls for accounts receivable collection and allowances for bad debt and developing comprehensive manual of accounting policies and procedures and making such manual readily accessible to guide the day-to-day operations of our accounting and finance personnel; and

(iii)	hiring an external financial advisor with extensive U.S. GAAP knowledge and experience to assist management with assessment of complex accounting issues.

We are also targeting additional key hires for our financial reporting and accounting departments with U.S. GAAP reporting experience in mid-2011. In addition, upon the completion of this offering, we will establish an audit committee under our board of directors in accordance with the applicable SEC and NASDAQ requirements to provide adequate independent oversight with respect to our accounting and financial reporting. We intend to update our customized computer system to enhance its operation and financial reporting functions by the end of 2011. We also plan to engage an advisory firm after this offering to advise us about complying with requirements of the Section 404 before the end of 2011. As of the date of this prospectus, we have incurred expenses of RMB2.1 million (US$0.3 million) for our internal control improvement since 2010. We expect to incur an additional RMB5.5 million (US$0.8 million) for our internal control improvement and Section 404 compliance efforts in the rest of 2011.

However, designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we intend to take may not fully address the material weaknesses and significant deficiency that our independent registered public accounting firm has identified, and new material weaknesses and significant deficiencies in our internal control over financial reporting may be identified in the future. See “—Risk Factors—Risks Relating to Our Business and Our Industry—In preparing our consolidated financial statements as of and for the years ended December 31, 2008 and 2009 and 2010, we noted a material weakness and a significant deficiency in our internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.”

Selected Quarterly Results of Operations

The following table presents our selected unaudited consolidated quarterly results of operations for the nine quarters in the period from October 1, 2008 to December 31, 2010. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Because our business is relatively new, our operating results for any quarter are not necessarily indicative of the operating results for any future period. Furthermore, our quarterly operating results may fluctuate from period to period. Factors that may cause our revenues and operating results to vary or fluctuate include those discussed in the “Risk Factors” section of this prospectus.

	For the three-month periods ended,
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2008	2009				2010
	Restated	Restated	Restated	Restated	Restated	Restated	Restated	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(RMB in thousands)
Net revenues	11,244.0	8,722.7	15,807.9	28,243.9	36,372.9	29,770.4	59,999.3	98,401.4	98,087.0
Cost of revenues	(28,117.7)	(27,482.1)	(27,753.5)	(34,064.9)	(37,881.6)	(41,659.1)	(61,844.5)	(49,598.4)	(73,297.2)

Gross profit (loss)	(16,873.7)	(18,759.4)	(11,945.6)	(5,821.0)	(1,508.7)	(11,888.7)	(1,845.2)	48,803.0	24,789.8
Operating expenses:
Sales and marketing expenses	(15,162.0)	(11,268.8)	(16,379.9)	(19,283.7)	(26,502.8)	(21,198.3)	(29,710.5)	(29,024.1)	(63,291.2)
General and administrative expenses	(13,118.9)	(6,946.3)	(7,472.2)	(8,009.1)	(15,158.0)	(4,000.4)	(9,757.1)	(12,429.1)	(78,724.9)
Impairment of equipment	(2,708.0)	(601.1)	(472.2)	(536.7)	(762.3)	—	—	—	—

Total operating expenses	(30,988.9)	(18,816.2)	(24,324.3)	(27,829.5)	(42,423.1)	(25,198.7)	(39,467.6)	(41,453.2)	(142,016.1)

Profit (loss) from operations	(47,862.6)	(37,575.6)	(36,269.9)	(33,650.5)	(43,931.8)	(37,087.4)	(41,312.8)	7,349.8	(117,226.3)

Finance income	1,848.9	953.0	839.9	714.8	596.0	60.3	232.1	56.7	(18.2)
Finance expense	—	—	—	—	—	(429.7)	(3,336.3)	(8,236.7)	(848.5)
Other income/(expense)	—	(28.0)	(22.0)	(13.0)	—	—	(19.1)	—	20.4
Foreign exchange gain (loss)	1,292.6	(854.9)	3,860.7	1,596.3	(992.2)	(563.3)	(3,540.5)	(2,806.4)	(4,046.9)
Beneficial conversion charge on convertible loan	—	—	—	—	—	—	—	(10,967.0)	—
Fair value charges in warrant liabilities	—	—	—	—	—	—	2,780.5	14,087.5	(141,548.0)

Profit (loss) before income taxes	(44,721.1)	(37,505.5)	(31,591.3)	(31,352.4)	(44,328.0)	(38,020.1)	(45,196.1)	(516.1)	(263,667.5)
Income taxes	—	—	—	—	—	—	—	—	—

Net loss	(44,721.1)	(37,505.5)	(31,591.3)	(31,352.4)	(44,328.0)	(38,020.1)	(45,196.1)	(516.1)	(263,667.5)

Non-GAAP Financial Data
Adjusted net revenues(1)	14,537.4	13,637.7	25,169.2	38,292.1	47,788.1	41,848.9	81,547.2	128,455.6	132,603.8
Adjusted net profit (loss)(1)	(39,264.3)	(34,402.6)	(28,771.8)	(28,825.3)	(41,255.1)	(45,270.6)	(47,098.1)	160.0	(14,967.6)

(1)

We define adjusted revenues, a non-GAAP financial measure, as the sum of net revenues and agency fees we paid to third-party advertising agencies and sales taxes. We define adjusted net profit (loss), a non-GAAP financial measure, as net profit (loss) excluding share-based compensation expenses, beneficial conversion charge on convertible loan and fair value changes in warrant liabilities. We review adjusted revenues together with net revenues and adjusted net profit (loss) together with net profit (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance with the effect of the agency fees paid to third-party advertising agencies and the sales taxes, and without the effect of non-cash share-based compensation expenses, beneficial conversion charge on convertible loan and fair value changes in warrant liabilities. However, the use of adjust revenues and adjusted net profit (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted revenues is that it includes certain items that are not typically included in net revenues, and one of the limitations of using non-GAAP adjusted net profit (loss) is that it does not include all items that impact our net profit (loss) for the period. In addition, because adjust revenues and adjusted net profit (loss) is not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjust revenues and adjusted net profit (loss) in isolation from or as an alternative to net revenues and net profit (loss) prepared in accordance with U.S. GAAP.

	For the three-month periods ended,
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2008	2009				2010
	Restated(1)	Restated(1)	Restated(1)	Restated(1)	Restated(1)	Restated(1)	Restated(1)	Restated(1)
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Net revenues	11,244.0	8,722.7	15,807.9	28,243.9	36,372.9	29,770.4	59,999.3	98,401.4	98,087.0
Add back: agency fees:	1,960.1	2,871.0	6,006.2	6,463.2	8,740.9	6,973.7	13,388.5	16,305.3	18,334.5
sale taxes:	1,333.3	2,044.0	3,355.1	3,585.0	2,674.3	5,104.8	8,159.4	13,748.9	16,182.3

Adjusted revenues	14,537.4	13,637.7	25,169.2	38,292.1	47,788.1	41,848.9	81,547.2	128,455.6	132,603.8

	For the three-month periods ended,
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2008	2009				2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Net loss	(44,721.1)	(37,505.5)	(31,591.3)	(31,352.4)	(44,328.0)	(38,020.1)	(45,196.1)	(516.1)	(263,667.5)
Add back: Share-based compensation expenses:	5,456.8	3,102.9	2,819.5	2,527.1	3,072.9	(7,250.5)	878.5	3,796.5	107,151.8

beneficial conversion charge on convertible loan:	—	—	—	—	—	—	—	10,967.0	—
fair value changes in warrant liabilities:	—	—	—	—	—	—	(2,780.5)	(14,087.4)	141,548.0

Adjusted net profit (loss)	(39,264.3)	(34,402.6)	(28,771.8)	(28,825.3)	(41,255.1)	(45,270.6)	(47,098.1)	160.0	(14,967.7)

(1)	Our unaudited consolidated financial statements for the quarters in the period from October 1, 2008 to September 30, 2010 have been restated to reclassify agency fees we paid to advertising agencies as a deduction of revenues rather than as cost of revenues.

Net Revenues. Our quarterly net revenues generally experienced continuous growth in the nine quarters ended December 31, 2010, except for slight decreases in net revenues in the first quarter of 2009 and the first quarter of 2010 compared to their respective immediately preceding quarter, primarily as a result of seasonal fluctuations, and our net revenues for the fourth quarter of 2010 remained substantially unchanged compared to the preceding quarter. We typically have slightly lower sales during the first quarter of each year due to the Chinese New Year holidays in that quarter. The overall quarterly increases in net revenues were primarily attributable to increases in our online advertising service net revenues as a result of our increasing marketing efforts and increasing recognition of the effectiveness of our advertising services. The increases in quarterly net revenues were also partially attributable to increases in average spending of our existing advertisers. As a result of these trends, we nearly doubled our net revenues in the second quarter of 2010 compared to the first quarter of 2010, and in the third quarter of 2010, our net revenues further increased by 64.0% to RMB98.4 million. The changes in our quarterly agency fees were generally in line with the changes in our quarterly net revenues except for the third quarter of 2010. Our increase in net revenues for the third quarter of 2010 compared to the preceding quarter outpaced the agency fee increase over the same period. This was a result of decreases in agency fees as we gained additional negotiating power with our advertising agencies in proportion to the increased online advertising service revenues involved by these agencies. Additionally, more advertisers, particularly domestic advertisers, placed advertisements directly with us.

In addition to online advertising service revenues, we also generated revenues from our mobile video services that we have provided through a channel on China Mobile’s wireless video platform starting from the first quarter of 2010. In the four quarters ended December 31, 2010, our net revenues from our mobile video services were RMB0.5 million, RMB2.6 million, RMB8.3 million and RMB7.7 million, representing 1.7%, 4.3%, 8.4% and 7.8% of our total net revenues in each of these four quarters, respectively. We also generated RMB1.9 million of net revenues from sub-licensing premium content that we licensed from third party vendors in the third quarter of 2010, representing 1.9% of our total net revenues in the same period. We generated RMB0.1 million of net revenues from sub-licensing premium content in the fourth quarter of 2010.

Cost of Revenues. Our quarterly cost of revenues have primarily consisted of Internet bandwidth costs and amortization and write-down of our premium licensed content procurement and production costs. Our cost of revenues generally experienced corresponding increases quarter over quarter in line with the increases in our net revenues, except for the first quarter of 2009 and the third quarter of 2010 when our cost of revenues decreased compared to their respective immediately preceding quarters. Our cost of revenues for the first quarter of 2009 decreased by 2.3% compared to the fourth quarter of 2008 because we further reduced Internet bandwidth to mitigate the impact of global financial crisis. Our cost of revenues for the third quarter of 2010 decreased by 19.8% compared to the second quarter of 2010 primarily because the amortization and write-down of our premium licensed content procurement costs decreased by 79.8% from RMB18.5 million in the second quarter of 2010 to RMB3.7 million in the third quarter of 2010. In the second quarter of 2010, we recorded RMB13.1 million as amortization of our premium licensed content procurement cost related to the 2010 FIFA World Cup. Our cost of revenues as a percentage of the net revenues for the fourth quarter of 2010 increased compared to the preceding quarter primarily due to a RMB8.4 million increase in advertisement production expenses and a RMB14.3 million increase in the share-based compensation expenses under our cost of revenues, while our net revenues in the quarter slightly decreased compared to the preceding quarter for the reasons set forth above.

Gross Profit (Loss). As a result of the foregoing, we incurred a gross loss in each of the seven quarters ended June 30, 2010, and we generated a gross profit of RMB48.8 million and RMB24.8 million in the third quarter and fourth quarter of 2010 respectively. Our gross loss increased in the first quarter of 2009 and the first quarter of 2010 compared to their respective immediately preceding quarters primarily as a result of seasonal decreases in net revenues. As explained above, we typically have slightly lower sales during the first quarter of each year due to the Chinese New Year holidays in that quarter. Our gross profit for the three months ended September 30, 2010 was primarily attributable to a 64.0% increase in our net revenues to RMB98.4 million from RMB60.0 million for the three months ended June 30, 2010 and a 19.8% decrease in cost of revenues to RMB49.6 million in the three months ended September 30, 2010 from RMB61.8 million in the three months ended June 30, 2010, primarily as a result of 79.8% decrease in the amortization and write-down of our premium licensed content procurement costs as explained above. Our gross profit for the fourth quarter of 2010 decreased by 49.2% compared to the preceding quarter, primarily attributed to the large increases in advertisement production expenses and share-based compensation expenses as discussed above, while our net revenues in the quarter slightly decreased compared to the preceding quarter as discussed above.

Operating Expenses. Our operating expenses fluctuated from quarter to quarter primarily depending on our marketing and promotion plans and business expansion, in particular, our headcount and related salaries and benefits. Our operating expenses in the four quarters ended December 31, 2009 increased quarter over quarter primarily as a result of the increase in our headcount and corresponding salaries and benefits for our employees, generally following the trend of the quarterly increase in our net revenues during the periods. Our operating expenses decreased by 40.6% to RMB25.2 million in the first quarter of 2010 from RMB42.4 million in the preceding quarter mainly due to the decrease in performance based bonuses and benefits for our sales professionals as a result of the decrease in revenues in the first quarter of 2010 compared to the preceding quarter. The 56.6% increase in operating expenses in the second quarter of 2010 compared to the first quarter of 2010 was primarily attributable to our increased marketing efforts and the increase in sales related bonuses and benefits for our sales professionals as a result of increased revenues in the second quarter of 2010 compared to the first quarter of 2010. Our operating expenses in the third quarter of 2010 remained relatively stable compared to the second quarter of 2010 despite significant growth in our net revenues, primarily as a result of our downward adjustment of performance based bonuses and benefits for our sales professionals in the third quarter of 2010. Our operating expenses for the fourth quarter of 2010 increased by 241.4% compared to the preceding quarter primarily attributable to a RMB89.8 million increase in the share-based compensation expenses recognized under our operating expenses in this quarter.

Net Profit (Loss). As a result of the foregoing, we incurred a net loss in each of the nine quarters ended December 31, 2010. We recorded an adjusted net profit of RMB0.2 million in the third quarter of 2010. Our net loss decreased substantially in the third quarter of 2010 compared to the preceding quarter partly as a result of an increase in our net revenues from online advertising services and our mobile video services and a decrease in cost of revenues in that quarter compared to the preceding quarter. In addition, the decrease of our net loss in the third quarter of 2010 was partly attributable to a RMB14.1 million gain from fair value changes in warrants that we issued in connection with the issuance of a convertible loan in April 2010 and the issuance of our Series E preferred shares in July 2010, which was partially offset by a RMB11.0 million beneficial conversion charge and RMB8.2 million finance expenses resulting from the accretion of the convertible loan recognized in the third quarter of 2010 as a result of the conversion of the convertible loan into Series E preferred shares in July 2010. We incurred a net loss of RMB263.7 million for the fourth quarter of 2010, primarily attributable to RMB107.2 million of share-based compensation and a loss of RMB141.5 million from the fair value changes in warrants we incurred in this quarter.

Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount for the periods indicated. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2008	2009	2010	2010
	Restated	Restated
	(RMB)	(RMB)	(RMB)	(US$)

	(in thousands, except per share data)
Net revenues	26,220.2	89,147.3	286,258.1	43,372.4
Cost of revenues	(143,331.5)	(127,182.1)	(226,399.3)	(34,302.9)

Gross profit (loss)	(117,111.3)	(38,034.8)	59,858.8	9,069.5
Operating expenses:
Sales and marketing expenses	(42,574.3)	(73,435.2)	(143,224.1)	(21,700.6)
General and administrative expenses	(37,781.3)	(37,585.6)	(104,911.4)	(15,895.7)
Impairment of equipment	(8,735.6)	(2,372.3)	—	—

Total operating expenses	(89,091.2)	(113,393.1)	(248,135.5)	(37,596.3)

Loss from operations	(206,202.5)	(151,427.9)	(188,276.7)	(28,526.8)
Finance income	3,572.6	3,103.8	331.0	50.1
Finance expenses	—	—	(12,851.2)	(1,947.1)
Other expenses	(236.5)	(63.0)	1.4	0.2
Foreign exchange gain (loss)	(9,772.2)	3,610.0	(10,957.2)	(1,660.1)
Beneficial conversion charge on convertible loan	—	—	(10,967.0)	(1,661.7)
Fair value changes in warrant liabilities	—	—	(124,680.1)	(18,890.9)

Loss before income taxes	(212,638.6)	(144,777.2)	(347,399.8)	(52,636.3)
Income taxes	—	—	—	—

Net loss	(212,638.6)	(144,777.2)	(347,399.8)	(52,636.3)

Net loss attributable to ordinary shareholders	(195,100.7)	(145,085.6)	(362,383.7)	(54,906.6)

Losses per ordinary share
Basic and diluted	(16.26)		(30.20)	(4.58)
Non-GAAP Financial Data
Adjusted revenues(1)	34,486.7	124,887.1	384,455.5	58,250.8
Adjusted net loss(1)	(201,320.5)	(133,254.8)	(107,176.3)	(16,238.8)

(1)	We define adjusted revenues, a non-GAAP financial measure, as the sum of net revenues and agency fees we paid to third-party advertising agencies and sales taxes. We define adjusted net loss, a non-GAAP financial measure, as net loss excluding share-based compensation expenses, beneficial conversion change on convertible loan and fair value changes in warrant liabilities. We review adjusted revenues together with net revenues and adjusted net loss together with net loss to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance with the effect of the agency fees paid to third-party advertising agencies and the sales taxes, and without the effect of non-cash share-based compensation expenses, beneficial conversion charge on convertible loan and fair value changes in warrant liabilities. However, the use of adjusted revenues and adjusted net loss has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted revenues is that it includes certain items that are not typically included in net revenues, and one of the limitations of using non-GAAP adjusted net loss is that it does not include all items that impact our net loss for the period. In addition, because adjusted revenues and adjusted net loss is not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted revenues and adjusted net loss in isolation from or as an alternative to net revenues and net loss prepared in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2008	2009	2010	2010
	Restated	Restated
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net revenues	26,220.2	89,147.3	286,258.1	43,372.4
Add back: agency fees:	4,723.5	24,081.3	55,001.9	8,333.6
sales tax:	3,543.0	11,658.5	43,195.5	6,544.8

Adjusted revenues	34,486.7	124,887.1	384,455.5	58,250.8

	For the Year Ended December 31,
	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net loss	(212,638.6)	(144,777.2)	(347,399.8)	(52,636.3)
Add back: share-based compensation expenses:	11,318.1	11,522.4	104,576.4	15,844.9
beneficial conversion charge on convertible loan:	—	—	10,967.0	1,661.7
fair value changes in warrant liabilities:	—	—	124,680.1	18,890.9

Adjusted net loss	(201,320.5)	(133,254.8)	(107,176.3)	(16,238.8)

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues. Our net revenues increased significantly by 221.1% to RMB286.3 million (US$43.4 million) in 2010 from RMB89.1 million in 2009, primarily as a result of an increase in net revenues from our online advertising services. The increase in online advertising service net revenues was primarily attributable to a RMB123.1 million increase in our net revenues from our existing advertisers as of December 31, 2010 compared to those from existing advertisers as of December 31, 2009 as a result of our enhanced business relationships with these advertisers. The increase in net revenues from online advertising services was also attributable to a RMB74.0 million increase in net revenues from new advertisers as a result of more acceptance of our online advertising services and our marketing efforts. The number of our advertisers increased from 320 in 2009 to 512 for 2010. In addition, the number of Chinese domestic advertisers placing advertisements with us increased to 260 in 2010 from 131 in 2009. Net revenues generated from our top 10 advertisers increased by 136.0% to RMB62.3 million (US$9.4 million) in 2010 from RMB26.4 million in 2009 primarily as a result of our marketing efforts targeted at key advertisers and increasing acceptance of our online advertising services.

Our net revenues are net of agency fees we paid to third-party advertising agencies. Our agency fees paid to advertising agencies increased from RMB24.1 million in 2009 to RMB55.0 million (US$8.3 million) in 2010, primarily as a result of the increase of our online advertising service revenues generated through advertising agencies in absolute amounts. However, our agency fees paid to advertising agencies as a percentage of our net revenues from online advertising services decreased to 19.2% in 2010 from 27.0% in 2009 as we gained additional negotiating power with our advertising agencies. Additionally, more advertisers, particularly domestic advertisers, placed advertisements directly with us in 2010 compared to 2009.

In 2010, we also generated net revenues of RMB19.1 million (US$2.9 million) from our mobile video services, representing approximately 6.7% of our net revenues in 2010. We started providing such services in January 2010 primarily through a channel on China Mobile’s wireless video platform. In addition, we generated net revenues of RMB4.2 million (US$0.6 million) by sub-licensing some of the premium content that we license from third party vendors, representing approximately 1.5% of our net revenues in 2010.

Cost of Revenues. Our cost of revenues increased by 78.0% to RMB226.4 million (US$34.3 million) in 2010 from RMB127.2 million in 2009. The increase was primarily attributable to the substantial increase in amortization and write-down of our premium licensed content procurement costs and the increase in our Internet bandwidth costs.

Amortization and write-down of our premium licensed content procurement costs increased significantly in 2010 to RMB34.9 million (US$5.3 million) from RMB9.9 million in 2009, primarily due to an increase in the amortization of the premium licensed content. Our write-down increased from RMB1.9 million in 2009 to RMB10.7 million (US$1.6 million) in 2010. In 2010, we obtained licenses for more than 1,360 TV episodes, 1,180 movies, and 180 variety shows, compared to approximately 420 TV episodes, 60 movies and 25 variety shows in 2009. In addition, the unit procurement cost, such as licensing fees for TV episodes and movies, increased significantly in 2010 compared to 2009. Our Internet bandwidth costs increased from RMB74.4 million in 2009 to RMB103.6 million (US$15.7 million) in 2010 primarily due to our Internet bandwidth expansion in 2010 in response to the increase of our website traffic.

The increase in our cost of revenues is also partly attributable to an increase of RMB17.1 million (US$2.6 million) in advertisement production expenses, an increase of RMB3.4 million (US$0.5 million) in salaries and benefits for our employees associated with our platform operations, which is related to the expansion of our platform operations, and an increase of RMB1.8 million (US$0.3 million) in depreciation charges, which is related to more servers, other computers and equipment we procured to support the growth of our technology platform in 2010, respectively, as compared to 2009. The RMB17.1 million (US$2.6 million) increase in advertisement production cost mainly resulted from advertisement outsourcing fees corresponding to the increased demand from our advertisers. In addition, we recorded RMB9.5 million (US$1.4 million) of cost in connection with our mobile video services as service fees paid to mobile application store operators and handset design houses.

Gross Profit (Loss). As a result of the foregoing, our gross profit was RMB59.9 million (US$9.1 million) in 2010 compared to a gross loss of RMB38.0 million in 2009.

Operating Expenses. Our operating expenses increased by 118.8% to RMB248.1 million (US$37.6 million) in 2010 from RMB113.4 million in 2009. The increase in our operating expenses was due to both an increase in our sales and marketing expenses and an increase in our general and administrative expenses.

•

Our sales and marketing expenses increased by 95.0% to RMB143.2 million (US$21.7 million) in 2010 from RMB73.4 million in 2009. This increase was primarily attributable to an increase of RMB27.5 million (US$4.2 million) in share-based compensation expenses recognized under our sales and marketing expenses and an increase of RMB16.5 million (US$2.5 million) in salaries and benefits for our sales and marketing staff, resulting from an increase in performance-based salary and bonus expenses and our hiring additional sales professionals. We had 170 sales professionals as of December 31, 2010 compared to 133 as of December 31, 2009. The increase was also attributable to an increase of RMB11.8 million (US$1.8 million) in our marketing and promotion expenses and RMB12.2 million (US$1.8 million) related to other business related selling expenses, primarily as a result of our organizational and promotional efforts in relation to the Tudou Video Festival and expenses related to other public relations events.

•	Our general and administrative expenses increased by 179.1% to RMB104.9 million (US$16.0 million) in 2010 from RMB37.6 million in 2009. The increase was primarily due to (i) an increase of RMB53.3 million (US$8.1 million) in share-based compensation expenses recognized under our general and administrative expenses; (ii) an increase of RMB 5.4 million (US$0.8 million) in professional service fees incurred relating to an outside accounting firm in connection with the auditing of our financial statements, (iii) an increase of RMB4.0 million (US$0.6 million) of allowance for bad debts related to certain advertising agencies that began experiencing financial difficulty in 2010, and (iv) an increase of RMB6.1 million (US$1.0 million) in salaries and benefits for our general and administrative staff resulting from hiring of additional staff.

Loss from Operations. As a result of the foregoing, our loss from operations increased by 24.3% to RMB188.3 million (US$28.5 million) in 2010 from RMB151.4 million in 2009.

Finance Income (Expense). We recorded finance income from short-term deposits of approximately RMB3.1 million and RMB0.3 million (US$50,147) in 2009 and 2010, respectively. The decrease was primarily due to the decrease in short-term deposits and the interest rate. We incurred an finance expense of zero and approximately RMB12.9 million (US$1.9 million) in 2009 and 2010, respectively. The RMB12.9 million (US$1.9 million) finance expense primarily resulted from RMB10.2 million (US$1.5 million) in interest expenses on our convertible loan in an aggregate principal amount of US$15.0 million that we issued to a group of investors in April 2010 and interest expenses related to short-term loans extended to us by certain commercial banks in China. As of December 31, 2010, we had a total balance of RMB61.2 million (US$9.3 million) of short term loans.

Foreign Exchange Gain (Loss). We recorded a foreign exchange loss of RMB11.0 million (US$1.7 million) in 2010 compared with a foreign exchange gain of RMB3.6 million in 2009. The foreign exchange loss was primarily due to the depreciation of U.S. dollars, Australian dollars and Euros in 2010. We had an average of approximately US$33.0 million, AUD2.1 million and EUR1.1 million in cash balances in 2010. The foreign exchange gain in 2009 was primarily attributable to the appreciation of Australian dollars. We had an average of approximately AUD3.5 million in cash balances in 2009.

Beneficial Conversion Charge. We recorded a beneficial conversion charge of approximately RMB11.0 million (US$1.7 million) in 2010 as a result of the conversion of convertible loan to Series E preferred shares in an aggregate principal amount of US$15.0 million that we issued to a group of investors in April 2010. We assessed the beneficial conversion feature attributable to the convertible loan in accordance with ASC470-20 and determined that there was a contingent beneficial conversion feature with an amount of approximately RMB11.0 million (US$1.7 million). We recognized the RMB11.0 million (US$1.7 million) beneficial conversion charge upon the conversion of the convertible loan into Series E preferred shares in July 2010.

Fair Value Changes in Warrant Liabilities. We recorded a loss of RMB124.7 million (US$18.9 million) from fair value changes in certain warrants in 2010. The loss resulted from fair value changes in warrants that we issued in connection with the issuance of the convertible loan in April 2010 and the warrants we issued in connection with the issuance of our Series E preferred shares in July 2010.

Net Loss. As a result of the foregoing, our net loss increased by 140.0% to RMB347.4 million (US$52.6 million) in 2010 from a net loss of RMB144.8 million in 2009. Our adjusted net loss decreased by 19.6% to RMB107.2 million (US$16.2 million) in 2010 from an adjusted net loss of RMB133.3 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues. Our net revenues increased by 240.0% to RMB89.1 million in 2009 from RMB26.2 million in 2008 as a result of an increase in our online advertising service net revenues. The increase in online advertising service net revenues was primarily attributable to a RMB34.1 million increase in net revenues from new advertisers as a result of more acceptance of our advertising services and our marketing efforts. The number of our advertisers increased from 170 in 2008 to 320 in 2009. The increase in online advertising service net revenues was also attributable to RMB36.9 million increase in our net revenues from our existing advertisers as of December 31, 2008 as a result of our deeper and broader relationships with these advertisers. In addition, net revenues generated from our top 10 advertisers increased by 211.2% to RMB26.4 million in 2009 from RMB8.5 million in 2008, resulting from our marketing efforts targeted at key advertisers and increasing recognition of the effectiveness of our advertising services. Our agency fees paid to the advertising agencies increased from RMB4.7 million in 2008 to RMB24.1 million in 2009 in line with an increase in our net revenues generated through advertising agencies.

Cost of Revenues. Our cost of revenues decreased by 11.3% to RMB127.2 million in 2009 from RMB143.3 million in 2008 primarily attributable to the decrease in Internet bandwidth cost, partly offset by the increase in advertisement production costs, the increase in amortization and write-down of premium licensed content procurement costs and the increase in the depreciation charges. Our Internet bandwidth costs decreased by 30.4% from RMB106.9 million in 2008 to RMB74.4 million in 2009. Such decrease was primarily attributable to the adoption of in-house built CDN system instead of leasing from third-party CDN service providers, our optimal use of Internet bandwidth, our bandwidth saving technology such as our “Fast Tudou” software and our unit price negotiation efforts. The depreciation charges increased from RMB13.6 million in 2008 to RMB16.9 million in 2009 as we procured more servers, other computers and equipment to support the growth of our technology platform. Our advertisement production costs increased substantially in 2009 to RMB11.7 million from RMB1.4 million in 2008 primarily due to increased cost for outsourcing work related to our integrated marketing programs. Our amortization and write-down of premium content procurement costs increased by 63.8% in 2009 to RMB9.9 million from RMB5.8 million in 2008 primarily due to more licensed content we procured.

Gross Loss. As a result of the foregoing, our gross loss was RMB38.0 million in 2009 compared with our gross loss of RMB117.1 million in 2008.

Operating Expenses. Our operating expenses increased by 27.3% to RMB113.4 million in 2009 from RMB89.1 million in 2008. The increase in our operating expenses was primarily due to an increase in our sales and marketing expenses and partly offset by a decrease of the amount of the impairment loss of equipment we recorded in 2009 as compared to 2008.

•

Our sales and marketing expenses increased by 72.5% to RMB73.4 million in 2009 from RMB42.6 million in 2008 primarily due to the increase in salaries and benefits for our sales and marketing staff, which mainly resulted from our hiring of additional sales professionals and an increase in their performance-based salary and bonus expenses. We had 133 sales professionals as of the end of 2009 compared to 74 as of the end of 2008.

•

Our general and administrative expenses decreased by 0.5% to RMB37.6 million in 2009 from RMB37.8 million in 2008 mainly due to a decrease of RMB8.3 million in the professional service fees paid to third parties, partly offset by (i) the increase in salaries and benefits for our general and administrative staff resulting from hiring of additional staff, including an approximately RMB1.5 million increase in share-based compensation charges, (ii) an increase of RMB3.5 million of allowance for bad debts related to certain advertising agencies; and (iii) an increase in the litigation cost and accrual for litigation loss, which are primarily related to copyright infringement claims against us, to RMB4.8 million in 2009 from RMB2.2 million in 2008.

•

Our impairment of equipment decreased by 72.8% to RMB2.4 million in 2009 from RMB8.7 million in 2008 because the estimated future cash flow we expect to receive from use of the equipment increased with our enhanced ability to generate operating cash flow.

Loss from Operations. As a result of the foregoing, our loss from operations decreased by 26.6% to RMB151.4 million in 2009 from RMB206.2 million in 2008.

Finance Income. Our finance income decreased by 13.1% to RMB3.1 million in 2009 from RMB3.6 million in 2008 due to our reduced cash balances and a decrease in the interest rate in 2009.

Foreign Exchange Gain (Loss). We recorded a foreign exchange gain of RMB3.6 million in 2009 compared with a foreign exchange loss of RMB9.8 million in 2008. The foreign exchange gain in 2009 was primarily due to the appreciation of Australian dollars in 2009. We had an average of approximately AUD3.5 million cash balance during the year of 2009. The foreign exchange loss in 2008 was primarily attributable to the depreciation of U.S. dollars. We had an average of approximately US$22.0 million cash balance during 2008.

Net Loss. As a result of the foregoing, our net loss decreased by 31.9% to RMB144.8 million in 2009 from a net loss of RMB212.6 million in 2008. Our adjusted net loss decreased by 33.8% to RMB133.3 million in 2009 from an adjusted net loss of RMB201.3 million in 2008.

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flows for the years indicated:

	For the Year Ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB) (unaudited)	(US$) (unaudited)
	(in thousands)
Net cash used in operating activities	(183,260.3)	(94,797.9)	(98,782.5)	(14,967.1)
Net cash used in investing activities	(45,042.3)	(107,546.7)	(85,242.2)	(12,915.5)
Net cash provided by financing activities	393,324.8	—	396,098.3	60,014.9
Net increase/(decrease) in cash	165,022.2	(202,344.6)	212,073.6	32,132.3
Cash and cash equivalents at beginning of year	105,519.0	260,769.0	62,034.4	9,399.2

Effect of foreign exchange rate change on cash	(9,772.2)	3,610.0	(10,957.2)	(1,660.2)

Cash and cash equivalents at end of year	260,769.0	62,034.4	263,150.8	39,871.3

To date, we have financed our operations primarily through the issuance of redeemable convertible preferred shares and convertible loan. As of December 31, 2008, 2009 and 2010, we had RMB260.8 million, RMB62.0 million and RMB263.2 million (US$39.9 million) in cash, respectively. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2008 and 2009. We began financing our operations through Renminbi-denominated short-term loans from March 2010. We had short-term loans in the aggregate principal amount of RMB61.2 million (US$9.3 million) outstanding as of December 31, 2010. The convertible loan issued by us in April 2010 was converted into Series E preferred shares in July 2010. Our cash primarily consist of cash on hand and demand deposits placed with banks or other financial institutions.

We are a holding company, and we rely principally on service fees paid by our VIEs to our subsidiaries in China and dividends and other distributions from our Chinese subsidiaries for our dividend payments to our shareholders and other cash requirements. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of December 31, 2010, we had, on a consolidated basis, accumulated deficit of RMB801.8 million (US$121.5 million) under U.S. GAAP, primarily relating to losses in Reshuffle Technology. Our relevant PRC subsidiaries are not able to distribute dividends to us until the accumulated losses have been made up. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries or VIEs in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or service fees or make other payments to us.

Operating Activities

Our net cash used in operating activities in 2010 was RMB98.8 million (US$15.0 million). This was primarily due to our net loss of RMB347.4 million (US$52.6 million) in the period, adding back RMB124.7 million (US$18.9 million) from fair value changes in our warrants, a RMB70.9 million (US$10.7 million) increase in other payables and accruals, a RMB45.9 million (US$7.0 million) increase in accounts payable, a RMB24.2 million (US$3.7 million) of amortization of the content purchased, a RMB10.7 million (US$1.6 million) of write-down of the content purchased, a RMB20.7 million (US$3.1 million) of depreciation of equipment, a RMB11.0 million (US$1.7 million) beneficial conversion charge, a RMB10.2 million (US$1.6 million) of interest expenses, a RMB15.8 million (US$2.4 million) of business tax payable and a RMB11.0 million (US$1.7 million) in foreign exchange loss, which was partially offset by a RMB179.4 million (US$27.2 million) increase in accounts receivable, a RMB22.1 million (US$3.4 million) increase in prepayments and other current assets and a RMB8.1 million (US$1.2 million) of content production cost. The RMB124.7 million (US$18.9 million) fair value changes in our warrant liabilities resulted from an increase in the fair value of the warrants that we issued in connection with the issuance of convertible loan in April 2010 and the warrants we issued in connection with the issuance of our Series E preferred shares in July 2010. The increase in other payables and accruals was mainly related to tax levies, fees payable to advertising agencies, litigation loss and professional fees. The increase in accounts payable was primarily attributable to fees payable to bandwidth vendors. The increase in amortization of the content purchased mainly resulted from our increased purchase of premium licensed content including RMB15.0 million (US$2.2 million) of our content procurement cost incurred in connection with the 2010 FIFA World Cup. We recorded the RMB11.0 million (US$1.7 million) beneficial conversion charge upon the conversion of the convertible loan we issued in April 2010 into Series E preferred shares in July 2010. The RMB10.2 million (US$1.5 million) interest expense resulted from interest expenses from the accretion of this convertible loan. The business tax payable was attributable to the business taxes payable associated with our online advertising revenues. The foreign exchange loss was primarily due to the depreciation of Australian dollars and Euros. The substantial increase in accounts receivable was primarily attributable to the substantial increase in our online advertising service revenues. The increase in prepayments and other current assets was primarily due to advances to suppliers, staff advances and rental deposit. The increase in content product cost was primarily attributable to our first “Made for Internet” drama series, That Love Comes.

Our net cash used in operating activities in 2009 was RMB94.8 million. This was primarily due to our net loss of RMB144.8 million, adding back a RMB42.2 million increase in other payables and accruals, RMB19.6 million depreciation of equipment, a RMB9.6 million increase in accounts payable, RMB8.0 million of amortization of content purchased licensed, RMB11.5 million non-cash share-based compensation expenses, a RMB4.2 million increase in tax payable, RMB3.5 million doubtful accounts and RMB2.4 million impairment of equipment, which was partly offset by a RMB50.9 million increase in accounts receivable and RMB3.6 million foreign exchange gain. The increase in other payables and accruals was mainly related to payroll and welfare expenses, fees payable to advertising agencies, Internet bandwidth costs, tax levies, potential litigation loss and professional fees. The amortization of content purchased mainly resulted from our increased purchase of premium licensed content. The increase in accounts payable in 2009 was primarily attributable to the increase in Internet bandwidth fees payable to telecommunication operators and purchase prices payable to server providers. The increase in tax payable was attributable to the increase in business taxes payable associated with our increase of advertising revenues. The amount of accounts receivable increased substantially in 2009 primarily attributable to the substantial increase in our advertising service revenues. There was a foreign exchange gain in 2009 as compared to a foreign exchange loss in 2008. The foreign exchange gain in 2009 was primarily due to the appreciation of Australian dollars in 2009; whereas the foreign exchange loss in 2008 was primarily attributable to the depreciation of U.S. dollars.

Our net cash used in operating activities in 2008 was RMB183.3 million. This was primarily due to our net loss of RMB212.6 million, adding back RMB19.9 million increase in other payables and accruals, RMB15.7 million depreciation of property and equipment, RMB9.8 million foreign exchange loss, RMB8.7 million impairment of equipment, RMB11.3 million share-based compensation expenses and a RMB4.1 million of amortization of the content purchased, which was partly offset by RMB21.6 million decrease in accounts payable, RMB17.8 million increase in accounts receivable and RMB3.4 million increase in prepayments and other current assets. The increase in other payables and accruals mainly relates to payroll and welfare expenses, fees payable to advertising agencies, Internet bandwidth costs, potential litigation loss and professional fees. We recorded a foreign exchange loss of RMB9.8 million in 2008 primarily due to the depreciation of U.S. dollars. The amortization of the content purchased mainly resulted form our increased purchase of premium licensed content. The decrease in accounts payable was primarily attributable to the payment and settlement of approximately RMB18.0 million Internet bandwidth fees with an independent third party. The increase in accounts receivable primarily resulted from the increase in our advertising service revenues. The increase in prepayments was mainly due to the advancement of funds to certain nominees in connection with the establishment of our VIEs.

Investing Activities

Our net cash used in investing activities was RMB85.2 million (US$12.9 million) in 2010. RMB66.2 million (US$10.0 million) was used as collateral for the short-term loans from certain commercial banks. RMB68.2 million (US$10.3 million) was used to purchase premium licensed content including RMB15.0 million (US$2.2 million) in connection with the 2010 FIFA World Cup content. RMB27.6 million (US$4.2 million) was used to purchase fixed assets, primarily equipment including servers, other computers and equipment. During the period, RMB5.8 million (US$0.9 million) was used to purchase short-term investments, which comprised time deposits with maturity terms of three months or more but less than one year. This was partly offset by RMB84.2 million received upon maturity of short-term investments, which were time deposits with maturity terms of three months or more but less than one year. Net cash used in investing activities was RMB107.5 million in 2009. RMB84.2 million was used for purchase of short-term investments, which comprised time deposits with maturity terms of three months or more but less than one year. RMB24.7 million was used for the purchase of fixed assets, primarily equipment including servers, other computers and equipment in 2009. RMB9.9 million was used to purchase premium licensed content. This was partly offset by RMB11.3 million of cash inflow received from disposal of short-term investment. Net cash used in investing activities was RMB45.0 million in 2008, of which RMB27.9 million was used for the purchase of fixed assets and RMB11.3 million was used in short-term investments. RMB5.8 million was used to purchase premium licensed content.

Financing Activities

Net cash provided by financing activities amounted to RMB396.1 million (US$60.0 million) in 2010, resulting from the proceeds received from the issuance of Series E preferred shares in the amount of RMB236.4 million (US$35.8 million), the issuance of a convertible loan in the amount of RMB102.4 million (US$15.5 million) and short-term loans in the amount of RMB81.2 million (US$12.3 million). This was offset by RMB20.0 million (US$3.0 million) repayment of short-term loans. We did not conduct any financing activity in 2009. As a result, we did not generate or use any cash from financing activities in 2009. Net cash provided by financing activities was RMB393.3 million in 2008 resulting from the proceeds received from the issuance of Series D redeemable convertible preferred shares, and was partly offset by issuance cost paid in connection with the issuance of Series D redeemable convertible preferred shares.

Capital Expenditures

We had capital expenditures of RMB27.9 million, RMB24.7 million and RMB27.6 million (US$4.2 million) for the years ended December 31, 2008, 2009 and 2010, respectively. Our capital expenditures were used primarily for (i) the purchase of computer hardware and equipment, including those purchased for building up our CDN in 2008 and 2009, and (ii) leasehold improvements. Actual future capital expenditures may differ from the amounts indicated above.

We believe that our current levels of cash balances and cash flows from operations, combined with the short-term loans from commercial banks in China, the proceeds from the issuance of the convertible loan and warrants in April 2010 and Series E redeemable convertible preferred shares and warrants in July 2010, will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months, assuming we receive no proceeds from this offering. We will use the net proceeds from this offering to expand our business operations as disclosed under “Use of Proceeds.” In addition, we may need additional cash resources in the future if we experience adverse business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisitions, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Operating lease commitments	42,970.7	31,594.2	1,051.2	—	75,616.1	11,457.0

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

Our revenues and purchases are generally denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which included US$36.7 million as of December 31, 2010. As a result, fluctuations in the exchange rates between the U.S. dollar and these other currencies and Renminbi will affect our results of operations and financial condition. Such fluctuations will also affect us with respect to the translation of the net proceeds that we will receive from this offering into Renminbi. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from this offering or other financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of December 31, 2010, we had US$-denominated cash balances of US$36.7 million. Assuming we had converted the US$36.7 million into the Renminbi at the exchange rate of $1.00 for RMB6.6000 as of December 31, 2010, this cash balance would have been RMB242.2 million. Assuming a 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB239.8 million as of December 31, 2010.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to finance income generated by excess cash invested in demand deposits with original maturities of three months or less and time deposits with maturity terms of three months or more but less than one year. We are also exposed to interest rate risk related to finance expenses incurred by short-term bank borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future finance income may be lower than expected due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 5.9%, -0.7% and 3.3% in the years 2008, 2009 and 2010, respectively. If inflation rises, it may materially and adversely affect our business.

Credit risk

As of December 31, 2008, 2009 and 2010, substantially all of our cash and cash equivalents and short-term investments were held by reputable financial institutions. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents and short-term investments. Prior to entering into contracts, we make a credit assessment of our advertising agencies and advertisers to assess the collectability of the contracts. We have not experienced any significant bad debts with respect to our accounts receivable.

Recent Accounting Pronouncements

In December 2010, FASB issued amendments Topic 350 to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We are currently assessing the impact, if any, that the adoption of this update will have on our consolidated financial statements and disclosures.

In December 2010, FASB issued amendments Topic 805 to specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We are currently assessing the impact, if any, that the adoption of this update will have on our consolidated financial statements and disclosures.

ASU 2010-13, issued in April 2010, provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. Earlier application is permitted. According to this guidance, our stock options currently accounted for as liability awards will be reclassified as equity awards upon the completion of our IPO.

In January 2010, the FASB issued an accounting standard update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. Since this standard impacts disclosure requirements only, we do not expect that the adoption of the standard will have a material impact on our consolidated results of operations or financial condition.

In October 2009, the FASB issued an accounting standard update on revenue recognition relating to multiple deliverable revenue arrangements. The fair value requirements of existing accounting guidance are modified by allowing the use of the “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and third-party evidence (“TPE”) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosure and is effective for fiscal years beginning on or after June 15, 2010 although early adoption is permitted. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangement or retrospectively. We are currently assessing the impact, if any, that the adoption of this update will have on our consolidated financial statements and disclosures.

OUR INDUSTRY

Advertising in China

China was the largest advertising market in Asia Pacific in 2010, excluding Japan, according to ZenithOptimedia, as measured by total advertising expenditures. Advertising expenditures in China in 2010 amounted to approximately US$23.2 billion, and ZenithOptimedia expects that the advertising market in China will be one of the fastest growing in the world, with a CAGR of 13.6% from 2010 to 2013, compared to 2.9% in the United States and 0.7% in Japan during the same forecast periods.

The following chart sets forth the historical and estimated total value of China’s advertising market from 2008 to 2013 as measured by total advertising expenditures:

Total Advertising Market in China

(US$ in millions)

Source:	Advertising Expenditure Forecasts (April 2011), ZenithOptimedia

The significant growth of China’s advertising market in recent years has been driven primarily by strong economic growth and a significant increase in consumer spending due to rising disposable income levels. According to the National Bureau of Statistics of China, the annual disposable income per capita of urban households in China more than doubled from RMB8,472 in 2003 to RMB19,109 (US$2,895) in 2009. Furthermore, according to ZenithOptimedia, advertising expenditures per capita and advertising expenditures as a percentage of gross domestic product, or GDP, remain at relatively low levels compared to other developed countries such as the United States, the United Kingdom and Japan, allowing for the possibility of considerable and sustained growth in China’s advertising market over time.

Historically, television in China has attracted the largest audience of all media formats, and is considered to be one of the most important media formats in China for advertisers to connect with potential customers. According to ZenithOptimedia, television accounted for 39.3% of total advertising spending in China in 2010.

The following charts set forth the estimated breakdown of advertising expenditures by media format in China for 2010 and 2013, respectively.

Source:	Advertising Expenditure Forecasts (April 2011), ZenithOptimedia

Internet Advertising in China

According to the CNNIC, the number of Internet users in China reached 457.3 million as of December 31, 2010. Significant growth potential exists as Internet penetration rate was only 34.3% as of December 31, 2010 in China.

The table below sets forth the number of Internet users in China as of the end of the periods indicated.

	2005	2006	2007	2008	2009	2010
Internet users in China (in millions)	110.0	137.0	210.0	298.0	384.0	457.3

Source: The 27th Statistical Report on the Development Status of China Internet Network, CNNIC. “Internet users” refers to individuals aged six or above who visited Internet at least once in the preceding six months.

The Internet continues to be a rapidly growing and evolving medium for entertainment, commerce and communication, leading to significant increases in Internet advertising expenditures in China. According to ZenithOptimedia, the Internet advertising expenditures in China grew from US$2.5 billion in 2008 to US$4.7 billion in 2010. Internet advertising as a percentage of total advertising industry expenditures in China grew from 13.1% in 2008 to 20.3% in 2010, demonstrating the increased popularity of the Internet as an advertising medium.

According to ZenithOptimedia, the Internet surpassed newspapers, as the second largest advertising medium in China after television in 2010. The Internet overcomes many limitations of traditional offline advertising by enabling advertisers to target their desired audience in a wider range of advertising formats. Advertisers have identified the Internet as an efficient and cost-effective alternative to traditional media for mass communication of their messages. The Internet also permits advertisers to measure precisely the number of impressions, or times that an advertisement appears in page views downloaded by users. We believe that advertisers will increasingly allocate a greater percentage of their advertising budget to online media. ZenithOptimedia further estimates that the Internet advertising expenditures in China will increase to US$9.7 billion in 2013, representing an expected CAGR of 27.3% from 2010 to 2013. The following graph sets forth the Internet advertising expenditure in China from 2008 to 2013.

Internet Advertising Expenditure in China

(US$ in millions)

Source:	Advertising Expenditure Forecasts (April 2011), ZenithOptimedia

Mobile Internet in China

Due to the increasing rollout of 3G networks and related mobile infrastructure in China, mobile devices are playing an increasingly important role in China’s Internet development. Users are able to connect to the Internet from new locations at any time from their mobile devices. We believe the expansion of mobile Internet will further contribute to Internet penetration rate in China. According to the Ministry of Industry and Information Technology, or the MIIT, formerly known as the Ministry of Information Industry, or the MII, the number of mobile subscribers in China increased from 393.4 million as of December 31, 2005 to 859.0 million as of December 31, 2010, representing a CAGR of 16.9%. The number of Chinese mobile Internet users reached approximately 302.7 million as of December 31, 2010, a significant increase from approximately 117.6 million and from approximately 233.4 million as of December 2008 and 2009, respectively, according to CNNIC.

Online Video in China

China’s online video industry is still in the early stages of development and continues to evolve rapidly as an increasing number of users are seeking more control of their media viewing experience. Rather than passively receiving video content through traditional forms of content delivery such as television, today’s online users turn to the Internet for a true on-demand viewing experience. The Internet allows users access to online video content whenever they want and wherever they are connected to the Internet, whether it be on a home computer, laptop mobile device or other Internet connected devices. In addition, China’s television industry has been characterized as having limited content choice. The Internet provides users an enhanced viewing experience through more choice, better variety and a more interactive experience through the ability to post content to various video sharing websites. According to a report commissioned by us and prepared by CR-Nielsen Information Technology Co., Ltd., or CR-Nielsen, an independent research firm, in September 2009, Chinese online video users spend 23.4 hours per week on average watching online video, which is approximately six hours more than they spend viewing television. Additionally, a CNNIC 2009 China Internet user video behavior study found that online video is the only media viewing choice for 16.4% of the total online population in China. With viewership increasingly shifting from TV to online video sites, the online video industry is becoming a more important part of the overall media structure in China.

The online video industry has experienced rapid user growth in China. According to iResearch, the total number of online video users in China was estimated to have reached approximately 309.0 million in 2009, a significant increase from 82.2 million in 2006. According to iResearch, the number of online video users is expected to grow at a CAGR of 36.3% from 2006 to 2012, driven by increasing Internet penetration rate, improving video quality and more video content being available online. The increase in Internet penetration rate has allowed China to surpass the United States, in terms of number of users: in 2009, China was estimated to have approximately two times the number of online video users as the United States, according to iResearch.

The table below sets forth the number of online video users in China for the periods indicated and the expected CAGR from 2006 to 2012.

	2006	2007	2008	2009	2010	2011	2012	06 - 12 CAGR
Online video users (in millions)	82.2	161.5	234.0	309.0	394.0	465.0	527.0	36.3%

Source: iResearch China Online Video Research Report (2008- 2009), iResearch. “Online video users” refers to individuals who visited an online video website at least once in the preceding six months.

The strong growth of the online video industry in China is causing advertisers to devote a larger percentage of their overall marketing budgets to this form of online media. Advertisers are recognizing the importance of online video advertising as a major part of their total online advertising strategy. According to the survey by iResearch on 17 major advertisers’ online advertising spending in China, total online video advertising spending increased by over 335.4% in 2009. Online video advertising provides a strong value proposition for advertisers as rapid user growth has allowed for broad user coverage during advertising campaigns. In addition, advertisers are able to effectively market to specific user groups by content and geography through recent innovations in online advertising targeting. As a result, the online video industry is one of the fastest growing segments in online advertising, with a CAGR of 138.7% from 2006 to 2009, and is expected to grow at a CAGR of 76.2% from 2009 to 2013, according to iResearch.

According to iResearch, online video industry advertising revenues in China are expected to reach approximately RMB5.4 billion in 2011, representing an increase of approximately 285.7% from revenues of RMB1.4 billion in 2009, and approximately RMB13.1 billion in 2013. The table below sets forth the online video industry advertising revenues in China for the periods indicated.

	2006	2007	2008	2009	2010	2011	2012	2013
Online video industry advertising revenues (in RMB billions)	0.1	0.3	0.6	1.4	2.9	5.4	8.6	13.1

Source: iResearch

Key Characteristics of the Online Video Industry in China

Viewers’ demand for broad content options

Historically, entertainment content development has been highly dependent on the television and movie industries. In recent years, young producers have started utilizing the Internet to build their content portfolio, gain recognition and tap into commercial opportunities that were previously only available to sizeable television or movie production companies. The Internet and online video in China have enabled more content options to viewers. Additionally, the recent adoption of high-definition online video by the industry has created additional user stickiness by providing a format that rivals the viewing quality of television programming. However, as

China’s online video industry is still in its early stages of development, a broad array of quality content options is critical in order to continue to increase user traffic.

Attractive demographic profile of user base

The younger generation in China is shifting to online video as their default form of media and content delivery. According to statistics from the China Marketing and Media Study, or the CMMS, a marketing and media database, China’s TV audience watching TV for more than four hours per day is aging from an average age of 39.9 years in 2007 to 41.5 years in 2009. TV is losing market share in the age groups under 34 from 35.8% in 2007 down to 30.4% in 2009. In contrast, 72.3% of the online video audience using Internet for more than 10 hours per week was under age 34 in 2009. We believe younger audiences tend to be more attracted to differentiated programming than what was historically available on most traditional media in China. The attractive audience profile of users of online video websites provides compelling opportunities to advertisers, as this demographic includes some of the highest value customers to international and domestic brands.

Cost effective marketing medium for advertisers

The large number of online video users provides advertisers in China with multiple opportunities for customer behavioral analysis and customer targeting. At the same time, the low operating cost, precision in targeting users and measurable marketing effectiveness have attracted advertisers’ attention and recognition. Advertisements placed on online video websites can reach consumers at a lower cost than most mass media advertising, such as television. To capture the attention of China’s increasing internet users, we believe advertisers are increasingly willing to allocate a larger portion of their advertising budgets from traditional media to new media formats such as online video.

Maintenance of effective technology for copyright protection and legal compliance

Piracy activities of Internet users, including posting and providing links to copyright infringing content, are relatively common in China. It is critical for online video companies operating in China to have state of the art content filtering and content screening technology that allows for quick removal of content that may be protected by copyright or in violation of PRC laws and regulations. It is also important for online video websites to have in place user agreements and policies that prohibit users from uploading infringing or other inappropriate video content. By having systems in place that limit uploading infringing content, online video companies can mitigate piracy concerns and further strengthen their relationships with content providers.

BUSINESS

Our Business

We are a leading online video company in China. Our “Tudou” brand is the most valuable online video brand in China, according to the Sinomonitor Report. Our website, Tudou.com, is named by the Sinomonitor report as the most favored and recommended online video website by online video users in China. We believe we are the first online video site launched in China, and our Tudou.com website provides a robust online platform for Chinese Internet users to upload, watch and share videos via the Internet. By leveraging our leading industry position and recognizable and valuable brand, we have established a large and highly engaged user community. Our registered users increased from 16.3 million as of December 31, 2007 to 56.4 million as of December 31, 2009 and further to 78.2 million as of December 31, 2010. Our average number of new video clips uploaded daily increased from approximately 16,000 in 2007 to approximately 29,000 in 2009 and further to approximately 40,000 in 2010.

We provide a truly on-demand and interactive viewing experience where our users can find content they want to view, share content they create and connect with other users on our platform. We offer a comprehensive selection of unique and entertaining content including UGC, premium licensed content and in-house developed content. Our extensive content library is designed to meet our users’ diverse viewing needs spanning genres from entertainment and animation to finance and music. We released our first “Made-for-Internet” in-house production, That Love Comes, in November 2010 and our second production, Utopia Office, in April 2011. Our website allows our users to watch, upload, rate, comment on and recommend videos, creating a highly engaging and interactive experience. The volume and quality of our unique content, combined with our enjoyable user experience, have allowed us to establish a large user base, consisting primarily of the young, urban, affluent and educated demographic group that is particularly attractive to advertisers.

We have focused on developing our online platform to provide what we believe is the best user experience in the online video industry in China. We have developed a user friendly and interactive interface that provides our users with a superior viewing experience. Additionally, we have created rich community features to enhance our users’ experience. We encourage the creativity of our user community through signature industry events such as the Tudou Video Festival, through talent development initiatives and by providing monetary incentives to producers of our most viewed UGCs. To ensure an enjoyable user experience, we have built a robust technology platform, with access to over 4,000 servers across China, which is optimized for the delivery of online video content and which focuses on stability, scalability and flexibility.

Online video and online advertising have grown rapidly in China in recent years as a result of positive macroeconomic trends, increasing Internet penetration rates and the continuing acceptance of the Internet as a critical channel for advertisers’ marketing strategies. In addition, people are increasingly seeking alternatives to traditional television to have more control over their media viewing experience. Content portability is also becoming increasingly important as users want to have the option to access video and other content on their mobile phones and other Internet-enabled devices. We believe we are well positioned to capitalize on these positive industry trends.

We generate revenues primarily by delivering online advertising services. We provide advertising services primarily through our Tudou.com website in various formats, including pre-roll or post-roll video advertisements, in-roll logos, background advertisements, banners, buttons, links and stream advertisements. In addition, we provide innovative and differentiated online advertising service, including event sponsorships, interactive advertising and the opportunities to purchase advertising embedded in our in-house developed content.

We also began generating revenues in January 2010 from our mobile video services that we provide primarily through a channel on China Mobile’s wireless video platform, which had an aggregate of approximately 15.8 million users with a total of approximately 27.7 million clip views in 2010. Through our agreement with China Mobile, we select and provide video programs based on our assessment of mobile user preferences. Users pay a monthly subscription fee for access to our video channel or pay on a per-clip basis, and we share the fees for such services with China Mobile.

Since we launched our online video platform in April 2005, our business has grown substantially. As is customary in the advertising industry in China, we typically enter into advertising contracts with third-party advertising agencies. We pay agency fees to third-party advertising agencies that purchase our advertising services and recognize revenues net of these agency fees. Our net revenues are net of sales taxes. Our net revenues increased from RMB26.2 million in 2008 to RMB89.1 million in 2009 and to RMB286.3 million (US$43.4 million) in 2010, representing a compounded annual growth rate, or CAGR, of 121.8% over the three-year period. Our net loss was RMB212.6 million, RMB144.8 million and RMB347.4 million (US$52.6 million) in 2008, 2009 and 2010, respectively. Our adjusted net loss, a non-GAAP financial measure, which excludes the impact of non-cash items including share-based compensation, beneficial conversion charge on convertible loan and fair value changes in warrant liabilities from our net loss, was RMB201.3 million, RMB133.3 million and RMB107.2 million (US$16.2 million) in 2008, 2009 and 2010, respectively. For a reconciliation of our net loss to our adjusted net loss, see footnote 2 on page 11 of this prospectus.

Our Strengths

We believe that the following competitive strengths enable us to compete effectively and to capitalize on the rapid growth in the online video industry in China:

Leading online video brand in China

According to the Sinomonitor Report, our “Tudou” brand is the most valuable online video brand in China, and our website, Tudou.com, is the most favored and recommended online video website in China. We ranked as No. 15 of “The Digital 100: The World’s Most Valuable Startups” in 2010, by Silicon Alley Insider, a leading online business news site. Our ranking was the highest among online video websites in China, and was higher than that of Hulu.com, an internationally acclaimed online video site. Leveraging our leading brand and market position, we have successfully built an online video community where users can find what they want to watch, share what they create and connect with like-minded users. This has allowed us to build a large and connected audience and an extensive library of content developed by our users, our content partners and our in-house program development team.

Our strong network of active viewers and our creative community of video producers, editors and script writers associate our brand with innovation, creativity and entertainment. We have built and strengthened our brand through unique and first-of-a-kind initiatives in China, including our Tudou Video Festival, and our integrated marketing programs that have created campaigns such as the “Internet Millionaire” competition for Nokia. These initiatives have allowed us to not only further our leadership position in the online video industry in China, but also attract a highly desirable network of young, urban, affluent and educated users in China.

Our brand has become associated with innovative content and our website is associated with unique features and functionality. This has allowed us to pursue strategies to acquire and distribute content, including producing programs in-house specifically for our network of users, procuring premium licensed video content, expanding our delivery channels to include mobile devices, and offering functionality such as playlists, recommendations and channels that enhances our users’ experience.

Unique and diverse selection of content

We provide a truly on-demand and interactive viewing experience where our users can find content they want to view, share content they create and connect with other users on our platform. We offer a comprehensive selection of unique and entertaining content including UGC, premium licensed content and in-house developed content. Our extensive content library is designed to meet our users’ diverse viewing needs spanning genres from entertainment and animation to finance and music. According to the Sinomonitor Report, in a survey conducted in the third quarter of 2010 among approximately 1,000 visitors to online video websites, or the Sinomonitor Survey, most of the visitors visited Tudou.com for its diversified selection of content, such as UGC, TV series/movies, fun and entertainment, breaking news and cartoon/games, etc.

We believe that we have one of the largest libraries of UGC in China with more than 39.7 million video clips as of December 31, 2010, growing by an average of approximately 40,000 new video clips being uploaded each day in 2010. According to the Sinomonitor Survey, Tudou.com is the preferred online video site for UGC due to its breadth and depth of the content available to users. We provide a popular outlet for independent video production talents in China to showcase their creative video content to our highly engaged network of users, which ensures our UGC library is extensive and growing with both high-quality and innovative content. According to the Sinomonitor Survey, Tudou.com is the preferred online video site for creative and unique UGC.

We provide premium licensed content based on our analysis of users’ preferences and tastes to expand our network of users and traffic to our website. We have collaborated with over 40 content licensors, including leading Chinese language media companies such as CCTV, China International Television Corporation, Shanghai Media Group, SETTV from Taiwan, as well as distributors of international broadcasters such as SBS and MBC from South Korea. According to the Sinomonitor Survey, Tudou.com is the top choice for users to watch premium licensed content.

We are also investing in, developing and producing “Made-for-Internet” drama series, under our innovative “Orange Box” program. Our first “Made-for-Internet” in-house production, That Love Comes, was released in November 2010 on our online video platform, receiving over 40 million user views as of December 31, 2010, which we believe is a testament to the effectiveness of our “Orange Box” program. We launched our second in-house production, Utopia Office, in April 2011. Through in-house content production, we are able to develop programming that is tailored specifically to our users’ preferences and provide in-program branding opportunities for advertisers. For example, we conducted in-program promotions for Nokia in our latest “Made-for-Internet” drama series, Utopia Office. We possess in-house capabilities for the key video production processes from concept generation to scriptwriting and project management. In addition, by providing participation opportunities to our creative community of video producers, editors and script writers, we are able to further enhance user loyalty and foster the development of independent video production talent in China.

Highly engaged user community

Since our launch in April 2005, we have worked extensively to provide a superior experience to our user community, through which we are able to engage our network of users in uploading extensive content, in frequently visiting our website, and in facilitating online interaction through commenting on and recommending video clips. We have also made our content available through China Mobile’s wireless video platform, thus offering mobile users access to our video platform. Through providing a highly compelling user experience, we are able to attract young, highly educated and more brand conscious viewers that have the most appealing demographic characteristics to our advertisers.

We work to encourage the creativity of our user community. Through signature industry events such as the Tudou Video Festival, we support and encourage our users to submit and showcase their video productions. We incentivize our users to submit their work by providing monetary reward opportunities to our most viewed UGC producers and have contracts with over 100 UGC producers across the country.

We conduct sophisticated statistical analyses to better understand our viewers’ preferences and habits, which helps us to license third-party content and develop in-house content that meets their demands. In addition, we are constantly improving the content and presentation of our programming, based on user preference and trend information available to us.

Compelling solutions for advertisers

We offer a wide selection of advertising services in various formats, including pre-roll or post-roll video advertisements, in-roll logos, banners, buttons, links and stream advertising. We continue to launch innovative services for our advertisers such as background advertisements, which most of our competitors do not offer. We have also launched in-program advertising embedded in our “Made for Internet” original programming. In addition, we provide the opportunity for advertisers to work with some of the most innovative members of our user community and allow them to collaborate on developing targeted and effective advertisements to deliver to our users. Our website allows advertisers to target our users in specified geographic regions or interested in specific content, thus enhancing advertising efficiency and providing our advertisers with a higher return on their marketing expenditures by optimizing not only the placement of their advertisements but also through the format and context in which their advertisements are offered to our users. We also apply analytical tools to measure campaign performance for advertisers to evaluate and improve the effectiveness of advertising campaigns.

Our effective and innovative services for advertisers have allowed us to attract and retain a high-quality network of global and domestic brands and leading advertising agencies. The number of our advertisers has grown from 63 in 2007 to 512 in 2010.

Robust technology platform

We possess a robust technology platform that is optimized for the delivery of our online video content, which we designed to be reliable, scalable, flexible and cost effective. This platform allows us to deliver high definition online videos to our users. Our website also has a series of user-friendly functions such as search tools and recommendations which are supported by our advanced technology. We have invested significant resources in our CDN, which is focused on connection and server capability of single points and serves to reduce the load on a network of over 4,000 servers to which we have access. Our CDN can transfer work from an overloaded server to a server that has capacity which improves both reliability and flexibility of our technology platform. To operate our CDN cost effectively, our CDN components are strategically deployed in the cities where there is bandwidth with consistent quality at lower costs. In addition, our innovative “Fast Tudou” software further acts to reduce stress and bottlenecks within our network by functioning as a P2P content delivery system. This software allows us to not only improve the display speed of our content for users, but also helps us to manage and control our bandwidth costs. We believe our scalable technology architecture will allow for expanding bandwidth cost-efficiently in the future to provide an enhanced user experience as we grow our user base and content library.

Experienced management team with significant Internet and advertising industry expertise

We have a strong and experienced management team that possesses intimate knowledge of the online video and advertising industries in China. In particular, our founder, chairman and chief executive officer, Mr. Gary Wei Wang, has over seven years of experience in China’s media and advertising industry. Mr. Wang is a pioneer in the online video industry and has developed close relationships with advertising agencies and advertisers, media companies and independent content producers in China. With comprehensive industry experiences, our management team has guided the evolution of our business model in the rapidly changing online video industry and the establishment of our collaboration with industry participants.

In addition, our content production team has significant expertise in program development. It has developed and executed upon our in-house content strategy and implemented our unique and innovative UGC talent development and training programs. Our sales and marketing team has established a strong reputation for effectively planning, creating, managing and executing complex and unique advertising campaigns for advertisers. We believe the strength and experience of our management, content production and sales and marketing teams have enabled us to expand our advertiser base, enhance our reputation in the industry and build up an active user community.

Our Strategies

Our objective is to strengthen our leading position in the online video industry and to establish Tudou as a leading media company in China. We intend to achieve this objective by pursuing the following strategies:

Strengthen our leading brand

We intend to continue to strengthen and build our leading brand by investing in and developing new initiatives which we believe will further connect us to our network of users. We plan to target our initiatives at enhancing our users’ ability to develop innovative and differentiated content, to share what they create and to further connect them with other like-minded users. We plan to continue to work to develop the artistic skills of our user community through promoting event sponsoring programs and providing our most creative UGC producers with more monetary reward opportunities. By providing creative UGC producers with more chances to showcase their innovative content, we believe that we will be able to nurture their talent, inspire more creative work and increase their engagement on our website. We intend to innovate and develop new features and functionality on our online video platform to promote and to enhance user connectivity on our online video platform.

Furthermore, we plan to enhance our brand awareness through our efforts to enhance our content offering, improve our website features and functionality and technology platform. We believe these initiatives will enhance our user experience and perception of our brand among our current and new users.

Enhance our content offering

We intend to continue to promote the development of UGC that is creative, unique and differentiated for our network of users. We also plan to continue to acquire premium licensed content and form new partnerships with leading Chinese language media companies and international broadcasters. We plan to continue to analyze and utilize user data to acquire additional content that appeals to our user community, and expand our in-house capabilities to develop, and create cutting edge content such as our “Made for Internet” drama series under our innovative “Orange Box” program. We strive to further develop our in-house capabilities by adding more creative script writers and talented film editors. We believe our ability to offer broad, appealing and entertaining content that meets our user community’s diverse interests will continue to drive the growth of our user base.

In addition, we intend to focus on providing a more personalized and interactive experience to our users. We are currently developing initiatives that will allow our users to feel more engaged with our unique and differentiated content offering. For example, during live concerts that are broadcast on our website, we are providing new opportunities such as online chats for our users to interact with the composers, players and other users that are viewing the live broadcast. We are also creating new ways and formats in which our content is presented to generate a more personalized user experience. We believe this will not only enhance our users’ experiences but also improve the connectivity and interactivity of our user community.

Deepen our relationships with advertisers

We intend to remain focused on deepening our relationships with our current advertiser base and attracting new domestic and international advertisers to our online video website. We plan to continue to demonstrate to new and existing advertisers the targeting ability and effectiveness of our online video platform in comparison to traditional media such as television. We also plan to work with advertisers to optimize and evaluate the effectiveness of their campaigns with our user data analysis and other measurable statistics. In addition, we will further emphasize to prospective advertisers the benefits of our online video platform, including our large base of young and educated users and the significant growth potential of the online video industry.

We plan to expand our sales and marketing team to strengthen our relationships with existing advertisers and to penetrate new accounts. We also plan to broaden our sales coverage to include more cities in China as we look to expand the number of our domestic advertisers. In addition, we intend to invest in developing new advertising offerings and formats for our advertisers so they can optimize the impact and return of their online video advertising expenditures. We are creating more tailor-made advertising opportunities such as product placements within our “Made for Internet” original programming and innovative sponsorship opportunities, building upon the success of our “Internet Millionaire” campaign for Nokia.

Expand the distribution channels for our content

We intend to continue to develop solutions to further expand the distribution channels of our content, such as extending our service coverage to mobile devices and other connected devices. We believe this will allow us to reach a broader audience, to enhance user convenience, and to broaden our revenue streams and develop a further diversified financial model. In addition, we plan to continue to invest in expanding our content offering to new distribution platforms. We believe this will be able to further grow our user base and enhance our value proposition to existing and potential advertisers.

We intend to continue to work with China Mobile to promote our mobile video content and increase the number of subscribers with access to our mobile video services. We also aim to collaborate with other telecommunications operators in China to distribute our content via wireless network and also with mobile phone manufacturers to install our software for wireless access to our video content.

Further invest in developing our technology platform

Increasing video content delivery speed, improving video resolution and enhancing our user interface are key to retaining and growing our network of users. We intend to further develop our technology platform to deliver a better viewing experience to our user community. At the same time, we also plan to continue to procure Internet bandwidth in a cost-effective manner by capitalizing on our economies of scale, our optimal use of Internet bandwidth and the increased usage of our innovative “Fast Tudou”, P2P application software. We plan to continue to expand our Internet bandwidth capacity by locating our content delivery network nodes in locations offering consistent connection speeds at low cost.

We strive to continue to introduce new features which we believe improve the experience of our users such as alerts, rankings and interoperability with third party websites. In addition, we intend to seek to develop and enable more cross platform services and applications and increase the amount of content that can be viewed on mobile and other Internet-enabled devices that are gaining increasing market acceptance in China.

Our Video Platform

Our Website

Our Tudou.com website provides an online platform that allows users to upload, share, watch, rate and comment on videos. We launched our site in April 2005, and we believe Tudou.com was the first online video site launched in China. Since then, we have been expanding our services available to Internet users. The number of average new video clips uploaded each day increased from approximately 23,000 in 2008 to approximately 29,000 in 2009 and approximately 40,000 in 2010. As of December 31, 2010, our Tudou.com website offered more than 39.7 million video clips.

We strive to provide a superior viewing experience to our users which is supported by our advanced technology. We are able to offer high definition quality content. In addition, we provide “full screen/normal screen” viewing options, and offer “light on/light off” features which allow users to switch between white and black backgrounds when watching a video clip, just as they may turn on or turn off the light when watching a traditional television program or film at home.

We believe our Tudou.com website also provides a highly engaging and interactive experience supported by a series of user-friendly functions not available with traditional television. In order to help users easily find their preferred content, videos available on our website are categorized into channels and sub-channels. We provide a selection of search tools to help users locate a desired video clip based on our channels, sub-channels and keywords. We also offer a search history list for frequent visitors to help them quickly locate recently viewed video clips. We customize our homepage by recommending selected video clips to users from a specific geographic area based on data about preferences of the users’ region. The most viewed videos are also recommended to users on the “Top 10” list on our website as well as on the individual page of each channel. Once a program is selected and viewed by a user, our website will present to such user all related video clips that he or she may be interested in. Users may create a playlist based on their preferences so that the preferred video will be broadcast continuously. Registered visitors may upload video chips easily to our website and make comments under each video clip to share their opinions. We believe all these features help provide an enhanced user experience and reinforce user loyalty. As a result, our registered users increased from 16.3 million as of December 31, 2007 to 56.4 million as of December 31, 2009 and further to 78.2 million as of December 31, 2010.

Mobile Platform

In January 2010, we extended our platform to be available to mobile users in China through a video channel China Mobile. China Mobile’s mobile phone customers with Internet access may subscribe for the services and will have access, through their mobile phones, to the video programs we have uploaded onto the channel. In 2010, our channel had an aggregate of approximately 15.8 million users with a total of approximately 27.7 million video clip views.

We generally select UGC video programs that are accessible to mobile phone users based on our analysis of users’ preferences and tastes. China Mobile can also introduce third-party content for us to integrate into our selected programs. The agreement with China Mobile has a one-year term originally expiring on November 1, 2010. We have agreed not to enter into similar arrangements with other telecommunications operators during the term of the agreement. We have renewed this agreement for another year ending November 1, 2011.

To promote these services, we have agreed with certain major mobile handset manufacturers, such as Blackberry, Motorola, Nokia and Samsung, and handset design houses, to install a mobile application software we have developed onto their mobile handsets. Such installation will allow mobile users to easily access video programs on our channel in China Mobile’s wireless video platform. We also collaborate with mobile application store operators to include access to our channel in their application stores.

In September 2010, China Mobile rolled out the 2010 “G-Snap!” mobile video competition nationwide in cooperation with us and other online video companies, soliciting the best UGC videos among its over 800 million mobile users. Mobile users may upload the UGC they produced to our website through software installed in their mobile handsets. A total of approximately 5,700 UGC video clips were uploaded to our website during this campaign.

Our Content

We offer three categories of content, namely UGC, premium licensed content we license from third parties, and content we produce in-house.

UGC

Our website allows Internet users to easily upload, watch and share UGC video clips. As our slogan says, “everyone is a director of life.” Video production processes have become easier and less expensive through using simple and affordable hardware such as digital camcorders and mobile devices with video camera, as well as software such as desktop editing software suites. Video production is no longer the sole domain of professionals in China, but can be done by anyone, ranging from amateurs to professionals. We offer creative talents, particularly the younger Chinese generation, outlets for artistic expression outside the traditional mainstream content formats such as television.

When we first launched our website in April 2005 and during the first two years of our operations, almost all of our content was UGC. Our UGC has experienced rapid growth in terms of not only the number of registered users who upload video clips produced or aggregated by themselves, but also the number and varieties of video clips uploaded every day and the number of daily video views. In 2010, an average of over 40,000 new user-generated video clips were uploaded to our website each day, covering a wide range of subject matters from entertainment to sports, finance, music and beyond. The quality and length of UGC video vary from clip to clip, ranging from creative longer films with higher video quality made by experienced producers with professional equipment to shorter lower quality videos made by amateurs using mobile phones with a video camera function. UGC is well embraced by Internet users, particularly young Internet users, given its sharing and interactive qualities.

UGC Support Programs

It is essential for us to continue to get our network of users to upload UGC. Therefore, we encourage and facilitate creative UGC talents through various initiatives, including event sponsoring programs, talent development and monetary reward programs.

One of these key initiatives is our annual Tudou Video Festival, which was launched in 2008. In cooperation with China Film Group Corporation, one of the largest comprehensive film producers in China, we launched the Tudou Video Festival in 2008, which has become highly regarded by film industry participants including filmmakers, directors, actresses and actors. The Tudou Video Festival has also become a recognized event for ambitious video enthusiasts, brands and media. Our first three festivals received approximately 300, 1,900 and 5,600 clips submitted by participants, which have resulted in an aggregate of approximately 20 million, 100 million and 150 million clip views during the respective festivals. Most of attendants were animators and amateur videographers from all around China, mostly in their mid-to-late-20s, who showcased their work. At our third annual Tudou Video Festival held in Beijing in April 2010, approximately 1,500 participants attended the final award ceremony, including aspiring filmmakers, directors, actresses and actors. We believe that the annual Tudou Video Festival has now become a signature event in the online video industry in China.

We also organize other activities to reward talented UGC producers. For example, we hold online premieres for selected UGC producers to reinforce the loyalty of talented producers to our website. For premieres, the selected UGC will be placed prominently on our website displayed with photos and introductory materials of their creators. In cooperation with China Film Group Corporation, we sponsored the production of “Mr. Lei”, an Internet drama directed by a talented UGC producer.

We provide selected high-traffic UGC producers monetary rewards to encourage their creativity. Through our “Doujiao” project, we have entered into contracts to offer monetary rewards to over 100 UGC producers, most of whom are individuals or studio teams. We plan to enter into more contracts with producers of UGC generating high traffic to further incentivize certain producers to continue to generate popular UGC. We have also introduced certain creative, high-quality UGC to advertisers directly to create revenue-generating opportunities for our UGC producers.

UGC Uploading and Filtering

To upload video clips to our site, users must first register with us and accept our user agreement to get a user name and a password. We may in our own discretion terminate the registration of any user or remove content uploaded by any user. Pursuant to our user agreement, our users represent to us that they hold the copyright or license to upload their content on our website and to authorize us to use such content, and grant to us a permanent world-wide royalty-free and transferable non-exclusive license to distribute, transmit and display such content. In addition, we have the right to reproduce, publish, distribute or use such content in our discretion. Pursuant to our copyright policy, which constitutes a part of the user agreement, copyright owners may search for and identify infringing content in our content library, and send us a written notice requesting removal along with a proof of copyright ownership. Generally, we will remove such content in due course after we receive the removal notice, and at the same time send the removal notice to the provider of the subject content. The content provider may send us a rebuttal notice if they believe that their content has not infringed any copyrights. We may re-upload such content after we receive such rebuttal notice along with a proof of copyright ownership. We will not accept the removal notice the copyright claimer re-sends after we re-upload such content. As part of our copyright protection policy, we may remove any content when we have reason to believe that such content appears to have infringed upon any third-party’s copyright. In addition, we have implemented a video fingerprint system to identify and remove infringing content uploaded on our website. This system compares newly uploaded videos with fingerprint trails of copyrighted videos in our system and enables us to filter out infringing content matching copyrighted content in our system.

To comply with the PRC regulatory requirements on Internet content, we have a filtering system that seeks to identify and remove Chinese language illegal video content. We have developed a digital audio and video identification system, which codes video clips based on audio and video components and can identify video clips with codes similar to those in our own in-house “black list” of content. Encoding video clips automates the process of determining whether video content matches the black list, and therefore, enables us to detect and filter out certain Chinese language illegal content. To the extent any illegal content is not identified or removed during this initial automatic identification and removal stage, our dedicated team of over 80 employees physically screens uploaded content against our black list. We believe our filtering mechanism enables us to identify and remove a substantial amount of the illegal Chinese language content before it is posted to our website.

After receiving notice from copyright owners and licensees, we also update our black list by adding notified copyrighted content, and remove any UGC we identify as matching the listed items. We have also set up screening processes to try to filter out popular movie titles currently featured in Chinese cinema. Illegal and infringing content that has been removed from our website will be added to our black list for filtering. However, given the volume of UGC uploaded every day, some UGC might be uploaded without the permission of the copyright owner of the content. Therefore, copyright infringement issues and lawsuits may result from UGC. See “Risk Factors—Risks Relating to Our Business and Our Industry—We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website, which claims could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.”

Premium Licensed Content

Procuring premium licensed content is another important means for us to diversify our content offering. Currently, our licensed content mainly includes TV series, movies and variety shows. During the three years ended December 31, 2009, we obtained licenses for more than 830 TV episodes and 240 movies. In 2010, we obtained licenses for more than 1,360 TV episodes, 1,180 movies and 180 variety shows. We believe that licensing copyrighted premium content will help increase user traffic, enable us to maintain the favorable demographics of our user base and increase our advertising revenues.

Our content partners include leading Chinese language media companies across China, such as CCTV, China International Television Corporation, Shanghai Media Group, TVB, a leading Hong Kong television network, and SETTV, a Taiwanese television network. We have also obtained licenses from distributors of international content providers such as SBS and MBC, two major South Korean television networks. Under our license agreements with our content providers, we usually pay for the license in advance or in installments for one of three types of licenses: (i) non-exclusive webcasting rights, (ii) non-exclusive webcasting rights with a guarantee that certain competitors will not receive the same license, or (iii) webcasting rights with a limited exclusive period. We are generally not allowed to alter or distort the licensed content without the licensors’ prior consent. Content usually may only be webcasted in mainland China. Content licensed on a non-exclusive basis may not be sublicensed to third parties. The content provider must ensure that it has the right to, or the license of, the content they provide to our site and ensure that such content will not infringe third parties’ rights.

Our content acquisition and licensing strategy focuses on content that is appealing to Internet users between the ages of 18 and 35, as this demographic typically commands higher advertising value. As part of our content procurement strategy, we strive to optimize the return on our licensing expenditures. Before making a decision on content procurement, we will analyze the prospective user traffic and adverting opportunities presented by the content versus the licensing cost. For example, the licensing cost of a popular TV series with many episodes may be similar to that of a hit movie. In such case, we will prefer acquiring license for the TV series, which has a higher likelihood of driving serialized viewing, and presents greater advertising opportunities due to its multi-clip viewing compared to a one-clip movie. In addition, we predict user traffic based on a series of sophisticated criteria, including the storylines and actors and actresses of the TV episodes or movies, as well as latest user preferences and market trends.

In-house Developed Content

We began developing our original programming in 2009, and plan to continue to produce, distribute and monetize in-house developed online video content. Our in-house developed content includes various segments, such as daily or weekly short features, reality shows, interviews on various topics, as well as shows on auto reviews and lifestyle trends. We determine the types of content to be produced generally based on our assessment of users’ preferences and trends information we gather from analyzing user data collected through our video platform.

We believe that in-house produced content helps strengthen our leading brand, user perception of our creativity and increases the traffic of users, particularly younger viewers between the ages of 18 and 35. In May 2010, we launched “Orange Box,” a program we designed as an important part of our content production strategy. Pursuant to the program, we intend to produce at least two major “Made-for-Internet” drama series every year with the particular types of drama series being determined or selected pursuant to users’ preferences. In October 2010, we launched our first “Made-for-Internet” drama series, That Love Comes, on our website, which received over 40 million user views by December 31, 2010. In April 2011, we launched our second drama series, Utopia Office, on our website. At the same time, we also launched “Warehouse No. 6” program, a talent recruitment program designed for selecting and recruiting talents for our in-house content production, including actors, actresses, directors, screenwriters, editors and producers. One of our content production principles is to produce and provide content that is “Of the Web, By the Web, For the Web.”

We possess in-house capabilities for substantially all video production processes including concept generation, scriptwriting, casting, filming and editing. As part of our video program production strategy, we focus on controlling key aspects of the production process, such as scriptwriting, director and actor selection, content and project management. Meanwhile, we typically outsource other parts of our in-house production process to take advantage of talents of local production teams and their relatively low production costs. We also believe that our in-house developed content provides us with an attractive return on content production as some of this content can achieve a large number of clip views at low costs.

In addition, we collaborate with other production studios. For instance, in May 2010, we entered into a production and distribution partnership agreement with Shanghai Haochuan Business Consulting Co., Limited, or Haochuan, a television program production company associated with Taiwan SETTV Station. Pursuant to the agreement, we will cooperate with Haochuan on screenplay development, production and distribution. We believe our in-house content production presents us with opportunities to deepen our cooperation with other content providers and content distributors, such as television networks.

Our User Base

We have accumulated an extensive user base for our video platform. A visitor to Tudou.com becomes a registered user by creating an account with our website. To create an account, a visitor follows certain registration steps, including creating a user name and password and accepting our standard user agreement. Our registered users increased from 16.3 million as of December 31, 2007 to 56.4 million as of December 31, 2009 and further to 78.2 million as of December 31, 2010. Our user base has increased significantly primarily due to our ability to consistently provide appealing video content to users and our enhanced brand awareness. As the number of our users grows, the resulting network effect in turn attracts more users to join our established user community.

Since our inception, we have built up a valuable user base consisting primarily of young urban educated users, between ages 18 and 35, which is a particularly attractive demographic to advertisers. According to the Sinomonitor Report, visitors to Tudou.com have higher income, better education and are younger than viewers of major TV networks in China. According to Sinomonitor, approximately 69.0% of our total visitors over the same period, were between age 18 and 35; and approximately 90.2% of our total visitors in 2009 had senior high school, college or higher education. Even for the same broadcasting program, the online video viewer demographic tends to be younger than that of for instance, traditional TV. According to a survey conducted by CR-Nielsen and commissioned by us, approximately 90% of the viewers who watched on Tudou.com in early 2009 “Soldiers and Their Commanders ( ),” a popular Chinese TV series, were under 34 years of age; whereas, according to CSM Media Research, approximately 58.5% of the television viewers who watched the same series through four provincial satellite TV channels in March 2009 were 35 years old or older. Online viewers in China also represent a more affluent and better educated population segment in China. We have tracked and maintained extensive user data, including their viewing history and information voluntarily provided by registered users. We apply sophisticated statistical tools to analyze user data, to better understand users’ viewing preference and habits. This greatly facilitates our prediction of user demand for video clips, which helps guide our copyright procurement and in-house content production efforts. We are constantly improving the content and presentation of our programming, utilizing user preference and trend information we gathered from analyzing user data collected through our video platform. When making purchase decisions on digital cameras, laptops and automobiles, users of our website have ranked brand as one of their key decision factors, according to the Sinomonitor Report.

In order to expand our user base, we cooperate with well-known Chinese online community websites. Users of these websites may recommend to each other video clips on Tudou.com, which we believe helps enhance our user traffic.

Our call center and website service representatives provide assistance to our users. Our service representatives are trained to address user inquires and resolve user complaints. We ensure service quality by placing emphasis on personnel selection and regularly monitoring the performance of our representatives. Each representative has to complete a specified amount of mandatory training sessions every month, conducted by experienced managers on website knowledge, service attitude, complaint handling and communication skills, among others.

Advertising Services and Advertisers

We aim to provide the most efficient and effective marketing services for our advertisers. Our advertising platform offers innovative Internet marketing services that enable users to interact with our advertisers’ brands and also provides valuable insights to our advertisers about their customer base. Our knowledge of our users’ preferences enables advertisers to reach their desired audience by placing advertising in a variety of placement formats. Our targeted advertising services include:

•	geographically-targeted advertisements, which are delivered only to viewers with IP addresses in specified regions; and

•	content-targeted advertisements, which are delivered only before, during or after specified content. Advertisers may specify content based on our channels, sub-channels, programs or theme of content.

We have an advertising tracking system which records and maintains the traffic statistics and other data relating to the effectiveness of advertisements. After the broadcasting of an advertiser’s advertisement, we will provide them with a report of advertising effectiveness either prepared in-house or by an independent research firm upon their request.

Our Advertising Services

Our advertising services allow advertisers to display their advertisements in different placement formats to optimize their performance against their marketing objectives. Our advertising products include:

•	pre-roll or post-roll video screen advertisements that appear on-screen before or after a user selects a video, which is typically a 5-, 15- or 30-second slot,

•	in-roll logos placed on a selected video,

•	background advertisements that appear behind a selected video screen concurrently with a user viewing a video,

•	banners, buttons, links and stream advertisements placed at various areas of our Tudou.com website, and

•	sponsorship right to select events.

We offer advertisements with impressive visual effects such as background advertisements, which most of our key competitors do not offer. We offer tailor-made advertising services, helping advertisers deliver their advertising messages cost-effectively to their targeted audience. We also offer integrated advertising plans to our advertisers. For example, in June 2009, we launched the “Internet Millionaire” competition program together with Nokia, specifically designed to promote Nokia’s new mobile phone N97 with Internet access. Anyone with a mobile phone that had Internet access could register to compete for the RMB1,000,000 award and become an “Internet Millionaire.” Over 520,000 people registered to participate in this three-month competition. The final competition in September 2009 broadcast live by Tudou.com was viewed by over 7.6 million unique users. The overall competition attracted an aggregate of over 68 million viewers, which set a new record for the online video industry in China. In March 2010, we launched a “Win Gold by One Smile” campaign together with Minute Maid, one of Coca-Cola’s sub-brands. The program lasted about three months. Over 10,000 people uploaded video clips, and the overall competition attracted an aggregate of over 11 million viewers.

We also offer advertisers in-program advertisements since the third quarter of 2010, which are embedded with our in-house produced content. We employ in-show promotions and place branded goods or services of our advertisers in the program without explicitly naming them as advertisers. For example, we conducted in-program promotions for Nokia in our latest “Made-for-Internet” drama series, Utopia Office. Through this approach, the audience may be more receptive to the information about an advertiser’s product or services without being aware that they are viewing advertisements.

The listing prices of our advertising services vary by, among other things, the type of advertisements, the demand of advertising services, as well as the duration of advertisements purchased. Prices for advertisements on our website are fixed under our advertisement contracts, typically at a discount to our listing prices.

Advertisers

We provided adverting services to 170, 320 and 512 advertisers in 2008, 2009 and 2010, respectively. Our high-quality delivery capabilities and customer service have earned us repeat engagements from many of our advertisers and help develop and maintain long-term relationships with them. Among our top 20 advertisers based on net revenues in 2010, eight advertisers have been working with us since 2007. Our success with our existing advertisers also provides us with strong references and validation, which help us secure new advertisers.

In 2010, the top five industries based on the revenues derived from companies in these industries advertising on our platform were food and beverage, Internet and e-commerce, electronics, online gaming and cosmetics. Net revenues generated from these industries accounted for approximately 18.8%, 12.6%, 11.5%, 10.2% and 9.1% of our total net revenues in 2010, respectively.

Sales and Marketing

We work for advertisers primarily through third-party advertising agencies. As a relatively young company, we intend to strategically leverage advertising agencies’ existing long-term relationships and network resources to increase our sales and expand our advertiser base. Therefore, we typically enter into advertising contracts with third-party advertising agencies, which represent the end-advertisers. By adopting this sales model, we are able to maintain good relationships with both the end-advertisers and the advertising agencies.

To capitalize on the market opportunity in China for online advertising, we maintain a dedicated sales team, with over 170 professionals as of December 31, 2010. Our sales team is organized by region with our main presence in Beijing, Shanghai, Guangzhou and Chengdu. We intend to broaden our sales and marketing coverage to include more cities in China as we look to expand the number of our domestic advertisers. Our experienced sales professionals use their familiarity with various categories of online video clips as well as their understanding of users’ viewing habits and preferences to design and recommend suitable advertising opportunities to advertisers and advertising agencies. For instance, capitalizing on our broadcasting rights for the 2010 FIFA World Cup, our sales professionals promoted numerous World Cup related advertising packages designed in-house to our advertisers. We offer on-the-job training to our sales force to ensure that they provide advertisers and advertising agencies with comprehensive information about our services, the advantages of using our platform as a marketing channel, and relevant information regarding the advertising and media industry. We believe our well-recognized brand and increasing acceptance of video advertising on websites have attracted a broad base of advertisers and facilitated our sales efforts.

We strive to provide advertisers with high-quality customer service. Our experienced sales professionals help advertisers to analyze their products and services for their target audiences and to structure advertising campaigns accordingly. We also purchase or commission extensive survey data and research results regarding video websites in China from reputable third-party market research firms, such as AGB Nielsen Market Media Research. We incorporate this data extensively in our presentations and proposals to advertisers. Such data helps us depict the demographics of our audience, including age, gender, education and income profiles and ratings of various programs, as well as ratings with respect to specific demographic groups. Sometimes we also purchase survey data on other media platform such as television channels. This information helps us convey the effectiveness of our advertising platform to our advertisers and potential advertisers and helps us design suitable advertising services, frequency and duration on behalf of these advertisers. This data also helps advertisers evaluate and verify the dissemination of their advertisements and the effects of them. We routinely use such data to advise advertisers with respect to their subsequent advertising campaigns with us and to make adjustments to their advertising strategy. Through communications with our advertisers and advertising agencies, we strive to enhance their awareness of the attractiveness of our advertising platform and the value of the advertising opportunities available thereon.

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through proactive public relations and various forms of advertising. We invest in a series of marketing activities and events to further strengthen our brand image and continue to grow our user base. Specifically, our sales and marketing efforts for our online video business focus on the following areas:

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Direct Advertising. We engage in direct advertising in print, radio and TV media to market and promote our online video products. Our Tudou Video Festival was also advertised on in-taxi screens in Shanghai and Guangzhou.

•

Promotional Advertising. We have organized and run a number of online promotional advertising campaigns which we believe help create brand awareness. For example, in June 2009, we launched an “Internet Millionaire” competition program together with Nokia. In addition, in March 2010, we launched a “Win Gold by One Smile” campaign together with Minute Maid, one of Coca-Cola’s sub-brands.

•

Sponsorship Events. We have sponsored promotional events or online content, such as websites that feature movies or TV series, athletic events, music awards and industry exhibitions. For instance, we have been sponsoring and organizing the annual Tudou Video Festival since 2008. We also co-sponsored the 2010 Nine-Minute Original Movie Competition.

Technology Platform

Our technology platform has been designed for reliability, scalability and flexibility and are administered by our in-house technology department. We have access to a network of over 4,000 leased and self-owned servers across China with power supply and power generator backup. We have contracts with certain top-tier vendors such as Hewlett-Packard, Dell and Cisco for warranty services for our hardware. We have developed our server operations based on LAMP structure, a solution stack of free of cost, open source and easily adaptable software, which has allowed us to lower software related investment and enhance our network reliability. This structure, along with other features described below, contributes to the reliability, scalability and efficiency of our network.

Bandwidth saving technology. Our web server technology focuses on reducing bandwidth use by combining the CDN system and P2P technology. Our self-developed CDN system focuses on connection capability and server capability of single points, which is capable of reducing the load on the central servers located at the Internet data center. A copy of data has been placed at various points in our CDN so as to maximize bandwidth for access to the data from users throughout the network. Users may access a copy of the data near them, as opposed to all users accessing the Internet data center, so as to avoid a bottleneck near that server. To operate our CDN cost effectively, our CDN components are strategically deployed in the cities where there is bandwidth with consistent quality at lower costs. We also store popular video clips temporarily on bandwidth lines we rent from smaller telecommunications operators in third- and fourth- tier cities, so as to reduce the bandwidth cost. In addition, our proprietary web server software has allowed us to increase the utilization rate of broadband resource and improve the content distribution speed. Our proprietary “Fast Tudou” software, which functions as a P2P platform, not only helps improve the display speed of online video clips but also allows us to substantially decrease our Internet bandwidth costs.

Content management technology. Our proprietary content management system reinforces the network efficiency through real time calculation. Our servers may reach newly uploaded videos and convert them to video clips viewable on our websites. The CDN is capable of monitoring the load of each server and transfer a work from a fully loaded server to a server that has work capacity, which enhances the efficiency of our network. In addition, the audience’s page-viewing volume will influence the “Top 10” ranking of each channel on a real time basis, which helps recommend the most popular video clips to our visitors.

Content filtering technology. Our in-house developed digital audio and video identification system enables us to filter out illegal content, while the video fingerprint system we have implemented will enable us to filter out infringing content matching copyrighted content in our system. See “—Our Content—UGC.”

Real time monitoring and support. Our Internet data center and regional data center servers automatically report any detected malfunctioning on a real-time basis to our network control center. This allows us to quickly respond to and resolve network malfunction issues. We have a network operation support team responsible for stability and security of our network on a 24-hour, seven-days-a-week basis. The team follows the workflow for problem detecting, recording, analyzing and solving. The primary responsibilities of the team members consist of monitoring system performance, troubleshooting, detecting system error, random sample testing on servers, maintaining equipment, and testing, evaluating and installing hardware and software.

Data back-up technology. Different servers share and back up the data of one another, which increases the security of our network by allowing us to provide backup to failed servers and prevent system-wide failures caused by area network failures.

Competition

The online video industry in China is intensely competitive. We believe the key competitive factors in the online video industry in China include brand recognition, demographic composition of viewers, robust technology platform, ability to provide innovative advertising services to advertisers, relationships with advertisers and advertising agencies, advertising prices, the range of services and customer service provided to advertisers and advertising agencies, as well as the ability to source creative UGC, acquire popular premium licensed content at a reasonable cost and create differentiated content in-house.

We face competition from other major online video companies. Among the independent online video sites, our major competitors in China include Youku.com and 56.com. Several large Chinese Internet companies, such as Shanda Interactive Entertainment, SINA Corporation, Baidu, Inc., Sohu.com Inc., Tencent Holdings Limited, NetEase.com, Inc. and/or their affiliates, have launched online video websites. In addition, some of China’s TV networks, such as CCTV, Phoenix Satellite TV and Hunan Satellite TV, have launched their own video sharing websites. Specifically, CCTV launched China Internet TV, or CNTV, in December 2009. We also potentially compete with software-based streaming video sites.

Certain international online video sites, such as YouTube and Hulu, have large content portfolios and high brand recognition, particularly among users outside China. Currently, YouTube is not accessible by viewers in China. If China lifts the restrictions, YouTube may become our major competitor in China. Other international online video sites such as Hulu mainly target English-speaking viewers and not Chinese-speaking viewers. If such international online video sites begin targeting Chinese-speaking viewers, we will face increased competition.

The online video business is capital intensive, which may become an entry barrier to some new entrants. In addition, to operate online video operations in China, a license from SARFT is required. Under current regulations issued by SARFT and MIIT in December 2007, generally only state-owned or state-controlled companies may apply for and obtain such licenses. Companies that had already engaged in Internet audio-visual program provision services before the promulgation of such regulations are grandfathered. See “Regulation—Regulation on Online Transmission of Audio-visual Programs.” We obtained such license in September 2008, which was renewed in January 2010, and therefore, we can continue to operate our online video business in China. However, new entrants must generally be either state-owned or state-controlled unless the Chinese government makes an exception.

We also face competition from traditional media for advertising spending, such as television, radio, print media, billboards and other forms of outdoor media.

Intellectual Property

We regard our trademarks, trade secrets, patents, copyrights and similar intellectual property as critical to our success, and rely on trademark, copyright and patent law, trade secret protection and confidentiality and/or license agreements with our employees, business partners and others to protect our proprietary rights. We own one utility model patent in China relating to a unique search engine system, and are in the process of applying for 29 additional patents to protect our core technologies with respect to online video distribution and search. We have registered 20 copyrights with respect to our logos and Internet related software. We believe “ ,” which is our company’s name “Tudou” in Chinese as well as its logo, is a well-recognized brand in China. We maintain 31 trademark registrations in China and are in the process of applying or re-applying for registration of 61 trademarks in China. Our application for trademark registration for “ ” is pending since a third party individual has applied for registration of similar trademarks prior to our application and been granted registration for one of his applications. However, according to the transfer contract between us and this individual dated November 3, 2010, this individual agreed to transfer the said registered trademarks and trademark application to us. Usually, it takes several months to complete the trademark transfer registration. See “Risk Factors—Risks Relating to Our Business and Our Industry—Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, or if we fail to protect our brand against unauthorized use by third parties, our business and operating results may be harmed.” In addition, we own 44 domain names as of the date of this prospectus, including Tudou.com, our primary operation website.

Employees

We had 91, 304, 459 and 612 employees as of December 31, 2007, 2008, 2009 and 2010, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2010:

Function	Number of employees
Content Procurement, Production and Editing	193
Sales and Marketing	170
Technical Support	169
General and Administrative	57
Advertisement Design and Contract Execution	23

Total	612

As required by PRC regulations, we participate in employee benefit plans organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. The total amount of contributions we made to employee benefit plans in 2007, 2008, 2009 and 2010 were RMB0.9 million, RMB3.7 million, RMB6.0 million and RMB11.0 million (US$1.7 million), respectively.

Generally, we enter into a three-year standard employment contract with our officers and managers and a one-year standard employment contract with other employees. We also enter into confidentiality and non-compete agreements with our key employees that prohibit them from engaging in any activities that compete with our business during and for one or two years after their employment with us. It may be difficult or expensive for us to enforce these agreements.

We have not experienced any material labor disputes or disputes with the labor department of the PRC government since our inception.

Facilities

Our principal executive offices are located at Building #6, X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, People’s Republic of China. We maintain a number of offices in Shanghai, Beijing, Guangzhou and Chengdu under leases with terms ranging from one to five years. We lease all of our facilities from unrelated parties. We believe we will be able to obtain adequate facilities principally by leasing appropriate properties to accommodate our future expansion plans.

The following table describes each of the leases for our major offices as of December 31, 2010.

Location	Space (in square meters)		Usage of Property	Expiration Time
Shanghai	2,700	*	Principal Executive Offices	June 30, 2014
	699		Sales Office	July 31, 2012
	1,067		Content Monitoring Center	May 9, 2012

Beijing	2,700		Technical Support and Administrative Offices	April 30, 2015

Guangzhou	310		Sales Office	April 30, 2011

*	The sum of space under multiple leases.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims and other matters. As of March 31, 2011, we were a defendant in 44 intellectual property infringement proceedings in China. The lawsuits relate primarily to our alleged intellectual property infringement of third party copyrights. Internet media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights. See “Risk Factors—Risks Relating to Our Business and Our Industry—We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website, which claims could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.” Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors. In addition, it is possible that an unfavorable resolution of one or more such proceedings, whether in the PRC or another jurisdiction, could in the future materially and adversely affect our financial position, results of operations or cash flows in a particular period.

REGULATION

The following is a summary of the principal laws and regulations that are or may be applicable to companies such as ours in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof.

Regulation on Telecommunication and Internet Information Services

The telecommunication industry, including the Internet sector, is highly regulated in China. Regulations issued or implemented by the State Council of China, the MIIT, and other relevant government authorities cover many aspects of operation of telecommunication and Internet information services, including entry into the telecommunication industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment.

The principal regulations governing the telecommunication and Internet information services we provide in China include:

•

Telecommunication Regulations (2000), or the Telecom Regulations. The Telecom Regulations categorize all telecommunication businesses in the PRC as either basic or value-added. Value-added telecommunication services are defined as telecommunication and information services provided through public network infrastructures. The “Catalog of Telecommunication Business,” an attachment to the Telecom Regulations and updated by the MII’s Notice on Adjusting the Catalog of Telecommunication Business effective from April 1, 2003, categorizes various types of telecommunication and telecommunication-related activities into basic or value-added telecommunication services, according to which, Internet information services, or ICP services, are classified as value-added telecommunication businesses. Under the Telecom Regulations, commercial operators of value-added telecommunication services must first obtain an operating license for value-added telecommunication services, or the ICP license, from the MIIT or its provincial level counterparts before the commencement of its value-added telecommunication services. We are in the process of renewing our ICP license which expired in March 2011 and expect to obtain the renewed license in May 2011. For details, see “Risk Factors—Risks Relating to Doing Businesses in China— If the PRC government determines that the contractual arrangements that establish the structure for operating our businesses do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

•

Administrative Measures on Internet Information Services (2000), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP service within the PRC. When the ICP service involves areas of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other industry and if required by law or relevant regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the ICP license from MIIT or its local branch at the provincial level. Moreover, an ICP service operator must display its ICP license number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.

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Administrative Measures for Telecommunication Business Operating License (2009, revised), or the Telecom License Measures. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunication services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, the appendix to the ICP license shall detail the permitted activities to be conducted by the ICP service operator. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its ICP license. The ICP license is subject to annual review and the annual review result will be recorded as an appendix to the ICP license, published to the public and notified to the Administration for Industry and Commerce.

•	Regulations for Administration of Foreign-Invested Telecommunication Enterprises (2008, revised), or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunication enterprise. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunication service business in China and the major foreign investor in any value-added telecommunication service business in China shall have good track record in such industry.

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Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunication Business (2006). Under this circular, a domestic PRC company that holds an ICP license is prohibited from leasing, transferring or selling the ICP license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunication business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunication service shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment should comply with its approved ICP license, and such company should establish and improve its internal Internet and information security policies and standards and emergency management procedures.

Under various laws and regulations governing ICP services, ICP services operators are required to monitor their websites. They may not produce, duplicate, post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites, including any content that:

•	opposes the fundamental principles determined in China’s Constitution;

•	compromises state security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the State;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages China’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	includes other content prohibited by laws or administrative regulations.

The PRC government may shut down the websites of ICP license holders that violate any of such content restrictions and requirement, revoke their ICP licenses or impose other penalties pursuant to applicable law.

Regulation on Online Transmission of Audio-visual Programs

On July 6, 2004, the State Administration of Radio, Film, and Television, or the SARFT, promulgated the Measures for the Administration of Publication of Audio-visual Programs through Internet or Other Information Network, which applies to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs via Internet or other information network. An applicant who is engaged in the business of transmitting audio-visual programs shall apply for a license issued by SARFT in accordance with the categories of business, receiving terminals, transmission networks and other items. Foreign invested enterprises are not allowed to engage in the above business.

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non- state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC regulatory agencies, namely, the Ministry of Culture, SARFT, the General Administration of Press and Publication, the CSRC and the Ministry of Commerce, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via information network.

On December 20, 2007, SARFT and MIIT jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008. The Audio-visual Program Provisions apply to the provision of audio-visual program service to the public via Internet (including mobile network) within the territory of the PRC. Providers of Internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by SARFT or complete certain registration procedures with SARFT. Providers of Internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by SARFT. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that providers of Internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall be eligible to register their business and continue their operation of Internet audio-visual program services so long as those providers have not been in violation of the laws and regulations. On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of Internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations is minor and can be rectified timely and they have no records of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions. On December 28, 2007, SARFT promulgated the Notice on Strengthening the Administration of TV Dramas and Films Transmitted via Internet. According to such notice, the audio-visual programs of film and drama category published to the public through information network shall be TV dramas under the Permit for Issuance of TV Dramas, films under the Permit for Public Projection of Films, cartoons under the Permit for Issuance of Cartoons or academic literature movies and TV plays under the Permit for Public Projection of Academic Literature Movies and TV Plays and the providers of such services shall obtain the prior consents from copyright owners of all such audio-visual programs. Further, on March 31, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, which reiterates the requirement of obtaining the relevant permit of audio-visual programs to be published to the public through information network, where applicable, and prohibits certain types of Internet audio-visual programs containing violence, pornography, gambling, terrorism, superstitious or other hazardous factors.

On September 8, 2009, the SARFT issued the Administrative Measures on Radio and Television Advertisement Broadcasting, or the Advertising Measures, which are applicable to all television and/or radio broadcasting entities including radio stations and television stations. The Advertising Measures, effective from January 1, 2010, purports to regulate the broadcasting of radio and television advertisements, including the content of advertisements and the length of commercial advertisements. For example, according to the Advertising Measures, the length of advertisements during radio and television programs shall not be longer than 12 minutes per hour for every program and in any episode of a TV show, there shall be no more than two commercial advertisements and each cannot exceed 90 seconds. But such restriction does not apply to online video sites like us.

On April 1, 2010, the SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, which classified Internet audio-visual program services into four categories. We are currently in the process of updating the License for Online Transmission of Audio-visual Programs according to the classification of Internet audio-visual program services provided in the Provisional Categories.

Regulation on Production of Radio and Television Programs

On July 19, 2004, SARFT promulgated the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect as of August 20, 2004. Under the Radio and TV Programs Regulations, any entities engaged in the production of radio and television programs are required to apply for a license from SARFT or its provincial branches. Entities with the Permit for Production and Operation of Radio and TV Programs shall conduct their business operation strictly in compliance with the approved scope of production and operation and other than radio and TV stations, such entities shall not produce radio and TV programs regarding current political news or similar subjects and columns.

Regulation on Online Cultural Activities

To regulate entities engaged in activities related to “online cultural products”, the Ministry of Culture, or the MOC, promulgated the Provisional Measures on Administration of Internet Culture on May 10, 2003, as amended on July 1, 2004, and reissued these Provisional Measures on February 17, 2011. “Online cultural products” are classified as cultural products developed, published and disseminated via the Internet, which mainly include: (i) online cultural products particularly developed for publishing via Internet, such as, among other things, online music and entertainment files, network games, online performing arts and artworks and online animation features and cartoons; and (ii) online cultural products converted from music entertainment products, games, performing arts, artworks and animation features and cartoons, and published via the Internet. Pursuant to the Provisional Measures, entities are required to obtain Online Culture Operating Permits from a provincial counterpart of the MOC if they intend to commercially engage in any of the following types of activities:

•	production, duplication, import, sale or broadcasting of online cultural products;

•

publishing of cultural products on the Internet or transmission thereof through information networks such as Internet and mobile network to computers, fixed-line or mobile phones, television sets, gaming consoles or Internet access service sites including Internet cafes for the purpose of browsing, reviewing, using or downloading such products by online users; or

•	exhibitions or contests related to online cultural products.

Regulation on Internet News Dissemination

SCNO and the MIIT promulgated the Provisional Regulations for the Administration of Internet Websites Engaging in News Publication Services, and the Provisions for the Administration of Internet News Information Services on November 7, 2000 and September 25, 2005, respectively. Pursuant to such regulations, websites established by non-news organizations may publish news released by certain official news agencies but may not publish news generated by themselves or news sourced elsewhere. In order to disseminate news, such websites must satisfy the relevant requirements set forth in the foregoing two regulations and have acquired the approval from SCNO after securing permission from the news office of the local government at the provincial level. In addition, the websites intending to publish the news released by the aforementioned news agencies must enter into agreements with the respective organizations, and file copies of such agreements with the news office of the local government at the provincial level. We plan to apply for such approval in accordance with the relevant laws and regulations.

Regulation on Internet Bulletin Board Services

The MII promulgated the Administrative Measures on Internet Bulletin Board Services, or BBS Measures, on November 6, 2000. The BBS Measures require that ICP service operators providing bulletin boards, discussion forums, chat rooms or similar services, or BBS services, to apply for, and obtain specific approval from, the telecommunication authorities, if they are commercial ICP service operators, or to make specific filing with the telecommunications authorities if they are noncommercial ICP service operators. Moreover, ICP service operators must display their ICP license numbers, rules of BBS and inform their end users the possible legal liabilities for improper comments in a conspicuous location on their BBS. On March 7, 2001, the MII issued the Notice Regarding Strengthening the Approval and Supervision on the Bulletin Board Service of Internet Information Services to further specify the qualification and requirement for approval of BBS services and emphasize the principles of daily supervision on BBS services. On July 4, 2010, the State Council promulgated the Decisions on Canceling and Lowering the Administrating Levels of the Items subject to Administrative Approval (the Fifth Batch) and the item of administrative approval or filing requirement for BBS has been cancelled.

Regulation on Online Education Services

According to the Measures for the Administration of Educational Websites and Online School promulgated by the Ministry of Education on July 5, 2000, an entity that opens educational websites and online schools is required to obtain the prior approval from the competent education administrative authorities. The educational websites are defined as institutions which establish information database by collecting, editing and storing educational information or establish online platform and search tools for educational purpose and provide study and other public educational information to the website users through connection with Internet or educational TV stations. These measures also set forth specific provisions regarding the qualifications and procedures for obtaining the approval for operating educational websites.

Regulation on Internet Publication

The General Administration of Press and Publication, or the GAPP, is the government agency responsible for regulating publishing activities in China. On June 27, 2002, the MIIT and the GAPP jointly promulgated the Tentative Administration Measures on Internet Publication, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require Internet publishers to secure approval from GAPP to conduct Internet publication activities. The term “Internet publication” is defined as an act of online dissemination where Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) which they then post on the Internet or transmit to users via the Internet for browsing, use or downloading by the public. Neither the GAPP nor MIIT has specified whether the approval required by the Internet Publication Measures is applicable to the dissemination of online video programs. If, in the future, the GAPP and MIIT confirm that the Internet Publication Measures apply to dissemination of online video programs, we may need to apply for a license or permit from relevant governmental agencies in charge of publishing. We cannot assure you that such application would be approved by the relevant governmental agencies.

Regulation on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit an ICP service operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP service operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosure. ICP service operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

Regulation on Advertising Business

The SAIC is the government agency responsible for regulating advertising activities in China. Regulations governing advertising business mainly include:

•	Advertisement Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and went into effect on February 1, 1995;

•	Administrative Regulations for Advertising promulgated by the State Council on October 26, 1987 and went into effect on December 1, 1987; and

•

Implementation Rules for the Administrative Regulations for Advertising promulgated by the State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004 respectively.

According to the above regulations, companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. An enterprise engaging in advertising business as specified in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity as specified in laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

PRC advertising laws and regulations set forth certain content requirements for advertisements in China including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for their advertising business operations.

Regulation on Foreign Investment in Advertising Business

The principal regulations governing foreign investment in the advertising industry in China include:

•	Administrative Regulations on Foreign-Invested Advertising Enterprises (2008); and

•	Notice on the Relevant Issues regarding Establishing Foreign-Invested Advertising Enterprises by Foreign Investors through Equity Acquisitions (2006).

Under the Administrative Regulations on Foreign-Invested Advertising Enterprises, there is no longer any maximum foreign shareholding percentage restriction applicable to foreign-invested advertising enterprises. However, foreign investors are required to have at least three years prior experience operating an advertising business outside of China as their main business before they may receive approval to directly own a 100% interest in an advertising company in China. Foreign investors with at least two years prior experience operating an advertising business outside China as their main business are allowed to establish a joint venture with domestic advertising enterprises to operate an advertising business in China.

Regulation on Information Security and Censorship

Regulations governing information security and censorship include:

•

Law of the People’s Republic of China on the Preservation of State Secrets promulgated by the Standing Committee of the National People’s Congress on September 5, 1988 and amended on April 29, 2010, which became effective from October 1, 2010, together with its Implementing Rules (1990);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems promulgated by the State Council on February 18, 1994;

•

Provisional Regulations of the People’s Republic of China on the Administration of International Networking of Computer Information Networks promulgated by the State Council on February 1, 1996 and amended on May 20, 1997, together with its Implementing Rules (1998);

•	Administrative Measure for the Security Protection of International Connections to Computer Information Network promulgated by the Ministry of Public Security on December 16, 1997;

•	Provisional Regulations for the Secrecy Protection of Computer Information Systems promulgated by the State Secrecy Bureau on February 26, 1998;

•

Notice Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Network promulgated by the Ministry of Public Security on February 13, 2000;

•	Decision Regarding the Safeguarding of Internet Security promulgated by the Standing Committee of the National People’s Congress on December 28, 2000 and amended on August 27, 2009;

•	Measures for the Administration of IP Address Archiving promulgated by MIIT on February 8, 2005;

•	Provision on Technical Measures for Internet Security Protection promulgated by the Ministry of Public Security on December 13, 2005; and

•

Administrative Measures for the Graded Protection of Information Security promulgated by the Ministry of Public Security, the State Secrecy Bureau, the State Cipher Code Administration and the Information Office of the State Council on June 22, 2007.

These legislations specifically prohibit the use of Internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to these legislations, it is mandatory for Internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any contents on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the Internet service provider to liability and certain penalties given by the State Security Bureau, the Ministry of Public Security and/or MIIT or their respective local counterparts.

Regulation on Torts

The PRC Tort Law was promulgated by the Standing Committee of the National People’s Congress on December 26, 2009 and became effective on July 1, 2010. Under this law, if an Internet service provider is aware that an Internet user is infringing upon the civil right or interest of another person, such as rights of reputation, portraiture, privacy and copyrights, through its network services, and fails to take necessary measures, the Internet service provider shall be jointly liable for such infringement with such Internet user. Once the Internet service provider is found to be jointly liable for the infringement by Internet users, it may be ordered by the court to remove the infringing content, eliminate adverse impact, make public apology, pay economic compensation to the legal right holders and assume other liabilities in accordance with the law.

Regulation on Intellectual Property Rights

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents and trademarks.

Copyright Law

Under the Copyright Law of the People’s Republic of China (1990), as revised in 2001 and 2010, or the Copyright Law, and its related Implementing Regulations (2002), creators of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and related activities. The term of a copyright, other than the rights of authorship, alteration and integrity of an author shall be unlimited in time, is life plus 50 years for individual authors and 50 years for corporations. In consideration of the social benefits and costs of copyrights, China balances copyright protections with limitations that permit certain uses, such as for private study, research, personal entertainment and teaching, without compensation to the author or prior authorization.

To address copyright issues relating to the Internet, the PRC Supreme People’s Court on November 22, 2000 adopted the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, or the Interpretations, which were subsequently amended on December 23, 2003 and November 20, 2006. The Interpretations establish joint liability for Internet service providers if they participate in, assist in or abet infringing activities committed by any other person through Internet, are aware of the infringing activities committed by their website users through Internet or fail to remove infringing content or take other action to eliminate infringing consequences after receiving warning with evidence of such infringing activities from the copyright holder. In addition, the Internet service providers shall be held liable for copyright infringement if they knowingly upload, transmit or provide any methods, equipment or materials which are intended to bypass or disrupt circumvention technologies designed to protect copyrights of other people. Upon request, the Internet service providers shall provide the copyright holder with registration information of the alleged violator for claiming the infringing liabilities, provided that such copyright holder has produced relevant evidence of identification, copyright ownership and infringement. Where the Internet service provider takes measures to remove the sued infringement contents after receiving warning from copyright holder with good evidences, the people’s court will not support the claim of the alleged violator against such Internet service provider for breach of contract.

According to the Copyright Law, an infringer shall be subject to various civil liabilities, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the loss of copyright owners. The Copyright Law further provides that the infringer shall compensate the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is hard to be calculated, the illegal income received by the infringer as a result of the infringement shall be deemed as the actual loss or if such illegal income is hard to be calculated either, the court can decide the amount of the actual loss up to RMB500,000.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the PRC National Copyright Administration and MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures became effective on May 30, 2005, which apply to, as part of the Internet information services, acts of automatically providing such functions as uploading, storing, linking or searching works, audio or video products, or other contents through the Internet based on the instruction of website users who publish contents on Internet, or the Internet Content Providers, without editing, amending or selecting any stored or transmitted content. A copyright administration authority shall, when imposing administrative penalties upon the act infringing upon the right of communication through information network, apply the Measures for Imposing Copyright Administrative Penalties (2009).

Where a copyright holder finds any content communicated through the Internet infringes upon its copyright and sends a notice to the ICP service operator, the ICP service operator shall immediately take measures to remove the relevant contents. Such ICP service operator is also required to retain all infringement notices for six months and to record the content, display time and IP addresses or the domain names related to the infringement for 60 days. Where an ICP service operator removes relevant content of an Internet Content Provider according to the notice of a copyright holder, the Internet Content Provider may deliver a counter-notice to both the ICP service operator and the copyright holder, stating that the removed contents do not infringe upon the copyright of other parties. After the delivery of such counter-notice, the ICP service operator may immediately reinstate the removed contents and shall not bear administrative legal liability for such reinstatement.

Where an ICP service operator is clearly aware of the infringement of an Internet Content Provider against other’s copyright through the Internet, or, although not being aware of such activity but fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, and as a result, it damages public interests, the ICP service operator could be subject to an order to stop the tortious act and other administrative penalties such as confiscation of illegal income and fines. Where there is no evidence to indicate that an ICP service operator is clearly aware of the facts of tort, or the ICP service operator has taken measures to remove relevant contents upon receipt of the copyright owner’s notice, the ICP service provider shall not bear the relevant administrative legal liabilities.

On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Network, which became effective on July 1, 2006. Under this regulation, an ICP service provider may be exempted from indemnification liabilities under the following circumstances:

•

any ICP service provider, who provides automatic Internet access service upon instructions of its users or provides automatic transmission service of works, performance and audio-visual products provided by its users, will not be required to assume the indemnification liabilities if (i) it has not chosen or altered the transmitted works, performance and audio-visual products; and (ii) it provides such works, performance and audio-visual products to the designated user and prevents any person other than such designated user from obtaining the access.

•

any ICP service provider who, for the sake of improving network transmission efficiency, automatically storages and provides to its own users, based on the technical arrangement, the relevant works, performances and audio-visual products obtained from any other ICP service providers will not be required to assume the indemnification liabilities if (i) it has not altered any of the works, performance or audio-visual products that are automatically stored; (ii) it has not affected such original ICP service provider in grasping the circumstances where the users obtain the relevant works, performance and audio-visual products; and (iii) when the original ICP service provider revises, deletes or shields the works, performance and audio-visual products, it will automatically revise, delete or shield the same based on the technical arrangement.

•

any ICP service provider, who provides its users with information memory space for such users to provide the works, performance and audio-visual products to the general public via the information network, will not be required to assume the indemnification liabilities if (i) it clearly indicates that the information memory space is provided to the users and publicizes its own name, contact person and web address; (ii) it has not altered the works, performance and audio-visual products that are provided by the users; (iii) it is not aware of or has reason to know the infringement of the works, performance and audio-visual products provided by the users; (iv) it has not directly derived any economic benefit from the provision of the works, performance and audio-visual products by its users; and (v) after receiving a notice from the right holder, it has deleted such works, performance and audio-visual products as alleged for infringement pursuant to such regulation.

Since 2005, the National Copyright Administration, or the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on Internet copyright infringement and piracy in China, which normally last for three to four months every year. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the Ministry of Public Security and MIIT on July 19, 2010, the 2010 campaign mainly targets at Internet audio and video programs, literature websites, online games, animation, software and art works related to Shanghai World Expo and Guangzhou Asian Games. During the 2010 campaign, starting from late July to the end of

October 2010, the local branches of NCA are focused on popular movies and TV series, newly published books, online games and animation, music and software and various illegal activities, including for example illegal uploading or transmission of a thirty party’s works without proper license or permission, sales of pirated audio-video and software through e-commerce platforms, providing search links, information storage, web hosting or Internet access services for third parties engaging copyright infringement or piracy and the infringement by use of mobile media. In serious cases, the operating permits of the websites engaging illegal activities may be revoked, and such websites may be ordered to shut down.

Patent Law

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984, and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model or design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights.

Trademark Law

Registered trademarks are protected under the Trademark Law of the People’s Republic of China adopted in 1982 and amended in 1993 and 2001. The PRC Trademark Office of the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout China. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked.

Regulation on Foreign Exchange Control and Administration

Foreign exchange regulation in China is primarily governed by the following regulations:

•	Foreign Exchange Administration Rules, or the Exchange Rules, promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997 and on August 5, 2008 respectively; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, or the Administration Rules promulgated by the People’s Bank of China on June 20, 1996.

Under the Exchange Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches; while for the foreign currency payments for current account items, the SAFE approval is not necessary for the conversion of Renminbi except as otherwise explicitly provided by laws and regulations.

Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital investments by enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission, or their respective competent local branches.

We derive substantially all of our revenues in the Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. See “Risk Factors—Risks Relating to Our Business and Our Industry—Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign exchange losses and to adversely impact our profitability.”

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

On October 21, 2005, SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, which went into effect on November 1, 2005. Circular No. 75 and related rules provide that if PRC residents establish or acquire direct or indirect interest of offshore companies, or offshore SPVs, for the purpose of financing these offshore SPVs with assets of, or equity interests in, an enterprise in the PRC, or inject assets or equity interests of PRC entities into offshore SPVs, they must register with local SAFE branches with respect to their investments in offshore SPVs. Circular No. 75 also requires PRC residents to file changes to their registration if their offshore SPVs undergo material events such as capital increase or decrease, share transfer or exchange, merger or division, long-term equity or debt investments, and provision of guaranty to a foreign party. SAFE subsequently issued relevant guidance to its local branches with respect to the operational process for the SAFE registration under Circular No. 75, which standardized more specific and stringent supervision on the registration relating to Circular No. 75 and imposed obligations on onshore subsidiaries of offshore SPVs to coordinate with and supervise PRC residents holding direct or indirect interest in offshore SPVs to complete the SAFE registration process. Under the relevant SAFE rules, failure to comply with the registration procedures set forth in Circular No. 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of offshore SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject relevant PRC residents and onshore company to penalties under PRC foreign exchange administration regulations.

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under Circular No. 75 and other related rules. We attempt to comply, and attempt to ensure that PRC residents holding direct or indirect interest in our company comply, with the relevant requirements. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular No. 75 or other related rules. The failure or inability of these PRC residents to make any required registrations or comply with other requirements under Circular No. 75 and other related rules may subject such PRC residents or our PRC subsidiary to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from this offering) our PRC subsidiary, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us. See “Risk Factors—Risks Relating to Doing Business in China—Recent PRC regulations, particularly SAFE Circular No. 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.”

Regulations on Employee Share Options

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange. On January 5, 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE issued the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies, or the Stock Option Rule. According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock ownership plan or stock option plan of an overseas listed company, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall, among other things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise as PRC domestic individuals may not directly use overseas funds to purchase stocks or exercise stock options. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals.

Our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to the Stock Option Rule when our company becomes an overseas listed company upon the completion of this offering. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rule, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “Risk Factors—Risks Relating to Doing Business in China—All employee participants in our share incentive plans who are PRC citizens may be required to register with the SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.”

In addition, the State Administration for Taxation has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation on Dividend Distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

•	Company Law (2004)

•	Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•	Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001; and

•	Enterprise Income Tax Law (2007), or the EIT Law, and its Implementation Regulations (2007).

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends. Under the EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended in June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of the M&A Rules remains unclear, our PRC counsel, Fangda Partners, has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the NASDAQ because we have not acquired any equity interest or assets of a PRC domestic company owned by our beneficial owners that are PRC companies or individuals as defined under the M&A Rules after the effective date of the M&A Rules.

However, Fangda Partners has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from this offering into China or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

In addition, if the CSRC later requires that we obtain its approval for this offering, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding the CSRC approval requirements could have a material adverse effect on the trading price of our ADSs. See “Risk Factors—Risks Relating to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors, director appointees and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Gary Wei Wang	37	Founder, Chairman and Chief Executive Officer
Suyang Zhang	52	Director
Hany Nada	42	Director
Sam Yung King Lai	38	Director and Chief Financial Officer
David M. Hand	37	Director
Seow Woon Kwong	49	Director
Ted Tak-Tai Lee	60	Independent Director Appointee*
Chun Liu	43	Independent Director Appointee*

*	Mr. Ted Tak-Tai Lee and Mr. Chun Liu have accepted our appointment to be our independent directors, upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Gary Wei Wang is our founder, chairman and chief executive officer. Mr. Wang was designated as a director by our ordinary shareholders. Prior to founding us, Mr. Wang served as the corporate development director of Bertelsmann Group, an international media company, and also he served as the managing director of Bertelsmann Online China, a company operating the e-commerce businesses of Bertelsmann Group in China, from 2003 to 2005. From 1997 to 2001, Mr. Wang worked with Hughes Electronics, a provider of digital television entertainment, and satellite and wireless systems and services, with his last role as the business development manager. Mr. Wang received his MBA degree from INSEAD in 2002, his master’s degree in computer science from Johns Hopkins University in 1999, and his bachelor’s degree in international business from the College of Staten Island in 1995.

Mr. Suyang Zhang has served as our director since January 2006 and was designated by IDG Technology Venture Investment III, L.P. and its affiliate. Mr. Zhang has been the vice president of IDG Capital Investment Consultancy (Beijing) Co., Ltd., a venture capital services firm, since 2006, a member of the general partner of IDG Technology Venture Investment III, L.P. and its successor fund since 2005, and also a member of each general partner of IDG-Accel China Growth Funds since 2005. From 1995 to 2006, he served as the general manager of Shanghai Pacific Technology Venture Co., Ltd., a venture capital firm. He is an independent director of Ctrip.com International, Ltd., a China-based travel service provider for hotel accommodations, airline tickets and packaged tours listed on the NASDAQ Global Select Market, a director of China Kanghui Holdings, a China-based developer, manufacturer and marketer of orthopedic implants listed on the New York Stock Exchange, and a director of Andon Health Co., Ltd., a China-based medical devices manufacturing company listed on the Shenzhen Stock Exchange. He also serves on the boards of several privately held companies, including 5173.com Holdings Limited, China Medical and Education International Holding Co., Limited, Mass Broadcasting (Holdings) Ltd., Wuhan HC SemiTek Co., Ltd., Medsphere International Holdings, Inc., and Sundia Investment Group Ltd. Mr. Zhang obtained his EMBA degree from China Europe International Business School in China in 2000 and a bachelor’s degree in information engineering from Shanghai University of Science and Technology in 1982.

Mr. Hany Nada has served as our director since June 2010 and was designated by GGV II Delaware L.L.C. Mr. Nada co-founded GGV Capital (formerly Granite Global Ventures) in 2000 and has served as a managing director since its inception. Mr. Nada also serves on the boards of directors of Glu Mobile Inc., a NASDAQ-listed mobile game company based in the United States, Vocera Communications, Inc., a US-based instant voice communication solutions provider, Blue Casa Inc., a US-based home phone service provider, and WildTangent, Inc., a US-based online game publisher. Prior to founding GGV Capital, he served as managing director and senior research analyst at Piper Jaffray & Co., specializing in Internet software and e-infrastructure. Mr. Nada received his bachelor of science degree in economics and his bachelor of arts degree in political science from the University of Minnesota in 1991.

Mr. Sam Yung King Lai has served as our director since April 2008 and our chief financial officer since October 2009. Mr. Lai also was our director from May 2006 to April 2007 and our chief operating officer from July 2008 to October 2009. From April 2007 to June 2008, Mr. Lai served as the chief operating officer of PPG Direct Merchant, a China-based apparels direct merchant. Mr. Lai served as an investment professional in JAFCO Asia, a venture capital firm, from 2005 to 2007. From 2003 to 2004, Mr. Lai served as a vice president of Fulbond Holdings Limited Company, a company listed on the Hong Kong Stock Exchange then engaging in high-tech investments and other businesses. From 1995 to 1999, Mr. Lai served as a unit head of an IT subsidiary of Jardine Matheson Group, a conglomerate investing in various industries including engineering and construction, transport services, motor trading, property and retailing. Mr. Lai received his bachelor’s degree in computer and engineering with first-class honors from the University of Hong Kong in 1993 and his MBA degree from Sloan School of Management of Massachusetts Institute of Technology in 2003.

Mr. David M. Hand has served as our director since April 2008 and was designated by Crescent Peak, Ltd. and its affiliates. Mr. Hand is a founder and managing partner of Crescent Point, a private equity investment firm dual-headquartered in Singapore and Shanghai with an investment focus in Asia. He also serves on the boards of several privately held companies, including Masterskill (Cayman) Limited, which through its subsidiaries operates tertiary level education facilities across Malaysia; BJB Career Education Company, Limited, which through its subsidiaries offers vocational IT education courses across China; China Fanwo Public Security Ltd., a Chinese security software and services provider; Carmen Copper Corporation, a copper mining company based in the Philippines; and XConnect Global Networks Limited, a London-based global voice over Internet protocol, or VoIP, services provider. Prior to founding Crescent Point, Mr. Hand worked at Morgan Stanley in New York and Singapore. Mr. Hand received his bachelor’s degree in economics from Yale University in 1996 and his MBA degree from the Harvard Business School in 2004.

Mr. Seow Woon Kwong has served as our director since October 2010 and was designated by Sennett Investments (Mauritius) Pte Ltd. Mr. Seow has been the deputy chief executive officer of MediaCorp Pte Ltd., a Singapore media company, since 2005, where he joined in 2000. Mr. Seow serves on the boards of several other companies, including Temasek Polytechnic and affiliated companies of MediaCorp Pte Ltd. Mr. Seow also serves on the board of governors of Temasek Polytechnic, a tertiary education institution based in Singapore, and on Singapore’s National Trust Council which aims to promote e commerce. Mr. Seow served as a news director and TV host in Television Corporation of Singapore, from 1994 to 1999. Mr. Seow was a business journalist and editor of The Straits Times from 1985 to 1993, during which he was attached to the Nihon Kezai Shimbun, a Japanese daily, in 1991. Mr. Seow received his bachelor’s degree in economics from Cambridge University, United Kingdom, in 1983.

Mr. Ted Tak-Tai Lee will become our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Lee is the managing director of T Plus Capital Ltd., a firm he founded in 2007 that provides strategic, financial and business development advisory services to accounting, financial valuation services and human capital firms in China. Mr. Lee also has been a senior advisor of Duff & Phelps, a global financial valuation firm, since 2008. From 2007 to 2009, Mr. Lee served as an executive director of Prax Capital, a private equity firm specializing in China-focused investments. From 1976 to 2007, Mr. Lee worked at Deloitte in the U.S., Taiwan and China, with his last role as the managing partner in charge of global client services in China. Mr. Lee is currently an independent director and the audit committee chairman of two publicly held companies, namely Boshiwa International Holding Limited, a developer and retailer of children’s products in China, listed on the Hong Kong Stock Exchange; and China Ming Yang Wind Power Group Limited, a wind turbine manufacturer in China, listed on the New York Stock Exchange, and was an independent director and the audit committee chairman of Chemspec International Limited, a China-based contract manufacturer of engineered specialty chemicals, listed on the New York Stock Exchange, from 2009 to 2010. Mr. Lee is a California certified public accountant (currently inactive) and received his MBA degree from University of Southern California in 1979 and his Bachelor’s degree in accounting from California State University, Fresno, in 1973.

Mr. Chun Liu will become our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Liu has served as the executive head of Phoenix Chinese Channel since 2004, where he joined in 2000. Mr. Liu worked at CCTV from 1994 to 2000, with his last role as the executive producer of news investigation program. Mr. Liu received his master’s degree in television and editing from Communication University of China in 1994, and his bachelor’s degree in Chinese literature from Anhui Normal University in 1987. Mr. Liu is now pursuing his EMBA degree in Cheung Kong Graduate School of Business.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a three-year period. We may terminate an executive officer’s employment at any time, without notice or remuneration, for certain acts of the officer, including a conviction of a criminal offense or gross neglect of duty which causes material losses to us.

Furthermore, an executive officer may terminate their employment at any time without cause upon advance notice to us. According to the PRC law and our employment agreements governed by the PRC law, we may terminate the employment with an employee by a 30 days’ written notice or upon payment of one month salary in lieu of such notice, if this employee suffers from an illness or has sustained an injury that is not work-related and is unable to resume his work, or is continuously incompetent for his job after training, or if there is a material change in the circumstances pursuant to which his employment agreement was entered into and the employee can neither perform his original contract nor reach an agreement on the amendment with us. Under such circumstances, such employee will be entitled to certain severance pay, which is up to one month salary for each year he has worked with us. Under the PRC law, we cannot terminate the employment with an employee without cause.

Each executive officer has agreed to hold in strict confidence any confidential information of our company. Each executive officer has also agreed to disclose in confidence to us all designs or other work which he develops and assign all right, title and interest in them to us. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions set forth in his agreement. We have agreed to pay each of our executives compensation which is up to one month salary for each year he has worked with us for his compliance with non-competition obligations during the specified period after the termination of his employment.

Board of Directors

Our board of directors will consist of eight members upon the completion of this offering. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of the company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee, and adopt a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of Ted Tak-Tai Lee, Chun Liu and Seow Woon Kwong. Ted Tak-Tai Lee and Chun Liu satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Ted Tak-Tai Lee will be the chair of the audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee will consist of Hany Nada, Chun Liu and Ted Tak-Tai Lee. Ted Tak-Tai Lee and Chun Liu satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Marketplace Rules. Hany Nada will be the chair of the compensation committee. Our compensation committee will assist the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;

•	approving and overseeing the total compensation package for our executives other than the four most senior executives;

•	reviewing and making recommendations to the board of directors with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will consist of Suyang Zhang, Chun Liu and Ted Tak-Tai Lee. Chun Liu and Ted Tak-Tai Lee satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Marketplace Rules. Suyang Zhang will be the chair of the corporate governance and nominating committee. The corporate governance and nominating committee will assist our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) is found to be or becomes of unsound mind.

Compensation of Directors and Executive Officers

For the year ended December 31, 2010, we paid an aggregate of approximately RMB1.4 million (US$0.2 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. Our executive officers are not and will not be compensated, directly or indirectly, by any affiliated entity for services rendered to us, including our subsidiaries. For options granted to our executive officers and directors, see “—Share Incentive Plan.”

We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiary and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit.

Share Incentive Plan

In February 2006, we adopted a share incentive plan which was subsequently amended and restated in 2008 and further amended and restated in 2010. Our share incentive plan is intended to promote our success and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. The maximum number of shares which may be issued pursuant to all awards of options under our share incentive plan is 12,240,118. As of December 31, 2010, the aggregate number of our ordinary shares underlying our outstanding options under our share incentive plan was 7,184,795.

Administration. Our share incentive plan is administered by our board of directors or by one or more committees of the board as appointed by the board. Our board of directors or its designated committee is authorized to interpret the plan, to prescribe, amend and rescind rules and regulations relating to the plan, and to make any other determinations necessary or desirable for the administration of the plan. Our board of directors or its designated committee will determine the optionee, number of shares subject to the option, duration of each option, restrictions applicable to the option, exercise price and other terms and conditions of each grant.

Optionee. The optionees in the plan will consist of such executives, key staff and directors of our company as our board of directors in its sole discretion from time to time designates within the limits of the plan.

Option Exercise. Each option granted under the plan will automatically expire on the fifth anniversary of the grant date. The exercise price of options will be paid by one or any combination of the following forms: (i) in cash, (ii) by check payable to the order of the company, or (iii) delivery of an irrevocable and unconditional undertaking, satisfactory in the form and substance to the company, by a creditworthy broker to deliver promptly to the company sufficient funds to pay the exercise price.

Share Option Agreement. Options granted pursuant to the plan are evidenced by a share option agreement in such form as the board of directors from time to time determines. Such stock option agreement sets forth the material terms and conditions for each grant.

Vesting Schedule. Options will vest as set forth in the share option agreement, provided that no portion of the options will vest after the optionee terminates employment with, or ceases to be a director, executive or key staff of us.

Change in Control. In the events of a transfer of more than 50% of the outstanding equity securities of our company by one or more shareholders, any sale of all or substantially all of our assets, or any merger or consolidation of our company as provided in the plan, (i) the remaining unvested shares subject to an option will become fully vested as of the date of such event if the plan is not continued or assumed upon such event, or (ii) the remaining unvested shares will vest in accordance with the vesting schedule set forth in the share option agreement if the plan is continued or assumed following the effective date of such event.

Termination of Awards. If the optionee’s employment or service with us is terminated for cause as provided in the plan, the relevant option will expire as of such termination date and will no longer be exercisable as to any vested shares and unvested shares. In the event of such termination, the company may also exercise its right to repurchase all or any portion of the shares acquired and held by the optionee through exercising the option under the share option agreement at the fair market value as reasonably fixed and determined by the board of directors.

Amendment and Termination of Plan. Our company may amend the plan from time to time or terminate the plan at any time.

The table below sets forth, as of the date of this prospectus, the options that we granted to our directors and executive officers, under our share incentive plan:

Name	Ordinary Shares Underlying Outstanding Options(1)	Exercise Price (US$/Share)	Grant Date	Expiration Date
Gary Wei Wang	1,057,500	1.4	August 20, 2008	*
Sam Yung King Lai	528,750 352,500 235,300	1.4 1.4 2.7	August 15, 2008 August 20, 2008 July 29, 2010	* * *
Other individuals as a group	1,190,000 355,000 134,400 179,200 207,200 28,800 57,600 1,218,400 394,000 354,800 390,400 186,800 30,400 209,800 281,600 513,000 309,200 672,200 1,775,300	0.001 0.1 0.3 0.3 1.4 1.4 1.4 1.4 1.4 1.4 1.4 1.4 1.4 1.4 1.4 2.8 2.8 2.7 4.95	February 28, 2006
June 6, 2006
October 11, 2006
March 20, 2007
April 13, 2007
July 27, 2007
October 19, 2007
January 25, 2008
April 29, 2008
July 30, 2008
October 30, 2008
January 21, 2009
April 22, 2009
July 23, 2009
October 29, 2009
February 10, 2010
May 12, 2010
July 29, 2010
			January 26, 2011	* * * * * * * * * * * * * * * * * * *

(1)	Mr. Gary Wei Wang beneficially owns an option to purchase 1,057,500 Class A ordinary shares upon exercise of such option. All other optionholders hold options to purchase our Class B ordinary shares upon exercise of their options.
*	Expiration date for the options is the fifth anniversary of the grant date of such options.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, assuming conversion of all of our preferred shares into ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The total number of ordinary shares outstanding as of the date of this prospectus is 91,145,562, including ordinary shares issuable upon conversion of all outstanding preferred shares immediately prior to the completion of this offering and exercise of all outstanding warrants to purchase our Series E preferred shares and conversion of all of these Series E preferred shares. The total number of ordinary shares outstanding after the completion of this offering will be [—], comprising of 10,633,333 Class A ordinary shares and [—] Class B ordinary shares, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. For each person and group included in the following table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group (which includes ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus and ordinary shares issuable upon exercise of all outstanding warrants to purchase our Series E preferred shares held by such person or group and conversion of all of these Series E preferred shares) by the sum of (i) the number of ordinary shares outstanding as of the date of this prospectus and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

	Ordinary Shares Beneficially Owned Prior to This Offering				Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering(1)
	Number		%		Number	%	Number	%
Directors and Executive Officers:
Gary Wei Wang(2)	11,690,833		12.7
Suyang Zhang(3)	—		—
Hany Nada(4)	11,027,224		12.1
Sam Yung King Lai(5)		*		*
David M. Hand(6)	14,215,278		15.6
Seow Woon Kwong(7)	—		—
Ted Tak-Tai Lee(8)	—		—
Chun Liu(9)	—		—
All Directors and Executive Officers as a Group(10)	37,681,897		40.6

Principal Shareholders:
Crescent Peak, Ltd., Crescent P.E., Ltd. and Crescent Peak II Limited(11)	14,215,278		15.6
Sennett Investments (Mauritius) Pte Ltd(12)	19,384,853		21.3
First Easy Group Limited(13)	10,633,333		11.7
IDG Technology Venture Investment III, L.P. and IDG Technology Venture Investment IV, L.P.(14)	10,379,691		11.4
GGV II Delaware L.L.C.(15)	11,027,224		12.1
General Catalyst Group IV, L.P. and GC Entrepreneurs Fund IV, L.P.(16)	7,478,294		8.2
JAFCO Asia Technology Fund III(17)	4,843,008		5.3
Capital Today Investment IV Limited(18)	4,352,150		4.8
Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P.(19)	4,258,419		4.7

*	Less than 1%.
(1)	Assumes that the underwriters do not exercise the over-allotment option.
(2)	Represents 10,633,333 Class A ordinary shares held by First Easy Group Limited, a British Virgin Islands company ultimately owned by Mr. Wang’s family trust and 1,057,500 Class A ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus beneficially owned by Mr. Wang. First Easy Group Limited is a wholly-owned subsidiary of Arrow Lane Limited, a Bahamas incorporated company, which is in turn wholly-owned by Credit Suisse Trust Limited, as trustee of the Arrow Lane Trust. The Arrow Lane Trust was established by Mr. Wang for the benefits of him and his designated family member. Mr. Wang is the sole director of First Easy Group Limited and, as such, exercises voting power on behalf of First Easy Group Limited on all matters of Tudou requiring shareholder approval. In accordance with the SEC rules, Mr. Wang may be deemed to have voting and investment power with respect to all of the shares of Tudou held by First Easy Group Limited. Mr. Wang’s ex-wife recently initiated a lawsuit with a local court in Shanghai against Mr. Wang, claiming for her share of community property during their marriage which may involve a claim for part of the above shares. In April 2011, First Easy Group Limited transferred 666,667 ordinary shares, representing less than 1% of our current outstanding shares on an as-converted basis, to an independent third party. These ordinary shares will be redesignated as Class B ordinary shares upon the completion of this offering. The address for Mr. Wang is Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, People’s Republic of China.
(3)	The address for Mr. Zhang is Suite 1105, An Tai Mansion, 107 Zun Yi Road, Shanghai, 200051, People’s Republic of China.
(4)

Represents 4,117,648 Class B ordinary shares issuable upon conversion of 4,666,670 Series B preferred shares, 1,088,040 Class B ordinary shares issuable upon conversion of 1,088,040 Series C preferred shares, 3,052,271 ordinary shares Class B issuable upon conversion of 3,052,271 Series D preferred shares, and 1,846,177 Class B ordinary shares issuable upon conversion of 1,846,177 Series E preferred shares held by GGV II Delaware L.L.C., as well as 923,088 Class B ordinary shares issuable upon exercise of the warrants to purchase our Series E preferred shares held by GGV II Delaware L.L.C. and conversion of these Series E preferred shares. Mr. Nada disclaims beneficial ownership with respect to the shares held by GGV II Delaware L.L.C. except to the extent of his pecuniary interest therein. The address for Mr. Nada is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(5)	Represents Class B ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus beneficially owned by Mr. Lai. The address for Mr. Lai is Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, People’s Republic of China.
(6)	Represents 5,985,918 Class B ordinary shares issuable upon conversion of 5,985,918 Series D preferred shares held by Crescent Peak, Ltd., 5,460,095 Class B ordinary shares issuable upon conversion of 5,460,095 Series D preferred shares held by Crescent P.E., Ltd., and 1,846,177 Class B ordinary shares issuable upon conversion of 1,846,177 Series E preferred shares held by Crescent Peak II Limited, as well as 923,088 Class B ordinary shares issuable upon exercise of the warrants to purchase our Series E preferred shares held by Crescent Peak II Limited and conversion of these Series E preferred shares. The address for Mr. Hand is One Temasek Avenue, No. 20-01, Millenia Tower, Singapore 039192.
(7)	The business address for Mr. Seow is MediaCorp Pte Ltd., Caldecott Broadcast Center, Andrew Road, Singapore 299939.
(8)	The business address for Mr. Lee is Room 3303, No. 17, Lane 688 South Xi Zang Road, Shanghai 200011, Peoples’ Republic of China.
(9)	The business address for Mr. Liu is Phoenix Mansion, No. 165, Haidian Road, Haidian District, Beijing 100080, Peoples’ Republic of China.
(10)	Represents Class A and Class B ordinary shares and Class A and Class B ordinary shares issuable upon conversion of all preferred shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and warrants within 60 days of the date of this prospectus held by all of our directors and executive officers as a group.
(11)	Represents 5,985,918 Class B ordinary shares issuable upon conversion of 5,985,918 Series D preferred shares held by Crescent Peak, Ltd., 5,460,095 Class B ordinary shares issuable upon conversion of 5,460,095 Series D preferred shares held by Crescent P.E., Ltd., and 1,846,177 Class B ordinary shares issuable upon conversion of 1,846,177 Series E preferred shares held by Crescent Peak II Limited, as well as 923,088 Class B ordinary shares issuable upon exercise of the warrants to purchase our Series E preferred shares held by Crescent Peak II Limited and conversion of these Series E preferred shares. Each of Crescent Peak, Ltd., Crescent P.E., Ltd. and Crescent Peak II Limited is a limited liability company incorporated in the Cayman Islands. Crescent Point Management Ltd., which has the sole voting power and investment power over the shares held by Crescent Peak, Ltd., is ultimately controlled by David M. Hand and Sami A. Sindi. Crescent Point Investments Ltd., which has the sole voting power and investment power over the shares held by Crescent P.E., Ltd., is ultimately controlled by David M. Hand, Richard T. Scanlon and Sami A. Sindi. Crescent Peak II Limited is controlled, indirectly, by Crescent Peak II Investments Ltd., which in turn is controlled by David M. Hand and Richard T. Scanlon. The address for each of Crescent Peak, Ltd., Crescent P.E., Ltd. and Crescent Peak II Limited is One Temasek Avenue, No. 20-01, Millenia Tower, Singapore 039192.
(12)	Represents 12,923,236 Class B ordinary shares issuable upon conversion of 12,923,236 Series E preferred shares held by Sennett Investments (Mauritius) Pte Ltd, a private company limited by shares incorporated in Mauritius, as well as 6,461,617 Class B ordinary shares issuable upon exercise of the warrants to purchase our Series E preferred shares held by Sennett Investments (Mauritius) Pte Ltd and conversion of these Series E preferred shares. Sennett Investments (Mauritius) Pte Ltd is wholly-owned by Dunearn Investments (Mauritius) Pte Ltd which in turn is wholly-owned by Seletar Investments Pte Ltd. Seletar Investments Pte Ltd is wholly-owned by Temasek Capital (Private) Limited which in turn is wholly-owned by Temasek Holdings (Private) Limited. Temasek Holdings (Private) Limited is wholly-owned by the Government of Singapore through the Minister of Finance. The registered office address for Sennett Investments (Mauritius) Pte Ltd is IMM, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius, and the mailing address is 60B Orchard Road, #06-18 Tower 2, the Atrium@Orchard, Singapore 238891.
(13)	Represents 10,633,333 Class A ordinary shares held by First Easy Group Limited, a British Virgin Islands company ultimately owned by Mr. Wang’s family trust. See note (2) to this table for details of Mr. Wang’s family trust. The address for First Easy Group Limited is P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands.
(14)	Represents 6,000,000 Class B ordinary shares issuable upon conversion of 6,000,000 Series A preferred shares, 1,764,704 Class B ordinary shares issuable upon conversion of 2,000,000 Series B preferred shares, and 362,680 Class B ordinary shares issuable upon conversion of 362,680 Series C preferred shares held by IDG Technology Venture Investment III, L.P., a limited partnership incorporated under the laws of the State of Delaware, 1,144,601 Class B ordinary shares issuable upon conversion of 1,144,601 Series D preferred shares, and 738,471 Class B ordinary shares issuable upon conversion of 738,471 Series E preferred shares held by IDG Technology Venture Investment IV, L.P., a limited partnership incorporated under the laws of the State of Delaware, as well as 369,235 Class B ordinary shares issuable upon exercise of the warrants to purchase our Series E preferred shares held by IDG Technology Venture Investment IV, L.P. and conversion of these Series E preferred shares. The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC, which in turn is controlled by its managing members, Mr. Quan Zhou and Mr. Patrick J. McGovern. The general partner of IDG Technology Venture Investment IV, L.P. is IDG Technology Venture Investment IV, LLC, which in turn is controlled by its managing members, Mr. Quan Zhou and Mr. Patrick J. McGovern. Each of Mr. Zhou and Mr. McGovern disclaims beneficiary ownership with respect to the shares held by IDG Technology Venture Investment III, L.P. and IDG Technology Venture Investment IV, L.P. except to the extent of his pecuniary interest therein. The address for each of IDG Technology Venture Investment III, L.P. and IDG Technology Venture Investment IV, L.P. is Unit 1509, The Center, 99 Queen’s Road, Central, Hong Kong.
(15)

Represents 4,117,648 Class B ordinary shares issuable upon conversion of 4,666,670 Series B preferred shares, 1,088,040 Class B ordinary shares issuable upon conversion of 1,088,040 Series C preferred shares, 3,052,271 Class B ordinary shares issuable upon conversion of 3,052,271 Series D preferred shares, and 1,846,177 Class B ordinary shares issuable upon conversion of 1,846,177 Series E preferred shares held by GGV II Delaware L.L.C., a limited liability company incorporated under the laws of the State of Delaware, as well as 923,088 Class B ordinary shares issuable upon exercise of the warrants to purchase our Series E preferred shares held by GGV II

Delaware L.L.C. and conversion of these Series E preferred shares. The two members of GGV II Delaware L.L.C. are GGV II Entrepreneurs Fund L.P. and Granite Global Ventures II L.P., both of which are limited partnerships incorporated under the laws of the State of Delaware. Granite Global Ventures II L.L.C., a Delaware limited liability company, is the general partner of each of GGV II Entrepreneurs Fund L.P. and Granite Global Ventures II L.P. Hany Nada, Glenn Solomon, Scott Bonham, Joel Kellman, Thomas Ng, Jixun Foo and Hongwei Jenny Lee are the managing directors of Granite Global Ventures II L.L.C. Each managing director disclaims beneficial ownership with respect to the shares held by GGV II Delaware L.L.C. except to the extent of his pecuniary interest therein. The address for GGV II Delaware L.L.C. is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(16)	Represents 4,239,660 Class B ordinary shares issuable upon conversion of 4,239,660 Series C preferred shares, 1,858,361 Class B ordinary shares issuable upon conversion of 1,858,361 Series D preferred shares, and 791,322 Class B ordinary shares issuable upon conversion of 791,322 Series E preferred shares held by General Catalyst Group IV, L.P., a limited partnership incorporated under the laws of the State of Delaware, as well as 395,660 Class B ordinary shares issuable upon exercise of the warrants to purchase our Series E preferred shares held by General Catalyst Group IV, L.P. and conversion of these Series E preferred shares, and 112,490 Class B ordinary shares issuable upon conversion of 112,490 Series C preferred shares, 49,307 Class B ordinary shares issuable upon conversion of 49,307 Series D preferred shares, and 20,996 Class B ordinary shares issuable upon conversion of 20,996 Series E preferred shares held by GC Entrepreneurs Fund IV, L.P., a limited partnership incorporated under the laws of the State of Delaware, as well as 10,497 Class B ordinary shares issuable upon exercise of the warrants to purchase our Series E preferred shares held by GC Entrepreneurs Fund IV, L.P. and conversion of these Series E preferred shares. General Catalyst Partners IV, L.P. is the sole general partner of each of General Catalyst Group IV, L.P. and GC Entrepreneurs Fund IV, L.P. General Catalyst GP IV, LLC is the sole general partner of General Catalyst Partners IV, L.P. Each of Larry Bohn, David Fialkow, David Orfao and John Simon is a managing director of General Catalyst GP IV, LLC. Each of the managing directors disclaims beneficial ownership with respect to the shares held by General Catalyst Group IV, L.P. and GC Entrepreneurs Fund IV, L.P. except to the extent of his pecuniary interest therein. The address for General Catalyst Group IV, L.P. is 20 University Road, Suite 450 Cambridge, MA 02138, USA.
(17)	Represents 4,117,648 Class B ordinary shares issuable upon conversion of 4,666,670 Series B preferred shares and 725,360 Class B ordinary shares issuable upon conversion of 725,360 Series C preferred shares held by JAFCO Asia Technology Fund III, a limited liability company incorporated in the Cayman Islands. JAFCO Asia Technology Fund III is wholly owned by JAFCO Asia Technology Fund III L.P., a limited partnership established in the Cayman Islands. JAFCO Asia Technology Holdings III Limited, a Cayman Islands company and a wholly-owned subsidiary of JAFCO Investment (Asia Pacific) Ltd., is the sole general partner of JAFCO Asia Technology Fund III L.P. and controls the voting and investment power over the securities owned by JAFCO Asia Technology Fund III. JAFCO Asia Technology Holdings III Limited has appointed JAFCO Investment (Asia Pacific) Ltd. to manage JAFCO Asia Technology Fund III L.P., and voting and investment power over the securities owned by JAFCO Asia Technology Fund III is exercised by an investment committee and a listed portfolio divestment committee of JAFCO Investment (Asia Pacific) Ltd. Messrs. Hiroshi Yamada, Junitsu Uchikata, Jian Huan Zhu, Ching Ning Chow and Ui Chel Joung are members of such investment committee and Messrs. Yamada and Uchikata are members of such listed portfolio divestment committee. Each member of these committees may be deemed to have shared voting and investment power over the securities owned by JAFCO Asia Technology Fund III, and each such person disclaims beneficial ownership of the securities held by JAFCO Asia Technology Fund III, except to the extent of each person’s pecuniary interest therein. JAFCO Investment (Asia Pacific) Ltd. is wholly owned by JAFCO Co., Ltd., a public company listed on the Tokyo Stock Exchange. The address for JAFCO Asia Technology Fund III is c/o JAFCO Investment (Asia Pacific) Ltd., 6 Battery Road #42-01, Singapore 049909.
(18)	Represents 4,352,150 Class B ordinary shares issuable upon conversion of 4,352,150 Series C preferred shares held by Capital Today Investment IV Limited, a limited liability company incorporated in the British Virgin Islands. Capital Today Investment IV limited is controlled by Capital Today China Growth Fund, L.P., a limited partnership incorporated in the Cayman Islands. The general partner of Capital Today China Growth Fund, L.P. is Capital Today China Growth GenPar, Ltd., a Cayman Islands company, and the members of the investment committee of Capital Today China Growth GenPar, Ltd. are Xin Xu, Baoma Wen and Min Fang. Each of Xin Xu, Baoma Wen and Min Fang disclaims the beneficial ownership with respect to the shares held by Capital Today Investment IV limited except to the extent of his/her pecuniary interest therein. The registered address of Capital Today Investment IV Limited is 263 Main Street, P.O. Box 2196, Road Town, Tortola, British Virgin Islands.
(19)	Represents 3,442,579 Class B ordinary shares issuable upon conversion of 3,442,579 Series D preferred shares and 266,529 Class B ordinary shares issuable upon conversion of 266,529 Series E preferred shares held by Venrock Associates V, L.P., a limited partnership incorporated under the laws of the State of Delaware, as well as 133,264 Class B ordinary shares issuable upon exercise of the warrants to purchase our Series E preferred shares held by Venrock Associates V, L.P. and conversion of these Series E preferred shares, 291,873 Class B ordinary shares issuable upon conversion of 291,873 Series D preferred shares and 22,597 Class B ordinary shares issuable upon conversion of 22,597 Series E preferred shares held by Venrock Partners V, L.P., as well as 11,298 Class B ordinary shares issuable upon exercise of the warrants to purchase our Series E preferred shares held by Venrock Partners V, L.P. and conversion of these Series E preferred shares, and 80,885 Class B ordinary shares issuable upon conversion of 80,885 Series D preferred shares and 6,262 Class B ordinary shares issuable upon conversion of 6,262 Series E preferred shares held by Venrock Entrepreneurs Fund V, L.P., as well as 3,131 Class B ordinary shares issuable upon exercise of the warrants to purchase our Series E preferred shares held by Venrock Entrepreneurs Fund V, L.P. and conversion of these Series E preferred. Each of Venrock Management V, LLC, Venrock Partners Management V, LLC and VEF Management V, LLC is the general partner of Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P., respectively. The members of each of Venrock Management V, LLC, Venrock Partners Management V, LLC and VEF Management V, LLC is Brian Ascher, Michael Brooks, Anthony Evnin, Anders Hove, Bryan Roberts, Ray Rothrock, and Michael Tyrrell. Each of the members disclaims the beneficial ownership with respect to the shares held by Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P. except to the extent of his pecuniary interest therein. The address for Venrock Associates V, L.P. is 3340 Hillview Avenue, Palo Alto, 2494 Sand Hill Road, Suite 200, Menlo Park, CA 94304, USA025.

Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P., or collectively the Venrock Funds, and JAFCO Asia Technology Fund III have informed us that each of them is affiliated with a registered broker-dealer. Other than the Venrock Funds and JAFCO Asia Technology Fund III, we are not aware of any of our principal shareholders being affiliated with a registered broker-dealer. Each of the Venrock Funds and JAFCO Asia Technology Fund III has represented to us that it purchased our shares in the ordinary course of business and that, at the time of the purchase, it had no agreement or understandings, directly or indirectly, with any person to distribute our shares.

On April 22, 2009, Crescent Peak, Ltd. transferred 5,460,095 Series D preferred shares to its affiliate, Crescent P.E., Ltd. As of the date of this prospectus, 38.2% of our outstanding ordinary shares are held by record holders in the United States. None of our existing shareholders has different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Private Placements

In December 2005, StarCloud BVI issued 6,000,000 Series A preferred shares to IDG Technology Venture Investment III, L.P. for an aggregate consideration of US$0.5 million.

In May 2006, StarCloud BVI issued an aggregate of 11,333,340 Series B preferred shares for an aggregate consideration of US$8.5 million. The investors in this Series B preferred share private placement consisted of IDG Technology Venture Investment III, L.P., which purchased 2,000,000 shares, GGV II Delaware L.L.C., which purchased 4,666,670 shares, and Jafco Asia Technology Fund III, which purchased 4,666,670 shares.

In April 2007, StarCloud BVI issued an aggregate of 13,781,800 Series C preferred shares for an aggregate consideration of US$19 million. The investors in this Series C preferred share private placement consisted of General Catalyst Group IV, L.P., which purchased 4,239,660 shares, GC Entrepreneurs Fund IV, L.P., which purchased 112,490 shares, Capital Today Investment IV Limited, which purchased 4,352,150 shares, GGV II Delaware L.L.C., which purchased 1,088,040 shares, Jafco Asia Technology Fund III, which purchased 725,360 shares, IDG Technology Venture Investment III, L.P., which purchased 362,680 shares, KTB China Optimum Fund, which purchased 2,176,060 shares, and CA-JAIC China Internet Fund, which purchased 725,360 shares.

In April and June 2008, StarCloud BVI issued an aggregate of 21,671,117 Series D preferred shares for an aggregate consideration of US$56.8 million. The investors in this Series D preferred share private placement consisted of Crescent Peak Limited, which purchased 11,446,013 shares, Venrock Associates V, L.P., which purchased 3,442,579 shares, Venrock Partners V, L.P., which purchased 291,873 shares, Venrock Entrepreneurs Fund V, L.P., which purchased 80,885 shares, GGV II Delaware L.L.C., which purchased 3,052,271 shares, General Catalyst Group IV, L.P., which purchased 1,858,361 shares, GC Entrepreneurs Fund IV, L.P., which purchased 49,307 shares, IDG Technology Venture Investment IV, L.P., which purchased 1,144,601 shares, and CA-JAIC China Internet Fund, which purchased 305,227 shares.

In March 2010, certain shareholders of StarCloud BVI or their affiliates, namely, Crescent Peak II Limited, GC Entrepreneurs Fund IV, L.P., General Catalyst Group IV, L.P., GGV II Delaware L.L.C., IDG Technology Venture Investment IV, L.P., Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P. lent a convertible loan in the aggregate amount of US$15 million to StarCloud BVI pursuant to a Senior Convertible Loan Agreement by and among StarCloud BVI and these lenders. Subject to the terms and conditions provided in this convertible loan agreement, the lenders may, at their sole discretion, convert the outstanding amount of the loan into certain number of Series D or Series E preferred shares of StarCloud BVI. In relation to the convertible loan and the Series E preferred shares private placement, StarCloud BVI issued certain warrants to the above lenders and Sennett Investments (Mauritius) Pte Ltd. to purchase Series D or Series E preferred shares of StarCloud BVI, see “Description of Share Capital—History of Securities Issuances—Warrants.”

In July 2010, StarCloud BVI issued an aggregate of 18,461,767 Series E preferred shares and warrants to purchase 6,461,614 Series E preferred shares for the conversion of the convertible loan described above and an additional consideration of US$35 million. The above convertible loan agreement was terminated upon the completion of the Series E preferred shares private placement. The investors in this Series E preferred share private placement consisted of Crescent Peak II Limited, which purchased 1,846,177 shares, Venrock Associates V, L.P., which purchased 266,529 shares, Venrock Partners V, L.P., which purchased 22,597 shares, Venrock Entrepreneurs Fund V, L.P., which purchased 6,262 shares, GGV II Delaware L.L.C., which purchased 1,846,177 shares, General Catalyst Group IV, L.P., which purchased 791,322 shares, GC Entrepreneurs Fund IV, L.P., which purchased 20,996 shares, IDG Technology Venture Investment IV, L.P., which purchased 738,471 shares, and Sennett Investments (Mauritius) Pte Ltd., which purchased 12,923,236 shares.

Contractual Arrangements

As to our contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi, and their respective shareholders, please see “Corporate History and Structure—Our Corporate Structure” for a description of these contractual arrangements.

As part of our contractual arrangements with Quan Toodou and one of its shareholders, Mr. Gary Wei Wang, our founder, chairman and chief executive officer, we extended interest-free loans to Mr. Wang, who used these loans to make contribution to the registered capital of Quan Toodou. As of December 31, 2008 and 2009 and 2010, the outstanding loans to Mr. Wang totaled RMB19.0 million, RMB28.5 million and RMB47.5 million (US$7.0 million), respectively. The largest aggregate amount of the outstanding loans to Mr. Wang during the period covered was RMB47.5 million (US$7.0 million). As of the date of this prospectus, the outstanding loans to Mr. Wang totaled RMB47.5 million (US$7.0 million).

Employment Agreement

See “Management—Employment Agreements.”

Share Incentives

See “Management—Share Incentive Plan.”

Share Swap

As part of our corporate restructuring in anticipation of this offering, we issued shares to all existing shareholders of StarCloud BVI in exchange for all shares of equivalent classes that these shareholders previously held in StarCloud BVI in September 2010. As a result, Tudou Holdings Limited became our holding company, and StarCloud BVI became a wholly owned subsidiary of Tudou Holdings Limited.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below. Our registered office is in the Cayman Islands located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As of the date of this prospectus, our authorized share capital consists of 10,000,000,000 shares, comprised of (i) 9,928,751,976 ordinary shares, each with a par value of US$0.0001, of which 12,000,000 of ordinary shares are issued and outstanding; (ii) 6,000,000 Series A redeemable convertible preferred shares authorized, each with a par value of US$0.0001, of which 6,000,000 of such shares are issued and outstanding; (iii) 11,333,340 Series B redeemable convertible preferred shares authorized, each with a par value of US$0.0001, of which 11,333,340 of such shares are issued and outstanding; (iv) 13,781,800 Series C redeemable convertible preferred shares authorized, each with a par value of US$0.0001, of which 13,781,800 of such shares are issued and outstanding; (v) 21,671,117 Series D redeemable convertible preferred shares authorized, each with a par value of US$0.0001, of which 21,671,117 of such shares are issued and outstanding; and (vi) 18,461,767 Series E redeemable convertible preferred shares authorized, each with a par value of US$0.0001, of which 18,461,767 of such shares are issued and outstanding. Upon completion of this offering, all of our issued and outstanding Series A, Series B, Series C, Series D and Series E redeemable convertible preferred shares will automatically convert into ordinary shares.

On October 28, 2010, we adopted our new amended and restated memorandum and articles of association, or New Articles, which will become effective upon the completion of this offering and replace the current memorandum and articles of association in its entirety and our authorized share capital will consist of 10,000,000,000 shares, of which (i) 12,357,500 are designated as Class A ordinary shares, (ii) 9,977,642,500 are designated as Class B ordinary shares, and (iii) 10,000,000 are designated as preferred shares, each with a par value of US$0.0001. The following are summaries of material provisions of our or New Articles and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the completion of this offering.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Conversion of Class A Ordinary Shares

Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any pledge or transfer of Class A ordinary shares by a holder thereof, which is controlled by Mr. Gary Wei Wang, our chairman, founder and chief executive officer, to any person or entity which is not an affiliate of such holder (as defined in our New Articles), such Class A ordinary shares will be automatically and immediately converted into the equal number of Class B ordinary shares. In addition, if Mr. Gary Wei Wang ceases to be employed by us as chief executive officer, each issued and outstanding Class A ordinary share will be automatically and immediately converted into one Class B ordinary share.

Voting Rights

All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to four votes, and each Class B ordinary share is entitled to one vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded by the chairman of our board of directors or by any shareholder holding at least ten percent of the shares given a right to vote at the meeting present in person or by proxy.

A quorum is required for a meeting of shareholders. At least two shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum. Although not required by the Companies Law or our New Articles, we expect to hold shareholders’ meetings are held annually and such meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate at least ten percent of our ordinary shares. At least seven days advanced notice is required prior to convening our annual general meeting and other shareholders meetings.

An ordinary resolution of the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting to pass. A special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the ordinary shares cast in a general meeting to pass. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our New Articles.

Transfer of Ordinary Shares

Subject to the restrictions of our New Articles, as applicable, any of our shareholders may transfer all or any of such shareholder’s ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the ordinary shares transferred are free of any lien in favor of us; or

•	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as the directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send notice of such refusal to both the transferor and transferee. The registration of transfers may, on 14 days’ notice, given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital in connection with the winding up of our company or otherwise (other than in connection with conversion, redemption or purchase of ordinary shares), assets available for distribution to the holders of ordinary shares shall be distributed among them on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time call upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. Ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may under the terms of our New Articles to be adopted upon the completion of this offering:

•

issue ordinary shares on terms that they are to be redeemed or are liable to be redeemed at our option or at the option of the shareholders thereof, on such terms and in such manner as we may be determined, before the issue of such ordinary shares, by our board of directors or by a special resolution of our shareholders determine;

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purchase our own ordinary shares (including any redeemable shares) on such terms and in such manner as we may determine and agree with our the shareholders and otherwise in the manner set out in our New Articles; and

•	make a payment in respect of the redemption or purchase of our own ordinary shares in any manner authorized by the Companies Law, including out of our capital.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of two-thirds of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by our memorandum or association; and

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cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law and our New Articles with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares

Our New Articles authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our New Articles authorize our board of directors to establish from time to time one or more classes or series of preferred shares and to determine, with respect to any class or series of preferred shares, the terms and rights of that class or series, including:

•	the designation of the class or series;

•	the number of shares of the class or series;

•	the dividend rights, conversion rights and voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent there are available authorized but unissued shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Actions Requiring the Approval of a Supermajority of Our Board of Directors

Under our New Articles, the following actions require the approval of a supermajority of at least two-thirds of our board of directors, including:

•	the appointment or removal of either our chief executive officer or chief financial officer;

•	any anti-takeover action in response to a takeover attempt;

•	any merger resulting in our shareholders immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;

•	the sale or transfer of all or substantially all of our assets; and

•	any change in the number of directors on our board of directors, subject to certain limitations as set out in our New Articles.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company registered in the Cayman Islands that conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below, an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	register of members is not open to inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

Under the Companies Law, the liability of the members of a “limited liability” company formed under the Companies Law may be limited to the amount, if any, unpaid on the shares respectively held by them, provided that the memorandum of association contains a declaration that the liability of its members is so limited. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We intend to comply with NASDAQ rules, in lieu of following home country practice after the closing of our initial public offering. NASDAQ rules require that every company traded on NASDAQ hold an annual general meeting of shareholders. In addition, our New Articles, which, upon receiving the requisite shareholder approval, are expected to become effective immediately upon the closing of this offering, will allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in such articles. We believe that the differences with respect to our being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors—Risks Relating to This Offering.”

Differences in Corporate Law

The Companies Law is modeled after English companies legislation but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (i) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (ii) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, statutory provisions facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the dual majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected (within four months after the making of the offer), the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought under Cayman Islands laws but were unsuccessful for technical reasons. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge certain acts there are exceptions to the foregoing principle, including the following:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be duly effected if authorized by a special or ordinary resolution that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as a provision purporting to provide indemnification against civil fraud or the consequences of committing a crime. Our New Articles permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such unless such losses or damages arise from dishonesty, fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our New Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in Our New Articles

Some provisions of our New Articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our New Articles, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously thought that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved away from this subjective standard and towards an objective, reasonable director standard with regard to the required skill and care and these authorities, objective approach is likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation. The Cayman Islands Companies Law and our New Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals and Shareholder Meetings

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our New Articles allow our shareholders holding not less than 10.0% of the paid up voting share capital of the company to require the company to call a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our New Articles require us to call such meetings. Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our New Articles allow our shareholders holding not less than one-third of our voting share capital to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our New Articles provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the rules of NASDAQ.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our New Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our New Articles, directors can be removed without cause, but only by the vote of holders of two-thirds of our shares, cast at a general meeting, or by the unanimous written resolution of all shareholders, or with cause, by the ordinary resolution or the unanimous written resolution of all shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or has owned 15.0%

or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our New Articles, our company may be dissolved, liquidated or wound up by a special resolution, or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our New Articles, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of two-thirds of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that classvote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution of all shareholders of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies lLaw, our New Articles may only be amended with by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our New Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, no provisions in our New Articles govern the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances since our inception.

Ordinary Shares

In November 2005, StarCloud BVI issued 2,825,000 and 175,000 shares to Mr. Gary Wei Wang and Mr. Marc Christriaen van der Chijs, respectively, with respect to our inception.

In December 2005, StarCloud BVI repurchased 1,695,000 and 105,000 shares from Mr. Gary Wei Wang and Mr. Marc Christriaen van der Chijs, respectively, according to their respective then shareholding proportion in our company.

In anticipation of this offering, Tudou Holdings Limited issued its ordinary shares to the existing holders of ordinary shares of StarCloud BVI in exchange for all of the outstanding ordinary shares of StarCloud BVI in September 2010.

Preferred Shares

In December 2005, StarCloud BVI issued in a private placement 6,000,000 shares of Series A preferred shares to IDG Technology Venture Investment III, L.P. at a price of US$0.083 per share.

In May 2006, StarCloud BVI issued in a private placement an aggregate of 11,333,340 shares of Series B preferred shares at a price of US$0.75 per share. The investors in our Series B preferred share private placement consisted of IDG Technology Venture Investment III, L.P., which purchased 2,000,000 shares, GGV II Delaware L.L.C., which purchased 4,666,670 shares, and JAFCO Asia Technology Fund III, which purchased 4,666,670 shares. The conversion rate of our Series B preferred shares was 1.13:1, according to the provisions in our memorandum and articles of association effective prior to the effectiveness of the registration statement.

In April 2007, StarCloud BVI issued in a private placement an aggregate of 13,781,800 shares of Series C preferred shares at a price of US$1.38 per share. The investors in our Series C preferred share private placement consisted of General Catalyst Group IV, L.P., which purchased 4,239,660 shares, GC Entrepreneurs Fund IV, L.P., which purchased 112,490 shares, Capital Today Investment IV Limited, which purchased 4,352,150 shares, GGV II Delaware L.L.C., which purchased 1,088,040 shares, JAFCO Asia Technology Fund III, which purchased 725,360 shares, IDG Technology Venture Investment III, L.P., which purchased 362,680 shares, KTB China Optimum Fund, which purchased 2,176,060 shares and CA-JAIC China Internet Fund, which purchased 725,360 shares.

In April and June 2008, StarCloud BVI issued in a private placement an aggregate of 21,671,117 shares of Series D preferred shares at a price of US$2.62 per share. The investors in our Series D preferred share private placement consisted of Crescent Peak Limited, which purchased 11,446,013 shares, Venrock Associates V, L.P., which purchased 3,442,579 shares, Venrock Partners V, L.P., which purchased 291,873 shares, Venrock Entrepreneurs Fund V, L.P., which purchased 80,885 shares, GGV II Delaware L.L.C., which purchased 3,052,271 shares, General Catalyst Group IV, L.P., which purchased 1,858,361 shares, GC Entrepreneurs Fund IV, L.P., which purchased 49,307 shares, IDG Technology Venture Investment IV, L.P., which purchased 1,144,601 shares, and CA-JAIC China Internet Fund, which purchased 305,227 shares.

In July 2010, StarCloud BVI issued an aggregate of 18,461,767 Series E preferred shares at a price of US$2.71 per share. The investors in this Series E preferred share private placement consisted of Crescent Peak II Limited, which purchased 1,846,177 shares, Venrock Associates V, L.P., which purchased 266,529 shares, Venrock Partners V, L.P., which purchased 22,597 shares, Venrock Entrepreneurs Fund V, L.P., which purchased 6,262 shares, GGV II Delaware L.L.C., which purchased 1,846,177 shares, General Catalyst

Group IV, L.P., which purchased 791,322 shares, GC Entrepreneurs Fund IV, L.P., which purchased 20,996 shares, IDG Technology Venture Investment IV, L.P., which purchased 738,471 shares, and Sennett Investments (Mauritius) Pte Ltd., which purchased 12,923,236 shares.

In anticipation of this offering, Tudou Holdings Limited issued its preferred shares with the same terms to the existing holders of preferred shares of StarCloud BVI in exchange for all of the outstanding preferred shares of StarCloud BVI in September 2010.

Warrants

In relation to a convertible loan with an aggregate of US$15 million lent to us, in March 2010, StarCloud BVI issued warrants to Crescent Peak II Limited, GC Entrepreneurs Fund IV, L.P., General Catalyst Group IV, L.P., GGV II Delaware L.L.C., IDG Technology Venture Investment IV, L.P., Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P. to purchase up to US$2.5 million, US$28.4 thousand, US$1.1 million, US$2.5 million, US$1.0 million, US$0.4 million, US$30.6 thousand and US$8.5 thousand of Series E preferred shares, respectively. The exercise price will be the purchase price of Series E preferred shares since the Series E preferred shares private placement occurred in July 2010. Except for Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P., the holders of these warrants have executed and delivered to us notices of exercise, pursuant to which all of their warrants will be exercised immediately prior to the completion of this offering. Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P. have also executed and delivered to us notice of exercise, pursuant to which all of their warrants will be exercised immediately prior to the completion of this offering, provided that the public issuance price of the Class B ordinary shares during this offering is no less than the exercise price of the warrants.

In relation to the Series E preferred share private placement in July 2010, StarCloud BVI issued warrants to Sennett Investments (Mauritius) Pte Ltd. to purchase up to US$17.5 million of Series E preferred shares. The exercise price was US$2.71 per share. Sennett Investments (Mauritius) Pte Ltd. has executed and delivered to us a notice of exercise, pursuant to which all the warrants held by it will be exercised immediately prior to the completion of this offering.

In anticipation of this offering, in exchange for all of the outstanding warrants to purchase preferred shares of StarCloud BVI, Tudou Holdings Limited issued, to holders of these warrants, warrants to purchase corresponding number of its preferred shares with the same terms in September 2010.

Share Options

See “Management—Share Incentive Plan.”

Registration Rights

Pursuant to our the shareholders’ agreement entered into in June 2008, we granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or to be issued upon conversion of our preferred shares, ordinary shares issued as a dividend, or any other ordinary shares owned or acquired by purchasers of our preferred shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders of at least 20% of registrable securities have the right to demand in writing, at any time after six months following the completion of this initial public offering, that we file a registration statement to register their registrable securities. We, however, are not obligated to effect a demand registration if, among other things, we have already effected one registration pursuant to the same demand registration rights or on Form S-3 or Form F-3 within the six month period preceding the date of such request. We are not obligated to effect more than three demand registrations. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any twelve month period and cannot register an other shares during such 90 days period. Further, the underwriters of any underwritten offering may in good faith reduce on a pro rata basis the number of shares having registration rights to be included in the registration statement, subject to certain limitation.

Form S-3 or Form F-3 Registration Rights. Holders of registrable securities then outstanding have the right to request that we file a registration statement on Form F-3 or Form S-3. We, however, are not obligated to effect such registration if (i) Form S-3 or Form F-3 is not available for such offering by the holders of registrable securities, (ii) the aggregate anticipated price of such offering is less than US$1,000,000, (iii) we have, within six months period preceding the date of such request, already effected a registration where the holders of registrable securities have piggyback rights, (iv) we have, within 12 months period preceding the date of such request, already effected more than two registrations, or (v) in any jurisdiction we would be required to qualify to do business or to execute a consent to service or profess in effecting such registration. We may defer filing of a registration statement on Form F-3 or Form S-3 no more than once during any twelve month period for up to 90 days if our board of directors determines in good faith that filing such a registration statement will be materially detrimental to us and our shareholders, provided that we cannot register any other shares during such 90 day period. Further, the underwriters of any underwritten offering may in good faith reduce on a pro rata basis the number of shares having registration rights to be included in the registration statement, subject to certain limitation.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than pursuant to a demand registration right or an S-3 or F-3 registration statement, or relating to an employee benefit plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities. The underwriters of any underwritten offering may in good faith allocate the shares to be included in the registration statement first to us, and second to each of the requesting holders of registrable securities on a pro rata basis, as long as (i) the number of registrable securities included in an such registration is not reduced below 25% of the aggregate number of shares of registrable securities for which inclusion has been requested, and (ii) all shares that are not registrable securities and are held by any other person are first excluded.

Expenses of Registration. All registration expenses incurred in connection with any demand, piggyback or S-3/F-3 registration, other than any underwriting discounts and selling commissions, shall be borne by us.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent [—] Class B ordinary shares (or a right to receive [—] shares) deposited with the principal [—] office of [—], as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depositary Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided on page 169.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

•

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of Cayman Islands and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as described in the following paragraph.

If we asked for your instructions but the depositary does not receive your instructions by the cutoff date it sets, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs as to all matters at shareholders’ meetings unless:

•	we instructed the depositary we do not wish to receive a discretionary proxy;

•	we informed the depositary that there is substantial opposition to the particular matter; or

•	the particular matter would have a material adverse impact on shareholders.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

If we ask for your voting instructions, we will give the depositary notice of the meeting and details of the matters to be voted upon at least 30 days prior to the meeting date and the depositary is expected to distribute to the registered holders of ADSs, at least seven days prior to an upcoming shareholders’ meeting, any notice of a shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADS.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•   Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•   Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•    Change the nominal or par value of our shares

•    Reclassify, split up or consolidate any of the deposited securities

•    Distribute securities on the shares that are not distributed to you

•    Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares unless requested by us to cease doing so. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those

ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement shall not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs, we will have [—] outstanding ADSs representing approximately [—] % of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on NASDAQ, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

Our directors, executive officers and principal shareholders have signed lock-up agreements under which they have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances described in “Underwriting.” After the expiration of the lock-up period, the ordinary shares or ADSs held by our directors, executive officers or existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act, or Rule 144, or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1.0% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately              ordinary shares immediately after this offering, or             shares if the underwriters exercise their option to purchase additional ADSs in full; and

•	the average weekly trading volume of our ADSs on the NASDAQ during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. The manner-of-sale provisions require the securities to be sold either in “brokers’ transactions” as such term is defined under the Securities Act, through transactions directly with a market maker as such term is defined under the Exchange Act or through a riskless principal transactions as described in Rule 144. In addition, the manner-of-sale provisions require the person selling the securities not to solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction or make any payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities. If the amount of securities to be sold in reliance upon Rule 144 during any period of three months exceeds 5,000 shares or other units or has an aggregate sale price in excess of US$50,000, three copies of a notice on Form 144 should be filed with the SEC. If such securities are admitted to trading on any national securities exchange, one copy of such notice also shall be transmitted to the principal exchange on which such securities are admitted. The Form 144 should be signed by the person for whose account the securities are to be sold and should be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities or the execution directly with a market maker of such a sale.

Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their shares satisfying the requirements of Rule 701 under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following are the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares. This summary is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent the discussion relates to matters of Cayman Islands tax law, it constitutes the opinion of Maples and Calders, our Cayman Islands counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—United States Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our U.S. counsel, as to the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or the Class B ordinary shares to which such ADSs relate.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The new EIT Law, and the implementation regulations for the new EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The new EIT Law created a new “resident enterprise” classification, which, if applied to us, will treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for enterprise income tax purposes. Under the new EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory may be deemed by the PRC tax authorities as PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the detailed implementation rules of the new EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and assets of the enterprise. Currently, there is no detailed interpretation or implementation of the new EIT Law or its implementation regulation in respect of the criteria for determination of the location of “de facto management bodies” for overseas incorporated enterprises with indirect shareholders being individual PRC residents like our Company. Therefore, it is unclear whether the PRC tax authority would require or permit us to be treated as PRC resident enterprise. If we are treated as a resident enterprise, we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our shareholders that are non-PRC resident enterprises as well as capital gains recognized by them with respect to the sale of our shares may be subject to a PRC withholding tax. Further, PRC enterprise income tax will also be applicable to the income of a “non-resident enterprise,” which does not have an establishment or place of business in China or which has an establishment or place of business in China but has income not effectively connected with such establishment or place of business, to the extent such income is derived from sources within the PRC. The consequences of such treatment may include a 10% withholding tax applicable to our non-PRC enterprise shareholders which are “non-resident enterprises”, unless otherwise reduced by relevant tax treaties. Specifically, a 10% withholding tax may be imposed on dividends payable to such non-PRC enterprise shareholders and with respect to gains derived by such non-PRC enterprise shareholders from disposition of our ordinary shares or ADSs, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes or if such dividends or gains are otherwise determined to be derived from sources within China. See “Risk Factors—Risks Relating to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and—Dividends payable by us to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to taxes under PRC tax laws.”

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or the Class B ordinary shares to which such ADSs relate. This discussion applies only to U.S. Holders that hold the ADSs or such ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; and

•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individuals U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt of the distribution by the depositary (if you hold ADSs) or by you (if you hold ordinary shares), but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) the ADSs, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ, as our ADSs are expected to be. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income.”

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the composition of our income and assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. While it is not clear, we believe the contractual arrangements between us and our affiliated entities should be treated as ownership of stock for purposes of applying these rules.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. Your adjusted basis in the ADSs or ordinary shares would be increased by the gain recognized, and a new holding period would begin for the ADSs or ordinary shares for purposes of the PFIC rules. You would not recognize any loss incurred on the deemed sale, and such a loss would not result in a reduction in basis in the ADSs or ordinary shares. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. With respect to distributions, if you make a mark-to-market election, you will not be subject to the “excess distribution” regime described above, but the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares)” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect our ADSs will be listed on NASDAQ, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are listed on NASDAQ and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. Holder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information reporting and backup withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Additional reporting requirements

For taxable years beginning after March 18, 2010, certain U.S. Holders who are individuals are required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ADSs and ordinary shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as representatives, the following respective numbers of shares of ADSs:

Underwriter	Number of ADSs
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Oppenheimer & Co. Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering, if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase up to             additional ADSs from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per ADS. The underwriters and selling group members may allow a discount of $             per ADS on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ADSs being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the

16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. waives, in writing, such an extension.

Our officers, directors, existing shareholders and holders of options that vest within 180 days of the date of this prospectus have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, enter into a transaction that would have the same effect, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares within the meaning of Section 16 of the Exchange Act, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, whether any of these transactions are to be settled by delivery of our ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, to establish, increase, liquidate or decrease any such position, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. waives, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the ADSs on NASDAQ under the symbol “TUDO.”

Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs will be determined by agreement between us and the underwriters. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADS originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NASDAQ or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in investment banking and/or commercial banking transactions with us and our affiliates. They receive customary fees and commissions for these services.

The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005, United States.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Canada. The ADSs may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made and only by a dealer duly registered under applicable laws in circumstances where an exemption from applicable registered dealer registration requirements is not available.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to any member of the public in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

(a)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

(d)	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Japan. The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong. The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

(a)	a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)	to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

People’s Republic of China. This prospectus will not be circulated or distributed in the PRC and the ADSs will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Directed Share Program

The underwriters have reserved for sale at the initial public offering price up to              ADSs for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of ADSs available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses (including relevant taxes), excluding underwriting discounts, expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the NASDAQ listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	US$	8,556
NASDAQ listing fee		12,500
Financial Industry Regulatory Authority Inc. filing fee		12,500
Printing and engraving expenses		300,000
Legal fees and expenses		2,000,000
Accounting fees and expenses		450,000
Miscellaneous		850,000

Total	US$	3,633,556

LEGAL MATTERS

Certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Latham & Watkins. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by O’Melveny & Myers LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by King & Wood. Latham & Watkins may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Fangda Partners with respect to matters governed by PRC law. O’Melveny & Myers LLP may rely upon King & Wood with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Tudou Holdings Limited as of December 31, 2008, 2009 and 2010, and for each of three years in the period ended December 31, 2010, included in this Prospectus, have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

The offices of PricewaterhouseCoopers are located at 11F, PricewaterhouseCoopers Center, 202 Hu Bin Road, Luwan District, Shanghai 200021, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CONVENTIONS USED IN THIS PROSPECTUS

Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents Class B ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“shares” or “ordinary shares” are to our Class A or Class B ordinary shares, par value US$0.0001 per share;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our company” and “our” are to Tudou Holdings Limited and its consolidated subsidiaries and VIEs.

Unless otherwise indicated, information in this prospectus: (i) assumes that the underwriters do not exercise their option to purchase up to an aggregate of              additional ADSs representing              Class B ordinary shares from us, and (ii) does not include 12,240,118 ordinary shares, consisting of 1,057,500 Class A and 11,182,618 Class B ordinary shares, issuable upon exercise of outstanding options or reserved for future issuance under our share incentive plans.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, all translation of financial data from Renminbi into U.S. dollars in this prospectus has been made at the noon buying rate in effect on December 31, 2010, which was RMB6.6000 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Relating to Our Business and Our Industry—Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign exchange losses and to adversely impact our profitability.” On April 22, 2011, the noon buying rate was RMB6.5067 to US$1.00.

TUDOU HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tudou Holdings Limited:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, changes in shareholders’ deficits and cash flows present fairly, in all material respects, the financial position of Tudou Holdings Limited (the “Company”) and its subsidiaries at December 31, 2008, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 in the consolidated financial statement, the Company changed the application of accounting principle with respect to share-based compensation and restated its consolidated financial statements for revenue recognition for the two years ended December 31, 2008 and 2009.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 29, 2011

TUDOU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in RMB unless otherwise stated)

	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2010	December 31, 2010 Pro-forma Unaudited	December 31, 2010 Pro-forma Unaudited
	RMB	RMB	RMB	US$	RMB	US$
				(Note 2 (aa))	(Note 19)	(Note 2 (aa) and (19))
ASSETS
Current assets:
Cash and cash equivalents	260,769,033	62,034,418	263,150,775	39,871,330	426,069,214	64,555,941
Restricted cash	—	—	66,227,000	10,034,394	66,227,000	10,034,394
Short term investments	11,312,175	84,211,616	5,837,246	884,431	5,837,246	884,431
Accounts receivable, net	23,703,470	71,108,517	243,033,349	36,823,235	243,033,349	36,823,235
Prepayments and other current assets	4,694,521	6,156,487	28,299,804	4,287,849	28,299,804	4,287,849
Prepayment for investment	3,000,000	—	—	—	—	—
Premium content licensed	—	—	1,070,902	162,258	1,070,902	162,258
Content produced	—	—	6,562,500	994,318	6,562,500	994,318

Total current assets	303,479,199	223,511,038	614,181,576	93,057,815	777,100,015	117,742,426
Equipment	36,220,180	39,491,964	46,405,816	7,031,184	46,405,816	7,031,184
Intangible assets	—	—	1,626,290	246,408	1,626,290	246,408
Other assets	—	—	4,353,859	659,674	4,353,859	659,674
Premium content licensed	—	—	32,174,634	4,874,945	32,174,634	4,874,945

Total assets	339,699,379	263,003,002	698,742,175	105,870,026	861,660,614	130,554,637

LIABILITIES
Current liabilities:
Accounts payable	10,753,221	20,883,017	66,812,485	10,123,104	66,812,485	10,123,104
Business taxes payable	1,124,805	5,354,230	21,158,672	3,205,859	21,158,672	3,205,859
Short-term loan	—	—	61,243,510	9,279,320	61,243,510	9,279,320
Accrued liabilities and other payables	21,932,107	64,131,312	134,990,897	20,453,166	134,990,897	20,453,166
Share-based compensation liability	18,054,629	29,576,979	134,153,348	20,326,265	134,153,348	20,326,265

Total current liabilities	51,864,762	119,945,538	418,358,912	63,387,714	418,358,912	63,387,714
Warrant liabilities	—	—	154,039,611	23,339,335	2,464,616	373,427

Total liabilities	51,864,762	119,945,538	572,398,523	86,727,049	420,823,528	63,761,141

Commitments and contingencies (Note 16)

TUDOU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2010	December 31, 2010 Pro-forma Unaudited	December 31, 2010 Pro-forma Unaudited
	RMB	RMB	RMB	US$	RMB	US$
				(Note 2 (aa))	(Note 19)	(Note 2 (aa) and 19)
Mezzanine equity
Series A redeemable convertible preferred shares, US$0.0001 par value; 6,000,000 shares authorized, 6,000,000 shares issued and outstanding as of December 31, 2008, 2009 and 2010, respectively; none outstanding on a pro-forma basis as of December 31, 2010 (Liquidation value: US$749,970 as of December 31, 2008, 2009 and 2010)	5,908,845	6,756,804	7,381,256	1,118,372	—	—
Series B redeemable convertible preferred shares, US$0.0001 par value; 11,333,340 shares authorized, 11,333,340 shares issued and outstanding as of December 31, 2008, 2009 and 2010, respectively; none outstanding on a pro-forma basis as of December 31, 2010 (Liquidation value: US$16,999,970 as of December 31, 2008, 2009 and 2010)	58,093,997	58,039,597	56,292,851	8,529,220	—	—
Series C redeemable convertible preferred shares, US$0.0001 par value; 13,781,800 shares authorized, 13,781,800 shares issued and outstanding as of December 31, 2008, 2009 and 2010, respectively; none outstanding on a pro-forma basis as of December 31, 2010 (Liquidation value: US$38,000,000 as of December 31, 2008, 2009 and 2010)	129,857,400	129,735,800	125,831,300	19,065,348	—	—
Series D redeemable convertible preferred shares, US$0.0001 par value; 21,671,117 shares authorized, 21,671,117 shares issued and outstanding as of December 31, 2008, 2009 and 2010, respectively; none outstanding on a pro-forma basis as of December 31, 2010 (Liquidation value: US$85,200,000 as of December 31, 2008, 2009 and 2010)	388,205,280	387,841,760	376,169,360	56,995,358	—	—
Series E redeemable convertible preferred shares, US$0.0001 par value; 18,461,767 shares authorized, 18,461,767 shares issued and outstanding as of December 31, 2010; none outstanding on a pro-forma basis as of December 31, 2010 (Liquidation value: US$ 75,000,000 as of December 31, 2010)	—	—	351,402,129	53,242,747	—	—

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 9,928,751,976 shares authorized, 12,000,000 shares issued and outstanding as of December 31, 2008, 2009 and 2010, respectively; 11,300,000 Class A ordinary shares and 79,697,869 Class B ordinary shares outstanding on a pro-forma basis as of December 31, 2010)	9,700	9,700	9,700	1,470	62,018	9,397
Additional paid-in capital	87,332	87,332	11,054,330	1,674,898	1,242,572,342	188,268,535
Accumulated deficits	(294,327,937)	(439,413,529)	(801,797,274)	(121,484,436)	(801,797,274)	(121,484,436)

Total shareholders’ equity/(deficits)	(294,230,905)	(439,316,497)	(790,733,244)	(119,808,068)	440,837,086	66,793,496

Total liabilities and shareholders’ equity/(deficits)	339,699,379	263,003,002	698,742,175	105,870,026	861,660,614	130,554,637

The accompanying notes are an integral part of these consolidated financial statements.

TUDOU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in RMB unless otherwise stated)

	For the Year Ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	Restated	Restated		(Note 2 (aa))

Revenues	29,763,224	100,805,799	329,453,609	49,917,213
Less: Sales taxes	(3,543,014)	(11,658,458)	(43,195,533)	(6,544,778)

Net revenues	26,220,210	89,147,341	286,258,076	43,372,435
Cost of revenues*	(143,331,460)	(127,182,087)	(226,399,229)	(34,302,913)

Gross profit (loss)	(117,111,250)	(38,034,746)	59,858,847	9,069,522

Operating expenses*:
Sales and marketing expenses	(42,574,268)	(73,435,247)	(143,224,062)	(21,700,615)
General and administrative expenses	(37,781,293)	(37,585,601)	(104,911,440)	(15,895,673)
Impairment of equipment	(8,735,650)	(2,372,289)	—	—

Total operating expenses	(89,091,211)	(113,393,137)	(248,135,502)	(37,596,288)

Loss from operations	(206,202,461)	(151,427,883)	(188,276,655)	(28,526,766)
Finance income	3,572,593	3,103,750	330,967	50,147
Finance expense	—	—	(12,851,263)	(1,947,161)
Other expense	(236,530)	(63,043)	1,370	208
Foreign exchange gain/(loss)	(9,772,181)	3,610,023	(10,957,198)	(1,660,182)
Beneficial conversion charge on convertible loan	—	—	(10,966,998)	(1,661,666)
Fair value changes in warrant liabilities	—	—	(124,680,060)	(18,890,918)

Loss before income taxes	(212,638,579)	(144,777,153)	(347,399,837)	(52,636,338)
Income taxes	—	—	—	—

Net loss	(212,638,579)	(144,777,153)	(347,399,837)	(52,636,338)

Accretion and effect of foreign exchange movement on Series A Preferred Shares	(506,701)	(847,959)	(624,453)	(94,614)
Effect of foreign exchange movement on Series B Preferred Shares	3,994,993	54,400	1,746,747	264,659
Effect of foreign exchange movement on Series C Preferred Shares	8,930,000	121,600	3,904,500	591,591
Effect of foreign exchange movement on Series D Preferred Shares	5,119,538	363,520	11,672,400	1,768,545
Accretion and effect of foreign exchange movement on Series E Preferred Shares	—	—	(31,683,102)	(4,800,470)

Net loss attributable to ordinary shareholders	(195,100,749)	(145,085,592)	(362,383,745)	(54,906,627)

Loss per ordinary share
Basic and diluted	(16.26)	(12.09)	(30.20)	(4.58)

Weighted average number of ordinary shares used in computing loss per share
Basic and diluted	12,000,000	12,000,000	12,000,000	12,000,000
Pro forma loss per Class A and Class B ordinary share (“Unaudited”)
Basic and diluted			(3.98)	(0.60)
Pro forma weighted average number of ordinary shares used in computing loss per share (“Unaudited”)
Basic and diluted
Class A ordinary shares			11,300,000	11,300,000
Class B ordinary shares			79,697,869	79,697,869

*Share-based compensation was allocated in cost of revenues and operating expenses as follows:

Cost of revenues	2,762,617	1,875,564	14,133,016	2,141,366
Sales and marketing expenses	3,918,026	3,491,755	31,025,332	4,700,808
General and administrative expenses	4,637,475	6,155,031	59,418,021	9,002,729

The accompanying notes are an integral part of these consolidated financial statements.

TUDOU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICITS

(Amounts expressed in RMB unless otherwise stated)

	Ordinary shares		Additional paid in capital	Accumulated deficits	Total Shareholders’ deficits
	Shares	Par value
		RMB	RMB	RMB	RMB
Balance as of December 31, 2007	12,000,000	9,700	87,332	(99,227,188)	(99,130,156)

Accretion and effect of foreign exchange movement on Convertible Redeemable Series A Preferred Shares to redemption value	—	—	—	(506,701)	(506,701)
Effect of foreign exchange movement on Convertible Redeemable Series B Preferred Shares to redemption value	—	—	—	3,994,993	3,994,993
Effect of foreign exchange movement on Convertible Redeemable Series C Preferred Shares to redemption value	—	—	—	8,930,000	8,930,000
Effect of foreign exchange movement on Convertible Redeemable Series D Preferred Shares to redemption value	—	—	—	5,119,538	5,119,538
Net loss (restated)	—	—	—	(212,638,579)	(212,638,579)

Balance as of December 31, 2008 (restated)	12,000,000	9,700	87,332	(294,327,937)	(294,230,905)

The accompanying notes are an integral part of these consolidated financial statements

TUDOU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICITS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

	Ordinary shares		Additional paid in capital	Accumulated deficits	Total Shareholders’ deficits
	Shares	Par value
		RMB	RMB	RMB	RMB
Balance as of December 31, 2008 (restated)	12,000,000	9,700	87,332	(294,327,937)	(294,230,905)

Accretion and effect of foreign exchange movement on Convertible Redeemable Series A Preferred Shares to redemption value	—	—	—	(847,959)	(847,959)
Effect of foreign exchange movement on Convertible Redeemable Series B Preferred Shares to redemption value	—	—	—	54,400	54,400
Effect of foreign exchange movement on Convertible Redeemable Series C Preferred Shares to redemption value	—	—	—	121,600	121,600
Effect of foreign exchange movement on Convertible Redeemable Series D Preferred Shares to redemption value	—	—	—	363,520	363,520
Net loss (restated)	—	—	—	(144,777,153)	(144,777,153)

Balance as of December 31, 2009 (restated)	12,000,000	9,700	87,332	(439,413,529)	(439,316,497)

The accompanying notes are an integral part of these consolidated financial statements

TUDOU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICITS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

	Ordinary shares		Additional paid in capital	Accumulated deficits	Total Shareholders’ deficits
	Shares	Par value
		RMB	RMB	RMB	RMB

Balance as of December 31, 2009 (restated)	12,000,000	9,700	87,332	(439,413,529)	(439,316,497)

Accretion and effect of foreign exchange movement on Convertible Redeemable Series A Preferred Shares to redemption value	—	—	—	(624,453)	(624,453)
Effect of foreign exchange movement on Convertible Redeemable Series B Preferred Shares to redemption value	—	—	—	1,746,747	1,746,747
Effect of foreign exchange movement on Convertible Redeemable Series C Preferred Shares to redemption value	—	—	—	3,904,500	3,904,500
Effect of foreign exchange movement on Convertible Redeemable Series D Preferred Shares to redemption value	—	—	—	11,672,400	11,672,400
Accretion and effect of foreign exchange movement on Convertible Redeemable Series E Preferred Shares to redemption value	—	—	—	(31,683,102)	(31,683,102)
Beneficial conversion feature on convertible note	—	—	10,966,998	—	10,966,998
Net loss	—	—	—	(347,399,837)	(347,399,837)

Balance as of December 31, 2010	12,000,000	9,700	11,054,330	(801,797,274)	(790,733,244)

Balance as of December 31, 2010 (US$) (Note 2(aa))	12,000,000	1,470	1,674,898	(121,484,436)	(119,808,068)

The accompanying notes are an integral part of these consolidated financial statements

TUDOU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in RMB unless otherwise stated)

	Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				(Note 2 (aa))
Cash flows from operating activities
Net loss	(212,638,579)	(144,777,153)	(347,399,837)	(52,636,338)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of equipment	15,662,454	19,629,792	20,681,661	3,133,585
Provisions for doubtful accounts	—	3,515,026	7,500,531	1,136,444
Share-based compensation	11,318,118	11,522,350	104,576,369	15,844,903
Impairment of equipments	8,735,650	2,372,289	—	—
Amortization of the premium content licensed	4,114,253	8,006,828	24,209,941	3,668,173
Amortization of the content produced	—	—	1,586,500	240,379
Write-down of the premium content licensed	1,733,780	1,904,074	10,712,277	1,623,072
Interest expense from the accretion of the convertible loan (Note 11)	—	—	10,249,998	1,553,030
Beneficial conversion charge on convertible loan	—	—	10,966,998	1,661,666
Fair value changes in warrant liabilities	—	—	124,680,060	18,890,918
Foreign exchange loss/(gain)	9,772,181	(3,610,023)	10,957,198	1,660,182
Changes in operating assets and liabilities:
Accounts receivables	(17,795,356)	(50,920,073)	(179,425,363)	(27,185,661)
Prepayments and other current assets	(3,376,196)	1,538,034	(18,169,499)	(2,752,954)
Content produced	—	—	(8,149,000)	(1,234,697)
Other assets	—	—	(4,353,859)	(659,676)
Accounts payable	(21,578,895)	9,592,292	45,929,468	6,959,010
Business tax payable	912,541	4,229,425	15,804,442	2,394,612
Other payables and accruals	19,879,701	42,199,205	70,859,585	10,736,301

Net cash used in operating activities	(183,260,348)	(94,797,934)	(98,782,530)	(14,967,051)

Cash flows from investing activities
Purchase of equipment	(27,882,045)	(24,736,361)	(27,595,513)	(4,181,138)
Purchase of intangible assets			(1,626,290)	(246,408)
Cash paid for premium content licensed	(5,848,033)	(9,910,902)	(68,167,754)	(10,328,448)
Cash received from maturity of short-term investment	—	11,312,175	84,211,616	12,759,336
Cash paid for short-term investments	(11,312,175)	(84,211,616)	(5,837,246)	(884,431)
Net increase in restricted cash	—	—	(66,227,000)	(10,034,394)

Net cash used in by investing activities	(45,042,253)	(107,546,704)	(85,242,187)	(12,915,483)

Cash flows from financing activities
Proceeds from issuance of the redeemable convertible preferred shares	394,260,668	—	236,434,080	35,823,345
Issuance cost paid in connection with the issuance of the redeemable convertible preferred shares	(935,851)	—	—	—
Cash received from short-term loan	—	—	81,243,510	12,309,623
Cash paid for the repayment of short-term loan	—	—	(20,000,000)	(3,030,303)
Cash received from issuance of convertible loan	—	—	102,394,500	15,514,318
Cash paid for public offering	—	—	(3,973,818)	(602,094)

Net cash provided by financing activities	393,324,817	—	396,098,272	60,014,889

Net increase/(decrease) in cash	165,022,216	(202,344,638)	212,073,555	32,132,358
Cash and cash equivalents at beginning of year	105,518,998	260,769,033	62,034,418	9,399,154
Effect of foreign exchange rate change on cash	(9,772,181)	3,610,023	(10,957,198)	(1,660,182)

Cash and cash equivalents at end of year	260,769,033	62,034,418	263,150,775	39,871,330

Supplementary Disclosure of Cash Flow Information
Cash paid for income taxes	—	—	—	—
Cash paid for interest	—	—	2,081,693	315,408
Supplementary Disclosure of Non-cash Investing and Financial Activities
Payables related to purchase of equipment	6,764,725	7,211,162	8,139,022	1,233,185
Payables related to premium content licensed	177,400	1,088,250	10,630,443	1,610,673
Conversion of the convertible loan to redeemable convertible preferred shares	—	—	102,394,500	15,514,318

The accompanying notes are an integral part of these consolidated financial statements

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1. Organization and Nature of Operations

Tudou Holdings Limited (the “Company”) was incorporated under the law of Cayman Islands (“Cayman”) as a limited liability company on April 15, 2010. The Company was incorporated as an investment holding company and currently has no significant assets or operations of its own, other than its investments in the entities discussed below.

Starcloud Media Co., Limited (the “Starcloud BVI”) was incorporated under the law of British Virgin Islands (“BVI”) as a limited liability company on November 1, 2005.

In September 2010, all of the existing ordinary and preferred shareholders of Starcloud BVI exchanged their respective shares in Starcloud BVI for an equivalent number of shares of the Company at equivalent classes. As a result, Starcloud BVI has become a wholly-owned subsidiary of the Company. The rights of the preferred and ordinary shares issued by the Company are the same as those originally issued by Starcloud BVI (the “Reorganization”).

Accordingly, the Reorganization has been accounted for as a legal reorganization of entities under common control and the accompanying consolidated financial statements have been prepared as if the group structure after the completion of the Reorganization had been in existence throughout all relevant periods.

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and variable interest entities (“VIEs” or “VIE subsidiaries”, collectively as “subsidiaries”) as follows:

Name of the subsidiaries	Place of incorporation	Date of incorporation/acquisition	Relationship	Principal activities
Starcloud BVI	BVI	November 1, 2005	Wholly-owned subsidiary	Investment holding
Star Manor Limited (“Star Manor”)	Hong Kong	February 9, 2010	Wholly-owned subsidiary	Investment holding

Reshuffle Technology (Shanghai) Co., Ltd. (“Reshuffle Shanghai”)	Shanghai, PRC	January 25, 2006	Wholly-owned subsidiary	Technology consulting and administrative services

Wohong Network Technology (Shanghai) Co., Ltd. (“Shanghai Wohong”)	Shanghai, PRC	August 2, 2010	Wholly-owned subsidiary	Technology consulting services

Quan Toodou Network Science and Technology Co., Ltd. (“Quan Toodou”)	Shanghai, PRC	December 8, 2004	VIE	Online advertising operations

Shanghai Suzao Network Science and Technology Co., Ltd. (“Suzao”)	Shanghai, PRC	May 19, 2009	VIE	Technology supporting services

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Name of the subsidiaries	Place of incorporation	Date of incorporation/acquisition	Relationship	Principal activities

Chengdu Gaishi Network Science and Technology Co., Ltd. (“Gaishi”)	Shanghai, PRC	June 30, 2009	VIE	Technology supporting services

Shanghai Licheng Cultural Broadcasting Co., Ltd. (“Licheng”)	Shanghai, PRC	June 2, 2009	Wholly-owned subsidiary of Quan Toodou	Online advertising operations

The Company, its subsidiaries and the consolidated VIEs are collectively referred to as the “Group”.

The Group engages primarily in provision of online advertising services by posting online advertisements and special advertisement campaigns on its online video sharing platform, where users can upload, view and share video clips, through its operating subsidiary and VIEs. The Group also engages in provision of mobile video services.

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide advertising services and hold Internet Content Provider (“ICP”) license and the License for Transmission of Audio-Visual Programs through the Internet (“the License”), the Company conducts substantially all of its operations through its VIEs. The VIEs are wholly owned by certain employees of the Company (“nominee shareholders”).

Upon the formation of these VIEs, the Company has various agreements with its VIEs, through which, the Company holds all the variable interests of the VIEs and consequently is the primary beneficiary of these VIEs. Details of certain key agreements with the VIEs are as follows:

•

Loan Agreements: Reshuffle Shanghai has granted interest-free loans to the nominee shareholders with the sole purpose of providing funds necessary for the capital injection and acquisition of the VIEs. The portion of the loans for initial and subsequent capital injection is eliminated with the capital of the VIEs during consolidation. The interest-free loans to the nominee shareholders of VIE as of December 31, 2008, 2009 and 2010 were RMB 30 million, RMB57 million and RMB 57 million, respectively. Reshuffle Shanghai is able to require the nominee shareholders to settle the loan amount through the entire equity interest of the VIEs and nominate someone else to hold the shares on Reshuffle Shanghai’s behalf.

•

Proxy Agreement: The nominee shareholders of the VIEs irrevocably appointed Reshuffle Shanghai’s officers to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in VIEs, making all the operational, financial decisions and the appointment of the directors, general managers and other senior management of the VIEs.

•

Equity Interest Pledge Agreements: The nominee shareholders of the VIEs have pledged their respective equity interests in the VIEs as a collateral to secure the nominee shareholders’ obligation under other agreements and for the payment by the VIEs under the exclusive technical consulting and services agreements and the loan agreement. The nominee shareholders cannot sell or pledge their equity interests to others without the approval from Reshuffle Shanghai, and the nominee shareholders cannot receive any

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

dividends without the approval of Reshuffle Shanghai. Also, any dividend declared will be held in an account designated by Reshuffle Shanghai and shall serve as a collateral for the loans.

•

Exclusive Call Option Agreements: The nominee shareholders of the VIEs grant Reshuffle Shanghai the exclusive and irrevocable right to purchase from the nominee shareholders, to the extent permitted under PRC laws and regulations or at the request of the Company, all of the equity interest in these entities for a purchase price equal to the amount of the registered capital or at the lowest price permitted by PRC laws and regulations. Reshuffle Shanghai may exercise such option at any time. In addition, VIEs and its nominee shareholders agree that without Reshuffle Shanghai’s prior written consent, they will not transfer or otherwise dispose the equity interest or declare any dividend.

•

Exclusive Technical Consulting and Services Agreements: Reshuffle Shanghai is an exclusive provider of the technical consulting and related services and information services to the VIEs. In consideration for those services, the VIEs agree to pay the Company service fees based on their revenues. The service fees are eliminated upon consolidation.

The Company believes that Reshuffle Shanghai’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to control the VIEs also depends on the voting power obtained under the Proxy Agreement Reshuffle Shanghai has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this Proxy Agreement is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could, among other things:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to issue the invoice and collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs and their subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

or actions taken by the PRC Government would result in the liquidation of the Company, Reshuffle Shanghai, or the VIEs.

2. Summary of Significant Accounting Policies

a. Basis of presentation and Use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for all periods presented.

Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. These estimates are based on management’s best knowledge of current events and actions that the Group may take in the future. Actual results could materially differ from these estimates.

Significant accounting estimates reflected in the Group’s financial statements mainly include share-based compensation, allowance for doubtful accounts, valuation of deferred tax assets, useful lives of equipment and impairment for long-lived assets.

The Group operates with significant losses, which principally resulted from investments in equipments and the lease of internet bandwidth. As of December 31, 2010, the accumulated losses of the Group were RMB801,797,274. The Group believes that its current cash balance will be sufficient to meet the Group’s operating cash flow for the period of twelve months from the balance sheet date. The Company also believes that it can obtain sufficient funding through additional issuance of redeemable convertible preferred shares or loans to finance future capital commitments and for working capital purposes in the foreseeable future. The consolidated financial statements have therefore been prepared on a going concern basis.

b. Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries for which the Company is the primary beneficiary. All significant transactions and balances among the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Accounting Standards Codification (“ASC”) 810 “Consolidation” provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting interests, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity risk for the entity to finance its activities without additional subordinated financial support from other parties. Through

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

the above contractual arrangements, the Company holds all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs.

On December 20, 2005, in connection with the issuance of the Series A Redeemable Convertible Preferred Shares (“Series A Preferred Shares”), the shareholders of Quan Toodou, as well as the founders of the Company agreed to enter into the foregoing various agreements with Reshuffle Shanghai after its incorporation, through which, the Company is determined to be the primary beneficiary of Quan Toodou. These agreements were finalized on May 10, 2006, after the incorporation of Reshuffle Shanghai. The transaction was assessed and accounted for as a legal reorganization of entities under common control. Accordingly, the accompanying consolidated financial statements were prepared as if the current corporate structure had been in existence since the inception of Quan Toodou.

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs subject to the restrictions imposed by the court related to 38% of the equity interest in Quan Toodou as discussed below. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB 58 million as of December 31, 2010. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs, which consisted of accounts payable of RMB 24 million, advances from customers of RMB 6 million and accrued expenses and other current liabilities of RMB88 million. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Claims for Quan Toodou’s shares

On October 11, 2010, the ex-wife of Mr. Gary Wei Wang, the founder and chief executive officer of the Company who holds 95% of the equity interests in Quan Toodou, initiated a lawsuit against him in a local court in Shanghai, PRC and claimed for the division of the 76% equity interest of Quan Toodou held by Mr. Wang, which she alleges to form part of the community property during their marriage. On November 10, 2010, the court approved the plaintiff’s application and issued Asset Conservatory Notification on November 17, 2010 and imposed restrictions on transfer, disposal or payment of dividend on the 95% equity interest in Quan Toodou held by Mr. Wang for period from November 12, 2010 to November 11, 2012. This notification was delivered to Mr. Wang on November 19, 2010 by the court.

On November 23, 2010, the court released the restriction on the 95% equity interests in Quan Toodou and issued another Asset Conservatory Notification to restrict the transfer, disposal or payment of dividend on the 38% equity interests in Quan Toodou (“Frozen Equity”), which represents the plaintiff’s claim of her portion of the community assets. The court did not specify the period of the conservatory measures and normally, it should be no longer than 2 years according to PRC judicial practice.

Subsequently, the Company has evaluated the potential impact of the lawsuit on the contractual arrangements it has currently in place with Quan Toodou based on the advice of its PRC legal counsel.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Based on the advice from the Company’s PRC legal counsel, the restrictions imposed under the conservatory measures do not impact the validity and performance of any of the agreements entered into between Reshuffle Shanghai and Mr. Wang as the nominee shareholder of Quan Toodou and between Reshuffle Shanghai and Quan Toodou prior to the litigation and issuance of the Asset Conservatory Notification. Consequently, it does not impact the Company’s previous or current accounting conclusion on the consolidation of Quan Toodou.

Based on the advice of the Company’s PRC legal counsel, upon the issuance of the conservatory measures as set out in the Asset Conservatory Notification, the Company concluded that all of these agreements discussed in Note 1 are still valid. While the overall performance of these agreements is still intact, certain restrictions have been imposed as a result of the conservatory measures on the following agreements:

•

Proxy Agreement—The conservatory measures prohibit the use of voting rights to transfer, dispose or distribute dividend on the Frozen Equity. However, Reshuffle Shanghai can continue to exercise full voting rights on all other matters, including making all the operational and financial decisions.

•

Option Agreement—the exercise of the option agreement is not allowed under the conservatory measure, however, the exercise under this agreement is subject to restrictions under the current PRC laws regardless of the conservatory measures. Given the PRC laws and regulations prohibit or restrict foreign ownership of companies that provide advertising services and hold ICP license and the License for Transmission of Audio-Visual Programs through the Internet at present, the Company is not allowed to exercise the option to acquire the equity interest in Quan Toodou until the PRC Laws allows foreign ownerships in Internet-related and mobile value-added service businesses. Therefore, the temporary restriction from the conservatory measures have no substantial impact on this agreement currently.

•

Equity Interest Pledge Agreement—while the transfer, disposal or dividend distribution on the pledged Frozen Equity upon exercise of Reshuffle Shanghai’s right is prohibited by the conservatory measures, the pledge is still effective and the entire 95% of Mr. Wang’s holding in Quan Toodou continue to be pledged in favor of Reshuffle Shanghai.

•	Loan Agreements—the transfer of the underlying equity interest collateralized related to Frozen Equity is prohibited (same as the Equity Interest Pledge Agreement).

•

Exclusive Technical Consulting and Service Agreement—The conservatory measure is unlikely to have adverse impact on this agreement as it was signed between Quan Toodou and Reshuffle Shanghai, which are not the subject matter of the conservatory measures.

Although the conservatory measures have imposed certain restrictions on the above agreements, these restrictions do not affect the ability of Reshuffle Shanghai’s control over the Quan Toodou, as it can continue to exert full control on its operation and finance decisions, enforce the equity pledge and loan agreements as long as it does not dispose, transfer or distribute dividends on the Frozen Equity. In addition, Reshuffle Shanghai will continue to absorb the losses and fund the operations of Quam Toodou through a series of loan agreements, and obtain a majority of the potential benefits of Quam Toodou through the enforcement of the Exclusive Technical Consulting and Service Agreement. Consequently, the contractual agreements that are currently in place continue to enable Reshuffle Shanghai to have control over Quan Toodou, and Quan Toodou remains our consolidated VIE. In addition, the Company will continue to absorb the 100% of the cumulative deficit of Quan Toodou during the period the conservatory measures are in effect as the restrictions imposed do not alleviate the Company’s obligations to absorb losses.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

This lawsuit is currently in progress and at this juncture of the litigation, the Company and its PRC legal counsel were not able to assess the probability of the outcome or a reasonable estimation of the potential consequence.

If the court finally adjudicates that Mr. Wang must transfer 38% of his equity interests in Quan Toodou to his ex-wife or such equity interests are required to be sold in auction, the proceeds of which to be paid to his ex-wife, then the other existing shareholder of Quan Toodou will have a right of first refusal to purchase such equity interests from Mr. Wang in accordance with PRC law. In this case, the other existing shareholder will need to obtain financing sufficient to exercise this right of first refusal. If the other existing shareholder fails to obtain financing or otherwise fails to exercise the right of first refusal, and Mr. Wang’s ex-wife or any other third party obtains any equity interests of Quan Toodou that Mr. Wang’s ex-wife has claimed without subject obligations similar to Mr. Wang’s obligations under these existing contractual arrangements, the Company may have to re-negotiate with Mr. Wang’s ex-wife or such other third party and request such person to become a party to the contractual arrangements with Quan Toodou. If such person does not become a party to these contractual arrangements, with such person obtains more than one-third of the equity interests of Quan Toodou, such person may have certain protective rights, i.e., the power to veto certain critical corporate actions of Quan Toodou, such as increases or decreases in registered capital, amendment of the articles of association, merger, division or dissolution of Quan Toodou and change of company’s form. The potential limitation of control over Quan Toodou could cause significant disruption to the Company’s business, operations and financial condition which could have a negative impact on the Company’s execution of such corporate actions.

c. Functional Currency and Foreign Currency Translation

Functional Currency

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and intercompany transactions and arrangements. The functional currency of the Company, the Company’s subsidiaries and VIEs is the Renminbi (“RMB”), the official currency in the PRC.

Foreign Currency Translation

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the applicable balance sheet dates. Such exchange gains or losses are separately presented in the accompanying consolidated statements of operations.

d. Fair value of financial instruments

On January 1, 2008, the Company adopted Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for financial assets and liabilities. On January 1, 2009, the Company also adopted the statement for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions the guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets at fair value. The adoption did not have a material impact on the Company’s consolidated financial statements.

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and certain accrued expenses. Short-term investments are limited to time deposits with original maturities longer than three months and less than one year. As of December 31, 2008 and 2009 and 2010, the respective carrying values of financial instruments approximated their fair values based on their short-term maturities.

Financial assets and liabilities measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows:

As of December 31, 2008	Level 1	Level 2	Level 3	Total
Financial assets
Cash in bank	24,303,228	—	—	24,303,228
Bank deposit with the maturity term below 3 months	236,465,805	—	—	236,465,805
Bank deposit with the maturity term of 6 months	11,312,175	—	—	11,312,175

Total	272,081,208	—	—	272,081,208

As of December 31, 2009	Level 1	Level 2	Level 3	Total
Financial assets
Cash in bank	38,551,633	—	—	38,551,633
Bank deposit with the maturity term below 3 months	23,482,785	—	—	23,482,785
Bank deposit with the maturity term of 6 months	84,211,616	—	—	84,211,616

Total	146,246,034	—	—	146,246,034

As of December 31, 2010	Level 1	Level 2	Level 3	Total
Financial assets
Cash in bank	97,275,297	—	—	97,275,297
Restricted cash	66,227,000	—	—	66,227,000
Bank deposit with the maturity term below 3 months	165,875,478	—	—	165,875,478
Bank deposit with the maturity term of 3 months	5,837,246	—	—	5,837,246

Total	335,215,021	—	—	335,215,021

Financial liabilities
Warrants to purchase Series E Preferred Shares (Note 11)	—	—	154,039,611	154,039,611

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of ASC 360–10-35, long-lived assets held and used were written down to their fair value whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The determination of fair value of the long-lived assets acquired involves significant judgments and estimates, including, but are not limited to, comparable market transactions, quotes, future cash flows, business plans, technological improvements or obsolesces, and operating results. Impairment charges of RMB8,735,650, RMB2,372,289 and zero related to computer hardware and other equipment was recognized for the year ended December 31, 2008, 2009 and 2010, respectively (Note 6).

Financial assets and liabilities measured and recognized at fair value on a non-recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows:

As of December 31, 2008	Carrying	Fair Value Measurement Using			Total Loss
	Amount	Level 1	Level 2	Level 3
Computer hardware and other equipment	61,707,611			52,971,961	(8,735,650)

As of December 31, 2009	Carrying	Fair Value Measurement Using			Total Loss
	Amount	Level 1	Level 2	Level 3
Computer hardware and other equipment	72,425,312			70,053,023	(2,372,289)

Following is reconciliation of the beginning and ending balances of warrants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2010:

Amount (RMB)
Balance as on January 1, 2010	—
Issuance of warrants	29,359,551
Changes in fair value of warrants recorded in income statement	124,680,060

Balance as on December 31, 2010	154,039,611

In determining the fair value of the warrants, the Company applied the Black-Scholes option pricing model. The assumptions used in the Black-Scholes option pricing model are disclosed in Note 11.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

e. Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2008, 2009 and 2010 primarily consist of the following currencies:

	As of December 31, 2008		As of December 31, 2009		As of December 31, 2010
	Amount	RMB equivalent	Amount	RMB equivalent	Amount	RMB equivalent
RMB	23,929,430	23,929,430	16,416,767	16,416,767	19,967,338	19,967,338
US$	31,900,192	218,025,051	4,728,816	32,377,173	36,719,248	243,180,562
EUR	790,928	7,639,570	659,438	6,460,584	—	—
AUD	2,370,884	11,174,982	1,106,127	6,779,894	434	2,875

Total		260,769,033		62,034,418		263,150,775

f. Restricted Cash

Restricted cash are deposits designated as collateral for the short-term borrowings.

g. Short term investment

Short-term investments comprise time deposits with maturity terms of three months or more but due within one year. The carrying values of time deposits approximate fair value because of their short maturities. The interest earned is recognized in the income statement over the contractual term of the deposit.

h. Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Company’s best estimate of the amounts that will not be collected. The Company makes estimations for the collectability of accounts receivable considering many factors including but not limited to reviewing delinquent accounts receivable, performing aging analysis, customer credit analysis, analyzing historical bad debt records and financial conditions of the customers, resulting in their inability to make payments due to the Company. The following table summarized the details of the Company’s allowance for doubtful accounts:

	December 31
	2008	2009	2010
	RMB	RMB	RMB
Balance at beginning of year	—	—	3,515,026
Provision for doubtful accounts	—	3,515,026	7,500,531
Write-off for doubtful accounts	—	—	(3,515,026)

Balance at end of year	—	3,515,026	7,500,531

i. Equipment

Equipments are stated at cost less accumulated depreciation and impairment loss, if any.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Equipments are depreciated over their estimated useful lives on a straight-line basis. Residual rate is determined based on the economic value of the equipment at the end of the estimated useful lives as a percentage the original cost. The residual values and estimated useful lives are as follows:

Category	Residual rate	Estimated useful life
Computer hardware and other equipment	5%	36 months
Furniture, fixture and office equipment	5%	36 months
Motor vehicle	5%	48 months
Leasehold improvements	—	Shorter of the estimated useful lives or the lease term

j. Intangible assets and other assets

Intangible assets and other assets with definite use lives are stated at cost and are amortized using the straight-line method over the estimated useful lives. The Company does not amortize intangible assets and other assets with indefinite useful live, rather such assets are required to be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that the assets may be impaired.

k. Premium Content licensed and produced

Apart from the videos contents uploaded by the users for which the Group does not need to pay, the Group also premium licensed content of videos from external producers and produces certain contents in-house. As of December 31, 2010, the premium licensed content and in-house produced content is RMB33, 245,536 and RMB6, 562,500, respectively.

The premium licensed content is carried at the lower of amortized cost or net realizable value. Under the net realizable value approach, the Company compares the total carrying value of the premium licensed content to the expected cash inflows that are attributable to the content, less the direct costs to deliver the content to derive the net realizable value of the premium licensed content at the end of each quarter. A write-down is recorded if the net realizable value is lower than the net carrying value. Once the write-down is recorded, it establishes a new cost basis and cannot be subsequently reversed.

The premium licensed content are amortized over their respective licensing periods. The weighted average amortization period of the premium licensed content is 1.1 years, 1.0 years and 1.7 years during 2008, 2009 and 2010 respectively.

Following the guidance under ASC 926-20-25, the Company capitalizes the direct costs incurred in physical production of the in-house content. With respect to production costs of episodic television series, until the Company can establish estimates of secondary market revenue, such revenues are not considered when assessing the recovery of in-house produced content. As of December 31, 2010, the Company has not been able to reasonably and reliably establish any estimates of secondary market revenue. Therefore, the Company has not considered secondary market revenue when assessing the recovery of the in-house produced content. The capitalized costs are subject to impairment when the fair value is less than its unamortized costs. The in-house produced contents are amortized over the projected useful life of 8 months.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

For the years ended December 31, 2008, 2009 and 2010, the Company recorded amortization expense for premium licensed content of RMB4,114,253, RMB8,006,828 and RMB24,209,941, amortization expense for in-house produced content of zero, zero and RMB1,586,500 and write-down for premium licensed content of RMB1,733,780, RMB1,904,074 and RMB10,712,277, respectively in cost of revenues.

l. Impairment of long-lived assets

The Company applies ASC 360-10-35, “Property, Plant and Equipment”, and reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. If the sum of the estimated undiscounted future cash flow is less than the carrying amount of the assets, the Company recognizes an impairment loss equal to the excess of the carrying value over the fair value of the assets.

When impairment is recognized, the adjusted carrying amount of the underlying property, plant and equipment becomes its new cost basis. The new cost basis is depreciated over the remaining useful life of the asset. Impairment charges of RMB8,735,650, RMB2,372,289 and zero related to computer hardware and other equipment was recognized for the year ended December 31, 2008, 2009 and 2010, respectively (Note 6).

m. Revenue recognition

In accordance with ASC 605, Revenue Recognition, the Group recognizes revenues when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured. Revenues are recorded net of sales taxes.

Online Brand advertising

The Group’s revenues are derived principally from online brand advertising arrangements, where the advertisers pay to place their advertisements on the Company’s online video platform in different formats. Such formats generally include pre-roll or post-roll video advertisements, in-roll logos, background advertisements, banners, buttons, links and stream advertisements. In addition, the Company provides innovative and differentiated online advertising services including event sponsorships and interactive advertising.

Advertisements on the Company’s online video platform are charged either based on the agreed number of clicks per day over the agreement period or on per day basis. In the first case, the delivery of service occurs when users click on the designated videos clips and there is an actual display of the embedded advertisement per the terms of the agreement. In the latter case, the delivery is not linked to displays, but occurs as the advertisement is hosted each day. The period of online advertising arrangements ranges from 2 to 3 weeks, and for other innovative services ranges from 1 to 2 months.

The amount is agreed under each agreement (multiple element or single deliverable) and is invoiced to the customer at the end of the agreement period when all the services have been rendered. The Company generally provides a credit term of up to 90 days to its customers.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Majority of the Company’s revenue arrangements involve multiple element deliverables that may include placements of different types of advertisements, which are accounted for using the guidance under ASC 605-25 “Multiple Element Arrangements”.

When there is no objective evidence available in respect of the fair value for all the elements to be delivered and all the elements are not delivered in a uniform pattern over the agreement period, the Group treats all elements of advertising contracts as a single unit of accounting for revenue recognition purposes and recognizes the revenues on the completion of delivery of all the elements involved in the arrangements. When all of the elements within an arrangement are delivered in uniform proportion over the agreement period, the revenues are recognized based on the proportion of the obligation performed.

For single element revenue arrangements, the revenue is recognized either on a straight line basis over the contract period when the performance obligation are uniform over the contract period; or based on the proportion of the obligation performed when the performance obligation are based on number of clicks. There were RMB28,100, RMB109,481 and RMB750,000 of unbilled receivable related to the multiple element arrangements where the revenue is recognized based on the proportion of the obligation performed and single element revenue arrangements as of December 31, 2008, 2009 and 2010, respectively.

Prior to entering into contracts, the Group makes a credit assessment of the advertisers and advertising agencies to assess the collectability of the contract.

The Group typically enters into advertising contracts with third-party advertising agencies. The Group offers agency fees to third-party advertising agencies that purchase our advertising services on behalf of advertisers. The agency fees paid by the Group to advertising agencies are based on certain percentage of revenue generated and such percentage is agreed with the agencies based on the different target revenue volumes. The Group records revenues on a net basis and the associated agencies expenses are recorded as deduction to the revenue in the consolidated statement of operation over the period when the related revenue was recognized. The advertising agency fees were RMB4,723,474, RMB24,081,317 and RMB55,001,949 for the years ended December 31, 2008, 2009 and 2010, respectively.

The Group does not enter into advertising-for-advertising barter transactions.

Mobile video services

The Group currently also generates revenue from mobile video services through the partnership agreement with the third party mobile network operator. The Group provides video clips to the mobile network operator for its mobile phone users. Users pay a monthly subscription fee to the mobile network operator for access to the video channel or pay on a per-clip download basis, and the Company shares the fees collected by the mobile network operator for such services. Mobile video service revenue is recognized in the month in which the service is performed based on the information obtained from a platform operated by the mobile network operator and the monthly reports from the mobile network operator. Differences noted, if any, between the information received from the platform and the monthly report are adjusted at each month end.

The revenues recognized under the arrangement represent only the Group’s shares of the revenues to be received from the mobile network operator, i.e. recorded on a net basis, The Group is not the primary obligor in the arrangement, nor does it enter into contract with end customers or has the price setting capabilities, rather the

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Group provides the content to the mobile network operator in accordance with the operator’s overall strategy and requirements.

Sub-licensing revenues

The Group also generates revenues from the sub-licensing agreements for some content licensed from third party vendors. The exclusive licensing agreements the Group entered into with the vendors has a definitive license period and including the rights to sublicense these content to other third parties. The Group enters into a non-exclusive sub-license agreement with the sub-licensee for a period that falls within the original exclusive license period. The Company receives a fixed amount of the sub-license fee upfront under the sub-licensing arrangements and does not have any future obligation once it has provided the underlying tape/disk to the sub-licensee (which is provided at or before the beginning of the sub-license period). In accordance with ASC 926-605, Entertainment-Films, Revenue Recognition, the Group recognizes the amount of the sub-license fee as revenue at the beginning of the sub-license period as the Company meets all the following criteria: persuasive evidence of a sub-licensing arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sub-license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured. The Group started the sub-licensing in year 2010 and recognized the sub-licensing revenue of RMB 4,625,308 for the year ended December 31, 2010.

n. Cost of revenues

Cost of revenues consist of employee costs associated with the platform operation, depreciation expenses, internet bandwidth leasing costs, amortization and write down of video content licensed or produced, service fee for mobile video services and advertisement production expenses and other outside service fees.

o. Sales and marketing expenses

Sales and marketing costs comprise primarily of the sales and marketing personnel payroll compensation and related employee costs, promotion expenses and the sales commission paid to the sales team.

p. Government subsidies

Government subsidies are originally recorded as liabilities when received upfront. Depending on the nature of the grants, the subsidies then are recognized as a reduction of expense or asset in the period when the Group has met all of the conditions attached to the subsidies and the collection of payment is probable. As of December 31, 2008, 2009 and 2010, the Company record a deferred liability for cash subsidy received from the PRC government of zero, RMB 1,000,000, and RMB 3,000,000, because the Group has not met all of the conditions attached to the subsidies at the respective period end.

q. Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were RMB 6,282,924, RMB 7,157,698, and RMB 17,167,965 for the years ended December 31, 2008, 2009 and 2010, respectively, and have been included as part of sales and marketing expenses.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

r. Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

The Company follows ASC 740, “Income Taxes”, and accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in financial statement, their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. Accordingly, the Company considers various tax planning strategies, forecasts of future taxable income and its most recent operating results in assessing the need for a valuation allowance. The effect on deferred tax assets and liabilities arising from change in tax rates is recognized in statements of operations in the period of such change.

Effective January 1, 2007, the Company adopted ASC 740-10-25. Since the adoption, the Group assesses and recognizes uncertain tax positions (if any) following the guidance. The Group classifies any interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions.

s. Employee social security and welfare benefit

The PRC employees of the Company’s subsidiary and consolidated VIEs incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to pay for the employee social benefits based upon certain percentages of employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans. Employee social benefits included as expenses in the accompanying statements of operations amounted RMB 3,660,983, RMB 5,978,104 and RMB 11,041,993, for the year ended December 31, 2008, 2009 and 2010, respectively. The PRC government is directly responsible for the benefits and ultimate pension liabilities to employees.

t. Share-based compensation

The Company accounts for the share option granted to employees under provisions of ASC 718, “Stock Compensation”. In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using a Black-Scholes option pricing model. All grants of share-based awards to employees and directors classified as liability are remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested rewards over the vesting periods.

The Company has elected to recognize compensation expense on share-based awards with service condition on a straight-line basis over the requisite service period, which is generally the vesting period.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period the modification occurs and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

u. Comprehensive loss

The Company applies ASC 220, “Comprehensive Income”, with respect to reporting and presentation of comprehensive loss. The comprehensive loss of the Company only comprises of net loss as the Company did not have any other comprehensive income item in the years ended December 31, 2008, 2009 and 2010, respectively.

v. Profit appropriation and statutory reserves

The Company’s PRC subsidiary and VIEs are required to allocate at least 10% of their after-tax profit under PRC accounting regulations to the general reserve in accordance with the relevant PRC regulations until the general reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of December 31, 2008, 2009 and 2010, the Company’s PRC subsidiary and VIEs have not appropriated any statutory reserves because there were accumulated deficits.

w. Operating lease

Leases where substantially all the risks and rewards of ownership of the underlying assets remain with the lessors are accounted for as operating leases. Payments made under operating lease to the lessors, net of any incentives, are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

x. Dividends

Dividends are recognized when declared. No dividends were declared for the year ended December 31, 2008, 2009 and 2010, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

y. Segment reporting

The Group’s revenues are derived principally from online brand advertising from advertisers all located in PRC.

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

decisions about allocating resources and assessing performance of the Group. The Group has internal reporting that does not distinguish between markets or segments, and reports the entire business as a whole. Hence, the Group has only one operating segment. In addition, the Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

z. Loss per share

In accordance with ASC 260, “Earnings Per Share”, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participation rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible preferred shares using the if-converted method and ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such instruments would be anti-dilutive.

aa. Convenience translation

Translations of amounts from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2010 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.6000, representing the noon buying rate in The City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2010, or at any other rate.

bb. Recent accounting pronouncements

In October 2009, the FASB issued an accounting standard update on revenue recognition relating to multiple deliverable revenue arrangements. The fair value requirements of existing accounting guidance are modified by allowing the use of the “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and third-party evidence (“TPE”) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosure and is effective for fiscal years beginning on or after June 15, 2010 although early adoption is permitted. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangement or retrospectively. The Company is currently assessing the impact, if any, that the adoption of this update will have on its consolidated financial statements and disclosures.

In January 2010, the FASB issued an accounting standard update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. Since this standard impacts disclosure requirements only, its adoption is not expected to have a material impact on the Company’s consolidated results of operations or financial condition.

ASU 2010-13, issued in April 2010, provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. Earlier application is permitted. In according to this guidance, the Company’s stock options currently accounted for as liability awards will be reclassified to equity awards upon completion of its IPO.

In December 2010, FASB issued amendments Topic 805 to specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company is currently assessing the impact, if any, that the adoption of this update will have on its consolidated financial statements and disclosures.

In December 2010, FASB issued amendments Topic 350 to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company is currently assessing the impact, if any, that the adoption of this update will have on its consolidated financial statements and disclosures.

3. Restatement and change in accounting principle

(a) Change in accounting principle—Share-based compensation

The Company has previously accounted for the share options granted to the employees as equity awards under ASC 718. In April 2010, FASB issued ASU 2010-13, which provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition.

Upon further evaluation, the Company determined it was preferable to account for the share options denominated in USD granted as liability awards as the Company’s functional currency is RMB. Although the currency of the market which all of the Company’s equity transactions were in USD, it did not have shares publicly traded. Consequently, it believes that liability classification better reflects the underlying mismatch between the Company’s functional currency and the USD denominated share options.

Consequently, the Company retrospectively applied the liability classification and recorded this change in accounting principle as a cumulative effect adjustment to the opening balance of accumulated deficits as of January 1, 2008 of RMB 5,931,805. A summary of the adjustments resulting from the change is included below:

Adjustment to consolidated statements of operations

	For the Year Ended December 31
	2008	2009

	RMB	RMB
Increase to:
Cost of revenues	1,819,047	1,202,830
Sales and marketing expenses	2,908,046	2,077,713
General and administrative expenses	2,187,686	568,901
Net loss	6,914,779	3,849,444
Loss per ordinary share
Basic and diluted	0.58	0.32

Adjustment to consolidated balance sheets

	December 31
	2008	2009
Increase/(decrease) to:
Share-based compensation liability	18,054,629	29,576,979
Additional paid-in capital	(5,208,045)	(12,880,951)
Accumulated deficits	12,846,584	16,696,028

(b) Restatement—Revenue recognition

The Company has previously concluded that the advertisers were the direct customers of the Group and the advertising agencies were service providers to the Group based on the then understanding and analysis of the fact pattern of its commercial arrangements. Consequently, the Group classified the fees paid to advertising agencies as cost of revenues following the criteria prescribed under ASC 605-45.

During the process of submitting the Group’s registration statement on Form F-1 to U.S Securities and Exchange Commission (“SEC”), the Company performed a detailed review of its arrangements with advertisers and advertising agencies and concluded that advertising agencies are in fact direct customers of the Group based

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

on the contractual relationship and there is insufficient evidence to support that the agency fees paid by the Group represents an identifiable benefit that is sufficiently separable from the agencies’ purchase of the Company’s advertising services. Consequently, the Company determined that such agency fees should be classified as a reduction of revenue, in accordance with ASC 605-50-25, Revenue Recognition: Customer Payments and Incentives: Recognition.

As a result, the Company restated its consolidated financial statements for the years ended December 31, 2008 and 2009, to classify the fees paid to advertising agencies as a reduction of revenue. The restatement did not result in any adjustment to consolidated net losses or related per-share amounts. In addition, the restatement did not affect the consolidated balance sheets, the consolidated statements of change in stockholders’ deficit or the consolidated statements of cash flows of the Company.

A summary of the effect of the restatement on the applicable line items within the Company’s consolidated statement of operations for the years ended December 31, 2008 and 2009 is as follows:

	For the Year Ended December 31
	2008	2009

	RMB	RMB
Revenues
Before restatement	34,468,698	124,887,116
Adjustment	(4,723,474)	(24,081,317)

Restated	29,763,224	100,805,799

Cost of revenues
Before restatement	(148,054,934)	(151,263,404)
Adjustment	4,723,474	24,081,317

Restated	(143,331,460)	(127,182,087)

In addition, where appropriate, the notes to the consolidated financial statements have been restated.

4. Prepayments and other receivables

	December 31
	2008	2009	2010
	RMB	RMB	RMB
Rental deposit	1,359,978	2,056,161	2,554,234
Advances to suppliers	381,207	2,012,068	1,798,055
Staff advances	472,869	1,148,116	2,566,536
Deferred expenses relating to the initial public offering	—	—	13,796,622
Prepaid expenses	1,178,612	632,176	7,174,826
Others	1,301,855	307,966	409,531

Total	4,694,521	6,156,487	28,299,804

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Deferred expenses relating to the initial public offering represent costs incurred by the Company directly attributable to a proposed offering of the Company’s equity shares in the United States and will be charged against the gross proceeds from such offering and net of the additional paid in capital.

5. Prepayment for investment

	December 31
	2008	2009	2010
	RMB	RMB	RMB
Prepaid investment to establish the VIEs	3,000,000	—	—

In November 2008, the Company granted interest-free loan to a director of the Company with the sole purpose of providing funds necessary to establish new VIEs. The new VIEs have been legally incorporated in 2009 as disclosed in Note 1 to the consolidated financial statements.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

6. Equipment

Equipment and related accumulated depreciation are as follows:

	December 31, 2008
	Gross amount	Impairment	Net amount
	RMB	RMB	RMB
Computer hardware and other equipment	61,707,611	(8,735,650)	52,971,961
Furniture, fixture and office equipment	995,096	—	995,096
Motor vehicle	382,800	—	382,800
Leasehold improvements	2,737,643	—	2,737,643
Less: accumulated depreciation	(20,867,320)	—	(20,867,320)

Equipment, net	44,955,830	(8,735,650)	36,220,180

	December 31, 2009
	Gross amount	Impairment	Net amount
	RMB	RMB	RMB
Computer hardware and other equipment	72,425,312	(2,372,289)	70,053,023
Furniture, fixture and office equipment	1,870,401	—	1,870,401
Motor vehicle	1,169,548	—	1,169,548
Leasehold improvements	5,444,473	—	5,444,473

Less: accumulated depreciation	(39,045,481)	—	(39,045,481)

Equipment, net	41,864,253	(2,372,289)	39,491,964

	December 31, 2010
	Gross amount	Impairment	Net amount
	RMB	RMB	RMB
Computer hardware and other equipment	91,281,374	—	91,281,374
Furniture, fixture and office equipment	2,998,103	—	2,998,103
Motor vehicle	1,169,548	—	1,169,548
Leasehold improvements	10,684,089	—	10,684,089

Less: accumulated depreciation	(59,727,298)	—	(59,727,298)

Equipment, net	46,405,816	—	46,405,816

The depreciation charges recognized for the years ended December 31, 2008, 2009 and 2010 are summarized as follows:

	Years ended December 31
	2008	2009	2010
	RMB	RMB	RMB
Cost of revenues	13,558,764	16,913,152	17,240,634
General and administrative expenses	1,669,340	1,557,818	2,596,832
Sales and marketing expenses	434,350	1,158,822	844,195

Depreciation charge	15,662,454	19,629,792	20,681,661

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

The Group assessed the impairment of the equipment following the guidance under ASC 360-10-35 whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group assessed the impairment by comparing the carrying value of these equipments to the estimated undiscounted future cash flows expected to receive in their remaining useful lives. When the sum of the estimated undiscounted future cash flow was less than the carrying amount of these equipments, the Company recognized the impairment loss equal to the excess of the carrying amount over the fair value of these equipments by referring to the quoted market prices and recognized impairment charges of RMB8,735,650, RMB2,372,289, and zero for the year ended December 31, 2008, 2009 and 2010, respectively.

7. Intangible assets

	As of December 31, 2010
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Software	1,291,750	—	1,291,750
Trademark	334,540	—	334,540

Total intangible assets	1,626,290	—	1,626,290

In December 2010, the Company purchased Kingdee, a finance system software from third party for internal use with amount of RMB 1,291,750. The software is amortized over the useful life of 5 years.

In November 2010, the Company entered into a registered trademark transfer contract with a third party individual, pursuant to which the individual agreed to transfer the registered trademarks and trademark application to the Company by a consideration of US$ 78,000. The trademark has an indefinite useful life.

As of December 31, 2010, there is no impairment recorded for intangible assets. The Company estimates amortization expenses for each of the succeeding five years as follows:

2011	258,350
2012	258,350
2013	258,350
2014	258,350
2015	258,350

Total	1,291,750

8. Other assets

	As of December 31, 2010
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Golf club membership	4,353,859	—	4,353,859

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

In December 2010, the Group purchased two memberships of a golf club from third parties at a total consideration of RMB 4,353,859. The golf club memberships are amortized over the remaining useful life until July 2041. As of December 31, 2010, there is no impairment recorded for other assets. The Company estimates amortization expenses for each of the succeeding five years as follows:

2011	142,361
2012	142,361
2013	142,361
2014	142,361
2015	142,361
Thereafter	3,642,054

Total	4,353,859

9. Short term loans

The Group borrowed short-term loans from several commercial banks in the PRC. As of December 31, 2010, the short-term bank loans are analyzed as follows:

December 31, 2010
RMB
Secured	61,243,510

(i)	In March 2010, Reshuffle Shanghai had taken a bank loan of RMB 20,000,000 from a PRC commercial bank, which is collateralized by the Company’s cash deposit of US$ 3,340,000 (RMB 22,681,606). The short-term bank loan bear annual interest rate of 5.346% with a repayment term of six months. The loan was repaid in September 2010.
(ii)	In April 2010, Reshuffle Shanghai has entered into a facility loan agreement with another PRC commercial bank with the total facility of RMB 61,243,510 (equivalent to US$ 9 million). The facility could be drawn in a six-month period and the repayment term for each loan should not exceed one year. The short-term loans under this facility are collateralized by the Company’s bank deposit of US$ 10,000,000 (RMB 66,227,000). There is covenant associated with the facility loan agreement that during the facility period, the total debt of Reshuffle Shanghai shall not exceed the difference between the total statutory permitted investment amount and its paid in capital. As of December 31, 2010, the Company was in compliance with the convenant, Also as of December 31, 2010, the entire facility under the facility loan agreement has been drawn as follows,

-

In April 2010, the Group has taken a bank loan of RMB 30,700,000. The short-term bank loan bears an interest rate of 4.73% per annum with a repayment term of six months. The loan has been repaid in October 2010.

-	In July 2010, the Group had taken a bank loan of RMB 6,000,000. The short-term bank loan bears an interest rate of 5.31% per annum with a repayment term of one year.
-	In July 2010, the Group had taken another bank loan of RMB 4,000,000. The short-term bank loan bears an interest rate of 5.31% per annum with a repayment term of one year.
-	In September 2010, the Group had taken a bank loan of RMB 20,543,510. The short-term bank loan bears an interest rate of 5.31% per annum with a repayment term of one year.
-	In October 2010, the Group has taken a bank loan of RMB 30,700,000. The short-term bank loan bears an interest rate of 5.56% per annum with a repayment term of six months.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Interest expense on short term loans for the year ended December 31, 2010 was RMB 2,181,616. The carrying value of the short term loans approximate their fair values based on their short-term maturities.

10. Accrued liabilities and other payables

	December 31
	2008	2009	2010
	RMB	RMB	RMB
Payroll and welfare	11,908,913	29,299,600	36,164,412
Agency fees-advertisement	4,648,474	23,213,964	60,703,555
Internet bandwidth leasing costs	1,788,139	3,985,571	—
Litigation loss (Note 16 (b) and 18 (a))	1,294,866	2,130,000	3,481,086
Professional fee	1,207,013	1,552,894	13,754,602
Tax levies	810,339	2,814,079	9,989,511
Mobile video service fee	—	—	3,342,483
Conditional subsidy (note*)	—	—	3,000,000
Promotional cost	—	302,197	3,057,692
Others	274,363	833,007	1,497,556

Total	21,932,107	64,131,312	134,990,897

Note* - In January 2010, the Company received RMB 1 million from the Shanghai Xuhui District government as subsidy upon changing its registered office, which was further subject to Licheng, paying specified amount of taxes before October 2010. The Company did not meet the specified condition and has recorded the amount as a payable.

In August 2010, the Company received RMB 2 million from Shanghai Economic and Information Committee as a subsidy to support the Group’s internal research and development activities, which was subject to the ongoing review and final inspection by the government and require the Company to spend certain amount of research and development cost. As of December 31, 2010, the amount of subsidy received was recorded as payable as the Company has not met all of conditions attached to the subsidy.

11. Redeemable Convertible Preferred Shares and Convertible Loan

Redeemable Convertible Preferred Shares and Convertible Loan

In January 2006, the Company issued 6,000,000 Series A Preferred Shares for an aggregate purchase price of US$ 499,980 (RMB 3,977,591) or US$ 0.083 per Series A Preferred Share.

In May 2006, the Company issued 11,333,340 Series B Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) for an aggregate purchase price of US$ 8,499,985 (RMB 67,621,631) or US$ 0.75 per Series B Preferred Share and incurred direct equity issuance costs of RMB 652,612.

In April 2007, the Company issued 13,781,800 Series C Redeemable Convertible Preferred Shares (“Series C Preferred Shares”) for an aggregate purchase price of US$ 19,000,000 (RMB 146,349,600) or US$ 1.379 per Series C Preferred Share and incurred direct equity issuance costs of RMB 552,526.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

In March 2008, the Company issued 21,671,117 Series D Redeemable Convertible Preferred Shares (“Series D Preferred Shares”) for an aggregate purchase price of US$ 56,800,000 (RMB 394,260,668) or US$ 2.621 per Series D Preferred Share and incurred direct equity issuance costs of RMB 928,212.

In April 2010, the Company entered into an agreement with several institutional investors and issued a convertible loan (the “Convertible Loan”) for an aggregated amount of US$15 million (RMB 102,394,500). The Convertible Loan expires on January 30, 2012 and will carry an interest of 10% per annum starting from January 31, 2011. According to the agreement, if the Company can complete the issuance of Series E Redeemable Convertible Preferred Shares (“Series E Preferred Shares”) before December 31, 2010, the convertible loan shall be automatically converted into the Series E Preferred Shares with the conversion price equal to the issuance price of Series E Preferred Shares. However, if the Company cannot complete the issuance of Series E Preferred Shares before December 31, 2010, upon the exercise of the conversion option by the investors. The convertible loan shall be converted to the Series D Preferred Shares at the conversion price mutually agreed by the Company and the investors then. The investors can require the Company to repay the Convertible Loan or the Company can repay it any time after January 30, 2011 if the conversion option has not been exercised.

In connection with the issuance of the Convertible Loan, the Company also issued 2,769,264 warrants to the respective holders of the Convertible Loan to purchase up to US$ 7.5 million Series E Preferred Shares, with an initial exercise price at the original issue price of the Series E Preferred Shares. The warrants have an exercise period ending on the earlier of (a) the fifth anniversary of the issuance date and (b) the closing of Qualified IPO.

In July 2010, the Company issued 18,461,767 Series E Preferred Shares for an aggregate purchase price of US$ 50,000,000 or US$ 2.7083 per Series E Preferred Share, including 5,538,531 Series E Preferred Shares issued through conversion of the Convertible Loan afore-mentioned for an aggregated conversion price of US$ 15 million, or share conversion price of US$ 2.7083 .

In connection with the issuance of the Series E Preferred Shares, the Company also issued 6,461,614 warrants to the Series E Preferred Shareholder (other than the holders of the Convertible Loan) to purchase up to US$ 17.5 million Series E Preferred Shares, with an initial exercise price at the original issue price of the Series E Preferred Shares. The warrants have an exercise period ending on the earlier of (a) the fifth anniversary of the issuance date and (b) the closing of Qualified IPO. As of December 31, 2010, there were 9,230,878 warrants issued and outstanding, and in November 2010, the Company received the exercise notice from all the holders of the warrants as follows:

•

Holders of warrants to purchase 9,083,185 Series E preferred shares (further convertible into equivalent number of ordinary shares) with the aggregated exercise price of US$ 24.6 million agreed to exercise the warrants immediately prior to the closing of Qualified IPO.

•

Holders of warrants to purchase 147,693 Series E preferred shares (further convertible into equivalent number of ordinary shares) with the aggregated exercise price of US$ 0.4 million agreed to exercise the warrants i) immediately prior to the closing of Qualified IPO and ii) if and only if the per share price at which ordinary shares are sold in the Qualified IPO equals or exceeds the exercise price of the warrants.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

As of December 31, 2008, 2009 and 2010, the Series A, B, C, D and E Preferred Shares (collectively the “Preferred Shares”) are comprised of the following:

As of December 31, 2008 and 2009

Series	Issuance Date	Shares Issued and Outstanding	Issue Price Per Share	Proceeds from issuance, net of issuance costs	Carrying amount
			US$	US$	RMB
A	January, 2006	6,000,000	0.083	499,980	3,977,591
B	May, 2006	11,333,340	0.750	8,417,952	66,969,019
C	April, 2007	13,781,800	1.379	18,928,295	145,797,074
D	March, 2008	21,671,117	2.621	56,666,275	393,332,456

		52,786,257

As of December 31, 2010

Series	Issuance Date	Shares Issued and Outstanding	Issue Price Per Share	Proceeds from issuance, net of issuance costs	Carrying amount
			US$	US$	RMB
A	January, 2006	6,000,000	0.083	499,980	3,977,591
B	May, 2006	11,333,340	0.750	8,417,952	66,969,019
C	April, 2007	13,781,800	1.379	18,928,295	145,797,074
D	March, 2008	21,671,117	2.621	56,666,275	393,332,456
E	July, 2010	18,461,767	2.708	49,880,000	338,828,580

		71,248,024

All Series Preferred Shares have a par value of US$ 0.0001 per share. The rights, preferences and privileges of the Preferred Shares are as follows:

Conversion

Each preferred share is convertible, at the option of the holder, at any time after the date of issuance of such preferred shares into such number of ordinary shares according to a conversion ratio determined by dividing the original issuance price by the applicable conversion price, and is subject to adjustments for dilution as follows:

•	Additional ordinary shares issued at a price lower than the effective conversion price;

•	Dividends on and distribution of ordinary shares;

•	Combination or reclassification of ordinary shares;

•	Receipt of any distribution payable in securities of the Company other than ordinary shares;

•	Ordinary shares issuable upon conversion changed into the same or different number of shares of any other classes;

•	Recapitalization, exchange or substitution of the ordinary shares;

•	Subdivision of Preferred Shares

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Each share of Series A, Series C, Series D and Series E Preferred Share is convertible into one ordinary share. The conversion price of Series B Preferred Share was initially equal to US$ 0.75, and as per the agreement was subsequently adjusted to US$0.85 as the Company met the agreed criteria relating to the actual number of IP visitors to the website of the Company following the 2006 year end. Thereafter, due to the change in conversion price to US$0.85 as compared with the issue price of US$0.75, each share of Series B Preferred Share is convertible into 0.88 ordinary share.

Each preferred share is automatically convertible into the number of shares of ordinary share into which such shares are convertible upon the earlier of any of the following events: (i) affirmative vote or written consent of the holders of two-thirds of the preferred shares then outstanding, voting together as a single class, or (ii) the closing of a first firm commitment underwritten Qualified IPO. The Qualified IPO is defined as an effective registration statement under the U.S. Securities Act of 1933, as amended, covering the offer and sale of ordinary shares to the public with gross cash proceeds to the Company in respect of all such ordinary shares so offered of at least US$80 million, representing a pre-money market valuation of the Company of at least US$450 million.

As of December 31, 2009 and 2010, the Company had reserved 51,452,917 and 69,914,684 ordinary shares, respectively for the conversion of the preferred shares based on the respective conversion ratio of each series.

Redemption

Beginning on or after twenty four months following the issuance of the Series E Preferred Shares, the preferred shares are redeemable as follows:

a)	Upon request by holders of at least two-thirds (2/3) of the then outstanding fully-paid Preferred Shares (voting together on an as-converted basis), the Company shall redeem all, but not less than all, of the then outstanding fully-paid Preferred Shares, by paying a redemption price as defined below.

b)	Upon request by holders of not less than 50% of then outstanding Series E Preferred Shares, the Company shall redeem all of the outstanding Series E Preferred Shares. Holders of at least fifty percent 50% of the Series D Preferred Shares, holders of at least fifty percent 50% of the Series C Preferred Shares, holders of at least 50% of the then outstanding Series B Preferred Shares and/or holders of at least 50% of the Series A Preferred Shares, each voting separately as separate classes, shall have the right to request the Company to redeem all of the Series D Preferred Shares, Series C Preferred Shares and/or the Series B Preferred Shares and/or the Series A Preferred Shares, together with the fully-paid Series E Preferred Shares, by paying a redemption price as defined below. If the assets and funds distributed among the holders are insufficient to permit the payment of the full preferential amounts, then the holders of Series D Preferred Shares shall be entitled to be paid first out of the assets of the Company available for distribution, prior and in preference to any payment on all other series of preferred shares and ordinary shares, followed in sequence by Series C Preferred Shares, Series B Preferred Shares and Series A Preferred Shares.

The redemption price shall be equal to:

a)	With respect to the Series A Preferred Shares, the Original Purchase Price x (1.25)^N plus all declared but unpaid dividends, “N” means a fraction the numerator of which is the number of calendar days from the date on which the first Series A Preferred Share was issued up to and including the date on which such Series A Preferred Shares are redeemed and the denominator of which is 365.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

b)	With respect to the Series B, C and D Preferred Shares, the Original Purchase Price plus all declared but unpaid dividends.

c)	With respect to the Series E Preferred Shares, the 150% Original Purchase Price, plus all any declared but unpaid dividends.

Due to its redemption features described above, the Company classified the Preferred Shares in the mezzanine section of the consolidated balance sheets in accordance with ASC 480-10-S99. In addition, the carrying value of the preferred shares is adjusted for accretion and the translation difference with a corresponding adjustment to accumulated deficits.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of preferred shares shall be entitled to receive an amount per share equal to 150% to 200% of the original purchase price plus all dividends accrued, or declared and unpaid. If the assets and funds distributed among the holders are insufficient to permit the payment of the full preferential amounts, then the holders of Series E Preferred Shares shall be entitled to be paid first out of the assets of the Company available for distribution among the Shareholders, prior and in preference to any payment on all other series of preferred shares and ordinary shares, followed in sequence by Series D Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, Series A Preferred Shares and ordinary shares. After payment of the full amounts from above, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of preferred shares and ordinary shares in proportion to the number of outstanding shares held by each such holder on an as converted basis.

Dividends

No dividends shall be declared or paid to any holders of the preferred or ordinary share unless approved unanimously by Board of Directors. Holders of the preferred shares are entitled to participate in dividends on an as converted basis with the ordinary shares when and if declared by the Board of Directors. No dividends on preferred and ordinary shares have been declared since the inception through December 31, 2010.

Voting Rights

The holder of each Preferred Share shall be entitled to the number of votes equal to the number of ordinary Share into which such Preferred Share could be converted at the record date for determination of the members entitled to vote on such matter, or, if no such record date is established, at the date such vote is taken or any written consent of members is solicited. The Preferred Shareholders shall vote together with ordinary shareholders, and not as a separate class or series.

Following the application of ASC 480 and ASC 815-40-25, the warrants issued to the Series E Preferred Shareholders (including the warrants issued with the Convertible Loan) are classified as liability. The proceeds from the issuance of the Convertible Loan and warrants are first allocated to the warrants based upon the fair value of the warrants being the amount of RMB10,966,998 and the residual amount of proceeds with amount of RMB91,427,502 are allocated to the Convertible Loan. The carrying amount of the Convertible Loan is accreted to the full repayment amount at the earliest repayment date. The accreted interest was recorded as interest expense over the period. The Convertible loan was converted to Series E Preferred Shares in July, 2010. The

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

interest expense from the accretion was RMB10,249,998 in the year ended December 31, 2010. The proceeds from the issuance of the Series E Preferred Shares and warrants are also first allocated to the warrants based upon the fair value of the warrants being the amount of RMB18,392,553 and the residual amount of proceeds with amount of RMB218,041,527 are allocated to the Series E Preferred Shares.

The carrying value of the Series E preferred shares is adjusted for accretion to their redemption price to the first possible redemption date (which is twenty four months from its issuance date) and the translation difference with a corresponding adjustment to accumulated deficits. During the year ended December 31, 2010, the accretion to the carrying value of Series E preferred shares was RMB35,571,435 and the foreign exchange gain was RMB3,888,333, resulting in total net charge of RMB31,683,102 to the retained earnings. The warrants are carried subsequently at fair value and the changes in the fair value on each balance sheet dates are recognized separately in the consolidated statements of operations. The gain arising from changes in the fair values of the warrants was RMB124,680,060 in the year ended December 31, 2010.

In determining the fair value of the warrants, the Company applied the Black-Scholes option pricing model with the following assumptions used:

	April 15, 2010	July 28, 2010	December 31, 2010
Expected volatility (%)	42%	31%	37%
Expected dividend yield (%)	—	—	—
Expected term(years)	1.61	1.31	0.50
Risk-free interest rate (per annum) (%)	1.55%	1.54%	1.11%

•

Expected volatility was estimated based on average annualized standard deviation of the share price of comparable listed companies and applied certain discount for a period equal to the expected term preceding the valuation date.

•	Expected dividends are considered as zero because the Company has no history or expectation of paying dividends on its ordinary shares.

•	The expected term was considered as equal to the remaining contractual term of the warrants pursuant to the agreement.

•	Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese government bonds for the term approximating the expected life of the warrants at the time of valuation.

The Company assessed the beneficial conversion feature attributable to the Convertible Loan in accordance with ASC 470-20 and determined that at the commitment date, there was a contingent beneficial conversion feature with amount of RMB 10,966,998 which was recognized as beneficial conversion charge expense in the consolidated statements of operations upon the automatic conversion of Convertible Loan upon issuance of Series E Preferred Shares.

12. Ordinary Shares

In November 2005, the Company issued 12,000,000 ordinary shares to the founders for a consideration of US$ 12,000, equal to the par value of US$ 0.0001.

The holders of the ordinary shares are granted certain registration rights, which include Demand Registration Rights, Form S-3 or Form F-3 Registration Rights and Piggyback Registration Rights. All

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

registration expenses incurred in connection with any demand, piggyback or S-3/F-3 registration, other than any underwriting discounts and selling commissions, shall be borne by the Company.

As of December 31, 2008 and 2009 and 2010, the Company was authorized to issue a maximum number of 9,928,751,976 ordinary shares, respectively, at par value of US$0.0001 per share. The ordinary shares reserved for issuance upon conversion of the Series A, Series B, Series C, Series D and Series E Preferred Shares and the ordinary shares reserved for issuance upon exercise of the stock options were as follows,

	Years ended December 31
	2008	2009	2010
Reserved for issuance upon conversion of the Preferred Shares (Note 11)	51,452,917	51,452,917	69,914,684
Reserved for issuance upon exercise of the warrant (Note 11)	—	—	9,230,878
Reserved for issuance upon exercise of the stock options (Note 13)	7,050,324	7,050,324	12,240,118

On October 28, 2010, the shareholders of the Company adopted a dual-class ordinary share structure effective immediately prior to the completion of the IPO pursuant to which the ordinary shares of the Company are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to four votes on all matters subject to shareholders’ vote, and each Class B ordinary share is entitled to one vote on all matters subject to shareholders’ vote. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. The Company is currently assessing the accounting impact of the dual-class ordinary share structure.

13. Share-Based Compensation

In February 2006, the Board of Directors of the Company passed a resolution to adopt Stock Option Plan (“the Option Plan”) that provides for the granting of options to key employees to acquire ordinary shares of the Company at an exercise price as determined by the Administrator or the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 2,000,000 ordinary shares for the issuance under the Plan. In September 2006, the Board of Director of the Company passed a resolution to increase the number of shares reserved for issuance under the Plan by 1,111,110 ordinary shares to 3,111,110 ordinary shares. In April 2007, the Board of Director of the Company passed a resolution to increase the number of shares reserved for issuance under the Plan by 1,530,000 ordinary shares to 4,641,110 ordinary shares. In March 2008, the Board of Director of the Company passed a resolution to increase the number of shares reserved for issuance under the Plan to 5,244,398 ordinary shares. In June 2008, the number of ordinary shares reserved for option issuance under the Plan increased to 7,050,324 ordinary shares. In July 2010, the number of ordinary shares reserved for option issuance under the Plan increased to 12,240,118 ordinary shares.

The contractual term of the share option under the Option Plan is five years. The options contain service condition with the vesting period of four years, with 25% of the options vesting every year. The vesting period of the option granted on August 20, 2008 to certain directors of the Company was sixteen months. As disclosed in Note 2(t), the Company’s share-based compensation cost is measured at the value of the award as calculated under the Black-Scholes option pricing model.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Option modification

During the years ended December 31, 2008, 2009 and 2010, the employees leaving the Company applied to the Company to extend the exercise period of the vested options from 90 days since the termination date to the actual IPO date. The Management of the Company approved to extend the exercisable period of the vested options granted until after the IPO date for some of the employees who were leaving the Company. Such extensions have been limited, are at the sole discretion of the Company and are considered based on the employment term or contribution of the respective employee to the Company. The incremental cost arising from the modification of the options amounted to RMB0.48 million. All employees who were granted the extension had entered into amendments to their original option agreements with the Company. The Company recorded for the incremental compensation cost of RMB322,978, RMB26,829 and RMB126,400 for years ended December 31, 2008, 2009 and 2010, respectively on the date the vested options are modified.

In July 2010, the Board of Directors resolved to modify the Option Plan that if the Board determined that the IPO of the Company is unlikely to be consummated prior to the original expiration date of the options granted under the Option Plan, upon the application of the grantee, the Board may in its sole discretion to extend the exercisable period of the vested options granted until after the IPO date. All employees who were granted the extension had entered into amendments to their original option agreements with the Company. The Company recorded the incremental compensation cost of RMB33,679 for the year ended December 31, 2010 in respect of such modification.

On October 28, 2010, the Company modified the options granted to Mr. Gary Wei Wang, the founder and chief executive officer of the Company, on August 20, 2008 to enable him to purchase the Class A ordinary shares of the Company, when and if the dual-class ordinary share structure is effective, upon exercise of these options. All other terms and conditions remain unchanged. The Company is currently assessing the accounting impact of the dual-class ordinary share structure as discussed in Note 12 would have on the option modification.

A summary of all granted options under the Plan is presented below (in US Dollars, except shares):

	Number of Options	Average Exercise Price
		US$
Balance as of December 31, 2008	5,650,695	0.91
Granted	708,600	1.40
Forfeited	(244,000)	0.78
Cancelled	(13,600)	1.40

Balance as of December 31, 2009	6,101,695	1.02
Granted	1,729,700	2.75
Forfeited	(646,600)	1.67

Balance as of December 31, 2010	7,184,795	1.38

Exercisable as of December 31, 2010	4,370,520	0.90

The following table summarizes information about share options outstanding as of December 31, 2009:

	Options outstanding			Options exercisable
Exercise price	Number of options outstanding	Remaining contractual life (years)	Aggregate Intrinsic Value (US$)	Number exercisable	Remaining contractual life (years)	Aggregate Intrinsic Value (US$)
US$0.001	1,065,000	1.11	1,869,075	890,000	1.11	1,561,950
US$0.100	325,000	1.38	538,200	250,750	1.38	415,242
US$0.300	352,200	2.18	512,803	189,650	2.04	276,130
US$1.400	4,359,495	3.59	1,551,980	2,140,833	3.47	762,136

Total	6,101,695		4,472,058	3,471,233		3,015,458

The following table summarizes information about share options outstanding as of December 31, 2010:

	Options outstanding			Options exercisable
Exercise price	Number of options outstanding	Remaining contractual life ( years)	Aggregate Intrinsic Value (US$)	Number exercisable	Remaining contractual life ( years)	Aggregate Intrinsic Value (US$)
US$0.001	1,055,000	0.09	5,231,745	1,055,000	0.09	5,231,745
US$0.100	319,000	0.36	1,550,340	319,000	0.36	1,550,340
US$0.300	329,800	1.17	1,536,868	274,500	1.08	1,279,170
US$1.400	3,895,295	2.54	13,867,250	2,722,020	2.47	9,690,391
US$2.800	691,000	4.20	1,492,560	—	—	—
US$2.708	894,700	4.57	2,014,596	—	—	—

Total	7,184,795		25,693,359	4,370,520		17,751,646

The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2009 and 2010 is calculated as the difference between the estimated fair value of the Company’s ordinary shares as of December 31, 2009 and 2010 and the exercise price of the shares.

The Company granted share options which contained an exercise price denominated in US$. Since this denomination is neither the functional currency of the Company nor the currency in which the grantee is paid, they are accounted for as liability awards that are remeasured at fair value with changes recognized in the consolidated statements of operations. Total compensation cost in connection with the Company’s options was RMB11,318,118, RMB11,522,350, and RMB104,576,369 for the years ended December 31, 2008, 2009 and 2010, respectively.

The weighted average grant-date fair values of each option for employee were US$0.637, US$0.87 and US$2.05 for the years ended December 31, 2008, 2009 and 2010. There was no income tax benefit recognized in the statements of operations for share-based compensation plans in the years ended December 31, 2008, 2009 and 2010.

Under ASC 718, the Company applied the Black-Scholes option pricing model in determining the fair value of options granted. The assumptions used to value share-based compensation awards are presented as follows:

For the years ended December 31
	2008	2009	2010
Expected volatility (%)	55-60	60-75	35-60
Expected dividend yield (%)	—	—	—
Expected term (years)	2.92-4.00	1.42-4.00	0.25-3.58
Risk-free interest rate (per annum) (%)	3.28-4.58	1.38-3.59	0.99-1.83

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

The Company calculated the estimated fair value of the liability awards at each reporting date using the Black-Scholes option pricing model with the following assumptions:

	December 31,
	2008	2009	2010
Expected volatility (%)	63.75	68.75	48.75
Expected dividend yield (%)	—	—	—
Expected term (years)	2.88	2.61	2.08
Risk-free interest rate (per annum) (%)	2.91	2.05	1.46

The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying dividends on its ordinary shares. The Company estimated the expected term based on the timing of the expected public offering, the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese government bonds for the term approximating the expected life of award at the time of grant.

As of December 31, 2009 and 2010, there was RMB8,795,157 and RMB41,405,802 of unrecognized compensation cost for employee, adjusted for estimated forfeitures, related to unvested share-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a remaining weighted-average period of 2.61 years and 2.78 years as of December 31, 2009 and 2010.

14. Taxation

(a) Income taxes

The provisions for income taxes are summarized as follows:

Years ended December 31
	2008	2009	2010
	RMB	RMB	RMB
Current income tax expense	—	—	—
Deferred tax benefit	—	—	—

Income tax expense	—	—	—

The components of loss before income taxes for PRC and non-PRC operations are as follows:

	Years ended December 31
	2008	2009	2010
	RMB	RMB	RMB
Loss arising from PRC operations	(184,990,326)	(139,225,855)	(86,563,768)
Loss arising from non-PRC operations	(27,648,253)	(5,551,298)	(260,836,069)

Loss before taxes	(212,638,579)	(144,777,153)	(347,399,837)

Income tax expense relating to PRC operations	—	—	—
Income tax benefit relating to non-PRC operations	—	—	—

	—	—	—

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Cayman

Under the current laws of Cayman, the Company, being a Cayman incorporated company, is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of British Virgin Islands, Starcloud BVI is not subject to tax on income or capital gain. In addition, no British Virgin Islands withholding tax will be imposed on payments of dividends by Starcloud BVI to its shareholders.

PRC

In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulations Implementing Regulations for the PRC Corporate Income Tax Law. The law and regulations went into effect on January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. The Corporate Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and regulations, to gradually change their income tax rates to 25%. Accordingly the income tax rate was 18%, 20% and 25% in 2008, 2009 and 2010 respectively.

The following table sets out the reconciliation of the statutory income tax rate and the Group’s effective tax rate:

	Years ended December 31
	2008	2009	2010
Statutory EIT rate	18%	20%	25%
Non-deductible tax losses*	(1.8)%	(0.2)%	(18.8)%
Change in valuation allowance	(16.2)%	(19.8)%	(6.2)%

Effective EIT rate	—	—	—

*	This reconciling item primarily relates to losses incurred by the Company and Starcloud BVI incorporated in BVI with no corresponding deferred tax assets, since the Company and Starcloud BVI are not subject to income tax under the Cayman and BVI laws.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

(b) Deferred tax

The Group’s significant components of deferred tax assets are as follows:

	Years ended December 31
	2008	2009	2010
	RMB	RMB	RMB
Net operating losses	63,225,592	88,565,625	88,798,333
Accrued liabilities	4,268,851	13,043,992	34,389,202
Fixed assets depreciation	1,549,087	1,361,620	428,268
Allowance for doubtful accounts	—	878,757	1,875,133

Total	69,043,530	103,849,994	125,490,936
Less: Valuation allowance	(69,043,530)	(103,849,994)	(125,490,936)

Net deferred tax assets	—	—	—

As of December 31, 2008, 2009 and 2010, valuation allowances were provided for tax losses carry-forward and other deferred tax assets because it was more likely than not that such deferred tax will not be realized based on the Group’s estimate of its future taxable income. Accumulated tax losses of approximately RMB 256,132,851, RMB 389,157,840 and RMB 506,083,746 carried forward as of December 31, 2008, 2009 and 2010 will expire through 2012 to 2014. If any events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur. The Company recognized additional valuation allowances for RMB 46,247,581, RMB 34,806,464, and RMB 21,640,942 during the years ended December 31, 2008, 2009 and 2010, respectively.

The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. All the foreign invested enterprises are subject to withholding tax on dividends distribution effective from January 1, 2008. Since Group is currently loss making and the Company intends to reinvest earnings to further expand its businesses, its PRC subsidiary do not intend to declare dividends to their immediate foreign holding companies in foreseeable future.

The Group implemented the provisions of ASC 740-10-25 as of January 1, 2007. The adoption of ASC 740-10-25 did not have a material impact on the Group’s financial position and results of operations and cash flows on adoption and during the year ended December 31, 2007. The Group concluded that it has no additional material uncertain tax positions for the years 2008 and 2009. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, for the years ended December 31, 2008, 2009 and 2010, there were no interest and penalties related to uncertain tax positions, and the Group had no material unrecognized tax benefit which would affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. For its subsidiary and VIE subsidiaries, the years 2004 to 2009 remain subject to examination by the PRC tax authorities.

The various entities within the Group were in tax loss position during the reporting periods and as discussed above, no deferred tax asset has been recognized for the carry forward tax losses. Therefore, there is no impact of the preferential tax treatment on the loss per share.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

(c) Sales taxes

The Group is subject to sales taxes of 9.5% with a business tax of 5% and a cultural and educational related surcharge of 4.5% on the provision of advertising services.

15. Loss per Share

Basic and diluted net loss attributable to the Company’s ordinary shareholders per ordinary share is as follows:

	For the Years Ended December 31,
	2008	2009	2010
Numerator:
Net loss for the year	(212,638,579)	(144,777,153)	(347,399,837)
Accretion / remeasurement for Preferred Shares	17,537,830	(308,439)	(14,983,908)

Numerator for basic and diluted loss per share	(195,100,749)	(145,085,592)	(362,383,745)

Denominator:
Weighted average ordinary shares outstanding for basic and diluted calculation	12,000,000	12,000,000	12,000,000
Basic and diluted loss per ordinary share	(16.26)	(12.09)	(30.20)

The potentially dilutive securities such as share based awards, preferred shares, convertible loan and warrants were not included in the calculation of dilutive loss per share because of their anti-dilutive effect.

The Company’s preferred shares are participating securities and as such would be included in the calculation of basic earnings (loss) per share under the Two-class Method in periods of net loss if, based on the contractual terms of the preferred shares, the preferred shares have a contractual obligation to share in the losses of the Company. For the years ended December 31, 2008, 2009 and 2010, it was determined that the preferred shareholders have no such obligation to share in the losses of the Company and therefore no loss was allocated to them in the computation of basic loss per share.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	For the Years Ended December 31,
	2008	2009	2010
Preferred shares	51,452,917	51,452,917	69,914,684
Share-based awards	1,797,411	2,622,823	7,184,795
Warrants of the Series E Preferred Shares (Note 11)	—	—	9,230,878

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

16. Commitments and contingencies

(a) Operating lease commitments

The Group leases office premises under non-cancellable leases. Rental expenses under operating leases for the years ended December 31, 2008, 2009 and 2010 were RMB 4,453,175, RMB 6,806,086, and RMB 8,508,838, respectively.

In addition, the Group also leases internet bandwidth under non-cancellable leases. Internet bandwidth leasing cost for the years ended December 31, 2008, 2009 and 2010 were RMB 106,897,709, RMB 74,385,535, and RMB 103,634,434, respectively.

As of December 31, 2010, the Group had remaining outstanding commitments in respect of its non-cancellable operating leases as follows:

RMB
2011	42,970,732
2012	19,204,138
2013	7,770,188
2014	4,619,892
2015	1,033,556
2016	17,609

75,616,115

(b) Contingencies

The shareholders of VIEs maybe involved in personal disputes with third parties that may have adverse effect on their respective equity interests in the relevant VIEs. On October 11, 2010, the ex-wife of Mr. Gary Wei Wang, the founder and chief executive officer of the Company who holds 95% of the equity interests in Quan Toodou, initiated a lawsuit against him with a local court in Shanghai, PRC and claimed for the division of 76% equity interest of Quan Toodou held by Mr. Wang, which she alleges to form part of the community property during their marriage. The detailed evaluation and assessment of the impact has been included in Note 2(b).

The Group is subject to claims and litigations, which may arise in the normal course of business. As of December 31, 2010, there were a total of 103 lawsuits against the Company with the total claim amount of RMB 8.2 million. These claims relate to the allegations of infringement of copyrights of others as well as other claims of liability. Based on the management’s assessment of each lawsuit and advice of PRC counsel, the Group believed that it is probable that the Group could incur a loss with respect to some of these litigations, whether through reaching a final judgment on the merits or through settlement. In addition, as disclosed in Note 18(a) to the consolidated financial statements, the Company has also evaluated the subsequent litigation arose after the balance sheet date to accrue liabilities associated with claims and litigations related to events existed at December 31, 2010 as the conditions existed as of the December 31, 2010 that become probable and estimable. Accordingly, the Group collectively accrued a litigation liability of RMB3.5 million associated with these claims and litigations as they are probable and could be reasonably estimated (Note 10).

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

On December 21, 2010, the Company received a letter from legal counsel representing Twentieth Century Fox Film Corporation, Universal City Studios LLLP, Viacom Inc., Paramount Pictures Corporation, and Warner Bros. Entertainment Inc. (the “Content Owners”), alleging copyright infringement by the Company. The Company has engaged a legal counsel to assist in its discussion with the Content Owners and to negotiate the additional copyright protection measures, including filtering which the Company will undertake. Subsequently the Company entered into a Content Protection Agreement with the Content Owners to undertake certain steps to prevent copyright infringement in the future on April 7, 2011. There can be no assurance that the Company will avoid legal claims in the future for past infringements by the Content Owners for material amounts. If the Content Owners successfully assert a claim for copyright infringement, the resultant liability could have a material impact on the Company’s business, financial position and results of operations. The Company has not made any provision in the consolidated financial statements as of each balance sheet date for this matter. Management has adopted and is currently in the process of implementing a number of additional steps to improve its copyright protection policy and procedures, including upgrading its copyright infringement detection system.

Quan Toodou’s ICP license expired in March 2011. The Company is in the process of renewing and expects to obtain the renewed ICP license in May 2011 based on the communications with the competent local regulator. Based on the Company’s understanding of the PRC regulatory environment, the ICP license renewal process as set forth in the relevant PRC law, the communications with the competent local regulator which is fully aware of such expiration, and advice from our PRC legal counsel, the Company believes it is unlikely that Quan Toodou will be challenged by such regulator for its operation of Internet information business during the renewal process solely because of the delay in obtaining the renewed ICP licenses. However, if Quan Toodou fails to obtain the renewed ICP license, the Company will be prevented from continuing to provide the Internet information services on its website and its business, financial conditions and results of the operations would be materially and adversely affected. (Note 18 d)

Apart from the discussion above, the Group is not currently a party to, nor is it aware of, any legal proceeding, investigation or other claims that is likely to have a material adverse effect on its business, financial condition or results of operations. Although we have not previously been subject to legal actions for copyright infringement in jurisdictions other than the PRC, it is possible that we may be subject to such claims in the future.

17. Certain Risks and Concentration

Foreign exchange risk

The Group’s financing activities are denominated in US$. Remittances of foreign currencies into the PRC and exchange of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. As of December 31, 2009, the Group’s cash funds denominated in US$ 13,728,816, EUR 1,462,869 and AUD 3,534,836 are exposed to foreign exchange risk. As of December 31, 2010, the Group’s cash funds denominated in US$ 36,719,248, AUD 434 and short-term investments in EUR 662,834 are exposed to foreign exchange risk.

The Group’s revenues and purchases are generally denominated in RMB and the Group’s assets and liabilities are denominated in RMB, except for cash held in other currencies and preferred shares which are denominated in US$. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at the exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC require certain supporting documentation in order to affect the remittance.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Concentration of customer risk

The Group depends on a limited number of customers for a significant portion of the revenue. The top 10 customers accounted for 51%, 52% and 46% of the revenue for the years ended December 31, 2008, 2009 and 2010, respectively.

The following table summarizes the percentage of the Company’s revenue and accounts receivable from customer with over 10% of total revenue:

Revenue	For the Years Ended December 31
	2008	2009	2010
Customer A	15%	—	—

Accounts receivable	December 31
	2008	2009	2010
Customer A	20%	—	—
Customer B	—	—	11%

Credit risk

As of December 31, 2008, 2009 and 2010, substantially all of the Group’s cash and cash equivalents and short-term investments were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents and short-term investments. Prior to entering into contracts, the Group makes a credit assessment of the customer to assess the collectability of the contract. Further, the Group has not experienced any significant bad debts with respect to its accounts receivables.

18. Subsequent Events

In conjunction with the preparation of these financial statements, an evaluation of subsequent events was performed through April 29, 2011, which is the date the financial statements were issued.

(a) Subsequent litigations against the Group

Subsequent to December 31, 2010 through April 29, 2011, the date of the issuance of the consolidated financial statements, certain copyright holders filed a total of 82 lawsuits against the Company for unauthorized display of their contents on the Company’s website with the total claim amount of RMB 4.4 million. Based on the management’s assessment for each lawsuit and the advice from PRC counsel, the Group believed that it is probable that it could incur a loss with respect to some of these litigations. Accordingly, as disclosed in Note 10 and 16 (b), the Group collectively accrued liabilities associated with claims and litigations related to events existed at December 31, 2010 as they become probable and could be reasonably estimated.

(b) Acquisition of Tudou Limited (formerly named “Global Media Partners Limited (“Global Media”)”)

On January 16, 2011, the Company entered into the agreement to acquire Global Media, a company incorporated in and existing under the law of Hong Kong with the cash consideration of HK$ 2.2 million. On January 26, 2011, Global Media changed its name to Tudou Limited. The acquisition has been completed on February 22, 2011 and as a result of this acquisition, Tudou Limited became a wholly-owned subsidiary of the Company. Tudou Limited is engaged in provision of advertising services in mainland China and Hong Kong. The purpose of the acquisition was to strengthen the Company’s related advertising services provision and increase its market coverage in China and Hong Kong. The Company understands that Global Media failed to

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

conduct certain corporate actions in compliance with relevant Hong Kong laws before the acquisition, including making mandatory provident fund contribution for three employees. Global Media has made the historical mandatory provident fund contribution for these three employees and the Company has performed legal analysis with deal counsel and believes that it is not likely the Company will be charged for any financial penalty by relevant authority. As of April 29, 2011, the initial purchase accounting has not yet completed.

(c) Option granted

In January 2011, the Company granted 1,755,300 stock options respectively to certain employees which will generally vest over a four year term.

(d) ICP License Renewal

The Administrative Measures for Telecommunication Business Operating License requires a company to submit its request for the renewal of its ICP license at least 90 days prior to the expiration of such license. Quan Toodou’s ICP license expired in March 2011 and the Company initiated the renewal procedure 90 days prior to such expiration. Based on the communications with the local regulator in charge of issuing ICP license, it is not uncommon for the regulator to issue the renewed ICP license subsequent to the expiration of the original license term. The Company is not aware of any cases where the regulator has disallowed the renewal of the ICP licenses by companies that are in compliance with relevant regulatory requirements or any cases where the regulator has challenged companies for operating during the renewal process solely because of the delay in obtaining the renewed ICP licenses.

The Company is now in the process of renewing and expects to obtain the renewed ICP license in May 2011 based on the communications with the competent local regulator.

19. Pro Forma Balance Sheet and Earnings per Share for Conversion of Preferred Shares

The Series A, B, C, D and E Preferred Shares shall automatically be converted into ordinary shares based on the then effective conversion ratio immediately prior to the closing of a firm commitment underwritten Qualified IPO. As disclosed in Note 12 the shareholders of the Company adopted a dual-class ordinary share structure effective immediately prior to the completion of the IPO and pursuant to the exercise notice, majority of the warrants will be exercised immediately prior to the closing of a Qualified IPO. The pro forma balance sheet as of December 31, 2010 assumes a Qualified IPO has occurred and the dual class ordinary share structure is effective and presents an as adjusted financial position as if the conversion of the Series A, B, C, D and E Preferred Shares into Class B ordinary shares at the then conversion ratio of 1 for 1 (Series A, Series C, Series D and Series E) and 1 for 0.88 (Series B) and the exercise of the warrants into 9,083,185 Class B ordinary shares occurred on December 31, 2010 (excluding warrants to purchase 147,693 Series E preferred shares which are subject to certain condition). Accordingly, (i) the carrying value of the preferred shares, in the amount of RMB917,076,896 was reclassified from Preferred Shares to Class B ordinary shares and additional paid in capital, and (ii) the total of the exercise price to be received upon exercise of the warrants and the carrying value of the warrant liability was reclassified to Class B ordinary shares and additional paid in capital for such pro forma presentation.

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

The pro-forma loss per share for the year ended December 31, 2010 after giving effect to the conversion of the Series A, B, C, D and E Preferred Shares into Class B ordinary shares as if the closing occurred at the beginning of fiscal 2010 respectively was as follows:

For the Year Ended December 31, 2010 Unaudited
Numerator:
Net loss attributable to ordinary shareholders	(347,399,837)
Pro-forma effect of preferred shares	(14,983,908)

Pro-forma net loss attributable to ordinary shareholders—Basic and diluted	(362,383,745)

Denominator:
Denominator for basic and diluted calculation—weighted average number of Class A ordinary shares outstanding	11,300,000
Weighted average number of Class B ordinary shares outstanding	700,000
Pro-forma effect of automatic conversion of preferred shares into Class B ordinary shares	69,914,684
Pro-forma effect of exercise of warrants and automatic conversion of preferred shares into Class B ordinary shares (Note 11)	9,083,185

Denominator for pro-forma basic and diluted calculation
Class A ordinary shares	11,300,000
Class B ordinary shares	79,697,869

Pro-forma basic and diluted loss per Class A and Class B ordinary share attributable to ordinary shareholders (RMB)	(3.98)

US$	(0.60)

The potentially dilutive share options are not included in the calculation of pro-forma diluted loss per share because of their anti-dilutive effect.

             American Depositary Shares

Tudou Holdings Limited

Representing              Class B Ordinary Shares

Credit Suisse	Deutsche Bank Securities

Oppenheimer & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM	6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our new amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or default.

Under the form of indemnification agreements filed as Exhibit 10.7 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM	7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances excluding options to acquire our ordinary shares was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act regarding transactions not involving a public offering and each of the purchasers was an accredited investor.

Date of Sale or Issuance	Purchaser	Number of Securities	Consideration in U.S. dollars	Underwriting Discount and Commission	Applicable Exemption
April 20, 2007	General Catalyst Group IV, L.P.	4,239,660 Series C preferred shares	5,844,918	N/A	(1)

April 20, 2007	GC Entrepreneurs Fund IV, L.P.	112,490 Series C preferred shares	155,082	N/A	(1)

April 20, 2007	Capital Today Investment IV Limited	4,352,150 Series C preferred shares	6,000,000	N/A	(1)

April 20, 2007	GGV II Delaware L.L.C.	1,088,040 Series C preferred shares	1,500,000	N/A	(1)

April 20, 2007	JAFCO Asia Technology Fund III	725,360 Series C preferred shares	1,000,000	N/A	(1)

April 20, 2007	IDG Technology Venture Investment III, L.P.	362,680 Series C preferred shares	500,000	N/A	(1)

April 20, 2007	KTB China Optimum Fund	2,176,060 Series C preferred shares	3,000,000	N/A	(1)

Date of Sale or Issuance	Purchaser	Number of Securities	Consideration in U.S. dollars	Underwriting Discount and Commission	Applicable Exemption
April 29, 2007	CA-JAIC China Internet Fund	725,360 Series C preferred shares	1,000,000	N/A	(1)

April 14, 2008	Crescent Peak Limited	2,861,503 Series D preferred shares	7,500,000	N/A	(1)

April 14, 2008	Venrock Associates V, L.P.	860,645 Series D preferred shares	2,255,750	N/A	(1)

April 14, 2008	Venrock Partners V, L.P.	72,968 Series D preferred shares	191,250	N/A	(1)

April 14, 2008	Venrock Entrepreneurs Fund V, L.P.	20,221 Series D preferred shares	53,000	N/A	(1)

April 14, 2008	General Catalyst Group IV, L.P.	464,590 Series D preferred shares	1,217,691	N/A	(1)

April 14, 2008	GC Entrepreneurs Fund IV, L.P.	12,327 Series D preferred shares	32,309	N/A	(1)

April 14, 2008	GGV II Delaware L.L.C.	763,068 Series D preferred shares	2,000,000	N/A	(1)

April 14, 2008	IDG Technology Venture Investment IV, L.P.	286,150 Series D preferred shares	750,000	N/A	(1)

April 14, 2008	CA-JAIC China Internet Fund	76,307 Series D preferred shares	200,000	N/A	(1)

June 4, 2008	Crescent Peak Limited	8,584,510 Series D preferred shares	22,500,000	N/A	(1)

June 4, 2008	Venrock Associates V, L.P.	2,581,934 Series D preferred shares	6,767,250	N/A	(1)

June 4, 2008	Venrock Partners V, L.P.	218,905 Series D preferred shares	573,750	N/A	(1)

June 4, 2008	Venrock Entrepreneurs Fund V, L.P.	60,664 Series D preferred shares	159,000	N/A	(1)

June 4, 2008	General Catalyst Group IV, L.P.	1,393,771 Series D preferred shares	3,653,075	N/A	(1)

June 4, 2008	GC Entrepreneurs Fund IV, L.P.	36,980 Series D preferred shares	96,926	N/A	(1)

June 4, 2008	GGV II Delaware L.L.C.	2,289,203 Series D preferred shares	6,000,000	N/A	(1)

June 4, 2008	IDG Technology Venture Investment IV, L.P.	858,451 Series D preferred shares	2,250,000	N/A	(1)

June 4, 2008	CA-JAIC China Internet Fund	228,920 Series D preferred shares	600,000	N/A	(1)

March 9, 2010	Crescent Peak II Limited	Warrants to purchase up to US$2.5 million of Series E preferred shares	Exercise price of US$2.7083 per share, subject to adjustments	N/A	(1)

Date of Sale or Issuance	Purchaser	Number of Securities	Consideration in U.S. dollars	Underwriting Discount and Commission	Applicable Exemption
March 9, 2010	GC Entrepreneurs Fund IV, L.P.	Warrants to purchase up to US$28,431.6098 of Series E preferred shares	Exercise price of US$2.7083 per share, subject to adjustments	N/A	(1)

March 9, 2010	General Catalyst Group IV, L.P.	Warrants to purchase up to US$1,071,568.3902 of Series E preferred shares	Exercise price of US$2.7083 per share, subject to adjustments	N/A	(1)

March 9, 2010	GGV II Delaware L.L.C.	Warrants to purchase up to US$2.5 million of Series E preferred shares	Exercise price of US$2.7083 per share, subject to adjustments	N/A	(1)

March 9, 2010	IDG Technology Venture Investment IV, L.P.	Warrants to purchase up to US$1 million of Series E preferred shares	Exercise price of US$2.7083 per share, subject to adjustments	N/A	(1)

March 9, 2010	Venrock Associates V, L.P.	Warrants to purchase up to US$360,920 of Series E preferred shares	Exercise price of US$2.7083 per share, subject to adjustments	N/A	(1)

March 9, 2010	Venrock Partners V, L.P.	Warrants to purchase up to US$30,600 of Series E preferred shares	Exercise price of US$2.7083 per share, subject to adjustments	N/A	(1)

March 9, 2010	Venrock Entrepreneurs Fund V, L.P.	Warrants to purchase up to US$8,480 of Series E preferred shares	Exercise price of US$2.7083 per share, subject to adjustments	N/A	(1)

July 28, 2010	Crescent Peak II Limited	1,846,177 Series E preferred shares	5,000,000	N/A	(1)

July 28, 2010	Venrock Partners V, L.P.	22,597 Series E preferred shares	61,200	N/A	(1)

July 28, 2010	Venrock Associates V, L.P.	266,529 Series E preferred shares	721,840	N/A	(1)

July 28, 2010	Venrock Entrepreneurs Fund V, L.P.	6,262 Series E preferred shares	16,960	N/A	(1)

July 28, 2010	General Catalyst Group IV, L.P.	791,322 Series E preferred shares	2,143,137	N/A	(1)

July 28, 2010	GC Entrepreneurs Fund IV, L.P.	20,996 Series E preferred shares	56,863	N/A	(1)

July 28, 2010	GGV II Delaware L.L.C.	1,846,177 Series E preferred shares	5,000,000	N/A	(1)

Date of Sale or Issuance	Purchaser	Number of Securities	Consideration in U.S. dollars	Underwriting Discount and Commission	Applicable Exemption
July 28, 2010	IDG Technology Venture Investment IV, L.P.	738,471 Series E preferred shares	2,000,000	N/A	(1)

July 28, 2010	Sennett Investments (Mauritius) Pte Ltd	12,923,236 Series E preferred shares	35,000,000	N/A	(1)

July 28, 2010	Sennett Investments (Mauritius) Pte Ltd	Warrants to purchase up to US$17.5 million of Series E preferred shares	Exercise price of US$2.7083 per share, subject to adjustments	N/A	(1)

(1)	Each of the purchasers was an accredited investor.

See “Management—Share Incentive Plans” in the prospectus which forms part of this registration statement for a list of all options granted by us. The term of the subject options is five years. No consideration was payable in connection with these grants. We believe that our issuances of options to purchase our ordinary shares were exempt from registration under the Securities Act in reliance on Rule 701, which allows an issuer that is not at the time of grant subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 and is not an investment company to make option grants pursuant to a written compensatory benefit plan.

ITEM	8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-9 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM	9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shanghai, People’s Republic of China, on April 28, 2011.

Tudou Holdings Limited

By:	/s/ Gary Wei Wang
Name:	Gary Wei Wang
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on April 28, 2011.

Signature	Title

/s/ Gary Wei Wang	Chairman of the board, chief executive officer (principal executive officer)
Name: Gary Wei Wang

/s/ Sam Yung King Lai	Director, chief financial officer (principal financial and principal accounting officer)
Name: Sam Yung King Lai

*	Director
Name: Suyang Zhang

*	Director
Name: Hany Nada

*	Director
Name: David M. Hand

*	Director
Name: Seow Woon Kwong

* By:	/s/ Gary Wei Wang
Name: Gary Wei Wang Attorney-in-Fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act, the undersigned, the duly authorized representative in the United States of Tudou Holdings Limited, has signed this registration statement or amendment thereto in Newark, Delaware, on April 28, 2011.

Authorized U.S. Representative
Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

Tudou Holdings Limited

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.

3.1**	Memorandum and Articles of Association of the Registrant, as currently in effect.

3.2	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, to be effective upon the completion of this offering.

4.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 4.3).

4.2	Specimen Certificate for Ordinary Shares of the Registrant.

4.3	Form of Deposit Agreement among the Registrant, the Depositary and Holders and Beneficial Owners of the American Depositary Shares issued thereunder.

4.4**	Series D Preferred Shares Purchase Agreement, dated as of March 26, 2008, among StarCloud Media Co., Limited, the then Series D investors of StarCloud Media Co., Limited and certain other parties listed thereunder.

4.5**	Series E Preferred Shares Purchase Agreement, dated as of July 16, 2010, among StarCloud Media Co., Limited, the then Series E investors of StarCloud Media Co., Limited and certain other parties listed thereunder.

4.6**	Fifth Amended and Restated Shareholders’ Agreement, dated as of July 28, 2010, among StarCloud Media Co., Limited, the then shareholders of StarCloud Media Co., Limited and certain other parties listed thereunder.

4.7**	Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of July 28, 2010, among StarCloud Media Co., Limited, the then shareholders of StarCloud Media Co., Limited and certain other parties listed thereunder.

4.8**	Fourth Amended and Restated Voting Agreement, dated as of July 28, 2010, among StarCloud Media Co., Limited, the then shareholders of StarCloud Media Co., Limited and certain other parties listed thereunder.

4.9**	Sale and Purchase Agreement, dated as of September 21, 2010, among the Registrant, StarCloud Media Co., Limited and the then shareholders of StarCloud Media Co., Limited as listed thereunder.

4.10**	Agreement for the Transfer and Assumption of Obligations under the Series D Preferred Shares Purchase Agreement, the Series E Preferred Shares Purchase Agreement, the Fifth Amended and Restated Shareholders’ Agreement, the Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement and the Fourth Amended and Restated Voting Agreement, dated as of September 21, 2010, among the Registrant, StarCloud Media Co., Limited, the then shareholders of StarCloud Media Co., Limited and certain other parties listed thereunder.

5.1	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered.

8.1	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1).

8.2	Form of Opinion of Latham & Watkins regarding certain U.S. tax matters.

10.1**	2010 Share Incentive Plan.

10.2**	Form of Option Exchange Agreements among the Registrant, StarCloud Media Co., Limited and certain option holders, with the attachment of Stock Option Terms and Conditions of the Registrant.

Exhibit Number	Description of Document
10.3**	Form of Warrant Exchange Agreements, dated as of September 21, 2010, among the Registrant, StarCloud Media Co., Limited and certain warrant holders.

10.4**	Warrant Exchange Agreement, dated as of September 21, 2010, among the Registrant, StarCloud Media Co., Limited and Sennett Investments (Mauritius) Pte Ltd.

10.5**	Form of Notices of Exercise issued by certain warrant holders of the Registrant.

10.6**	Notice of Exercise jointly issued by Venrock Associates V, L.P., Venrock Partners V, L.P., and Venrock Entrepreneurs Fund V, L.P.

10.7**	Form of Indemnification Agreement with the Registrant’s directors and officers.

10.8**	Director Agreement, dated as of October 28, 2010, between the Registrant and Chun Liu, an independent director appointee.

10.9**	Director Agreement, dated as of October 28, 2010, between the Registrant and Ted Tak-Tai Lee, an independent director appointee.

10.10**	English Translation of Form of Labor Contracts with the Registrant’s senior executives, with the attachment of Confidential Information, Invention Assignment and Non-Competition Agreement.

10.11**	English Translation of Loan Agreement, dated as of May 10, 2006, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd.

10.12**	English Translation of Proxy Agreement, dated as of May 10, 2006, among Mr. Gary Wei Wang, Ms. Zhiqi Wang, Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

10.13**	English Translation of Amended Exclusive Call Option Agreement, dated as of April 11, 2007, among Mr. Gary Wei Wang, Ms. Zhiqi Wang, Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

10.14**	English Translation of Intellectual Property Transfer Agreement, dated as of April 11, 2007, between Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

10.15**	English Translation of Equipment Transfer Agreement, dated as of April 11, 2007, between Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

10.16**	English Translation of Loan Agreement, dated as of April 30, 2008, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd.

10.17**	English Translation of Loan Agreement, dated as of October 28, 2009, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd.

10.18**	English Translation of Form of Technology Development Contract, between Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

10.19**	English Translation of Equity Interest Pledge Agreement, dated as of February 26, 2010, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd.

10.20**	English Translation of Loan Agreement, dated as of May 28, 2010, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd.

10.21**	English Translation of Exclusive Consultancy and Service Agreement, dated as of August 31, 2010, between Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

10.22**	English Translation of Supplemental Contract, dated as of August 31, 2010, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd.

10.23**	English Translation of Loan Agreement, dated as of April 20, 2009, among Mr. Chengzi Wu, Ms. Jing Chen and Reshuffle Technology (Shanghai) Co., Ltd.

Exhibit Number	Description of Document
10.24**	English Translation of Proxy Agreement, dated as of May 20, 2009, among Mr. Chengzi Wu, Ms. Jing Chen, Shanghai Suzao Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

10.25**	English Translation of Exclusive Call Option Agreement, dated as of May 20, 2009, among Mr. Chengzi Wu, Ms. Jing Chen, Shanghai Suzao Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

10.26**	English Translation of Loan Agreement, dated as of July 25, 2009, among Mr. Chengzi Wu, Ms. Jing Chen and Reshuffle Technology (Shanghai) Co., Ltd.

10.27**	English Translation of Equity Interest Pledge Agreement, dated as of August 13, 2009, among Mr. Chengzi Wu, Ms. Jing Chen and Reshuffle Technology (Shanghai) Co., Ltd.

10.28**	English Translation of Exclusive Consultancy and Service Agreement, dated as of August 31, 2010, between Shanghai Suzao Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

10.29**	English Translation of Supplemental Contract, dated as of August 31, 2010, among Mr. Chengzi Wu, Ms. Jing Chen and Reshuffle Technology (Shanghai) Co., Ltd.

10.30**	English Translation of Loan Agreement, dated as of February 20, 2009, among Mr. Xiaoyun Zhang, Mr. Chengzi Wu and Reshuffle Technology (Shanghai) Co., Ltd.

10.31**	English Translation of Proxy Agreement, dated as of March 2, 2009, among Mr. Xiaoyun Zhang, Mr. Chengzi Wu, Chengdu Gaishi Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

10.32**	English Translation of Exclusive Call Option Agreement, dated as of March 2, 2009, among Mr. Xiaoyun Zhang, Mr. Chengzi Wu, Chengdu Gaishi Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

10.33**	English Translation of Equity Interest Pledge Agreement, dated as of July 1, 2009, between Mr. Chengzi Wu and Reshuffle Technology (Shanghai) Co., Ltd.

10.34**	English Translation of Equity Interest Pledge Agreement, dated as of July 1, 2009, between Mr. Xiaoyun Zhang and Reshuffle Technology (Shanghai) Co., Ltd.

10.35**	English Translation of Exclusive Consultancy and Service Agreement, dated as of August 31, 2010, between Chengdu Gaishi Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

10.36**	English Translation of Supplemental Contract, dated as of August 31, 2010, among Mr. Xiaoyun Zhang, Mr. Chengzi Wu and Reshuffle Technology (Shanghai) Co., Ltd.

10.37**	English Translation of Lease Agreement, dated as of February 21, 2008, China CYTS Tours Holding Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd.

10.38**	English Translation of Lease Contract, dated as of August 10, 2008, between Yang Li and Quan Toodou Network Science and Technology Co., Ltd.

10.39**	English Translation of House Lease Contract, dated as of March 13, 2009, between Shanghai Digital Entertainment Industry Management Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd.

10.40**	English Translation of House Lease Contract, between Shanghai Digital Entertainment Industry Management Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

Exhibit Number	Description of Document
10.41**	English Translation of Lease Contract, dated as of March 20, 2009, between Guangzhou Goldlion City Property Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd.

10.42**	English Translation of Lease Contract, between Shanghai Yongtai Real Estate Development Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd.

10.43**	English Translation of Lease Extension Agreement, dated as of April 27, 2010, between Shanghai Yongtai Real Estate Development Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd.

10.44**	English Translation of Lease Contract, between Beijing Jindi Jiaye Real Estate Brokering Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd.

10.45	English Translation of House Lease Contract dated as of May 14, 2010, between Shanghai Zizhu Science-based Industrial Park Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd.

10.46	Form of Stock Option Agreement among the Registrant and certain option holders, with the exhibits of Stock Option Terms and Conditions and Exercise Notice.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Maples and Calder (included in Exhibit 5.1).

23.3	Consent of Latham & Watkins (included in Exhibit 8.2).

23.4**	Consent of Fangda Partners (included in Exhibit 99.2).

23.5**	Consent of Sinomonitor International.

23.6**	Consent of CR-Nielsen Information Technology Co., Ltd.

23.7**	Consent of Ted Tak-Tai Lee, an independent director appointee.

23.8**	Consent of Chun Liu, an independent director appointee.

24.1**	Powers of Attorney (included on the signature page in Part II of this registration statement).

99.1**	Code of Business Conduct and Ethics.

99.2**	Opinion of Fangda Partners regarding certain PRC legal matters.

*	To be submitted by amendment.
**	Previously filed.